ITAÚ UNIBANCO – MANAGEMENT DISCUSSION & ANALYSIS AND COMPLETE FINANCIAL STATEMENTS – JUNE, 2024

# 2Q24

Itaú Unibanco Holding S.A.

## Management Discussion & Analysis and Complete Financial Statements

Second Quarter of 2024

# Contents

## Management discussion & analysis

Page 03

## Complete financial statements

Page 37

itaú

# 2Q24

Itaú Unibanco Holding S.A.

## Management Discussion & Analysis and Complete Financial Statements

Second Quarter of 2024

(This page was intentionally left blank)

itaú

# **Managerial** Income Summary

The table below presents the financial indicators of Itaú Unibanco up to the end of each period.

| | In R$ million (except where indicated) | 2Q24 | 1Q24 | 2Q23 | 1H24 | 1H23 |
|---|---|---|---|---|---|---|
| Results | Recurring Managerial Result | 10,072 | 9,771 | 8,742 | 19,843 | 17,177 |
| | Operating Revenues (1) | 41,811 | 40,353 | 38,827 | 82,164 | 76,277 |
| | Managerial Financial Margin (2) | 27,665 | 26,880 | 25,997 | 54,545 | 50,689 |
| Performance | Recurring Managerial Return on Average Equity - Annualized - Consolidated (3) | 22.4% | 21.9% | 20.9% | 22.0% | 20.8% |
| | Recurring Managerial Return on Average Equity - Annualized - Brazil (3) | 23.6% | 22.7% | 21.5% | 23.0% | 21.3% |
| | Recurring Managerial Return on Average Assets - Annualized (4) | 1.4% | 1.4% | 1.4% | 1.4% | 1.4% |
| | Nonperforming Loans Ratio (90 days overdue) - Total | 2.7% | 2.7% | 3.0% | 2.7% | 3.0% |
| | Nonperforming Loans Ratio (90 days overdue) - Brazil | 3.0% | 3.1% | 3.5% | 3.0% | 3.5% |
| | Nonperforming Loans Ratio (90 days overdue) - Latin America | 1.4% | 1.4% | 1.3% | 1.4% | 1.3% |
| | Coverage Ratio (Total Allowance/NPL 90 days overdue) (5) | 215% | 221% | 212% | 215% | 212% |
| | Efficiency Ratio (ER) (6) | 38.8% | 38.3% | 39.6% | 38.5% | 39.7% |
| Shares | Recurring Managerial Result per Share (R$) (7) | 1.03 | 1.00 | 0.89 | | |
| | Net Income per Share (R$) (7) | 1.01 | 0.98 | 0.87 | | |
| | Number of Total Shares at the end of the period - in million (8) | 9,792 | 9,802 | 9,800 | | |
| | Book Value per Share (R$) | 18.77 | 17.95 | 17.27 | | |
| | Dividends and Interest on Own Capital net of Taxes (9) | 2,530 | 2,455 | 2,660 | | |
| | Market Capitalization (10) | 315,904 | 339,348 | 279,494 | | |
| | Market Capitalization (10) (US$ million) | 56,829 | 67,921 | 57,996 | | |
| Balance Sheet | Total Assets | 2,931,995 | 2,788,916 | 2,585,768 | | |
| | Total Credit Portfolio, including Financial Guarantees Provided and Private Securities | 1,254,127 | 1,184,791 | 1,151,617 | | |
| | Deposits + Debentures + Securities + Borrowings and Onlending (11) | 1,433,583 | 1,368,945 | 1,308,923 | | |
| | Loan Portfolio/Funding (11) | 65.9% | 65.9% | 68.5% | | |
| | Stockholders' Equity | 183,788 | 175,981 | 169,199 | | |
| | Solvency Ratio - Prudential Conglomerate (BIS Ratio) | 16.6% | 16.4% | 15.1% | | |
| | Tier I Capital - BIS III (12) | 14.6% | 14.5% | 13.6% | | |
| | Common Equity Tier I - BIS III | 13.1% | 13.0% | 12.2% | | |
| | Liquidity Coverage Ratio (LCR) | 201.1% | 194.1% | 179.7% | | |
| | Net Stable Funding Ratio (NSFR) | 122.3% | 125.9% | 127.9% | | |
| Other | Portfolio Managed and Investment Funds | 1,926,831 | 1,863,512 | 1,681,772 | | |
| | Total Number of Employees | 96,169 | 95,773 | 99,864 | | |
| | Brazil | 86,293 | 85,936 | 88,078 | | |
| | Abroad | 9,876 | 9,837 | 11,786 | | |
| | Branches and CSBs - Client Service Branches | 3,342 | 3,401 | 3,635 | | |
| | ATM - Automated Teller Machines (13) | 40,151 | 40,877 | 42,400 | | |

**Note:** (1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed in the Managerial Financial Margin section; (3) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate; (4) The return was calculated by dividing the Recurring Managerial Result by the Average Assets; (5) Includes the balance of the allowance for financial guarantees provided; (6) For further details of the Efficiency Ratio calculation methodologies, please refer to the Glossary section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) Shares representing total capital stock net of treasury shares; (9) Interest on own capital. Amounts paid/provided for, declared and reserved in stockholders' equity; (10) Total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day in the period; (11) As detailed in the Balance Sheet section; (12) Considering the limit of 1.5% for AT1, according to CMN Res. No. 4,958. Without this limit, the Tier I Capital Ratio would be 14.7%. (13) Includes electronic service branches (ESBs), service points at third-party locations and Banco24Horas ATMs.

itaú

# **Managerial** Income Statement

In this report, besides making adjustments for extraordinary items, we have applied managerial criteria to present our income statement. In the accounting statements, these criteria affect the breakdown of our income statement, but not the amount of net income. Among the managerial adjustments, we highlight the tax effects of investments abroad and the reclassifications made to better represent the way the bank is managed. Both adjustments aim to eliminate distortions between lines and are neutral for the net income of the operation.

These reclassifications enable us to perform business analyses from the management point of view, and a reconciliation of the management and accounting figures is shown in the table below.

## **Reconciliation between Accounting and Managerial Financial Statements** | 2nd quarter of 2024

| In R$ million | Accounting | Extraordinary Items | Managerial adjustments | | Managerial |
|---|---|---|---|---|---|
| | | | Tax effects | Reclassifications | |
| **Operating Revenues** | **41,682** | **(139)** | **2,062** | **(1,794)** | **41,811** |
| Managerial Financial Margin | 25,252 | (66) | 2,062 | 417 | 27,665 |
| Financial Margin with Clients | - | - | - | 26,263 | 26,263 |
| Financial Margin with the Market | - | - | - | 1,402 | 1,402 |
| Commissions and Fees | 12,486 | - | - | (1,154) | 11,333 |
| Revenues from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses | 1,877 | - | - | 936 | 2,813 |
| Other Operating Income | 1,665 | (38) | - | (1,626) | - |
| Equity in Earnings of Affiliates and Other Investments | 235 | - | - | (235) | - |
| Non-operating Income | 166 | (34) | - | (132) | - |
| **Cost of Credit** | **(7,649)** | **-** | **-** | **(1,163)** | **(8,812)** |
| Provision for Loan Losses | (8,857) | - | - | (436) | (9,294) |
| Impairment | - | - | - | (169) | (169) |
| Discounts Granted | - | - | - | (617) | (617) |
| Recovery of Loans Written Off as Losses | 1,209 | - | - | 59 | 1,268 |
| **Retained Claims** | **(408)** | **-** | **-** | **-** | **(408)** |
| **Other Operating Expenses** | **(20,948)** | **397** | **(317)** | **3,242** | **(17,627)** |
| Non-interest Expenses | (18,752) | 397 | - | 3,285 | (15,069) |
| Tax Expenses for ISS, PIS, Cofins and Other Taxes | (2,192) | - | (317) | (43) | (2,553) |
| Insurance Selling Expenses | (5) | - | - | - | (5) |
| **Income before Tax and Profit Sharing** | **12,676** | **258** | **1,745** | **285** | **14,964** |
| **Income Tax and Social Contribution** | **(2,468)** | **(30)** | **(1,745)** | **(329)** | **(4,572)** |
| **Profit Sharing Management Members - Statutory** | **(74)** | **-** | **-** | **74** | **-** |
| **Minority Interests** | **(239)** | **(50)** | **-** | **(30)** | **(320)** |
| **Net Income** | **9,895** | **177** | **-** | **-** | **10,072** |

## **Extraordinary Items** Net of Tax Effects

| in R$ million | 2Q24 | 1Q24 | 2Q23 | 1H24 | 1H23 |
|---|---|---|---|---|---|
| **Net Income** | **9,895** | **9,583** | **8,478** | **19,478** | **16,657** |
| **(-) Extraordinary Items** | **(177)** | **(188)** | **(265)** | **(365)** | **(520)** |
| Goodwill amortization | (179) | (178) | (159) | (356) | (304) |
| Result on the partial sale of XP Inc. shares | - | - | (122) | - | (122) |
| Liability adequacy test | - | - | 12 | - | 12 |
| Other | 1 | (11) | 3 | (9) | (107) |
| **Recurring managerial result** | **10,072** | **9,771** | **8,742** | **19,843** | **17,177** |

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## 2nd quarter of 2024 Income Statement

| In R$ million | 2Q24 | 1Q24 | Δ | 2Q23 | Δ | 1H24 | 1H23 | Δ |
|---|---|---|---|---|---|---|---|---|
| **Operating Revenues** | 41,811 | 40,353 | 3.6% | 38,827 | 7.7% | 82,164 | 76,277 | 7.7% |
| Managerial Financial Margin | 27,665 | 26,880 | 2.9% | 25,997 | 6.4% | 54,545 | 50,689 | 7.6% |
| Financial Margin with Clients | 26,263 | 25,821 | 1.7% | 24,927 | 5.4% | 52,084 | 48,975 | 6.3% |
| Financial Margin with the Market | 1,402 | 1,059 | 32.4% | 1,070 | 31.0% | 2,461 | 1,715 | 43.5% |
| Commissions and Fees | 11,333 | 10,852 | 4.4% | 10,363 | 9.4% | 22,185 | 20,709 | 7.1% |
| Revenues from Insurance [1] | 2,813 | 2,620 | 7.4% | 2,467 | 14.0% | 5,434 | 4,878 | 11.4% |
| **Cost of Credit** | (8,812) | (8,793) | 0.2% | (9,441) | -6.7% | (17,605) | (18,529) | -5.0% |
| Provision for Loan Losses | (9,294) | (9,131) | 1.8% | (9,609) | -3.3% | (18,425) | (18,618) | -1.0% |
| Impairment | (169) | (128) | 32.3% | (5) | 3052.1% | (296) | (34) | 774.9% |
| Discounts Granted | (617) | (626) | -1.5% | (820) | -24.7% | (1,243) | (1,687) | -26.3% |
| Recovery of Loans Written Off as Losses | 1,268 | 1,092 | 16.2% | 993 | 27.7% | 2,360 | 1,810 | 30.3% |
| **Retained Claims** | (408) | (384) | 6.4% | (383) | 6.7% | (792) | (768) | 3.1% |
| **Other Operating Expenses** | (17,627) | (16,791) | 5.0% | (16,699) | 5.6% | (34,418) | (32,864) | 4.7% |
| Non-interest Expenses | (15,069) | (14,386) | 4.7% | (14,272) | 5.6% | (29,456) | (28,061) | 5.0% |
| Tax Expenses for ISS, PIS, Cofins and Other Taxes | (2,553) | (2,398) | 6.4% | (2,421) | 5.4% | (4,951) | (4,793) | 3.3% |
| Insurance Selling Expenses | (5) | (7) | -27.6% | (5) | -5.4% | (12) | (10) | 14.2% |
| **Income before Tax and Minority Interests** | 14,964 | 14,385 | 4.0% | 12,304 | 21.6% | 29,349 | 24,116 | 21.7% |
| **Income Tax and Social Contribution** | (4,572) | (4,327) | 5.7% | (3,388) | 34.9% | (8,899) | (6,557) | 35.7% |
| **Minority Interests in Subsidiaries** | (320) | (287) | 11.3% | (174) | 84.0% | (607) | (381) | 59.1% |
| **Recurring Managerial Result** | 10,072 | 9,771 | 3.1% | 8,742 | 15.2% | 19,843 | 17,177 | 15.5% |

(1) Revenues from Insurance includes Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

## Credit Portfolio including Financial Guarantees Provided and Private Securities

Private securities portfolio allocation and client migration

From the first quarter of 2024, we began to stratify our private securities portfolio based on client profiles. Previously, this portfolio was considered entirely in the Corporate loans. However, due to its increased relevance to other segments, part of this portfolio was allocated to the very small, small and middle market loans and part to the Latin America portfolio.

In addition, customers previously classified in the very small, small and middle market companies segment were migrated to the corporate segment. For comparability purposes, the previous periods were also reclassified and, in the historical series spreadsheet available on the investor relations website, a series from March 2023 can be found.

| In R$ billion, end of period | 2Q24 | 1Q24 | Δ | 2Q23 | Δ |
|---|---|---|---|---|---|
| **Individuals** | 418.3 | 413.4 | 1.2% | 405.4 | 3.2% |
| Credit Card Loans | 130.9 | 130.9 | 0.0% | 128.4 | 2.0% |
| Personal Loans | 63.9 | 62.5 | 2.3% | 58.2 | 9.7% |
| Payroll Loans [1] | 74.0 | 73.5 | 0.8% | 74.9 | -1.2% |
| Vehicle Loans | 34.8 | 33.8 | 3.1% | 32.4 | 7.5% |
| Mortgage Loans | 114.6 | 112.8 | 1.6% | 111.5 | 2.8% |
| **Very Small, Small and Middle Market Loans [2 3]** | 198.2 | 193.0 | 2.7% | 176.3 | 12.5% |
| **Corporate Loans [3]** | 408.5 | 376.0 | 8.6% | 351.1 | 16.3% |
| **Total for Brazil with Financial Guarantees Provided and Private Securities** | 1,025.0 | 982.5 | 4.3% | 932.8 | 9.9% |
| **Latin America [3 4]** | 229.1 | 202.3 | 13.3% | 218.8 | 4.7% |
| **Total with Financial Guarantees Provided and Private Securities** | 1,254.1 | 1,184.8 | 5.9% | 1,151.6 | 8.9% |
| **Total with Financial Guarantees Provided and Private Securities (ex-foreign exchange rate variation) [5]** | 1,254.1 | 1,220.7 | 2.7% | 1,170.5 | 7.1% |

(1) Includes operations originated by the institution, plus acquired operations. (2) Includes Rural Loans to Individuals. (3) Private Securities Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds. (4) Includes portfolio of Argentine clients outside Argentina. (5) Calculated based on the conversion of the foreign currency portfolio (US Dollar and Latin American currencies). Note: The Mortgage and Rural Loan portfolios from the companies segment are allocated based on the size of the client. Further details are provided on pages 22 and 23.

# Performance analysis for the second quarter of 2024

## Management commentary

The recurring managerial result reached R$10.1 billion in the second quarter of 2024, a 3.1% increase from the previous quarter. The recurring managerial return on equity was 22.4% on a consolidated basis and 23.6% for the operations in Brazil. The loan portfolio increased by 5.9% on a consolidated basis and by 4.3% in Brazil. Excluding exchange rate variations, the consolidated loan portfolio would have grown by 2.7% in the quarter, and 7.1% year-on-year. The individuals loan portfolio in Brazil was up 1.2% in the quarter and 3.2% year-on-year. The Individuals portfolio has been negatively impacted by the outflow of risk from clients that destroy value, with the credit card portfolio being the most significantly impacted by this movement. This portfolio remained stable in the second quarter. However, the Uniclass and Personnalité segments grew by 3% in the quarter (17% growth year-on-year). In the second quarter, the growth of 1.6% in the mortgage portfolio and 0.8% in the payroll loans portfolio were noteworthy. The growth in the large companies portfolio was 8.6% in the quarter, due to increased demand for credit from this segment. The increase in the loan portfolio has continued to have a positive impact on our margin with clients, as well as the higher liabilities' margin due to a higher volume of funding. Furthermore, the financial margin of operations in Latin America increased, as well as the structured operations in our wholesale business operations. These increases have led to our margin with clients growing by 1.7%, closing the second quarter at R$26.3 billion. Once again, credit quality metrics stand out. Non-performing loans over 90 days overdue (NPL 90) remained stable at 2.7%. In Brazil, the ratios for individuals, very small, small and middle-market companies, as well as corporate loans, also remained stable. Non-performing loans 15-90 days overdue (NPL 15-90) were down 0.1 p.p., closing the quarter at 2.3%. The reduction in the indicator for the individuals' portfolio was 0.1 p.p. with improvements in credit cards, personal loans and vehicle financing. In the very small, small and middle-market loans portfolio, the indicator closed the quarter at 1.7%, down 0.2 p.p. This positive scenario for credit quality is reflected in the cost of credit, which remained practically stable at R$8.8 billion for another quarter, even given the growth of the loan portfolio. As a result, the indicator for the cost of credit over the loan portfolio closed at 2.9%, down 0.1 p.p. over the previous quarter. Commissions and fees and result from insurance operations increased by 5.0% in the quarter. There was a noteworthy increase in revenues from investment banking and asset management operations, the latter related to the recognition of performance fees (in addition to the greater number of business days in the quarter). Non-interest expenses, which are seasonally lower in the first quarter of the year, were up 4.7%. Given this dynamic in the results for the quarter, the consolidated efficiency ratio was 38.8% on a consolidated basis and 37.2% in Brazil, in both cases at their lowest points ever for a second quarter in the historical series.

Compared to the first half of 2023, the recurring managerial result was up 15.5%, and the recurring managerial return on equity was up 1.2 p.p. on a year-on-year basis. Also noteworthy was the 21.7% increase in income before taxes and minority interests, which totaled R$29.3 billion. The positive effect of the growth in portfolio and liabilities' margin (by volume), in addition to higher gains from structured operations in the wholesale business segment, has led to a 6.3% increase in the financial margin with clients. Likewise, our financial margin with the market increased and the cost of credit decreased. Commissions and fees and result from insurance operations rose by 8.1% year-on-year. This increase was the result of higher revenue from card issuer activities, and higher gains from investment banking and asset management operations. Non-interest expenses were up 5.0%, whereas the efficiency ratio decreased by 1.1 p.p.

## main figures

**recurring managerial result**
**R$10.1 bn** 2Q24 | **+3.1%** 2Q24 x 1Q24

**credit portfolio**
**R$1,254.1 bn** 2Q24 | **+5.9%** 2Q24 x 1Q24

**financial margin with clients**
**R$26.3 bn** 2Q24 | **+1.7%** 2Q24 x 1Q24

**financial margin with the market**
**R$1.4 bn** 2Q24 | **+32.4%** 2Q24 x 1Q24

**cost of credit**
**R$8.8 bn** 2Q24 | **+0.2%** 2Q24 x 1Q24

**fees and insurance**
**R$13.7 bn** 2Q24 | **+5.0%** 2Q24 x 1Q24

**non-interest expenses**
**R$15.1 bn** 2Q24 | **+4.7%** 2Q24 x 1Q24


20.9%
21.1%
21.2%
21.9%
22.4%
8,742
9,040
9,401
9,771
10,072
2Q23
3Q23
4Q23
1Q24
2Q24
Recurring Managerial Result
Annualized Recurring Managerial Return on Average Equity (quarterly)

**Annualized recurring managerial return on average equity**
**22.4%** | **+0.5 p.p.** 2Q24 x 1Q24

## 2024 Forecast

**Guidance for the year remains unchanged**

| | Consolidated | Growth on a comparable basis[4] | |
|---|---|---|---|
| **Total credit portfolio[1]** | Growth between **6.5%** and **9.5%** | | |
| **Financial margin with clients** | Growth between **4.5%** and **7.5%** | Growth between **5.5%** and **8.5%** | |
| **Financial margin with the market** | Between **R$3.0 bn** and **R$5.0 bn** | | |
| **Cost of credit[2]** | Between **R$33.5 bn** and **R$36.5 bn** | | |
| **Commissions and fees and results from insurance operations[3]** | Growth between **5.0%** and **8.0%** | Growth between **5.5%** and **8.5%** | |
| **Non-interest expenses** | Growth between **4.0%** and **7.0%** | Growth between **5.0%** and **8.0%** | Core[5] expenses below inflation |
| **Effective tax rate** | Between **29.5%** and **31.5%** | | |

(1) Includes financial guarantees provided and private securities; (2) Composed of results from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses; (4) **Considers pro forma adjustments in 2023 of the sale of** Banco Itaú Argentina; (5) Calculated based on Brazil core expenses.

2023 income statement, excluding Banco Itaú Argentina

For a better understanding of the 2024 projections, we present below the quarterly and accumulated income statement for 2023, excluding the results of Banco Itaú Argentina. Due to the fact that in August 2023, we entered into an agreement to sell all of the shares of Banco Itaú Argentina, Itaú Unibanco's consolidated balance sheet as of September 2023 no longer included the figures from Itaú Argentina, while the income statement for the third quarter of 2023 only took into account the results for the month of July 2023 only.

It is important to highlight that our results are being released with Banco Itaú Argentina in the base and the numbers presented in this material and in the next ones do not contain this pro forma adjustment shown here.

| In R$ million | 1Q23 | 2Q23 | 3Q23 | 4Q23 | 2023 |
|---|---|---|---|---|---|
| Financial margin with Clients | 23,608 | 24,457 | 25,384 | 26,293 | 99,743 |
| Service and insurance operations | 12,257 | 12,343 | 12,850 | 13,478 | 50,928 |
| Non-interest expenses | (13,525) | (13,980) | (14,649) | (15,344) | (57,498) |

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# Income Statement and Balance Sheet Analysis

Management Discussion and Analysis and Complete Financial Statements

# Managerial **Financial Margin**

**Highlights**

- The financial margin with clients was up 1.7% in the quarter. This increase was driven by the positive effects of the higher average volumes of loans and deposits, in addition to higher margins in Latin America and structured operations in the wholesale business segment. The financial margin with clients was up 6.3%, compared to the first half of 2023. This increase was driven by the higher credit volume and higher liabilities' margin (by volume), in addition to higher gains from structured operations in the wholesale business segment.
- The increase in financial margin with the market in the quarter was mainly due to higher gains from the trading strategy in Brazil. Compared to the first six months of 2023, the 43.5% increase was mainly driven by higher gains from the management of assets and liabilities in Brazil.

| In R$ million | 2Q24 | 1Q24 | Δ | 2Q23 | Δ | 1H24 | 1H23 | Δ |
|---|---|---|---|---|---|---|---|---|
| Financial Margin with Clients | 26,263 | 25,821 | 1.7% | 24,927 | 5.4% | 52,084 | 48,975 | 6.3% |
| Financial Margin with the Market | 1,402 | 1,059 | 32.4% | 1,070 | 31.0% | 2,461 | 1,715 | 43.5% |
| Total | 27,665 | 26,880 | 2.9% | 25,997 | 6.4% | 54,545 | 50,689 | 7.6% |

## Financial Margin with Clients

### Breakdown of changes in the Financial Margin with Clients

*R$ billions*



7.4%
2.7%
24.5
25.8
-3.0
22.8
-0.1
0.4
0.2
0.2
23.4
2.8
26.3
2Q23 Ex-Argentina
1Q24
Working capital(1) and others 1Q24
Spread-sensitive operations 1Q24
Product mix
Average volume
Spreads and liabilities margin
Latin America and others (2)
Spread-sensitive operations 2Q24
Working capital(1) and others 2Q24
2Q24

(1) Includes capital allocated to business areas (except treasury) and the corporation working capital. (2) Includes Latin America margin and structured operations from the wholesale business segment.

1 **Working capital and other (- R$0.2 billion):** mainly due to the negative effect of the payment of dividends during last quarter.

2 **Product mix (- R$0.1 billion):** decrease due to the higher relative share of the corporate and Latin American portfolios.

3 **Average volume (+ R$0.4 billion):** positive impact due to the increase in the average profitable portfolio, for both individuals and companies.

4 **Spreads and liabilities' margin (+ R$0.2 billion):** mainly due to the positive impact of the volume of deposits on the liabilities' margin.

## **Annualized Average Rate** of Financial Margin with Clients

| In R$ million, end of period | 2Q24 Average Balance(1) | 2Q24 Financial Margin | 2Q24 Average Rate (p.a.) | 1Q24 Average Balance(1) | 1Q24 Financial Margin | 1Q24 Average Rate (p.a.) |
|---|---|---|---|---|---|---|
| **Financial Margin with Clients** | **1,238,451** | **26,263** | **8.8%** | **1,200,841** | **25,821** | **8.9%** |
| Spread-Sensitive Operations | 1,107,581 | 23,425 | 8.7% | 1,066,644 | 22,807 | 8.8% |
| Working Capital and Other | 130,870 | 2,838 | 9.0% | 134,196 | 3,014 | 9.3% |
| **Cost of Credit** | | **(8,812)** | | | **(8,793)** | |
| **Risk-Adjusted Financial Margin with Clients** | **1,238,451** | **17,451** | **5.7%** | **1,200,841** | **17,028** | **5.8%** |

(1) Average daily balance.



Consolidated
8.7%
8.7%
8.8%
8.9%
9.0%
8.9%
8.8%
5.1%
5.3%
5.4%
5.6%
5.8%
5.8%
5.7%
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
Brazil
9.4%
9.4%
9.6%
9.7%
9.8%
9.6%
9.5%
5.3%
5.6%
5.6%
5.9%
6.2%
6.1%
6.2%
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
Financial margin with clients
Risk-adjusted financial margin with clients

# Cost of Credit

## Highlights

- The cost of credit remained basically stable during the quarter. The increases in the provision for loan losses and impairment charges on private securities were offset by the higher recovery of loans written off as losses.
- The decrease in the cost of credit compared to the first half of 2023 was mainly driven by the Retail business segment in Brazil, due to lower provision for loan losses and discounts granted, and the improved recovery of loans written off as losses.

| In R$ millions | 2Q24 | 1Q24 | Δ | 2Q23 | Δ | 1H24 | 1H23 | Δ |
|---|---|---|---|---|---|---|---|---|
| Provision for Loan Losses | (9,294) | (9,131) | 1.8% | (9,609) | -3.3% | (18,425) | (18,618) | -1.0% |
| Recovery of Loans Written Off as Losses | 1,268 | 1,092 | 16.2% | 993 | 27.7% | 2,360 | 1,810 | 30.3% |
| **Result from Loan Losses** | **(8,026)** | **(8,039)** | **-0.2%** | **(8,616)** | **-6.9%** | **(16,065)** | **(16,808)** | **-4.4%** |
| Impairment | (169) | (128) | 32.3% | (5) | 3052.1% | (296) | (34) | 774.9% |
| Discounts Granted | (617) | (626) | -1.5% | (820) | -24.7% | (1,243) | (1,687) | -26.3% |
| **Cost of Credit** | **(8,812)** | **(8,793)** | **0.2%** | **(9,441)** | **-6.7%** | **(17,605)** | **(18,529)** | **-5.0%** |
| **Cost of Credit / Total Risk (*) – Annualized (%)** | **2.9** | **3.0** | **-0.1 p.p.** | **3.3** | **-0.4 p.p.** | **2.9** | **3.2** | **-0.3 p.p.** |

(*) Average loan portfolio balance, including financial guarantees provided and private securities.

The cost of credit remained basically stable during the period, increasing by R$18 million from the previous quarter. The provision for loan losses in Latin America and the impairment charges on private securities in the Wholesale business segment in Brazil increased during the quarter. These effects were partially offset by the higher recovery of loans written off as losses, in addition to the decrease in the provision for loan losses in the Wholesale business segment in Brazil.

Compared to the first half of 2023, the cost of credit decreased by R$924 million, mainly driven by the Retail business segment in Brazil, as a result of the reduction of R$233 million in the provision for loan losses, R$451 million in discounts granted, and the increase of R$612 million in the recovery of loans written off as losses in this segment. Additionally, the provision for loan losses in the Wholesale business segment in Brazil was R$296 million lower in the period, and this effect was offset by the increase in impairment charges on private securities.

### Provision for Loan Losses by Segment


R$ millions
4.2
4.1
4.1
4.0
4.0
9,609
757
592
8,260
9,212
763
337
8,112
9,295
827
567
7,901
9,131
833
319
7,979
9,294
1,065
170
8,059
2Q23
3Q23
4Q23
1Q24
2Q24
Latin America ex-Brazil
Wholesale - Brazil
Retail - Brazil
Provision for Loan Losses / Loan portfolio (*) – Annualized (%)

(*) Average loan portfolio balance, considering the last two quarters.

Note: Retail business includes loan loss provision expenses in the Corporation segment. In the business segment, Latin America is a part of the Wholesale business.

The increase in the provision for loan losses in the quarter was recorded mainly in Latin America, due to the increase in the provision for one specific client in the companies segment. The provision for loan losses remained basically stable in the Retail business segment in Brazil during the quarter.

### Recovery of Loans Written off as Losses and Sales of Financial Assets

The recovery of loans written off as losses increased from the previous quarter in both Latin America and Wholesale business segment in Brazil. In the second quarter of 2024, portfolios already written off as losses were sold in the amount of R$144 million, with a positive impact of R$14 million on the recovery of loans and R$7 million in the recurring managerial result. These sales do not impact the credit quality indicators.

During the quarter, we recorded sales of active portfolios to unrelated companies with no retention of risk, totaling R$398 million (R$281 million from large companies and R$116 million from Latin America) relating to active portfolios which were not overdue, or with short delinquency. These sales of active portfolios had a negative impact of R$4 million on operating revenues, a positive impact of R$11 million on the cost of credit, and a positive impact of R$4 million on the recurring managerial result, with no material impact on credit quality indicators.

### Allowance for Loan Losses and Financial Guarantees Provided


R$ millions
57,334
16,826
796
39,712
57,186
16,629
791
39,766
55,380
16,353
937
38,090
54,128
15,966
908
37,254
54,472
15,721
956
37,795
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24
Complementary Allowance*
Allowance for Financial Guarantees Provided
Minimum Allowance (Specific + Generic)

* Includes Provision for Loan Commitments.

Compared to the end of March 2024, the allowance for loan losses and financial guarantees provided were up 0.6%, due to higher levels of provision in Latin America.

# Credit Quality

## Highlights

- The nonperforming loans 90 days overdue ratio (NPL 90) remained stable compared to the previous quarter, reaching its lowest level for the last two years. In Brazil, the decrease of 0.1 p.p. was due to the higher percentage share of large companies in the loan portfolio, which has lower delinquency rates than other segments, whereas indicators for all segments remained stable.
- The nonperforming loans 15-90 days overdue ratio (NPL 15-90) decreased during the quarter, notably for individuals and the very small, small and middle-market companies in Brazil. In Latin America, the increase in the ratio was due to higher delinquency for companies in both Chile and Colombia.

### Nonperforming Loans


R$ billions
27.1
24.5
27.3
24.8
25.7
23.1
24.5
22.0
25.3
22.5
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24
Nonperforming Loans over 90 days - Total
Nonperforming Loans over 90 days - Brazil¹

- **Nonperforming loans - 90 days - Total:** there was a 3.4% increase in the total NPL portfolio compared to the previous quarter. This increase occurred in all segments due to the growth in the loan portfolio.

### NPL Ratio (%) | over 90 days


3.5
3.5
3.2
3.1
3.0
3.0
3.0
2.8
2.7
2.7
4.9
4.9
4.4
4.2
4.2
2.5
2.6
2.6
2.6
2.6
1.3
1.3
1.4
1.4
1.4
0.1
0.1
0.1
0.1
0.1
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24
Total
Brazil¹
Latin America²
Individuals
Very Small, Small and Middle Market Companies
Corporate

Both the total NPL 90 ratio and the ratio for Latin America remained stable in the quarter. In Brazil, the reduction in the ratio was due to the greater percentage share of large companies, which have lower delinquency rates than other segments, in the loan portfolio. NPL ratios for corporate and very small, small and middle-market companies remained stable during the quarter. The NPL ratio for the individuals segment in Brazil was also stable, and there were noteworthy ratio reductions in the credit card, vehicle financing and mortgage portfolios, demonstrating the quality of recent vintages.

### NPL Ratio (%) | 15 to 90 days


2.5
2.3
2.3
2.4
2.3 +0.02*
2.5
2.3
2.3
2.4
2.3 +0.02*
3.4
3.2
3.2
3.3
3.2
2.5
2.3
2.2
2.4
2.5
1.8
1.7
1.8
1.9
1.7
0.3
0.2
0.0
0.3
0.1 +0.12*
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24
Total
Brazil¹
Latin America²
Individuals
Very Small, Small and Middle Market Companies
Corporate

* Excluding the effect of credit sales which would be active at the end of June-24, in the amount of R$281 million, from corporate segment in Brazil.

Both the total NPL 15-90 day ratio and the ratio for Brazil decreased compared to the previous quarter. In Brazil, the ratio was down in the individuals segment, due to the typical seasonal increase during the first quarter, with household expenses piling up. We also recorded a reduction in these ratios for corporate and very small, small and middle-market companies, with no concentration on a specific client or sector. In Latin America, the increase in the ratio was due to higher delinquencies for companies in both Chile and Colombia.

### Loan Portfolio by Risk Level


Brazil¹
Consolidated
Total Allowance for Loan Losses (R$ million)
50,308
47,131
46,606
57,334
54,128
54,472
Loan Portfolio by Risk Level
48.7%
51.3%
52.7%
49.4%
51.5%
52.8%
33.3%
29.5%
28.6%
30.3%
27.5%
26.5%
7.7%
10.1%
10.1%
9.4%
11.3%
11.3%
3.2%
2.8%
2.6%
4.1%
3.6%
3.5%
1.0%
0.7%
0.7%
1.2%
1.0%
1.0%
6.1%
5.5%
5.4%
5.4%
5.1%
4.9%
Jun-23
Mar-24
Jun-24
Jun-23
Mar-24
Jun-24
AA
A
B
C
D
E-H

¹ Includes units abroad ex-Latin America. ² Excludes Brazil.

## Coverage Ratio | 90 days


212%
209%
216%
221%
215%
95%
95%
96%
98%
98%
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24
Total
Total (Expanded)
1403%
1468%
1342%
1253%
1021%
275%
271%
260%
285%
277%
205%
203%
211%
214%
207%
180%
177%
182%
184%
179%
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24
Total - Brazil¹
Latin America ex-Brazil
Retail business - Brazil
Wholesale business - Brazil

[1] Includes units abroad ex-Latin America.

The 6 p.p. decrease in the total coverage ratio was mainly driven by the impact of higher nonperforming loans in the Retail business segment in Brazil, which has a greater weighting relative to the total ratio. However, our expected loss provisioning model keeps the proper level of provision, taking into account the financial situation of our clientes, and any changes to the macroeconomic scenario.

## Loan Portfolio Write-Off


R$ millions
8,652
8,876
10,297
10,120
9,337
1.0%
1.0%
1.1%
1.1%
1.0%
2Q23
3Q23
4Q23
1Q24
2Q24
Write-Off
Write-Off / Loan Portfolio (*)

(*) Loan portfolio average balance for the previous two quarters.

The loan portfolio write-off decreased by 7.7% on the previous quarter in Brazil, in both the Retail and Wholesale business segments. The ratio of operations written off and the average balance of the loan portfolio decreased during the quarter.

## NPL Creation


R$ millions
9,185
9,215
9,048
9,039
10,177
8,625
8,344
7,749
8,114
8,565
367
738
889
722
1,359
968*
193
134
409
203
254
2Q23
3Q23
4Q23
1Q24
2Q24
Total
Retail business - Brazil
Wholesale business - Brazil
Latin America ex-Brazil

## NPL Creation Ratio in the Credit Portfolio[2]


1.8%
1.7%
1.6%
1.6%
1.7%
1.0%
1.0%
1.0%
1.0%
1.1%
0.2%
0.4%
0.5%
0.4%
0.7%
0.5%*
0.1%
0.1%
0.2%
0.1%
0.1%
2Q23
3Q23
4Q23
1Q24
2Q24
Total
Retail business - Brazil
Wholesale business - Brazil
Latin America ex-Brazil

* NPL Creation from Latin America calculated disregarding the exchange rate variation for the period.

NPL Creation in the credit portfolio increased during the quarter. The increase in the ratio for the Retail business segment in Brazil was mainly due to the rollover of shorter delays portfolios, which came from the seasonality of the individuals' credit portfolios, for longer delay bands. In Latin America, the increase was mainly due the exchange rate variation during the period.

[2] The credit portfolio for the previous quarter excluding financial guarantees provided and private securities.

## Renegotiated Loan Operations

### By overdue period measured at the time of renegotiation


R$ billions
Brazil
37.4
37.3
35.5
34.6
34.1
40.9
40.9
39.0
37.6
37.4
3.6
3.6
3.6
3.0
3.3
1.5
1.3
1.4
1.4
1.5
12.4
13.1
12.6
12.4
12.0
9.8
9.8
9.5
9.3
9.1
3.5
3.5
3.4
3.3
3.3
10.3
9.6
8.6
8.2
8.2
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24
Non-overdue
Over 90 days overdue
Up to 30 days overdue
Written-off as a Loss
31-90 days overdue
Latin America

The renegotiated loan portfolio decreased for individuals, for loans past due more than 30 days at the time of renegotiation. Coverage ratio (allowance for loan losses/portfolio) and NPL 90 increased in the quarter.


38.8%
40.3%
39.2%
40.7%
41.2%
18.8%
19.7%
18.3%
18.3%
19.7%
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24
Coverage Ratio (LLP/Portfolio)
Total of Renegotiated Loans Portfolio 90-day NPL ratio (%)

# Commissions and Fees and Result from Insurance Operations[1]

**Highlights**

- In the quarter, the growth of 5.0% in commissions and fees and result from insurance operations was mainly due to higher volumes in financial advisory and brokerage services, the recognition of performance fees in fund management, and the increase in result from insurance operations.
- Commissions and fees and result from insurance operations increased 8.1% on a year-on-year basis, mainly due to: (i) higher volumes of advisory and brokerage services; (ii) an increase in gains from fund management; (iii) increased gains from card-issuing activities; and (iv) a higher result from insurance operations due to an increase in earned premiums.

| In R$ millions | 2Q24 | 1Q24 | Δ | 2Q23 | Δ | 1H24 | 1H23 | Δ |
|---|---|---|---|---|---|---|---|---|
| Credit and Debit Cards | 4,219 | 4,186 | 0.8% | 4,048 | 4.2% | 8,405 | 8,049 | 4.4% |
| Card Issuance | 3,135 | 3,113 | 0.7% | 2,891 | 8.4% | 6,248 | 5,874 | 6.4% |
| Acquiring | 1,084 | 1,073 | 1.0% | 1,157 | -6.3% | 2,157 | 2,175 | -0.8% |
| Current Account Services | 1,559 | 1,626 | -4.1% | 1,673 | -6.8% | 3,186 | 3,399 | -6.3% |
| Asset Management | 1,625 | 1,505 | 8.0% | 1,442 | 12.7% | 3,131 | 2,943 | 6.4% |
| Fund Management Fees | 1,281 | 1,191 | 7.6% | 1,113 | 15.1% | 2,472 | 2,251 | 9.8% |
| *Consórcio* Administration Fees | 344 | 314 | 9.5% | 329 | 4.6% | 658 | 692 | -4.9% |
| Advisory Services and Brokerage | 1,504 | 1,123 | 33.9% | 820 | 83.5% | 2,627 | 1,478 | 77.7% |
| Credit Operations and Guarantees Provided | 683 | 677 | 0.8% | 654 | 4.4% | 1,360 | 1,304 | 4.3% |
| Collection Services | 528 | 508 | 3.9% | 507 | 4.1% | 1,035 | 1,007 | 2.8% |
| Other | 333 | 401 | -17.0% | 380 | -12.4% | 734 | 785 | -6.5% |
| Latin America (ex-Argentina) | 882 | 825 | 6.9% | 741 | 19.1% | 1,708 | 1,535 | 11.3% |
| Commissions and Fees | 11,333 | 10,852 | 4.4% | 10,264 | 10.4% | 22,185 | 20,500 | 8.2% |
| Result from Insurance Operations[1] | 2,400 | 2,230 | 7.6% | 2,079 | 15.4% | 4,630 | 4,100 | 12.9% |
| Services and Insurance (ex-Argentina) | 13,733 | 13,082 | 5.0% | 12,343 | 11.3% | 26,815 | 24,600 | 9.0% |
| Argentina | - | - | - | 99 | - | - | 209 | - |
| Services and Insurance | 13,733 | 13,082 | 5.0% | 12,442 | 10.4% | 26,815 | 24,809 | 8.1% |

(1) Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

## Credit and Debit Cards

Revenues from card-issuing activities increased by 0.7% from the previous quarter. Higher gains from interchange fees, as a result of an increase in the credit card transaction volume, were partially offset by the increase in reward program expenses. Compared to the first half of 2023, the 6.4% increase in revenues from card-issuing activities were mainly due to higher gains from interchange fees, as a result of an increase in the credit card transaction volume.

Acquiring revenues increased by 1.0% from the first quarter of 2024, mainly due to the increase in gains from the flex product. Acquiring revenues decreased by 0.8% compared to the first half of the previous year. We had an increase in the credit and debit card transaction volume which was offset by lower gains from the flex product. Despite the reduction in the commissions and fees line, it's worth noting that the acquiring take rate evolved positively as a result of the improvement of the cost of funding in the flex product which is being passed on to our customers, has a positive effect in the financial margin with clients and a negative effect on the acquiring view in the commissions and fees line in this document.

### Card Issuance Activities

*R$ millions*

**Transaction Volume**
2Q24

**R$210.5** billion
▲ + 3.6% (vs. 1Q24)
▲ + 5.5% (vs. 2Q23)

credit
▲ + 3.8% (vs. 1Q24)
▲ + 7.6% (vs. 2Q23)

debit
▲ + 3.1% (vs. 1Q24)
▼ - 2.5% (vs. 2Q23)


39.3
35.0
199,605
42,123
157,481
2Q23
37.8
35.9
203,113
39,819
163,295
1Q24
37.3
36.4
210,501
41,066
169,435
2Q24
Debit Card Transaction Volume
Credit Card Transaction Volume
Credit card accounts - does not include additional cards (millions)
Debit card accounts - does not include additional cards (millions)

Note: Debit cards include account holders only.

### Acquiring Activities

*R$ millions*

**Transaction Volume**
2Q24

**R$228.1** billion
▲ + 5.4% (vs. 1Q24)
▲ + 9.7% (vs. 2Q23)

credit
▲ + 5.9% (vs. 1Q24)
▲ + 13.7% (vs. 2Q23)

debit
▲ + 4.4% (vs. 1Q24)
▲ + 1.9% (vs. 2Q23)


1,508
208,010
71,546
136,464
2Q23
1,484
216,383
69,796
146,587
1Q24
1,507
228,086
72,898
155,188
2Q24
Credit Card Transaction Volume
Debit Card Transaction Volume
Equipment Base (thousands)

## Current Account Services

Revenues from current account services decreased by 4.1% from the previous quarter. This reduction was mainly due to lower gains from packages for individuals and companies, mainly due to the waiving of fees charged to clients affected by the floods in the state of Rio Grande do Sul.

Compared to the first half of 2023, revenues from current account services decreased by 6.3%, mainly due to lower gains from packages for individuals, as a result of our proactive agenda of offering better conditions for customers as they improve their relationship with the bank.

## Asset Management

• **Fund Management**

Fund management fees were up 7.6% from the first quarter of 2024, mainly driven by the recognition of performance fees and the higher number of business days compared to the previous quarter (63 vs. 61 business days).

Compared to the first half of the previous year, the 9.8% increase in fund management fees was mainly due to the increase in the balance.

Managed Portfolio and Investment Funds



R$ billions
+14.5%
+3.1%
1,644
1,699
1,757
1,825
1,882
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24

Note: Does not include Latin America (ex-Brazil).

• ***Consórcio* Administration Fees**

*Consórcio* administration fees increased by 9.5% from the first quarter of 2024, mainly due to the increase in production.

Compared to the first half of 2023, *Consórcio* administration fees decreased by 4.9%.

## Loan Operations and Financial Guarantees Provided

Revenue from loan operations and financial guarantees provided increased by 0.8% from the first quarter of 2024. The increase in loan operations was partially offset by the reduced gains from financial guarantees provided.

Revenue from loan operations and financial guarantees provided increased by 4.3% on a year-on-year basis, mainly due to the increase in the local sureties portfolio.

## Collection Services

Revenues from collection services increased by 3.9% from the previous quarter, and by 2.8% on a year-on-year basis. Both increases were mainly due to greater gains from the collection of payment slips.

## Advisory Services and Brokerage

Revenue from advisory and brokerage services increased by 33.9% from the previous quarter and 77.7% on a year-on-year basis. Both increases were mainly due to higher volumes of fixed income transactions.

**Fixed Income:** In the 12-month period (June 2023 to May 2024), in local fixed income, we remained ranked in 1st place in ANBIMA's Origination ranking, totaling R$104.8 billions in originated volume (a 25% market share), and were ranked 1st in the ANBIMA'S Distribution ranking, totaling R$59.5 billions in distributed volume (a 27% market share).

**Equities:** In the last 12 months, we entered into 29 transactions, totaling R$8.7 billions in volume (a 18% market share), ranking 1st in terms of number of transactions and 2nd in terms of volume in Dealogic's ranking.

**Mergers and Acquisitions:** In the last 12 months, we entered into 40 transactions, totaling R$50.5 billions in volume (a 29% market share), ranking 1st in terms of volume and 2nd in terms of number of transactions in Dealogic's ranking.

# Result from Insurance, Pension Plan and Premium Bonds

**Highlights**

- The 7.6% increase in the result from insurance, pension plan and premium bonds in the quarter was due to increases in earned premiums, in revenues from premium bonds and in managerial financial margin, in addition to the higher revenue from pension plan asset management.
- Compared to the first half of 2023, the 12.9% increase in the result from insurance, pension plan and premium bonds was driven by the increase in earned premiums as a result of higher sales of insurance policies. We also recorded higher net revenue from premium bonds, commissions and fees, and earnings of affiliates.

## Result from Insurance, Pension Plan and Premium Bonds

| In R$ millions | 2Q24 | 1Q24 | Δ | 2Q23 | Δ | 1H24 | 1H23 | Δ |
|---|---|---|---|---|---|---|---|---|
| Earned Premiums | 1,705 | 1,674 | 1.8% | 1,582 | 7.7% | 3,379 | 3,126 | 8.1% |
| Revenues from Pension Plan | (25) | (42) | -39.1% | (52) | -51.4% | (67) | (78) | -14.0% |
| Revenues from Premium Bonds | 196 | 182 | 7.7% | 163 | 20.1% | 379 | 313 | 20.9% |
| Managerial Financial Margin | 62 | 13 | 369.4% | 17 | 273.9% | 75 | 57 | 31.1% |
| Commissions and Fees | 709 | 627 | 13.2% | 582 | 21.9% | 1,336 | 1,153 | 15.9% |
| Earnings of Affiliates | 166 | 165 | 0.6% | 176 | -5.2% | 332 | 307 | 8.2% |
| Revenues from Insurance, Pension Plan and Premium Bonds | 2,813 | 2,620 | 7.4% | 2,467 | 14.0% | 5,434 | 4,878 | 11.4% |
| Retained Claims | (408) | (384) | 6.4% | (383) | 6.7% | (792) | (768) | 3.1% |
| Insurance Selling Expenses | (5) | (7) | -27.6% | (5) | -5.4% | (12) | (10) | 14.2% |
| Result from Insurance, Pension Plan and Premium Bonds | 2,400 | 2,230 | 7.6% | 2,079 | 15.4% | 4,630 | 4,100 | 12.9% |
| Recurring Managerial Result | 1,000 | 951 | 5.2% | 924 | 8.2% | 1,951 | 1,842 | 5.9% |

The increase in the result from insurance, pension plan and premium bonds in the quarter was due to: (i) higher earned premiums, due to higher credit life, mortgage and protected card insurance portfolios and net revenue from premium bonds; (ii) an increase in managerial financial margin, due to higher interest paid on our assets; and (iii) higher commissions and fees on premium bonds. These effects were partially offset by the increase in retained claims in the life and credit life insurance portfolios.

Compared to the first half of 2023, the 12.9% increase in the result from insurance, pension plan and premium bonds was driven by higher sales in the insurance portfolios, mainly the life, personal accident, credit life and protected card portfolios, in addition to higher revenues from premium bonds. We also recorded an increase in commissions and fees driven by higher third-party insurance sales and earnings of affiliates.


Earned Premiums Breakdown
R$ millions
1,582
1,620
1,659
1,674
1,705
7.1%
13.1%
3.8%
16.7%
14.3%
45.0%
7.5%
13.1%
3.5%
16.8%
14.1%
45.0%
7.3%
13.2%
3.4%
17.4%
14.4%
44.3%
7.7%
12.8%
3.1%
18.3%
14.6%
43.5%
7.8%
12.9%
3.0%
18.5%
14.8%
43.0%
2Q23
3Q23
4Q23
1Q24
2Q24
Life and Personal Accident
Protected Card
Credit Life
Familiar Protection
Mortgage
Other


Retained Claims Breakdown
R$ millions
24.2%
23.0%
22.3%
22.9%
24.0%
383
372
370
384
408
19.7%
7.3%
3.8%
10.6%
7.4%
51.1%
19.7%
6.5%
5.6%
10.2%
7.0%
51.0%
21.0%
6.6%
5.0%
11.0%
6.6%
49.8%
22.2%
9.0%
3.4%
11.3%
6.0%
48.2%
17.8%
6.6%
4.3%
13.1%
5.5%
52.7%
2Q23
3Q23
4Q23
1Q24
2Q24
Life and Personal Accident
Credit Life
Mortgage
Insurance Claims/Earned Premiums
Protected Card
Familiar Protection
Other

## *Pro Forma* Income Statement for the Insurance Segment (Core[1])

| In R$ millions | 2Q24 | 2Q23 | Δ |
|---|---|---|---|
| Earned Premiums | 1,643 | 1,523 | 7.9% |
| Retained Claims | (349) | (318) | 9.8% |
| Selling Expenses | (3) | (5) | -25.5% |
| Underwriting Margin | 1,290 | 1,200 | 7.5% |
| Managerial Financial Margin | 88 | 106 | -17.1% |
| Commissions and Fees | 275 | 213 | 28.9% |
| Other Income and Expenses [2] | (947) | (821) | 15.4% |
| Recurring Managerial Result | 705 | 698 | 1.0% |
| Combined Ratio | 55.0% | 50.5% | 4.5 p.p. |

[1] Does not include own healthy insurance, extended warranty and Porto and IRB results; [2] Includes the earnings of affiliates, non-interest expenses, tax expenses for ISS, PIS and COFINS, income tax/social contribution and minority interests.

Our core insurance operations[1] consist of bancassurance products related to life, property, credit life and third-party insurance policies. The recurring managerial result rose by 1.0% year-on-year. Earned premiums increased by 7.9%, mainly driven by higher sales of credit life, life, personal accident and protected card policies. Commissions and fees increased by 28.9% driven by higher sales of third-party insurance policies. Managerial financial margin decreased by 17.1% mainly due to the interest rate reduction in Brazil. The bancassurance insurance agenda continues to make headway, contributing to the development of a future portfolio and offering greater protection to our clients.

# Non-interest Expenses

## Highlights

- Non-interest expenses were up 4.7% on the previous quarter, due to the seasonality of the first quarter in the year, when personnel and administrative expenses are lower.
- Non-interest expenses were up 5.0% year-on-year. Personnel expenses increased due to the effects of the collective wage agreement in 2023, which included a 4.58% adjustment to salaries and benefits beginning in September, and due to the higher profit sharing expenses. The efficiency ratio for the 12-month period was 39.3%, the lowest level since the association between Itaú and Unibanco.

| In R$ millions | 2Q24 | 1Q24 | Δ | 2Q23 | Δ | 1H24 | 1H23 | Δ |
|---|---|---|---|---|---|---|---|---|
| Personnel Expenses | (6,614) | (6,455) | 2.5% | (6,204) | 6.6% | (13,069) | (12,058) | 8.4% |
| Compensation, Charges, Social Benefits, Terminations and Training | (4,665) | (4,640) | 0.5% | (4,563) | 2.2% | (9,304) | (9,007) | 3.3% |
| Management and Employees' Profit Sharing [1] | (1,949) | (1,816) | 7.3% | (1,642) | 18.7% | (3,765) | (3,051) | 23.4% |
| Administrative Expenses | (5,123) | (4,886) | 4.8% | (4,776) | 7.3% | (10,009) | (9,415) | 6.3% |
| Third-Party and Financial System Services, Security and Transportation | (1,710) | (1,565) | 9.2% | (1,624) | 5.3% | (3,275) | (3,247) | 0.9% |
| Data Processing and Telecommunications | (1,110) | (1,040) | 6.7% | (1,050) | 5.7% | (2,150) | (2,030) | 5.9% |
| Facilities and Materials | (673) | (657) | 2.4% | (689) | -2.4% | (1,330) | (1,395) | -4.6% |
| Depreciation and Amortization | (1,090) | (1,084) | 0.5% | (931) | 17.1% | (2,173) | (1,869) | 16.3% |
| Advertising, Promotions and Publications | (353) | (391) | -9.8% | (340) | 3.7% | (744) | (596) | 24.8% |
| Other | (188) | (149) | 26.0% | (142) | 32.1% | (336) | (278) | 20.9% |
| Provision Expenses | (786) | (705) | 11.4% | (540) | 45.4% | (1,490) | (1,062) | 40.3% |
| Provision for lawsuits civil, tax and social security obligations | (150) | (206) | -27.0% | (201) | -25.4% | (356) | (346) | 2.7% |
| Provision for labor claims | (635) | (499) | 27.3% | (339) | 87.5% | (1,134) | (716) | 58.5% |
| Operating Expenses | (561) | (425) | 31.9% | (657) | -14.7% | (986) | (1,357) | -27.3% |
| Selling - Credit Cards | (365) | (328) | 11.3% | (412) | -11.5% | (693) | (844) | -17.9% |
| Claims and Other | (196) | (97) | 101.4% | (245) | -20.1% | (293) | (513) | -43.0% |
| Other Tax Expenses [2] | (77) | (91) | -14.9% | (82) | -5.6% | (168) | (153) | 9.4% |
| Total - Brazil | (13,160) | (12,562) | 4.8% | (12,259) | 7.3% | (25,722) | (24,045) | 7.0% |
| Latin America (ex-Brazil and Argentina) [3] | (1,910) | (1,824) | 4.7% | (1,720) | 11.0% | (3,734) | (3,460) | 7.9% |
| Total (ex-Argentina) | (15,069) | (14,386) | 4.7% | (13,980) | 7.8% | (29,456) | (27,505) | 7.1% |
| Argentina | - | - | - | (293) | - | - | (556) | - |
| Total | (15,069) | (14,386) | 4.7% | (14,272) | 5.6% | (29,456) | (28,061) | 5.0% |

[1] Includes variable compensation and stock option plans. [2] Does not include ISS, PIS and COFINS. [3] Does not consider overhead allocation.

The increase in non-interest expenses in the quarter were driven by: **(i)** higher personnel expenses due to the increase in profit sharing expenses; **(ii)** an increase in administrative expenses, mainly due to third-party services with consulting services, to data processing and telecommunications; **(iii)** an increase in the provision for labor claims, due to the greater number of lawsuits; and **(iv)** an increase in operating expenses.

In the first half of 2024, non-interest expenses were up 5.0% year-on-year, whereas inflation during the period was 4.2% (IPCA). Personnel expenses increased because of the negotiation of the collective wage agreement, which included a 4.58% adjustment to salary and benefits beginning in September, as well as due to higher profit sharing expenses in connection with the bank's improved financial performance. Administrative expenses were also higher due to increased expenses for data processing, marketing campaigns and depreciation and amortization, as a result of higher levels of investment in technology projects over the last few years. Provisions for labor claims also increased during the period.

### Number of Employees - in thousands


99.9
11.2
0.6
72.8
15.3
Jun-23
97.5
9.7
0.6
71.7
15.5
Sep-23
95.7
9.3
0.6
70.3
15.6
Dec-23
95.8
9.3
0.6
70.2
15.8
Mar-24
96.2
9.3
0.6
69.8
16.5
Jun-24
ZUP and IT team
Brazil (ex-Tech team)
Abroad (ex-Latin America)
Latin America

Note: Includes all the employees of companies controlled by the Company.

**96.2 thousand**
**employees at the end of the 2Q24**

▲ **+ 0.4%** (Jun-24 vs. Mar-24)
▼ **- 3.7%** (Jun-24 vs. Jun-23)

The search for efficiency in Brazil, adjustments to our client service teams, and the decrease in the number of brick-and-mortar branches led to a 2.0% reduction in our workforce in Brazil year-on-year. In Latin America, the decrease in the number of employees was due to the sale of Banco Itaú Argentina, with a reduction of 1.5 thousand employees beginning in August of 2023, in addition to the search for efficiency in Itaú Chile. These changes led to a 3.7% reduction in the workforce year-on-year.

itaú

# Efficiency Ratio

### Efficiency Ratio



46.2
46.5
44.5
40.8
39.6
38.8
44.7
44.8
42.2
38.7
37.7
37.2
47.5 45.9
45.1 43.5
46.6 44.4
42.4 40.2
40.5 38.4
39.3 37.5
2Q19
2Q20
2Q21
2Q22
2Q23
2Q24
Trailing 12-month Efficiency Ratio (%)
Quarterly Efficiency Ratio (%)
Trailing 12-month Efficiency Ratio in Brazil (%)
Quarterly Efficiency Ratio in Brazil (%)

12-month period: a decrease of 1.1 p.p. year-on-year. Non-interest expenses were up 5.3%, while revenue increased by 7.9%.

### Change in non-interest expenses, highlighting investments

1H24 vs. 1H23

In R$ billions



Investments
Core: (0.7) | 3.8%
(28.1)
4.0
(24.0)
(1.0)
(25.1)
0.5
(1.2)
(25.7)
(3.7)
(29.5)
1H23
Latin America
Brazil 1H23
business and technology
Brazil with investments
efficiency program
transactional and other
Brazil 1H24
Latin America
1H24

## **Distribution** Network

### **Points of Service |** Brazil and Abroad

The number of available ATMs in our network in Brazil decreased by 10.5% year-on-year, due to the closure of brick-and-mortar branches. In Latin America, this reduction was due to the sale of Banco Itaú Argentina, which had 145 points of service in June 2023.



42,400
41,746
41,694
40,877
40,151
24,172
24,098
24,169
24,123
23,872
778
624
627
617
617
620
549
542
615
597
16,830
16,475
16,356
15,522
15,065
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24
Brazil
ESBs
Latin America
Banco24Horas

Note: (i) Includes Banco Itaú Argentina until Jun-23 and banks in Chile, Colombia, Paraguay and Uruguay. (ii) Includes ESBs (Electronic Service Branches) and points of service at third parties' establishments. (iii) Does not include points of sale.

### **Branches and Client Service Branches |** Brazil and Abroad

The optimization of our branch network is carried out based on our clients' behavior and needs, always taking into consideration the availability of physical points of service and digital channels, according to demand and in conformity with our "phygital" strategy. We carry out thorough assessments of the performance of our branches, measuring the movement of clients and the creation of new business, as well as the ability to retain, and keep our active clients satisfied and working closely with the bank. Based on this assessment, we recorded an annual reduction of 6.6% in brick-and-mortar branches in Brazil. The sale of Banco Itaú Argentina, which had 68 branches in June 2023, was the biggest driver of this reduction in Latin America.



3,635
3,509
3,502
3,401
3,342
2,639
2,608
2,606
2,515
2,464
637
629
627
619
620
359
272
269
267
258
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24
Branches + CSBs (Latin America ex-Brazil)
CSBs - Brazil
Brick and Mortar Branches - Brazil (i)

(i) Includes IBBA representative offices abroad. Note: Includes Banco Itaú Argentina until Jun-23, Banco Itaú BBA and companies in Chile, Colombia, Panama, Paraguay and Uruguay.

### Geographical Distribution of Service Network[(*)]

Number of Branches and Client Service Branches

| North | Northeast | Midwest | Southeast | South |
|---|---|---|---|---|
| 95 | 255 | 232 | 1,992 | 497 |

(*) In June 2024. Does not include branches and CSBs in Latin America and Itaú BBA.

# Balance Sheet

**Highlights**

- Total assets were up 5.1% for the quarter, mainly driven by the increases of (i) R$68.9 billion in securities; (ii) R$42.7 billion in loan operations, notably in companies and Latin America portfolios; and (iii) R$31.8 billion in other assets, mainly driven by the increase in the foreign exchange portfolio. In the 12-month period, securities increased by R$162.2 billion, whereas other assets increased by R$72.7 billion, mainly driven by the foreign exchange portfolio.
- In the quarterly evolution of liabilities, there were notable increases of: (i) R$51.8 billion in deposits, mostly time deposits; (ii) R$33.6 billion in deposits received under securities repurchase agreements; and (iii) R$32.2 billion in other liabilities, mainly due to a higher foreign exchange portfolio. The 4.4% increase in stockholders' equity was mainly driven by the result for the period, net of dividends and interest on capital. In the 12-month period, deposits increased by R$93.9 billion, whereas deposits received under securities repurchase agreements increased by R$87.3 billion. Additionally, other liabilities increased R$77.8 billion, mainly driven by higher foreign exchange portfolio.

| Assets (In R$ millions, end of period) | 2Q24 | 1Q24 | Δ | 2Q23 | Δ |
|---|---|---|---|---|---|
| **Current and Long-term Assets** | **2,897,179** | **2,754,657** | **5.2%** | **2,548,077** | **13.7%** |
| Cash | 33,862 | 34,344 | -1.4% | 30,636 | 10.5% |
| Interbank Investments | 303,836 | 317,025 | -4.2% | 267,688 | 13.5% |
| Securities | 1,021,700 | 952,834 | 7.2% | 859,528 | 18.9% |
| Derivative Financial Instruments | 70,380 | 72,616 | -3.1% | 72,773 | -3.3% |
| Interbank and Interbranch Accounts | 238,729 | 223,636 | 6.7% | 211,387 | 12.9% |
| Loan, Lease and Other Loan Operations | 893,501 | 850,861 | 5.0% | 843,565 | 5.9% |
| Other Assets | 335,171 | 303,341 | 10.5% | 262,500 | 27.7% |
| **Permanent Assets** | **34,816** | **34,259** | **1.6%** | **37,691** | **-7.6%** |
| Total Assets | 2,931,995 | 2,788,916 | 5.1% | 2,585,768 | 13.4% |

| Liabilities (In R$ millions, end of period) | 2Q24 | 1Q24 | Δ | 2Q23 | Δ |
|---|---|---|---|---|---|
| **Current and Long-Term Liabilities** | **2,740,007** | **2,605,475** | **5.2%** | **2,407,344** | **13.8%** |
| Deposits | 1,017,165 | 965,331 | 5.4% | 923,281 | 10.2% |
| Deposits Received under Securities Repurchase Agreements | 430,739 | 397,185 | 8.4% | 343,474 | 25.4% |
| Funds from Acceptances and the Issue of Securities | 306,023 | 302,988 | 1.0% | 289,836 | 5.6% |
| Interbank and Interbranch Accounts | 103,593 | 102,663 | 0.9% | 96,980 | 6.8% |
| Borrowing and Onlending | 116,745 | 108,605 | 7.5% | 102,436 | 14.0% |
| Derivative Financial Instruments | 68,355 | 71,003 | -3.7% | 68,027 | 0.5% |
| Provisions | 15,997 | 17,451 | -8.3% | 17,098 | -6.4% |
| Allowance for Financial Guarantees Provided and Loan Commitments | 3,011 | 3,162 | -4.8% | 3,716 | -19.0% |
| Technical Provisions for Insurance | 292,095 | 283,015 | 3.2% | 253,994 | 15.0% |
| Other Liabilities | 386,284 | 354,072 | 9.1% | 308,502 | 25.2% |
| **Non-controlling Interests** | **8,200** | **7,460** | **9.9%** | **9,225** | **-11.1%** |
| **Stockholders' Equity** | **183,788** | **175,981** | **4.4%** | **169,199** | **8.6%** |
| Total Liabilities and Equity | 2,931,995 | 2,788,916 | 5.1% | 2,585,768 | 13.4% |

itaú

# Credit Portfolio

**Highlights**

- The individuals loans portfolio was up 1.2% in the quarter and 3.1% in the 12-month period. The increase in the quarter was mainly driven by increases of (i) 1.6% in mortgage loans; (ii) 2.3% in personal loans; and (iii) 3.1% in vehicle loans. In the 12-month period, there were noteworthy increases of (i) 9.4% in personal loans; (ii) 7.5% in vehicle loans; and (iii) 2.8% in mortgage loans.
- The companies loans portfolio was up 4.7% in the quarter and 9.4% in the 12-month period. On a year-on-year basis, significant increases were recorded in: (i) rural loans; (ii) mortgage loans; and (iii) export and import financing.

**Credit Portfolio by Product**

| In R$ billion, end of period | 2Q24 | 1Q24 | Δ | 2Q23 | Δ |
|---|---|---|---|---|---|
| **Individuals - Brazil (1)** | **417.8** | **413.0** | **1.2%** | **405.2** | **3.1%** |
| Credit Card Loans | 130.9 | 130.9 | 0.0% | 128.4 | 2.0% |
| Personal Loans | 63.2 | 61.8 | 2.3% | 57.8 | 9.4% |
| Payroll Loans (2) | 74.0 | 73.5 | 0.8% | 74.9 | -1.2% |
| Vehicle Loans | 34.8 | 33.8 | 3.1% | 32.4 | 7.5% |
| Mortgage Loans | 114.6 | 112.8 | 1.6% | 111.5 | 2.8% |
| Rural Loans | 0.2 | 0.2 | -23.9% | 0.2 | 0.0% |
| **Companies - Brazil (1)** | **321.1** | **306.9** | **4.7%** | **293.6** | **9.4%** |
| Working Capital (3) | 176.2 | 171.0 | 3.0% | 170.1 | 3.6% |
| BNDES/Onlending | 12.6 | 11.7 | 7.9% | 10.9 | 15.5% |
| Export/Import Financing | 80.9 | 73.2 | 10.5% | 69.6 | 16.2% |
| Vehicle Loans | 18.8 | 19.0 | -1.0% | 19.2 | -2.0% |
| Mortgage Loans | 11.2 | 10.9 | 2.4% | 9.1 | 22.8% |
| Rural Loans | 21.4 | 21.0 | 2.2% | 14.7 | 46.3% |
| **Latin America (4)** | **206.0** | **181.9** | **13.2%** | **198.4** | **3.8%** |
| Total without Financial Guarantees Provided | 945.0 | 901.8 | 4.8% | 897.2 | 5.3% |
| Financial Guarantees Provided | 112.3 | 105.6 | 6.4% | 93.9 | 19.6% |
| Total with Financial Guarantees Provided | 1,057.3 | 1,007.4 | 5.0% | 991.1 | 6.7% |
| Private Securities (5) | 196.8 | 177.4 | 11.0% | 160.5 | 22.6% |
| Total Risk | 1,254.1 | 1,184.8 | 5.9% | 1,151.6 | 8.9% |

(1) Includes units abroad excluding Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdrafts, Receivables, Hot Money, Leasing, and others. (4) Includes portfolio of Argentine clients outside Argentina. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds.

**Credit Concentration**

Largest debtors, as of June 30, 2024

Only 12.9% of the credit risk is concentrated in the 100 largest debtors.

| In R$ billions | Risk* | Risk / Total credits | Risk / Total assets |
|---|---|---|---|
| Largest debtor | 6.1 | 0.6% | 0.2% |
| 10 Largest debtors | 39.4 | 3.7% | 1.3% |
| 20 Largest debtors | 60.6 | 5.7% | 2.1% |
| 50 Largest debtors | 99.1 | 9.4% | 3.4% |
| 100 Largest debtors | 136.6 | 12.9% | 4.7% |

(*) Including Financial Guarantees Provided.

**Credit Portfolio without Financial Guarantees Provided by Vintage**



In R$ billions
q = <-5
q - 4
q - 3
q - 2
q - 1
Actual quarter (q)
897
902
945
37.7%
38.6%
37.8%
5.4%
4.0%
4.1%
6.3%
5.8%
6.4%
7.8%
7.6%
7.5%
9.6%
10.3%
9.9%
33.1%
33.6%
34.4%
2Q23
1Q24
2Q24

**Corporate Credit Portfolio with Financial Guarantees by Business Sector**

In R$ billions, end of period

| Δ | Sector | 2Q24 | 1Q24 |
|---|---|---|---|
| ▼ -12.2% | **Public Sector** | **7.2** | **8.2** |
| ▲ 7.0% | **Private Sector** | **536.9** | **502.0** |
| ▲ 9.1% | Real Estate | 44.3 | 40.6 |
| ▲ 4.2% | Transportation | 35.4 | 33.9 |
| ▲ 2.3% | Energy and water treatment | 29.7 | 29.1 |
| ▲ 6.5% | Vehicles and auto parts | 27.6 | 26.0 |
| ▲ 17.2% | Food and beverages | 27.0 | 23.1 |
| ▲ 4.7% | Agribusiness and fertilizers | 24.3 | 23.3 |
| ▲ 10.3% | Banks and financial institutions | 23.2 | 21.0 |
| ▲ 5.6% | Pharmaceuticals and cosmetics | 15.0 | 14.2 |
| ▲ 6.4% | Steel and metallurgy | 14.5 | 13.6 |
| ▲ 12.7% | Infrastructure work | 14.3 | 12.7 |
| ▲ 3.7% | Petrochemicals and chemicals | 14.2 | 13.7 |
| ▲ 1.4% | Telecommunications | 12.5 | 12.3 |
| ▲ 5.6% | Electronics and IT | 12.3 | 11.6 |
| ▲ 11.1% | Capital assets | 11.1 | 10.0 |
| ▲ 4.9% | Mining | 10.3 | 9.8 |
| ▼ -3.8% | Oil and gas | 10.3 | 10.7 |
| ▲ 4.1% | Entertainment and tourism | 9.4 | 9.0 |
| ▲ 4.8% | Construction materials | 8.7 | 8.3 |
| ▲ 11.4% | Clothing and footwear | 7.3 | 6.6 |
| ▲ 8.3% | Services - Other | 53.5 | 49.4 |
| ▲ 6.5% | Commerce - Other | 35.6 | 33.4 |
| ▲ 13.9% | Industry - Other | 4.4 | 3.9 |
| ▲ 7.1% | Other | 92.0 | 85.9 |
| **▲ 6.6%** | **Total** | **544.1** | **510.2** |

# Credit Portfolio[1] (Individuals and Companies) - Brazil

## Loan Portfolio Mix - Individuals

| | Credit cards | Payroll loans | Mortgage | Personal | Vehicles |
|---|---|---|---|---|---|
| Jun-24 | 31.4% | 17.7% | 27.4% | 15.1% | 8.3% |
| Jun-23 | 31.7% | 18.5% | 27.5% | 14.3% | 8.0% |

## Loan Portfolio Mix - Companies[3]

| | Corporate | Very small, small and middle market |
|---|---|---|
| Jun-24 | 67.3% | 32.7% |
| Jun-23 | 66.6% | 33.4% |

### Payroll loans

**R$74.0 bn** as of June 30, 2024

▲ + 0.8% (vs. Mar-24) ▼ - 1.2% (vs. Jun-23)

Compared to the end of March 2024, payroll loans for INSS beneficiaries remained stable due to the lower production from external channels as a result of the lower product profitability and the higher production through internal channels. Payroll loans in the private sector increased by 4.0%. The public sector increased by 1.0%, notably through digital channels, mainly in the state of Minas Gerais.

**Portfolio by origination (%)**
2nd Quarter of 2024


38%
62%
Branches
Itaú Consignado S.A.

**Portfolio by sector (R$ billions)**
2nd Quarter of 2024


INSS
Private sector
Public sector
11.3
10.9
51.8

### Mortgage loans [2]

**R$125.8 bn** as of June 30, 2024

▲ + 1.7% (vs. Mar-24) ▲ + 4.3% (vs. Jun-23)

90.9% of the mortgage portfolio is Individuals

99.8% guaranteed by fiduciary alienation

**Originations**
2nd Quarter of 2024

**R$9.2 bn**

▲ + 34.3% (vs. 2Q23)

66.7% of total mortgage credit is originated by borrowers

**Loan-to-value (individuals)**

Ratio of the amount of the financing to the total value of real-estate property.

Vintage (quarterly average): 60.8% | Portfolio: 39.4%

### Corporate loans[3]

**R$408.5 bn** as of June 30, 2024

▲ + 8.6% (vs. Mar-24) ▲ + 16.3% (vs. Jun-23)

In the second quarter of 2024, credit origination[4] for corporate loans increased by 23.2% compared to the previous quarter, and increased by 21.2% year-on-year. These increases, both on the quarter and year-on-year, are mainly driven by agribusiness, and by higher demand for loans in the large companies segment (companies with revenue from R$500 million to R$4 billion).

### Credit cards

**R$130.9 bn** as of June 30, 2024

▲ + 0.0% (vs. Mar-24) ▲ + 2.0% (vs. Jun-23)


10.9%
7.6%
81.4%
9.1%
6.0%
85.0%
8.7%
5.7%
85.5%
Jun-23
Mar-23
Jun-24
Revolving credit + overdue loans¹
Installments with interest
Transactors²

(1) Includes NPL more than one day overdue;
(2) includes installments without interest.

### Vehicle loans (individuals)

**R$34.8 bn** as of June 30, 2024

▲ + 3.1% (vs. Mar-24) ▲ + 7.5% (vs. Jun-23)

**Originations**
2nd Quarter of 2024

**R$5.8 bn**

▲ + 21.8% (vs. 2Q23)

| Average Term | % Average Down Payment | Average Ticket |
|---|---|---|
| 45 months | 39% | R$50.1 thousand |

**Loan-to-value**

Vintage (quarterly average): 61.0%

### Very small, small and middle market[3]

**R$198.2 bn** as of June 30, 2024

▲ + 2.7% (vs. Mar-24) ▲ + 12.5% (vs. Jun-23)

In the second quarter of 2024, credit origination[4] for very small, small and middle-market companies increased by 7.2% compared to the previous quarter, and increased by 11.1% year-on-year, with both increases concentrated on middle-market companies.

(1) Without financial guarantees provided. (2) Includes Individuals and Companies. (3) Include financial guarantees provided and private securities; (4) Average origination per working day in the quarter.
Note: For further information on products, please see our Institutional Presentation, which is available on our Investor Relations website.

# Funding

**Highlights**

- Funding from clients increased by 4.1% during the quarter, while the growth for the last 12 months was 9.6%, driven by: (i) time deposits, which were up 14.2% driven by the commercial strategy for this product in the retail business segment throughout 2023, and by higher demand for fixed-income products; and (ii) funds from bills, which were up 6.3%, mainly driven by real estate bills.
- Assets under management and administration grew by 2.2% in the quarter. In the last 12 months, funding increased by 11.3%, as a result of increases of 13.6% in our own products and of 9.7% in the open platform, mainly driven by growth in social security products and Bank Deposit Certificates (CDB).

| In R$ millions, end of period | 2Q24 | 1Q24 | Δ | 2Q23 | Δ |
|---|---|---|---|---|---|
| Funding from Clients (A) | 1,240,434 | 1,191,437 | 4.1% | 1,131,648 | 9.6% |
| Demand Deposits | 116,460 | 106,275 | 9.6% | 114,061 | 2.1% |
| Savings Deposits | 179,030 | 174,170 | 2.8% | 174,464 | 2.6% |
| Time Deposits | 708,060 | 670,732 | 5.6% | 620,222 | 14.2% |
| Funds from Bills, Structured Operations Certificates and Own Debentures[1] | 236,884 | 240,260 | -1.4% | 222,901 | 6.3% |
| Other Funding (B) | 193,149 | 177,508 | 8.8% | 177,275 | 9.0% |
| Onlending | 14,160 | 12,993 | 9.0% | 12,101 | 17.0% |
| Borrowing | 102,585 | 95,612 | 7.3% | 90,335 | 13.6% |
| Securities Obligations Abroad | 69,147 | 62,737 | 10.2% | 66,942 | 3.3% |
| Other[2] | 7,257 | 6,166 | 17.7% | 7,897 | -8.1% |
| Portfolio Managed and Investment Funds (C) | 1,926,831 | 1,863,512 | 3.4% | 1,681,772 | 14.6% |
| Total (A) +(B) + (C) | 3,360,414 | 3,232,457 | 4.0% | 2,990,695 | 12.4% |

| | | | | | |
|---|---|---|---|---|---|
| Own Products | 2,327,021 | 2,242,672 | 3.8% | 2,047,687 | 13.6% |
| Open Platform | 357,532 | 367,529 | -2.7% | 325,903 | 9.7% |
| Assets under Management | 2,684,553 | 2,610,201 | 2.8% | 2,373,590 | 13.1% |
| Fiduciary Management and Custody[3] | 491,186 | 498,249 | -1.4% | 480,019 | 2.3% |
| Assets under Management and Administration | 3,175,739 | 3,108,450 | 2.2% | 2,853,609 | 11.3% |

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. Own debentures are linked to Repurchase Agreements. (2) Includes installments of subordinated debt not included in the Tier II Reference Equity. (3) Balance related to institutional and corporate clients.

## Loans and funding

The ratio of the loan portfolio to funding net of compulsory deposits and cash and cash equivalents, reached 76.1% in the second quarter of 2024.


78.6%
78.5%
77.9%
75.9%
76.1%
68.5%
67.9%
67.4%
65.9%
65.9%
In R$ Billions
1,309
1,141
897
1,328
1,148
901
1,346
1,164
907
1,369
1,188
902
1,434
1,241
945
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24
Portfolio / Funding from clients and other funding
Portfolio / Funding from clients and other funding net of reserves and cash
Loan portfolio
Funding from clients and other funding
Loan portfolio
Funding from clients and other funding net of reserve required by BACEN and Cash

# **Capital, Liquidity and Market** Ratios

Itaú Unibanco assesses the risk adequacy of its capital, represented by the regulatory capital for credit, market and operational risks, as well as the capital necessary to cover other risks, in accordance with the rules disclosed by the Central Bank of Brazil to implement the Basel III capital requirements in Brazil.

## Tier I Capital Ratio

On June 30, 2024, our Tier I Capital ratio reached 14.6%, consisting of 13.1% Common Equity Tier I and of 1.5% Additional Tier I[2].


14.5%
1.5%
13.0%
0.5%
-0.2%
-0.2%
14.6%
1.5%²
13.1%
Tier I
Mar-24
Net Income in the quarter,Dividends and Interest on Own Capital
Prudential and Equity adjustments
Risk-Weighted Assets¹
Tier I
Jun-24
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Excluding the exchange rate variation for the period. (2) Additional Tier I (AT1) limited to 1.5%, in accordance with CMN Resolution No. 4,958.

## Capital Ratios

Main changes in the quarter:

**Referential Equity:** increased by 5.7% mainly driven by the net income for the period.

**RWA:** increased by R$57,968 million, mainly due to the increase in credit risk-weighted assets.

**BIS ratio:** increased by 0.2 p.p. compared to March 2024, due to the net income for the period, offset by the growth in credit risk-weighted assets. In June 2024, our BIS ratio was 5.0 p.p. above the minimum required with capital buffers.

| In R$ million, end of period | 2Q24 | 1Q24 |
|---|---|---|
| Common Equity Tier I | 170,045 | 161,346 |
| Tier I (Common Equity + Additional Capital) | 191,101 | 180,575 |
| Referential Equity (Tier I and Tier II) | 215,557 | 203,885 |
| Total Risk-weighted Assets (RWA) | 1,301,541 | 1,243,573 |
| Credit Risk-weighted Assets | 1,154,093 | 1,090,725 |
| Operational Risk-weighted Assets | 107,623 | 107,623 |
| Market Risk-weighted Assets | 39,825 | 45,225 |
| Common Equity Tier I Ratio | 13.1% | 13.0% |
| Tier I Capital Ratio¹ | 14.6% | 14.5% |
| BIS Ratio (Referential Equity / Total Risk-weighted Assets) | 16.6% | 16.4% |

Note: The ratios were calculated based on the Prudential information, which includes financial institutions, *consórcio* managers, payment institutions, companies that acquire operations or which directly or indirectly assume credit risk and investment funds in which the conglomerate retains substantially all of the risks and benefits.
(1) Considering the limit of 1.5% for AT1, according to CMN Res. No. 4,958. Without this limit, the Tier I Capital Ratio would be 14.7%.

## Liquidity Ratios

These ratios are calculated based on the methodology defined by the Brazilian Central Bank, which is in line with the Basel III international guidelines.

**Liquidity Coverage Ratio** (LCR)

The average LCR in the quarter was 201.1%, above the 100% limit, which means that we have sufficient resources consistently available to cover losses in stress scenarios.

| In R$ millions | Jun-24 | Mar-24 |
|---|---|---|
| HQLA | 374,291 | 380,912 |
| Potential Cash Outflows | 186,137 | 196,260 |
| LCR (%) | 201.1% | 194.1% |

**Net Stable Funding Ratio** (NSFR)

The NSFR was 122.3% at the end of the quarter, above the 100% limit, which means that we have stable resources available to support the stable resources required in the long term.

| In R$ millions | Jun-24 | Mar-24 |
|---|---|---|
| Available Stable Funding | 1,292,628 | 1,244,220 |
| Required Stable Funding | 1,057,107 | 988,534 |
| NSFR (%) | 122.3% | 125.9% |

For 2024, the minimum liquidity ratio indicator required by the Brazilian Central Bank is 100%.

## Value at Risk - *VaR* [1]

This is one of the main market risk indicators, and a statistical metric that quantifies the potential economic losses which are expected in normal market conditions.

| In R$ million, end of period | 2Q24 | 1Q24 |
|---|---|---|
| VaR by Risk Factor | | |
| Interest Rates | 1,303 | 1,030 |
| Currency | 26 | 31 |
| Shares on the Stock Exchange | 37 | 75 |
| *Commodities* | 19 | 20 |
| Diversification Effects | (373) | (327) |
| Total VaR | 1,012 | 829 |
| Maximum VaR in the quarter | 1,033 | 1,129 |
| Average VaR in the quarter | 926 | 938 |
| Minimum VaR in the quarter | 809 | 782 |

(1) Values represented above consider a 1-day time horizon and a 99% confidence level.

Note: Further information on risk and capital management is available on our Investor Relations website at www.itau.com.br/investor-relations, in the section Results and Reports - Regulatory Reports - Pillar 3.

# Results by **Business Segment**

The Pro Forma financial statements of the Retail Business, Wholesale Business and Activities with the Market and Corporation segments presented below are based on managerial information derived from internal models which more accurately reflect the activities of the business units.

## Retail Business

Retail business products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, investment, insurance, pension plans and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) Very Small and Small Companies.

**Highlights**

- The recurring managerial result was up 0.9% from the previous quarter, mainly driven by the higher financial margin with clients as a result of the higher average credit volume and the increase in commissions and fees due to higher gains from card activities (as both issuer and acquirer), in addition to higher revenues from insurance operations driven by the increase in earned premiums and in commissions and fees from pension plan. These changes were partially offset by higher non-interest expenses due to seasonality effects in the first quarter of the year.
- The recurring managerial result was up 16.5% on a year-on-year basis, mainly due to: (i) an increase in financial margin with clients due to the higher average credit volume; (ii) higher commissions and fees due to higher gains from card-issuing activities; (iii) higher revenues from insurance operations driven by the increase in earned premiums, and in commissions and fees from pension plan and insurance, in addition to revenue from premium bonds; and (iv) a decrease in the cost of credit as a result of the higher recovery of loans written off as losses, lower discounts granted and lower provision for loan losses.

| In R$ millions | 2Q24 | 1Q24 | Δ | 2Q23 | Δ |
|---|---|---|---|---|---|
| Operating Revenues | 25,057 | 24,397 | 2.7% | 24,030 | 4.3% |
| Managerial Financial Margin | 15,375 | 15,039 | 2.2% | 14,910 | 3.1% |
| Commissions and Fees | 7,066 | 6,890 | 2.5% | 6,787 | 4.1% |
| Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses | 2,616 | 2,467 | 6.0% | 2,333 | 12.1% |
| Cost of Credit | (7,518) | (7,648) | -1.7% | (8,281) | -9.2% |
| Retained Claims | (399) | (378) | 5.5% | (379) | 5.3% |
| Other Operating Expenses | (11,927) | (11,276) | 5.8% | (11,193) | 6.6% |
| Income before Tax and Minority Interests | 5,213 | 5,095 | 2.3% | 4,177 | 24.8% |
| Income Tax and Social Contribution | (1,376) | (1,322) | 4.1% | (990) | 39.0% |
| Minority Interests in Subsidiaries | (119) | (87) | 37.0% | 5 | - |
| Recurring Managerial Result | 3,717 | 3,686 | 0.9% | 3,192 | 16.5% |
| Recurring Return on Average Allocated Capital | 23.5% | 23.0% | 0.5 p.p. | 17.6% | 5.9 p.p. |
| Efficiency Ratio (ER) | 44.7% | 43.2% | 1.5 p.p. | 43.4% | 1.3 p.p. |

**Loan Portfolio** (R$ billion)


+ 1.8%
+ 4.7%
489.3
492.7
503.8
503.5
512.4
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24

# Results by **Business Segment**

## Wholesale Business

The Wholesale Business comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services; ii) the activities of our units abroad; iii) the products and services offered to high-net-worth clients (Private Banking), in addition to middle market companies and institutional clients.

**Highlights**

- Compared to the first quarter of 2024, the recurring managerial result increased by 0.7%, mainly driven by the increase in commissions and fees, driven by higher gains from investment banking and fund management operations, partially offset by the higher cost of credit as a result of the increase in the provision for loan losses in Latin America.
- The recurring managerial result remained basically stable on a year-on-year basis, while income before tax and minority interests grew 7.1%, notably: (i) higher commissions and fees driven by higher gains from investment banking and fund management operations; (ii) decrease in the financial margin with clients, as a result of the impact of the sale of Banco Itaú Argentina S.A., partially offset by the higher average credit volume; and (iii) the higher cost of credit as a result of the increase in the provision for loan losses in Latin America.

| In R$ millions | 2Q24 | 1Q24 | Δ | 2Q23 | Δ |
|---|---|---|---|---|---|
| Operating Revenues | 14,154 | 13,784 | 2.7% | 13,507 | 4.8% |
| Managerial Financial Margin | 9,834 | 9,823 | 0.1% | 9,917 | -0.8% |
| Commissions and Fees | 4,156 | 3,860 | 7.7% | 3,500 | 18.7% |
| Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses | 164 | 101 | 62.9% | 89 | 84.1% |
| Cost of Credit | (1,294) | (1,146) | 12.9% | (1,161) | 11.5% |
| Retained Claims | (9) | (5) | 75.5% | (4) | 144.0% |
| Other Operating Expenses | (5,090) | (4,944) | 2.9% | (5,096) | -0.1% |
| Income before Tax and Minority Interests | 7,762 | 7,688 | 1.0% | 7,246 | 7.1% |
| Income Tax and Social Contribution | (2,652) | (2,628) | 0.9% | (2,144) | 23.7% |
| Minority Interests in Subsidiaries | (163) | (151) | 8.2% | (173) | -5.4% |
| Recurring Managerial Result | 4,946 | 4,910 | 0.7% | 4,930 | 0.3% |
| Recurring Managerial Return on Average Allocated Capital | 28.3% | 28.0% | 0.3 p.p. | 28.2% | 0.1 p.p. |
| Efficiency Ratio (ER) | 32.7% | 32.7% | 0.0 p.p. | 34.4% | -1.7 p.p. |

**Loan Portfolio with Private Securities** (R$ billion)


+ 9.3%
+ 10.7%
568.4
575.6
570.0
575.7
629.4
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24

## Activities with the Market + Corporation

Includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations; and (iv) equity pickup from companies not linked to any segment.

| In R$ millions | 2Q24 | 1Q24 | Δ | 2Q23 | Δ |
|---|---|---|---|---|---|
| Operating Revenues | 2,600 | 2,173 | 19.7% | 1,290 | 101.5% |
| Managerial Financial Margin | 2,456 | 2,019 | 21.7% | 1,170 | 109.9% |
| Commissions and Fees | 110 | 102 | 8.2% | 75 | 47.4% |
| Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses | 33 | 52 | -35.8% | 45 | -26.2% |
| Other Operating Expenses | (610) | (571) | 6.8% | (410) | 49.0% |
| Income before Tax and Minority Interests | 1,990 | 1,601 | 24.3% | 881 | 126.0% |
| Income Tax and Social Contribution | (544) | (377) | 44.4% | (255) | 113.4% |
| Minority Interests in Subsidiaries | (37) | (49) | -24.6% | (6) | 542.7% |
| Recurring Managerial Result | 1,409 | 1,175 | 19.8% | 620 | 127.3% |
| Recurring Return on Average Allocated Capital | 12.0% | 10.6% | 1.4 p.p. | 10.0% | 2.0 p.p. |
| Efficiency Ratio (ER) | 16.6% | 20.3% | -3.7 p.p. | 25.3% | -8.7 p.p. |

# Results by Region (Brazil and Latin America)

We present below the income statement segregated between our operations in Brazil, which includes units abroad, excluding Latin America, and our operations in Latin America (excluding Brazil). Our operations in Brazil[1] represent 94.9% of the recurring managerial result for the quarter. Our operations in Latin America, achieved a ROE of 11.3%. On November 3, 2023 all of the shares held in Banco Itaú Argentina S.A. and its subsidiaries were sold. The result for Argentina began to be deconsolidated from August 2023.

## Brazil[1] (In R$ million, end of period)

| Brazil[1] (In R$ million, end of period) | 2Q24 | 1Q24 | Δ | 2Q23 | Δ | 1H24 | 1H23 | Δ |
|---|---|---|---|---|---|---|---|---|
| **Operating Revenues** | 38,062 | 36,689 | 3.7% | 34,903 | 9.1% | 74,751 | 68,400 | 9.3% |
| Managerial Financial Margin | 24,824 | 24,067 | 3.1% | 22,930 | 8.3% | 48,891 | 44,589 | 9.6% |
| Financial margin with clients | 23,380 | 23,076 | 1.3% | 21,825 | 7.1% | 46,456 | 42,692 | 8.8% |
| Financial margin with the Market | 1,445 | 990 | 45.9% | 1,104 | 30.8% | 2,435 | 1,897 | 28.4% |
| Commissions and Fees | 10,450 | 10,027 | 4.2% | 9,523 | 9.7% | 20,477 | 18,965 | 8.0% |
| Revenues from Insurance[2] | 2,787 | 2,595 | 7.4% | 2,450 | 13.7% | 5,382 | 4,846 | 11.0% |
| **Cost of Credit** | (7,857) | (8,037) | -2.2% | (8,786) | -10.6% | (15,894) | (17,124) | -7.2% |
| Provision for Loan Losses | (8,229) | (8,298) | -0.8% | (8,852) | -7.0% | (16,527) | (17,056) | -3.1% |
| *Impairment* | (169) | (128) | 32.3% | (5) | 3052.1% | (296) | (34) | 774.9% |
| Discounts Granted | (591) | (589) | 0.3% | (781) | -24.3% | (1,180) | (1,606) | -26.5% |
| Recovery of Loan Loans Written Off as Losses | 1,131 | 978 | 15.6% | 852 | 32.7% | 2,109 | 1,572 | 34.2% |
| **Retained Claims** | (405) | (381) | 6.3% | (381) | 6.4% | (787) | (765) | 2.8% |
| **Other Operating Expenses** | (15,577) | (14,832) | 5.0% | (14,460) | 7.7% | (30,409) | (28,390) | 7.1% |
| Non-interest expenses | (13,065) | (12,481) | 4.7% | (12,164) | 7.4% | (25,545) | (23,844) | 7.1% |
| Tax Expenses and Other[3] | (2,512) | (2,351) | 6.9% | (2,297) | 9.4% | (4,864) | (4,546) | 7.0% |
| **Income before Tax and Minority Interests** | 14,222 | 13,439 | 5.8% | 11,276 | 26.1% | 27,661 | 22,122 | 25.0% |
| **Income Tax and Social Contribution** | (4,517) | (4,218) | 7.1% | (3,285) | 37.5% | (8,734) | (6,441) | 35.6% |
| **Minority Interests in Subsidiaries** | (142) | (107) | 33.0% | (18) | 677.0% | (249) | (59) | 323.5% |
| **Recurring Managerial Result** | 9,563 | 9,114 | 4.9% | 7,973 | 19.9% | 18,677 | 15,622 | 19.6% |
| **Share** | 94.9% | 93.3% | 1.7 p.p. | 91.2% | 3.7 p.p. | 94.1% | 90.9% | 3.2 p.p. |
| **Return on Average Equity - Annualized[4]** | 23.6% | 22.7% | 1.0 p.p. | 21.5% | 2.1 p.p. | 23.0% | 21.3% | 1.7 p.p. |

## Latin America (In R$ million, end of period)

| Latin America (In R$ million, end of period) | 2Q24 | 1Q24 | Δ | 2Q23 | Δ | 1H24 | 1H23 | Δ |
|---|---|---|---|---|---|---|---|---|
| **Operating Revenues** | 3,749 | 3,664 | 2.3% | 3,924 | -4.5% | 7,413 | 7,876 | -5.9% |
| Managerial Financial Margin | 2,840 | 2,814 | 0.9% | 3,068 | -7.4% | 5,653 | 6,101 | -7.3% |
| Financial margin with clients | 2,883 | 2,745 | 5.0% | 3,102 | -7.1% | 5,628 | 6,283 | -10.4% |
| Financial margin with the Market | (43) | 69 | - | (35) | 24.4% | 26 | (182) | - |
| Commissions and Fees | 882 | 825 | 6.9% | 840 | 5.1% | 1,708 | 1,744 | -2.1% |
| Revenues from Insurance[2] | 27 | 25 | 7.6% | 17 | 60.1% | 52 | 32 | 64.1% |
| **Cost of Credit** | (954) | (757) | 26.1% | (655) | 45.6% | (1,711) | (1,404) | 21.8% |
| Provision for Loan Losses | (1,065) | (833) | 27.8% | (757) | 40.7% | (1,898) | (1,562) | 21.6% |
| Discounts Granted | (26) | (37) | -29.1% | (39) | -32.9% | (63) | (81) | -22.1% |
| Recovery of Loan Loans Written Off as Losses | 137 | 113 | 21.1% | 141 | -2.4% | 251 | 238 | 5.2% |
| **Retained Claims** | (3) | (2) | 28.7% | (2) | 67.9% | (5) | (3) | 73.4% |
| **Other Operating Expenses** | (2,050) | (1,960) | 4.6% | (2,239) | -8.4% | (4,009) | (4,475) | -10.4% |
| Non-interest expenses | (2,005) | (1,906) | 5.2% | (2,109) | -4.9% | (3,911) | (4,217) | -7.3% |
| Tax Expenses and Other[3] | (45) | (54) | -16.5% | (130) | -65.4% | (99) | (257) | -61.6% |
| **Income before Tax and Minority Interests** | 742 | 946 | -21.5% | 1,028 | -27.8% | 1,688 | 1,994 | -15.4% |
| **Income Tax and Social Contribution** | (56) | (109) | -48.6% | (104) | -46.2% | (165) | (117) | 41.1% |
| **Minority Interests in Subsidiaries** | (177) | (180) | -1.6% | (155) | 14.1% | (357) | (322) | 10.8% |
| **Recurring Managerial Result** | 509 | 657 | -22.5% | 769 | -33.8% | 1,166 | 1,555 | -25.0% |
| **Share** | 5.1% | 6.7% | -1.7 p.p. | 8.8% | -3.7 p.p. | 5.9% | 9.1% | -3.2 p.p. |
| **Return on Average Equity - Annualized[4]** | 11.3% | 14.9% | -3.6 p.p. | 16.4% | -5.1 p.p. | 12.9% | 16.9% | -4.0 p.p. |

## Main foreign exchange variations compared to the Brazilian Real (BRL)


BRL vs. U.S. Dollar
+ 11.3% (Jun-24 vs. Mar-24)
+ 15.3% (Jun-24 vs. Jun-23)
R$4.819
R$4.996
R$5.559
Jun-23 Mar-24 Jun-24


Colombian Peso vs. BRL
- 3.6% (Jun-24 vs. Mar-24)
- 13.7% (Jun-24 vs. Jun-23)
863.56
772.80
745.16
Jun-23 Mar-24 Jun-24


Uruguayan Peso vs. BRL
- 5.6% (Jun-24 vs. Mar-24)
- 8.9% (Jun-24 vs. Jun-23)
7.79
7.51
7.09
Jun-23 Mar-24 Jun-24


Chilean Peso vs. BRL
- 13.6% (Jun-24 vs. Mar-24)
+ 1.9% (Jun-24 vs. Jun-23)
166.28
196.16
169.46
Jun-23 Mar-24 Jun-24


Paraguayan Guarani vs. BRL
- 8.1% (Jun-24 vs. Mar-24)
- 10.0% (Jun-24 vs. Jun-23)
1,506
1,476
1,356
Jun-23 Mar-24 Jun-24

(1) Includes units abroad, ex-Latin America. (2) The result from Insurance includes Revenue from Insurance, Pension Plans and Premium Bond Operations before Retained Claims and Selling Expenses. (3) Includes Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. (4) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate. Note: Information for Latin America is presented in the nominal currencies.

# Global Footprint

We present the countries, activities* and the total number of Itaú Unibanco employees.



France ①
England ①
Spain ①
Portugal ①③
Luxembourg ③
Switzerland ③
USA ①②③
Mexico ①
Cayman ①②③
Bahamas ①③
Panama ①③
Colombia ①②③④
Peru ①
Brazil ①②③④
Paraguay ①②③④
Chile ①②③④
Uruguay ①③④
Argentina[1] ①③

**Our business abroad focuses on the following activities:**

① Corporate & Investment Banking
② Asset Management
③ Private Banking
④ Retail

* Represents the totality of our operations abroad. (1) On November 3, 2023, all of the shares held in Banco Itaú Argentina S.A. and its subsidiaries were sold, in accordance with announcement to the market. We will continue serving corporate clients, both local and regional, and individuals in the wealth and private banking segments through our foreign units and the Itaú Unibanco S.A. representative office in Argentina.

| Countries | Uruguay [1] | Chile | Paraguay | Colombia [2] | Latin America [3] | Other countries | Total |
|---|---|---|---|---|---|---|---|
| Employees | 1,239 | 4,687 | 1,205 | 2,179 | 9,310 | 566 | 96,169 |
| Branches & CSBs | 22 | 133 | 36 | 67 | 258 | - | 3,342 |
| ATMs | 67 | 137 | 299 | 114 | 617 | - | 40,151 |

Note: The Global Footprint map does not include localities and regions in run-off or closing operations; (1) Does not include OCA's 30 Points of Service; (2) Includes employees in Panamá; (3) Latin America ex-Brazil and Argentina (Chile, Colombia, Panama, Paraguay and Uruguay).

## Latin America

| In R$ millions (in constant currency) | Itaú Chile 2Q24 | Itaú Chile 1Q24 | Itaú Chile Δ | Itaú Paraguay 2Q24 | Itaú Paraguay 1Q24 | Itaú Paraguay Δ | Itaú Uruguay 2Q24 | Itaú Uruguay 1Q24 | Itaú Uruguay Δ |
|---|---|---|---|---|---|---|---|---|---|
| **Operating Revenues** | **2,365** | **2,522** | **-6%** | **482** | **483** | **0%** | **1,160** | **1,166** | **-1%** |
| Managerial Financial Margin | 1,962 | 2,139 | -8% | 343 | 331 | 4% | 783 | 788 | -1% |
| Financial Margin with Clients | 1,944 | 1,991 | -2% | 286 | 278 | 3% | 692 | 674 | 3% |
| Financial Margin with the Market | 18 | 148 | -88% | 57 | 52 | 10% | 91 | 114 | -20% |
| Commissions and Fees | 403 | 383 | 5% | 111 | 126 | -11% | 376 | 378 | 0% |
| Result from Insurance, Pension Plan and Premium Bonds | - | - | - | 28 | 26 | 4% | - | - | - |
| **Cost of Credit** | **(775)** | **(686)** | **13%** | **(33)** | **(41)** | **-20%** | **(100)** | **(101)** | **-1%** |
| Provision for Loan Losses | (894) | (785) | 14% | (42) | (43) | -4% | (87) | (83) | 5% |
| Discounts Granted | (11) | (20) | -44% | - | - | - | (15) | (20) | -22% |
| Recovery of Loans Written Off as Losses | 131 | 119 | 10% | 9 | 2 | 263% | 3 | 1 | 77% |
| **Retained Claims** | - | - | - | **(3)** | **(2)** | **26%** | - | - | - |
| **Other Operating Expenses** | **(1,245)** | **(1,296)** | **-4%** | **(205)** | **(226)** | **-9%** | **(553)** | **(500)** | **11%** |
| Non-Interest Expenses | (1,204) | (1,247) | -3% | (197) | (217) | -9% | (551) | (498) | 11% |
| Tax Expenses for ISS, PIS, COFINS and Other Taxes | (41) | (49) | -16% | (8) | (8) | -6% | (2) | (2) | 5% |
| **Income before Tax and Minority Interests** | **345** | **540** | **-36%** | **241** | **213** | **13%** | **507** | **565** | **-10%** |
| **Income Tax and Social Contribution** | **8** | **(24)** | - | **(67)** | **(57)** | **17%** | **(148)** | **(169)** | **-12%** |
| **Minority Interests in Subsidiaries [1]** | **(184)** | **(196)** | **-6%** | - | - | - | - | - | **0%** |
| **Recurring Net Income** | 169 | 320 | -47% | 175 | 156 | 12% | 358 | 396 | -10% |
| **Return on Average Equity - Annualized** | 5.8% | 11.0% | -5.2 p.p. | 32.2% | 29.3% | 3.0 p.p. | 43.0% | 47.7% | -4.8 p.p. |
| **Efficiency Ratio** | 51.8% | 50.4% | 1.4 p.p. | 41.9% | 46.1% | -4.2 p.p. | 47.6% | 42.8% | 4.8 p.p. |

(1) Minority interests are calculated based on the accounting results of the transaction in BRGAAP.

**Highlights of Latin America in constant currency, eliminating the effects of exchange rate variations and using the managerial concept.**

### Itaú Chile

- Lower margin with the market due to the volatility of interest rates.
- Higher cost of credit due to the required provision for a specific client in the Corporate segment.
- Lower expenses due to partnership expenses incurred in 1Q24, and the amortization of intangible assets.

### Itaú Paraguay

- Higher margin with clients driven by dividends received.
- Lower commissions and fees due to lower commissions from debit and credit cards.
- Lower expenses due to personnel costs, commercial discounts and purchases of materials in 1Q24.

### Itaú Uruguay

- Higher margin with clients due to the spreads and volume of loans.
- Lower margin with the market due to foreign exchange derivatives.
- Higher expenses on technology investments and variable compensation.

# Additional Information

# Comparison between BRGAAP[1] and IFRS

## Disclosure of results for the second quarter of 2024, according to International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS.

The complete consolidated financial statements under IFRS for the second quarter of 2024 are available at our website: www.itau.com.br/investor-relations.

R$ million

| Balance Sheet | BRGAAP | Adjustments and Reclassifications [2] | IFRS | BRGAAP | Adjustments and Reclassifications [2] | IFRS |
|---|---|---|---|---|---|---|
| | | Jun/30/2024 | | | Dec/31/2023 | |
| **Total Assets** | **2,931,995** | **(209,275)** | **2,722,720** | **2,696,522** | **(153,422)** | **2,543,100** |
| Cash, Compulsory Deposits and Financial Assets At Amortized Cost [3 4 6] | 1,932,394 | (49,764) | 1,882,630 | 1,809,905 | (44,140) | 1,765,765 |
| (-) Provision for Expected Loss at Amortized Cost [5] | (51,461) | 3,754 | (47,707) | (52,019) | 4,480 | (47,539) |
| Financial Assets at Fair Value Through Other Comprehensive Income [4] | 319,085 | (182,707) | 136,378 | 265,465 | (135,259) | 130,206 |
| (-) Expected Loss at Fair Value Through Other Comprehensive Income [5] | (1,697) | 1,545 | (152) | (1,612) | 1,445 | (167) |
| Financial Assets at Fair Value Through Profit or Loss [4] | 597,515 | 18,605 | 616,120 | 543,209 | 25,145 | 568,354 |
| Insurance Contracts | - | 81 | 81 | - | 141 | 141 |
| Tax Assets [7] | 82,434 | (13,929) | 68,505 | 77,506 | (12,985) | 64,521 |
| Investments in Associates and Joint Ventures, Goodwill, Fixed Assets, Intangible Assets, Assets Held for Sale and Other Assets | 53,725 | 13,140 | 66,865 | 54,068 | 7,751 | 61,819 |
| **Total Liabilities** | **2,740,007** | **(220,020)** | **2,519,987** | **2,507,587** | **(163,537)** | **2,344,050** |
| Financial Assets at Amortized Cost [3 6] | 2,284,685 | (209,456) | 2,075,229 | 2,099,489 | (155,327) | 1,944,162 |
| Financial Assets at Fair Value Through Profit or Loss [4] | 69,677 | (1,971) | 67,706 | 54,361 | (1,030) | 53,331 |
| Provision for Expected Loss (Loan Commitments and Financial Guarantees) [5] | 3,116 | 1,585 | 4,701 | 3,448 | 750 | 4,198 |
| Insurance and Private Pension Contracts | 288,709 | (1,232) | 287,477 | 271,840 | (294) | 271,546 |
| Provisions | 18,646 | - | 18,646 | 19,744 | - | 19,744 |
| Tax Liabilities [7] | 17,627 | (8,170) | 9,457 | 16,475 | (7,273) | 9,202 |
| Other Liabilities | 57,547 | (776) | 56,771 | 42,230 | (363) | 41,867 |
| **Total Stockholders' Equity** | **191,988** | **10,745** | **202,733** | **188,935** | **10,115** | **199,050** |
| Non-controlling Interests | 8,200 | 784 | 8,984 | 8,147 | 726 | 8,873 |
| Total Controlling Stockholders' Equity [8] | 183,788 | 9,961 | 193,749 | 180,788 | 9,389 | 190,177 |

[1] BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil;
[2] Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS;
[3] Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS;
[4] Refer to reclassification of financial assets between measurement categories at fair value and amortized cost;
[5] Application of criterion for calculation of Expected Loss as set forth by IFRS;
[6] Difference in accounting, particularly from Foreign Exchange Portfolio, which are now be presented as net effect between Assets and Liabilities;
[7] Difference in accounting, particularly deffered taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies;
[8] Reconciliation of Controlling Stockholders' Equity is presented in the following table.

Below is the reconciliation of Results to Stockholders' Equity, with the conceptual description of major adjustments.

R$ million

| Reconciliation | Stockholders Equity * | Result * | | | | |
|---|---|---|---|---|---|---|
| | Jun/30/2024 | 2nd Q/24 | 1st Q/24 | 2nd Q/23 | 1st H/24 | 1st H/23 |
| **BRGAAP - Values Attributable to Controlling Stockholders** | **183,788** | **9,895** | **9,583** | **8,478** | **19,478** | **16,657** |
| **(a)** Expected Loss - Loan and Lease Operations and Other Financial Assets | 2,391 | (211) | (604) | (284) | (815) | (567) |
| **(b)** Adjustment to Fair Value of Financial Assets | (3,202) | (515) | (138) | 592 | (653) | 210 |
| **(c)** Criteria for Write-Off of Financial Assets | 1,842 | 77 | 104 | 149 | 181 | 335 |
| **(d)** Reversal for Amortization of Goodwill | 4,224 | 168 | 166 | 150 | 334 | 294 |
| **(e)** Adjustment to Fair Value of Derivatives | 1,888 | 610 | 494 | (147) | 1,104 | (404) |
| Other adjustments | 2,818 | 49 | 207 | (319) | 256 | (550) |
| **IFRS - Values Attributable to Controlling Stockholders** | **193,749** | **10,073** | **9,811** | **8,619** | **19,884** | **15,974** |
| IFRS - Values Attributable to Minority Stockholders | 8,984 | 297 | 229 | 310 | 526 | 489 |
| **IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders** | 202,733 | 10,370 | 10,040 | 8,929 | 20,410 | 16,463 |

* Events net of tax effects

**Differences between IFRS and BRGAAP Financial Statements**

**(a)** In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99.[9]

**(b)** Under IFRS, stocks and quotas were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9.

**(c)** Criterion for write-off of financial assets on IFRS considers the recovery expectative.

**(d)** Reversal of the Amortization of Goodwill under BRGAAP.

**(e)** Recognition of lhe fair value of derivative financial instruments that were used as a hedge instrument for held to maturity securities, which hedge accounting structure is not set forth in lhe IFRS.

[9] More details in the Complete Financial Statements for the first half of 2024.

# Glossary

## Executive Summary

**Operating Revenues**
The sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

**Managerial Financial Margin**
The sum of the Financial Margin with Clients and the Financial Margin with the Market.

**Recurring Managerial Return on Average Equity – Annualized**
Obtained by dividing the Recurring Managerial Result by the Average Stockholders' Equity. The resulting amount is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the dividends proposed after the balance sheet closing dates, which have not yet been approved at the annual Stockholders' or Board meetings.

**Recurring Managerial Return on Average Assets – Annualized**
Obtained by dividing the Recurring Managerial Result by the Average Assets.

**Coverage Ratio**
Obtained by dividing the total allowance balance by the balance of operations overdue for more than 90 days.

**Efficiency Ratio**
Obtained by dividing the Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Other Taxes).

**Recurring Managerial Result per Share**
Calculated based on the weighted average number of outstanding shares for the period, including stock splits when they take place.

**Dividends and Interest on Own Capital Net of Taxes**
Corresponds to the distribution of a portion of the profits to stockholders, paid or provisioned, declared and posted in Stockholders' Equity.

**Market Capitalization**
Obtained by multiplying the total number of outstanding shares (common and non-voting shares) by the average price per non-voting share on the last trading day of the period.

**Tier I Capital Ratio**
The sum of the Common Equity Tier I and the Additional Tier I Capital, divided by the Total Risk Weighted Assets.

**Cost of Credit**
Composed of the Result from Loan Losses, Impairment and Discounts Granted.

## Managerial Financial Margin

**Financial margin with clients**
Consists of spread-sensitive operations, working capital and others. Spread-sensitive operations include: (i) the margin on assets, which is the difference between the amount received from loan operations and private securities and the cost of money charged by treasury banking, and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. The working capital margin is the interest on working capital at a fixed interest rate.

**Financial margin with the market**
Includes treasury banking, which manages mismatches between assets and liabilities - Asset and Liability Management (ALM), terms, the rates of interest, foreign exchange and others, and treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.

**Mix of Products**
Change in the composition of credit risk assets between periods.

**Average asset portfolio**
Includes the portfolio of credit and private securities, net of loans more than 60 days overdue, but excluding the effects of average exchange rate variations during the periods.

**Asset spreads**
Variations in the spreads on credit risk assets between periods.

**Annualized average rate of financial margin with clients**
Obtained by dividing the Financial Margin with Clients by the average daily balances of spread-sensitive operations, working capital and others. This figure is divided by the number of calendar days in the quarter and annualized (rising to 360) to obtain the annual rate.

## Credit Quality

**NPL Ratio (over 90 days)**
Calculated by dividing the balance of loans which have been non-performing for longer than 90 days by the total loan portfolio. Loans overdue for more than 90 days include the total balance of transactions with at least one installment more than 90 days overdue.

**NPL Creation**
The balance of loans that became more than 90 days overdue during the quarter.

**Cost of Credit over Total Risk**
Calculated by dividing the Cost of Credit by the average value of the Loan Portfolio for the last two quarters.

## Results from Insurance, Pension Plan and Premium Bonds

**Underwriting Margin**
The sum of earned premiums, retained claims and selling expenses.

**Combined Ratio**
The sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and COFINS and other taxes divided by earned premiums.

## Credit Portfolio

**Loan-to-Value**
Ratio of the financing amount to the value of the underlying real estate.

## Funding

**Loan Portfolio over Gross Funding**
Obtained by dividing Loans by Gross Funding (Funding from Clients, Funds from Acceptance and Issuance of Securities Abroad, Borrowing and Others) at the end of the period.

**Currency**
Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents denominated in foreign currency.

## Capital, Liquidity and Market Indicators

**Value at Risk (VaR)**
A statistical metric that quantifies the potential economic loss to be expected in normal market conditions. The consolidated VaR of Itaú Unibanco is calculated based on a Historical Simulation of the bank's total exposure to market risk, at a confidence level of 99%, a historical period of four years (1000 business days) and a holding period of one day. In addition, using a conservative approach, the VaR is calculated daily, whether volatility-weighted or not, and the final VaR is whichever of the two methodologies is the most restrictive.

**Common Equity Tier I**
The sum of social capital, reserves and retained earnings, less deductions and prudential adjustments.

**Additional Tier I Capital**
Consists of instruments of a perpetual nature, which meet the eligibility requirements.

**Tier I Capital**
The sum of the Common Equity Tier I and the Additional Tier I Capital.

**Tier II Capital**
Consists of subordinated debt instruments with defined maturity dates that meet the eligibility requirements.

**Total Capital**
The sum of the Tier I and Tier II Capital.

**Total Risk Weighted Assets**
Consists of the sum of the portions related to the credit risk exposure ($RWA_{CPAD}$), the market risk capital requirement ($RWA_{MINT}$) and the operational risk capital requirement ($RWA_{OPAD}$).

## Results by Business Segment

**Retail Business**
Consists of the offering of banking products and services to both current account and non-current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among others.

**Wholesale Business**
Covers the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, the activities of our units abroad, and the products and services offered to high-net worth clients (Private Banking), middle market companies and institutional clients.

**Activities with the Market + Corporation**
The Activities with the Market + Corporation column presents the results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities. It also includes the financial margin with the market, the costs of Treasury operations, the equity pickup from companies not linked to each segment and our interest in Porto Seguro.

## Our Shares

**Book Value per Share**
Calculated by dividing the Stockholders' Equity on the last day of the period by the number of outstanding shares.

(A free translation of the original in Portuguese)

# Report of independent auditors on supplementary information

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

## Introduction

In connection with our review of the financial statements of Itaú Unibanco Holding S.A. ("Bank") and Itaú Unibanco Holding S.A. and its subsidiaries ("Consolidated") as of June 30, 2024, on which we issued an unmodified audit report dated August 6, 2024, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the six-month period ended at June 30, 2024.

## Scope of the review

We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information; and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

## Conclusion

Based on our review, we are not aware of any material modification that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at June 30, 2024, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, August 6, 2024

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Tatiana Fernandes Kagohara Gueorguiev
Contadora CRC 1SP245281/O-6

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

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# 2Q24

Itaú Unibanco Holding S.A.

## Complete Financial Statements in BRGAAP

June 30, 2024

# Management Report 1H24

### Highlights of the first half of 2024

Key indicators and ratios of our performance from January to June 2024 over the same period of the previous year:

**Itaú Day 2024**

We held Itaú Day on June 19, 2024, our annual, 100% digital event, with the participation of the co-chairs of the Board of Directors and the Executive Committee to talk about our results and the evolution of our strategic objectives.

This year's meeting was broadcasted from our Business Center, in celebration of Itaú's 100th anniversary and in an effort to bring us even closer to our employees and clients. The event is available on our Investor Relations website.

Access the full content

Recurring **Managerial Result**

**R$19.8 billion**

1H23 15.5% ▲

Credit **Portfolio**[1]

**R$1.3 trillion**

1H23 8.9% ▲

ROE **Recurring Managerial**

**22.0%**

1H23 120 bps ▲

## Performance 1H24 X 1H23

Financial Margin with Clients

**R$52.1** billion

6.3% ▲

Efficiency Ratio

**38.5%**

-120 bps ▼

Tier 1 Capital Ratio [2]

**14.6%**

100 bps ▲

The total credit portfolio [1] grew by 8.9%. The increase in the credit portfolio in Brazil was 9.9% and occurred in all segments: 3.2% in individuals, 12.5% in very small, small and middle market loans and 16.3% in corporate loans. In addition, there was an increase of 4.7% in Latin America.

The positive effect of the growth in the credit portfolio, the higher liabilities' margin, in addition to higher gains from structured operations in the wholesale business segment, more than outweighed the impact of the change in the mix of credit and led to a 6.3% growth in financial margin with clients.

In the same vein, the result was also positively impacted by the reduction of 5.0% in the cost of credit and by the increase of 43.5% in financial margin with the market.

The 7.1% increase in commissions and fees was mainly due to higher transaction volume from card-issuing activities, in addition to the growth in fund management fees and investment banking.

The non-interest expenses rose by 5.0%, mainly due to the increase in investments in business and technology. The increase in personnel expenses was due to the effects of the collective wage labor agreement, which includes a 4.58% adjustment on salaries and benefits from September, and the increase in expenses with profit sharing. The administrative expenses also grew due to higher expenses on advertising, promotions and publicity. Our 12-month accumulated efficiency ratio stood at 39.3% in consolidated terms and 37.5% in Brazil, both the lowest levels in the historical series.

(1) Includes financial guarantees provided and private securities. (2) Considering the limit of 1.5% for AT1, according to CMN Res. No. 4,958. Without this limit, the Tier I Capital Ratio would be 14.7%.

We present below the key indicators comprising our results:

In R$ billions

| Income information | 1H24 | 1H23 | Variation |
|---|---|---|---|
| **Operating Revenues[1]** | **82.2** | **76.3** | **7.7%** |
| Managerial Financial Margin | 54.5 | 50.7 | 7.6% |
| Financial Margin with Clients | 52.1 | 49.0 | 6.3% |
| Financial Margin with the Market | 2.5 | 1.7 | 43.5% |
| Commissions and Fees | 22.2 | 20.7 | 7.1% |
| Revenues from Insurance, Pension Plans and Premium Bonds | 5.4 | 4.9 | 11.4% |
| Cost of Credit | (17.6) | (18.5) | -5.0% |
| Non-interest Expenses | (29.5) | (28.1) | 5.0% |
| **Recurring Managerial Result** | **19.8** | **17.2** | **15.5%** |
| Net Income | 19.5 | 16.7 | 16.9% |
| Recurring Managerial Return on Annualized Average Equity[2] | 22.0% | 20.8% | 120 bps |
| Recurring on Annualized Average Equity[3] | 21.6% | 20.2% | 140 bps |

| Shares | 1H24 | 1H23 | Variation |
|---|---|---|---|
| **Net Income per Share - Basic - R$** | **1.99** | **1.70** | **17.0%** |
| Book Value per Share - R$ (Outstanding on 06/30) | 18.77 | 17.27 | 8.7% |
| Dividends and Interest on Own Capital net of Taxes per Share - R$ | 0.51 | 0.54 | -5.6% |
| Average Financial Daily Trading Volume | 1.4 | 1.6 | -11.4% |
| B3 (ON+PN) | 0.8 | 0.9 | -5.8% |
| NYSE (ADR) | 0.6 | 0.7 | -18.1% |
| Market Capitalization[4] | 315.9 | 279.5 | 13.0% |

(1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) The return is calculated by dividing the Recurring Managerial Result by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. (3) The return is calculated by dividing the Net Income by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. (4) Total number of outstanding shares (common and nonvoting shares) multiplied by the average price per non-voting share on the last trading day in the period.

# Initiatives

## We have acquired software assets from NCR Brasil

We announced an agreement with NCR Brasil to acquire software assets from this company to retail industry. NCR Brasil is specialized in expanding self-service financial access for banks and consumers. Among the operations is 'Transferência de Fundos Eletrônicos' (Electronic Funds Transfer) solution, which facilitates, integrates and automatically reconciles payments. The completion of the transaction still depends on the approval of regulatory agencies.

**Know more**

## Aiming at the autonomy of our clients, we have made new features available on the Itaú app

The three new features in our app - pay in installments for transactions that were made in cash, anticipate installments of future invoices at a discount and simulate future purchases - are part of a package of solutions from the bank aimed for greater planning for purchases and freedom to deal with unforeseen events. In addition, our clients with more than one card will have the autonomy to distribute the limits of their contracted cards. Our initiative aims to offer the flexibility to adjust the limits already available between credit cards according to each client's specific needs.

**Know more about the Transfer Limits function**

**Know more about the Purchase and Installment Management functionalities**

## We have launched 'Radar de Risco' (Risk Radar), a credit score consultation tool for SMEs

We have launched, in partnership with Quod, a data intelligence company, 'Radar de Risco' (Risk Radar), a platform that allows small and medium-sized companies to check the risk of their clients and suppliers. The initiative provides a view of the risk associated with sales made by our clients to individuals and companies and a favorable or unfavorable recommendation for the business, among other analyses.

**Know more**

## We have expanded access to Bitcoin and Ethereum assets for íon clients

Itaú Digital Assets – our business unit responsible for digital assets – has granted access to the Bitcoin (BTC) and Ethereum (ETH) cryptocurrencies to all our clients who use the íon Itaú investment platform. It is worth noting that we offer our own custody of cryptoassets, which guarantees the security of asset storage expected by clients in this market.

**Know more**


criptoeconomia
itaú

**Access the handbook** (in Portuguese only)

## We have launched Cryptoeconomics Handbook for journalists and content creators

In partnership with Estadão, we have launched the Cryptoeconomics Handbook for journalists and content creators. The material, prepared by Itaú Digital Assets and our Corporate Communications area, presents information on Brazilian and international legislation, as well as technical concepts and a glossary, which offer knowledge that facilitates the understanding of concepts and the production of content related to the topic. This action reinforces our strategy of helping with literacy and contributing to digital development in the financial sector.

**Know more**

## We have launched another line of financing for ESG practices in agrobusiness

We created a financing line through a Rural Product Note (Cédula de Produto Rural - CPR), with a disbursement of R$80 million, issued by Grupo Roncador. This line is intended to finance the costs of the production cycle of annual crops and is part of Itaú BBA's ESG Agro product range.

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# Awards and Recognitions

Our CEO, Milton Maluhy, was recognized for the 2nd year running as the best CEO in the financial sector in the 24th edition of the "Executivo de Valor" award. The award takes into account factors such as concern for ESG issues, the company's adaptability and the leader's reputation in the market.

## Payment of Interest on Capital (IOC)

We inform that the Board of Directors approved, on June 6th, the payment of IOC to stockholders, in the amount of R$0.2510 per share, with income tax withholding at a rate of 15%, resulting in net interest of R $0.21335 per share*, based on the final stockholding position recorded on June 20th, 2024, with their shares traded "ex-rights" starting June 21st, 2024. We also announce that the IOC declared on June 6th, in addition to those already declared on March 4th, 2024 (based on the final stockholding position recorded on March 21st, 2024), will be paid together on August 30, 2024, in the total net amount of R$0.41888 per share.

Access the Material Fact of 06.06.24 | Access the Material Fact of 03.04.24

*Except for the corporate stockholders able to prove that they are immune or exempt from such withholding.

## New Investor Relations Officer

We inform that Gustavo Lopes Rodrigues was nominated by the Company's Board of Directors as the new Investor Relations Officer* and will report to Renato Lulia Jacob, who left his post to take up the position of Group Head of Corporate Strategy, Investor Relations and Corporate Development, and will report to the Chief Executive Officer Milton Maluhy Filho. With more than 20 years of experience, Gustavo joined the bank as an intern and has built his career through several areas in the Finance Department. He is a partner of the bank since 2021 and for the last 7 years he has been Investors Relations Superintendent.

Access the Announcement to the Market

*In compliance with the Brazilian Securities and Exchange Comission Resolution N. 80/22, it is attributed the responsibility of Investor Relations Officer to the elected Officer Gustavo Lopes Rodrigues; until his investiture date, the responsibility remains with the Officer Renato Lulia Jacob.

## New Chief Financial Officer (CFO)

We inform that Gabriel Amado de Moura, current Gerente General (CEO) of Banco Itaú Chile, will be our new Chief Financial Officer (CFO) and will become a member of the Executive Committee replacing Alexsandro Broedel Lopes, who has decided to leave the organization to take on challenges abroad. Gabriel has been with Itaú since 2000 and has led various projects and areas focused on the finance sector. He was CFO of Itaú Chile until 2019, when he took over the position of CEO of the subsidiary. André Carvalho Whyte Gailey, current CEO of Itaú Uruguay, will be the new CEO of Banco Itaú Chile. The position of CEO of Itaú Uruguay will be held by Agustin Tafernaberry Elorza.

Access the Announcement to the Market

# Acknowledgements

We wish to thank our employees who, even amidst scenarios of intense transformation, have constantly adapted and remain committed to providing our customers with the best solutions, enabling us to continue producing sound results. We wish to thank our clients and shareholders for their interest and trust in our work, motivating us to always do better.

(Approved by the Board of Directors meeting on August 06, 2024).

## BOARD OF DIRECTORS

**Co-Chairmen**

Pedro Moreira Salles
Roberto Egydio Setubal

**Vice President**

Ricardo Villela Marino

**Members**

Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Candido Botelho Bracher
Cesar Nivaldo Gon
Fábio Colletti Barbosa
Fabricio Bloisi Rocha
João Moreira Salles
Maria Helena dos Santos Fernandes de Santana
Paulo Antunes Veras
Pedro Luiz Bodin de Moraes

## AUDIT COMMITTEE

**Chairperson**

Maria Helena dos Santos Fernandes de Santana

**Members**

Alexandre de Barros
Fernando Barçante Tostes Malta
Luciana Pires Dias
Ricardo Baldin
Rogério Carvalho Braga

## FISCAL COUNCIL

**Chairman**

Gilberto Frussa

**Members**

Eduardo Hiroyuki Miyaki
Igor Barenboim

## BOARD OF EXECUTIVE OFFICERS

**Chief Executive Officer and Member of the Executive Committee**

Milton Maluhy Filho

**Officers and Members of the Executive Committee**

Alexandre Grossmann Zancani
Alexsandro Broedel Lopes (1)
André Luís Teixeira Rodrigues
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Flávio Augusto Aguiar de Souza
José Virgílio Vita Neto
Marina Fagundes Bellini
Matias Granata
Pedro Paulo Giubbina Lorenzini
Ricardo Ribeiro Mandacaru Guerra
Sérgio Guillinet Fajerman

**Officers**

Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
André Maurício Geraldes Martins
Cristiano Guimarães Duarte
Daniel Sposito Pastore
Daniela Pereira Bottai
Emerson Macedo Bortoloto
Eric André Altafim
Guilherme Barros Leite de Albuquerque Maranhão
Gustavo Lopes Rodrigues (2)
José Geraldo Franco Ortiz Junior
Lineu Carlos Ferraz de Andrade
Luciana Nicola
Maira Blini de Carvalho
Marcia Kinsch de Lima
Mário Newton Nazareth Miguel
Paulo Sergio Miron
Pedro Henrique Moreira Ribeiro
Rafael Vietti da Fonseca
Renato Barbosa do Nascimento
Renato da Silva Carvalho
Renato Lulia Jacob (3)
Rubens Fogli Netto
Tatiana Grecco
Vinícius Santana

1) Officer's withdrawal recorded on 07/05/2024.
2) Elected at the Meeting of the Board of Directores on 06/27/2024, in phase of approval by BACEN.
3) Group Head of Corporate Strategy, Investor Relations and Corporate Development.

**Accountant**

Arnaldo Alves dos Santos
CRC 1SP210058/O-3

**ITAÚ UNIBANCO S.A.**

**Chief Executive Officer and Member of the Executive Committee**

Milton Maluhy Filho

**Officers and Members of the Executive Committee**

Alexandre Grossmann Zancani
Alexsandro Broedel Lopes [1]
André Luís Teixeira Rodrigues
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Flávio Augusto Aguiar de Souza
José Virgílio Vita Neto
Marina Fagundes Bellini
Matias Granata
Ricardo Ribeiro Mandacaru Guerra

**Officers**

Adriana Maria dos Santos
Adriano Cabral Volpini
Adriano Tchen Cardoso Alves
Alessandro Anastasi
Alexandre Borin Ribeiro
Álvaro de Alvarenga Freire Pimentel
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
André Mauricio Geraldes Martins
Andrea Carpes Blanco
Angelo Russomano Fernandes
Antonio Rafael de Souza
Atilio Luiz Magila Albiero Junior
Badi Maani Shaikhzadeh
Beatriz Couto Dellevedove Bernardi
Bruno Bianchi
Bruno Machado Ferreira
Caio Barbosa Lima Moreno
Carlos Augusto Salamonde
Carlos Eduardo de Almeida Mazzei
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Cintia Carbonieri Fleury de Camargo
Claudio César Sanches
Cláudio José Coutinho Arromatte
Cristiano Guimarães Duarte
Cristina Gouveia Aguiar
Daniel Nascimento Goretti
Daniel Sposito Pastore
Davi Faleiros Franco da Rocha
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Coutinho de Oliveira Amorim
Eduardo Nogueira Domeque
Eduardo Queiroz Tracanella
Eric André Altafim
Estevão Carcioffi Lazanha
Fabio Horta Motta Marques da Costa
Fábio Napoli
Fabio Rodrigo Reis Oliveira
Fábio Rodrigo Villa
Fabricio Dore de Magalhães
Felipe Piccoli Aversa
Felipe Sampaio Nabuco
Felipe Weil Wilberg
Fernando Della Torre Chagas
Fernando Kontopp de Oliveira
Fernando Mattar Beyruti
Fernando Silva Dias de Castro

**Officers (continued)**

Flavio Ribeiro Iglesias
Gabriel Guedes Pinto Teixeira
Gabriela Rodrigues Ferreira
Giovana Aparecida Braccialli Vinci
Guilherme Pessini Carvalho
Gustavo Andres
Gustavo Lopes Rodrigues [2]
Gustavo Trovisco Lopes [3]
João Carlos do Amaral dos Santos
João Filipe Fernandes da Costa Araújo
José de Castro Araújo Rudge Filho
José Geraldo Franco Ortiz Junior
Laila Regina de Oliveira Pena de Antonio
Leandro Alves
Leandro Roberto Dominiquini
Leandro Rocha de Andrade
Lineu Carlos Ferraz de Andrade
Luciana Nicola
Luís Eduardo Gross Siqueira Cunha
Luiz Felipe Monteiro Arcuri Trevisan
Maira Blini de Carvalho
Marcelo Bevilacqua Gambarini
Marcia Kinsch de Lima
Marcio Luís Domingues da Silva
Marco Flavio Trajano Mattos [2]
Marcus Viana de Gusmão
Maria Estela Castanheira Saab Caiuby Novaes
Mário Lúcio Gurgel Pires
Mario Magalhães Carvalho Mesquita
Mário Newton Nazareth Miguel
Michel Cury Chain
Michele Maria Vita
Milena de Castilho Lefon Martins
Odacir José Fernandes Peixoto
Pedro Barros Barreto Fernandes
Pedro Campos Bias Fortes
Pedro Henrique Moreira Ribeiro
Pedro Prates Rodrigues
Rafael Bastos Heringer
Rafael Vietti da Fonseca
Renata Cristina de Oliveira
Renato Cesar Mansur
Renato da Silva Carvalho
Renato Giongo Vichi
Renato Lulia Jacob
Ricardo Nuno Delgado Gonçalves
Rita Rodrigues Ferreira Carvalho
Roberta Anchieta da Silva
Rodrigo Andre Leiras Carneiro
Rodrigo Jorge Dantas de Oliveira
Rodrigo Rodrigues Baia
Rogerio Vasconcelos Costa
Rubens Fogli Netto
Sandra Cristina Mischiatti Lancellotti
Tatiana Grecco
Tatyana Montenegro Gil
Teresa Cristina Athayde Marcondes Fontes [4]
Thales Ferreira Silva
Thiago Luiz Chamet Ellero
Tiago Augusto Morelli
Ullisses Christian Silva Assis [2]
Valéria Aparecida Marretto
Vinicius Santana
Wagner Bettini Sanches

1) It is recorded that the male Officer has been in garden leave since 07/06/2024.
2) Elected at the Extraordinary General Stockholders' Meeting on 07/01/2024, in phase of approval by BACEN.
3) Officer's withdrawal recorded on 07/01/2024.
4) It is recorded that the male Officer has been in garden leave since 05/04/2024.

**ITAÚ UNIBANCO HOLDING S.A.**

**Consolidated Balance Sheet**

*(In millions of reais)*

| Assets | Note | 06/30/2024 | 12/31/2023 |
|---|---|---|---|
| **Current and Non-current assets** | | **2,897,179** | **2,656,713** |
| **Cash** | | **33,862** | **32,001** |
| **Interbank investments** | **2b IV, 4** | **303,836** | **286,980** |
| Money market | | 242,196 | 233,812 |
| Money market and Interbank deposits – assets guaranteeing technical provisions | 8b | 2,735 | 2,177 |
| Interbank deposits | | 58,905 | 50,991 |
| **Securities and derivative financial instruments** | **2b V, 2b VI, 5** | **1,092,080** | **984,279** |
| Own portfolio | | 387,709 | 361,639 |
| Subject to repurchase commitments | | 233,197 | 182,290 |
| Pledged in guarantee | | 59,316 | 59,806 |
| Securities under resale agreements with free movement | | 50,612 | 47,730 |
| Deposited with the Central Bank of Brazil | | 2,798 | 4,079 |
| Derivative financial instruments | | 70,380 | 56,383 |
| Assets guaranteeing technical provisions | 8b | 288,068 | 272,352 |
| **Interbank accounts** | | **238,149** | **229,052** |
| Pending settlement | | 81,603 | 83,321 |
| Central Bank of Brazil deposits | | 155,766 | 145,404 |
| National Housing System (SFH) | | 383 | 7 |
| Correspondents | | 397 | 320 |
| **Interbranch accounts** | | **580** | **55** |
| **Loan, lease and other credit operations** | **6** | **893,501** | **855,343** |
| Operations with credit granting characteristics | 2b VII | 944,962 | 907,362 |
| (Provision for loan losses) | 2b IX | (51,461) | (52,019) |
| **Other receivables** | | **327,744** | **263,428** |
| Current tax assets | | 13,892 | 14,240 |
| Deferred tax assets | 11b I | 68,866 | 63,509 |
| Sundry | 10a | 244,986 | 185,679 |
| **Other assets** | **2b XI** | **7,427** | **5,575** |
| Assets held for sale | | 794 | 664 |
| (Valuation allowance) | | (192) | (248) |
| Other non-financial assets | | 1,739 | 10 |
| Unearned reinsurance premiums | | 46 | 45 |
| Prepaid expenses | 2b XI, 10c | 5,040 | 5,104 |
| **Permanent assets** | | **34,816** | **39,809** |
| **Investments** | **2b XII** | **8,205** | **13,180** |
| Associates and joint ventures | | 7,981 | 7,587 |
| Other investments | | 224 | 5,600 |
| (Allowance for losses) | | - | (7) |
| **Real estate** | **2b XIII, 13** | **9,106** | **9,023** |
| Fixed assets | | 6,941 | 6,733 |
| Other fixed assets | | 17,631 | 17,328 |
| (Accumulated depreciation) | | (15,466) | (15,038) |
| **Goodwill and Intangible assets** | **2b XIV, 2b XV, 14** | **17,505** | **17,606** |
| Goodwill | | 854 | 979 |
| Intangible assets | | 45,232 | 42,087 |
| (Accumulated amortization) | | (28,581) | (25,460) |
| **Total assets** | | **2,931,995** | **2,696,522** |

The accompanying notes are an integral part of these financial statements.

**ITAÚ UNIBANCO HOLDING S.A.**

**Consolidated Balance Sheet**

*(In millions of reais)*

| Liabilities and stockholders' equity | Note | 06/30/2024 | 12/31/2023 |
|---|---|---|---|
| **Current and Non-current liabilities** | | **2,740,007** | **2,507,587** |
| **Deposits** | **2b IV, 7b** | **1,017,165** | **951,352** |
| Demand deposits | | 116,460 | 105,634 |
| Savings deposits | | 179,030 | 174,765 |
| Interbank deposits | | 5,715 | 6,448 |
| Time deposits | | 708,060 | 656,591 |
| Other deposits | | 7,900 | 7,914 |
| **Deposits received under securities repurchase agreements** | **2b IV, 7c** | **430,739** | **389,311** |
| Own portfolio | | 230,177 | 178,775 |
| Third-party portfolio | | 116,516 | 134,807 |
| Free portfolio | | 84,046 | 75,729 |
| **Funds from acceptances and issuance of securities** | **2b IV, 7d** | **306,023** | **301,635** |
| Real estate, mortgage, credit and similar notes | | 223,441 | 228,414 |
| Foreign loans through securities | | 69,147 | 62,999 |
| Funding from structured operations certificates | | 13,435 | 10,222 |
| **Interbank accounts** | | **91,346** | **86,553** |
| Pending settlement | | 88,630 | 86,204 |
| Correspondents | | 2,716 | 349 |
| **Interbranch accounts** | | **12,247** | **9,551** |
| Third-party funds in transit | | 12,242 | 9,549 |
| Internal transfer of funds | | 5 | 2 |
| **Borrowing and onlending** | **2b IV, 7e** | **116,745** | **99,788** |
| Borrowing | | 102,585 | 86,701 |
| Onlending | | 14,160 | 13,087 |
| **Derivative financial instruments** | **2b VI, 5f** | **68,355** | **53,495** |
| **Technical provision for insurance, pension plan and premium bonds** | **2b XVI, 8a** | **292,095** | **274,994** |
| **Allowance for financial guarantees provided and loan commitments** | **6c** | **3,011** | **3,361** |
| **Provisions** | **9b** | **15,997** | **17,110** |
| **Other liabilities** | | **386,284** | **320,437** |
| Current tax liabilities | 2b XVII, 2b XVIII, 11c | 12,707 | 12,841 |
| Deferred tax liabilities | 2b XVIII, 11b II | 7,569 | 6,267 |
| Subordinated debt | 7f | 51,456 | 46,677 |
| Sundry | 10d | 314,552 | 254,652 |
| **Total stockholders' equity of controlling shareholders** | **15** | **183,788** | **180,788** |
| Capital | | 90,729 | 90,729 |
| Capital reserves | | 2,322 | 2,617 |
| Revenue reserves | | 97,268 | 95,205 |
| Other comprehensive income | 2b V, 2b VI | (6,155) | (7,752) |
| (Treasury shares) | | (376) | (11) |
| Non-controlling interests | 15e | 8,200 | 8,147 |
| **Total stockholders' equity** | | **191,988** | **188,935** |
| **Total liabilities and stockholders' equity** | | **2,931,995** | **2,696,522** |

The accompanying notes are an integral part of these financial statements.

**ITAÚ UNIBANCO HOLDING S.A.**

**Consolidated Statement of Income**

*(In millions of reais, except for number of shares and earnings per share information)*

| | Note | 01/01 to 06/30/2024 | 01/01 to 06/30/2023 |
|---|---|---|---|
| **Income related to financial operations** | | **153,806** | **134,331** |
| Loan, lease and other credit operations | | 69,180 | 64,303 |
| Securities, derivative financial instruments and other | | 65,701 | 49,720 |
| Financial income related to insurance, pension plan and premium bonds operations | | 10,511 | 14,440 |
| Foreign exchange operations | | 2,147 | (245) |
| Compulsory deposits | | 6,267 | 6,113 |
| **Expenses related to financial operations** | | **(103,141)** | **(87,809)** |
| Money market | | (78,772) | (74,964) |
| Financial expenses on technical provisions for insurance, pension plan and premium bonds | | (10,134) | (14,003) |
| Borrowing and onlending | | (14,235) | 1,158 |
| **Income related to financial operations before loan losses** | | **50,665** | **46,522** |
| **Result of provision for loan losses** | 6 | **(15,638)** | **(16,265)** |
| Expenses for provision for loan losses | | (17,924) | (18,504) |
| Income related to recovery of credits written off as loss | | 2,286 | 2,239 |
| **Gross income related to financial operations** | | **35,027** | **30,257** |
| **Other operating revenues / (expenses)** | | **(10,185)** | **(9,897)** |
| Commissions and banking fees | 10e | 24,405 | 23,446 |
| Result from insurance, pension plan and premium bonds operations | | 2,880 | 2,597 |
| Personnel expenses | 10f | (14,937) | (13,953) |
| Other administrative expenses | 10g | (12,432) | (12,239) |
| Provision expenses | 9b | (2,401) | (2,344) |
| Provision for lawsuits civil | | (791) | (819) |
| Provison for labor claims | | (1,292) | (1,317) |
| Provison for tax and social security obligations and Other risks | | (318) | (208) |
| Tax expenses | 2b XVIII, 11a II | (4,780) | (5,056) |
| Equity in earnings of associates, joint ventures and other investments | | 512 | 407 |
| Other operating revenues | | 4,203 | 2,820 |
| Other operating expenses | 10h | (7,635) | (5,575) |
| **Operating income** | | **24,842** | **20,360** |
| **Non-operating income** | 3 | **271** | **39** |
| **Income before taxes on income and profit sharing** | | **25,113** | **20,399** |
| **Income tax and social contribution** | **2b XVIII, 11a I** | **(4,985)** | **(3,220)** |
| Due on operations for the period | | (7,949) | (6,350) |
| Related to temporary differences | | 2,964 | 3,130 |
| **Profit sharing – Management Members - Statutory** | **16b** | **(185)** | **(139)** |
| **Non-controlling interests** | **15e** | **(465)** | **(383)** |
| **Net income** | | **19,478** | **16,657** |
| | | | |
| **Earnings per share - Basic** | **18** | | |
| Common | | 1.99 | 1.70 |
| Preferred | | 1.99 | 1.70 |
| **Earnings per share - Diluted** | **18** | | |
| Common | | 1.98 | 1.69 |
| Preferred | | 1.98 | 1.69 |
| **Weighted average number of outstanding shares - Basic** | **18** | | |
| Common | | 4,958,290,359 | 4,958,290,359 |
| Preferred | | 4,830,512,963 | 4,837,567,276 |
| **Weighted average number of outstanding shares - Diluted** | **18** | | |
| Common | | 4,958,290,359 | 4,958,290,359 |
| Preferred | | 4,895,771,430 | 4,891,767,691 |

The accompanying notes are an integral part of these financial statements.

**ITAÚ UNIBANCO HOLDING S.A.**

**Consolidated Statement of Comprehensive Income**

*(In millions of reais)*

| | Note | 01/01 to 06/30/2024 | 01/01 to 06/30/2023 |
|---|---|---|---|
| **Consolidated net income** | | **19,943** | **17,040** |
| Financial assets available for sale | | (2,040) | 32 |
| Change in fair value | | (4,634) | (1,081) |
| Tax effect | | 1,764 | 505 |
| (Gains) / losses transferred to income statement | | 1,509 | 1,106 |
| Tax effect | | (679) | (498) |
| Hedge | | (1,048) | 320 |
| Cash flow hedge | 5f V | (46) | 147 |
| Change in fair value | | (97) | 276 |
| Tax effect | | 51 | (129) |
| Hedge of net investment in foreign operation | 5f V | (1,002) | 173 |
| Change in fair value | | (1,933) | 334 |
| Tax effect | | 931 | (161) |
| Insurance contracts and private pension | | 187 | - |
| Change in interest rate | | 327 | - |
| Tax effect | | (140) | - |
| Remeasurements of liabilities for post-employment benefits [1] | | (19) | (13) |
| Remeasurements | 19 | (31) | (24) |
| Tax effect | | 12 | 11 |
| Foreign exchange variation in foreign investments | | 4,517 | (2,120) |
| **Total other comprehensive income** | | **1,597** | **(1,781)** |
| **Total comprehensive income** | | **21,540** | **15,259** |
| **Comprehensive income attributable to the owners of the parent company** | | **21,075** | **14,876** |
| **Comprehensive income attributable to non-controlling interests** | | **465** | **383** |

1) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these financial statements.

**Consolidated Statement of Changes in Stockholders' Equity**

*(In millions of reais)*

| | | Attributed to owners of the parent company | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Other comprehensive income | | | | | | | | |
| | Note | Capital | Treasury shares | Capital reserves | Revenue reserves | Available for sale securities Adjustments [1] | Insurance contracts and private pension | Remeasurements of liabilities of post-employment benefits | Conversion adjustments of foreign investments | Gains and losses – Hedge [2] | Retained earnings | Total stockholders' equity – owners of the parent company | Total stockholders' equity – non controlling interests | Total |
| **Total - 01/01/2023** | | **90,729** | **(71)** | **2,477** | **76,600** | **(3,019)** | **-** | **(1,520)** | **2,984** | **(7,255)** | **-** | **160,925** | **8,810** | **169,735** |
| Transactions with owners | | - | (38) | (207) | - | - | - | - | - | - | - | (245) | 419 | **174** |
| Acquisition of treasury shares | 15 | - | (689) | - | - | - | - | - | - | - | - | (689) | - | **(689)** |
| Result of delivery of treasury shares | 15 | - | 651 | (7) | - | - | - | - | - | - | - | 644 | - | **644** |
| Recognition of share-based payment plans | | - | - | (200) | - | - | - | - | - | - | - | (200) | - | **(200)** |
| (Increase) / Decrease to the owners of the parent company | 2b I, 15 | - | - | - | - | - | - | - | - | - | - | - | 419 | **419** |
| Corporate reorganization | 2b I, 3 | - | - | - | (190) | - | - | - | - | - | - | (190) | - | **(190)** |
| Unclaimed dividends and Interest on capital | | - | - | - | - | - | - | - | - | - | 47 | 47 | - | **47** |
| Total comprehensive income | | - | - | - | - | 32 | - | (13) | (2,120) | 320 | 16,657 | 14,876 | 383 | **15,259** |
| Consolidated net income | | - | - | - | - | - | - | - | - | - | 16,657 | 16,657 | 383 | **17,040** |
| Other comprehensive income | | - | - | - | - | 32 | - | (13) | (2,120) | 320 | - | (1,781) | - | **(1,781)** |
| Appropriations: | | | | | | | | | | | | | | |
| Legal reserve | | - | - | - | 818 | - | - | - | - | - | (818) | - | - | **-** |
| Statutory reserves | | - | - | - | 9,672 | - | - | - | - | - | (9,672) | - | - | **-** |
| Dividends | | - | - | - | - | - | - | - | - | - | - | - | (387) | **(387)** |
| Interest on capital | | - | - | - | - | - | - | - | - | - | (6,214) | (6,214) | - | **(6,214)** |
| **Total - 06/30/2023** | **15** | **90,729** | **(109)** | **2,270** | **86,900** | **(2,987)** | **-** | **(1,533)** | **864** | **(6,935)** | **-** | **169,199** | **9,225** | **178,424** |
| **Change in the period** | | **-** | **(38)** | **(207)** | **10,300** | **32** | **-** | **(13)** | **(2,120)** | **320** | **-** | **8,274** | **415** | **8,689** |
| **Total - 01/01/2024** | | **90,729** | **(11)** | **2,617** | **95,205** | **(1,996)** | **-** | **(1,844)** | **2,630** | **(6,542)** | **-** | **180,788** | **8,147** | **188,935** |
| Transactions with owners | | - | (365) | (295) | - | - | - | - | - | - | - | (660) | 95 | **(565)** |
| Acquisition of treasury shares | 15 | - | (1,220) | - | - | - | - | - | - | - | - | (1,220) | - | **(1,220)** |
| Result of delivery of treasury shares | 15 | - | 855 | (20) | - | - | - | - | - | - | - | 835 | - | **835** |
| Recognition of share-based payment plans | | - | - | (275) | - | - | - | - | - | - | - | (275) | - | **(275)** |
| (Increase) / Decrease to the owners of the parent company | 2b I, 15 | - | - | - | - | - | - | - | - | - | - | - | 95 | **95** |
| Corporate reorganization | 2b I, 3 | - | - | - | (328) | - | - | - | - | - | - | (328) | - | **(328)** |
| Other | | - | - | - | (238) | - | - | - | - | - | - | (238) | - | **(238)** |
| Dividends - declared after previous period | | - | - | - | (11,000) | - | - | - | - | - | - | (11,000) | - | **(11,000)** |
| Unclaimed dividends and Interest on capital | | - | - | - | - | - | - | - | - | - | 16 | 16 | - | **16** |
| Total comprehensive income | | - | - | - | - | (2,040) | 187 | (19) | 4,517 | (1,048) | 19,478 | 21,075 | 465 | **21,540** |
| Consolidated net income | | - | - | - | - | - | - | - | - | - | 19,478 | 19,478 | 465 | **19,943** |
| Other comprehensive income | | - | - | - | - | (2,040) | 187 | (19) | 4,517 | (1,048) | - | 1,597 | - | **1,597** |
| Appropriations: | | | | | | | | | | | | | | |
| Legal reserve | | - | - | - | 904 | - | - | - | - | - | (904) | - | - | **-** |
| Statutory reserves | | - | - | - | 12,725 | - | - | - | - | - | (12,725) | - | - | **-** |
| Dividends | | - | - | - | - | - | - | - | - | - | - | - | (507) | **(507)** |
| Interest on capital | | - | - | - | - | - | - | - | - | - | (5,865) | (5,865) | - | **(5,865)** |
| **Total - 06/30/2024** | **15** | **90,729** | **(376)** | **2,322** | **97,268** | **(4,036)** | **187** | **(1,863)** | **7,147** | **(7,590)** | **-** | **183,788** | **8,200** | **191,988** |
| **Change in the period** | | **-** | **(365)** | **(295)** | **2,063** | **(2,040)** | **187** | **(19)** | **4,517** | **(1,048)** | **-** | **3,000** | **53** | **3,053** |

1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Available for sale securities.
2) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these financial statements.

**Consolidated Statement of Cash Flows**

*(In millions of reais)*

| | Note | 01/01 to 06/30/2024 | 01/01 to 06/30/2023 |
|---|---|---|---|
| **Adjusted net income** | | **15,022** | **48,061** |
| Net income | | 19,478 | 16,657 |
| Adjustments to net income: | | (4,456) | 31,404 |
| Share-based payment | | (187) | (142) |
| Effects of changes in exchange rates on cash and cash equivalents | | (12,112) | 9,116 |
| Provision for loan losses | 6c | 17,924 | 18,504 |
| Income from interest and foreign exchange variation from operations with subordinated debt | | 5,519 | 1,252 |
| Change in technical provisions for insurance, pension plan and premium bonds | | 13,351 | 7,286 |
| Depreciation and amortization | | 3,453 | 3,260 |
| Expense from update / charges on the provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks | 9b | 498 | 541 |
| Provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks | 9b | 2,123 | 2,141 |
| Revenue from update / charges on deposits in guarantee | 9b | (384) | (460) |
| Deferred taxes (excluding hedge tax effects) | | (129) | (831) |
| Equity in earnings of associates, joint ventures and other investments | | (512) | (407) |
| Income from foreign exchange and income related to available for sale securities | | (22,161) | (8,724) |
| Income from foreign exchange and income related to held to maturity securities | | (13,366) | (1,683) |
| Income from sale of available for sale financial assets | | 1,509 | 1,106 |
| Income from sale of investments and fixed assets | | (135) | 6 |
| Income from non-controlling interests | 15e | 465 | 383 |
| Other | | (312) | 56 |
| **Change in assets and liabilities** | | **33,712** | **19,838** |
| **(Increase) / decrease in assets** | | | |
| Interbank investments | | 1,883 | 33,268 |
| Securities and derivative financial instruments (assets / liabilities) | | (38,958) | (75,973) |
| Central Bank of Brazil deposits | | (10,362) | (21,001) |
| Interbank and interbranch accounts (assets / liabilities) | | 8,229 | (3,399) |
| Loan, lease and other credit operations | | (56,082) | (9,006) |
| Other receivables and other assets | | (11,440) | 18,277 |
| **(Decrease) / increase in liabilities** | | | |
| Deposits | | 65,813 | 51,843 |
| Deposits received under securities repurchase agreements | | 41,428 | 22,957 |
| Funds from acceptances and issuance of securities | | 4,388 | 33,341 |
| Borrowing and onlending | | 16,957 | (13,005) |
| Technical provision for insurance, pension plan and premium bonds | | 3,677 | 8,156 |
| Provisions and Other liabilities | | 14,450 | (20,622) |
| Payment of income tax and social contribution | | (6,271) | (4,998) |
| **Net cash provided by / (used in) operating activities** | | **48,734** | **67,899** |
| Dividends / Interest on capital received from associates and joint ventures | | 248 | 250 |
| Funds received from sale of available for sale securities | | 39,035 | 7,401 |
| Funds received from redemption of held to maturity securities | | 52,363 | 22,158 |
| Disposal of Investments | | 207 | 1,257 |
| Disposal of Fixed assets | | 157 | 61 |
| Termination of Intangible asset agreements | | - | 58 |
| (Purchase) of Available for sale securities | | (84,294) | (42,596) |
| (Purchase) of Held to maturity securities | | (26,423) | (9,877) |
| (Purchase) of Investments | 3 | (325) | (249) |
| (Purchase) of Fixed assets | | (873) | (973) |
| (Purchase) of Intangible assets | 14 | (2,455) | (2,999) |
| **Net cash provided by / (used in) investing activities** | | **(22,360)** | **(25,509)** |
| Subordinated debt obligations raisings | | 979 | - |
| Subordinated debt obligations redemptions | | (1,719) | (11,608) |
| Change in non-controlling interests | | 95 | 419 |
| Acquisition of treasury shares | | (1,220) | (689) |
| Result of delivery of treasury shares | | 747 | 586 |
| Dividends and interest on capital paid to non-controlling interests | 15a | (507) | (387) |
| Dividends and interest on capital paid | | (16,261) | (4,993) |
| **Net cash provided by / (used in) financing activities** | | **(17,886)** | **(16,672)** |
| **Net increase / (decrease) in cash and cash equivalents** | | **8,488** | **25,718** |
| Cash and cash equivalents at the beginning of the period | | 106,835 | 85,183 |
| Effects of changes in exchange rates on cash and cash equivalents | | 12,112 | (9,116) |
| Cash and cash equivalents at the end of the period | 2b III | 127,435 | 101,785 |
| Cash | | 33,862 | 30,636 |
| Interbank deposits | | 8,099 | 7,073 |
| Money market - Collateral held | | 85,474 | 64,076 |

The accompanying notes are an integral part of these financial statements.

**ITAÚ UNIBANCO HOLDING S.A.**

**Consolidated Statement of Added Value**

*(In millions of reais)*

| | Note | 01/01 to 06/30/2024 | 01/01 to 06/30/2023 |
|---|---|---|---|
| **Income** | | **172,762** | **149,267** |
| Financial operations | | 156,641 | 136,630 |
| Commissions and Banking Fees | 10e | 24,405 | 23,446 |
| Result from insurance, pension plan and premium bonds operations | | 2,880 | 2,597 |
| Result from loan losses | 6 | (15,638) | (16,265) |
| Other | | 4,474 | 2,859 |
| **Expenses** | | **(111,885)** | **(94,411)** |
| Financial operations | | (103,141) | (87,809) |
| Other | | (8,744) | (6,602) |
| **Inputs purchased from third parties** | | **(9,225)** | **(9,038)** |
| Third-Party and Financial System Services, Security, Transportation and Travel expenses | 10g | (3,897) | (3,942) |
| Other | | (5,328) | (5,096) |
| Data processing and telecommunications | 10g | (2,512) | (2,429) |
| Advertising, promotions and publication | 10g | (993) | (893) |
| Installations and Materials | | (1,094) | (1,108) |
| Other | | (729) | (666) |
| **Gross added value** | | **51,652** | **45,818** |
| **Depreciation and amortization** | **10g** | **(2,678)** | **(2,529)** |
| **Net added value produced by the company** | | **48,974** | **43,289** |
| **Added value received through transfer - Results of equity method** | | **512** | **407** |
| **Total added value to be distributed** | | **49,486** | **43,696** |
| **Distribution of added value** | | **49,486** | **43,696** |
| **Personnel** | | **14,519** | **13,635** |
| Direct compensation | | 11,377 | 10,909 |
| Benefits | | 2,529 | 2,112 |
| FGTS – government severance pay fund | | 613 | 614 |
| **Taxes, fees and contributions** | | **14,495** | **12,349** |
| Federal | | 13,555 | 11,474 |
| Municipal | | 940 | 875 |
| **Return on third parties' capital - Rent** | | **529** | **672** |
| **Return on capital** | | **19,943** | **17,040** |
| Dividends and interest on capital | | 5,865 | 6,214 |
| Retained earnings attributable to controlling shareholders | | 13,613 | 10,443 |
| Retained earnings attributable to non-controlling shareholders | | 465 | 383 |

The accompanying notes are an integral part of these financial statements.

**ITAÚ UNIBANCO HOLDING S.A.**
**Balance Sheet**
*(In millions of reais)*

| Assets | Note | 06/30/2024 | 12/31/2023 |
|---|---|---|---|
| **Current and Non-current assets** | | **230,723** | **229,349** |
| **Cash** | | **2,889** | **2,365** |
| **Interbank investments** | **2b IV, 4** | **38,007** | **48,755** |
| Money market | | 12,669 | 26,399 |
| Interbank deposits | | 25,338 | 22,356 |
| **Securities and derivative financial instruments** | **2b V, 2b VI, 5** | **4,954** | **3,253** |
| Own portfolio | | 4,949 | 3,026 |
| Derivative financial instruments | | 5 | 227 |
| **Interbranch accounts** | | **579** | **54** |
| **Loan, lease and other credit operations** | **6** | **143,626** | **143,370** |
| Operations with credit granting characteristics | 2b VII | 156,001 | 156,497 |
| (Provision for loan losses) | 2b IX | (12,375) | (13,127) |
| **Other receivables** | | **40,004** | **30,608** |
| Current tax assets | | 4,989 | 4,170 |
| Deferred tax assets | 11b I | 15,580 | 13,946 |
| Income receivable | | 12,823 | 6,151 |
| Deposits in guarantee for contingent, provisions and legal obrigations | | 1,956 | 1,896 |
| Sundry | | 4,656 | 4,445 |
| **Other assets** | **2b XI** | **664** | **944** |
| Assets held for sale | | 44 | 45 |
| (Valuation allowance) | | (7) | (7) |
| Prepaid expenses | | 627 | 906 |
| **Permanent assets** | | **190,422** | **178,978** |
| **Investments** | **2b XII, 12** | **190,041** | **178,587** |
| Subsidiaries | | 190,041 | 178,587 |
| **Real estate** | **2b XIII** | **6** | **4** |
| Fixed assets | | 1 | - |
| Other fixed assets | | 18 | 14 |
| (Accumulated depreciation) | | (13) | (10) |
| **Intangible assets** | **2b XIV** | **375** | **387** |
| Intangible assets | | 3,068 | 3,068 |
| (Accumulated amortization) | | (2,693) | (2,681) |
| **Total assets** | | **421,145** | **408,327** |
| **Liabilities and stockholders' equity** | | | |
| **Current and Non-current liabilities** | | **236,016** | **225,822** |
| **Deposits** | **2b IV** | **86,970** | **82,678** |
| Demand deposits | | 103 | 125 |
| Interbank deposits | | 86,867 | 82,553 |
| **Deposits received under securities repurchase agreements** | **2b IV** | **1,056** | **1,434** |
| Free portfolio | | 1,056 | 1,434 |
| **Funds from acceptances and issuance of securities** | **2b IV, 7d** | **4,649** | **4,049** |
| Real estate, mortgage, credit and similar notes | | 1,480 | 1,003 |
| Foreign loans through securities | | 3,169 | 3,046 |
| **Interbank accounts** | | **58,973** | **59,258** |
| Pending settlement | | 58,973 | 59,258 |
| **Derivative financial instruments** | **2b VI, 5f** | **735** | - |
| **Allowance for loan commitments** | **6c** | **642** | **552** |
| **Provisions** | | **1,227** | **1,265** |
| **Other liabilities** | | **81,764** | **76,586** |
| Current tax liabilities | 2b XVII, 2b XVIII, 11c | 2,422 | 1,220 |
| Deferred tax liabilities | 11b II | 553 | 632 |
| Social and statutory | | 4,618 | 4,746 |
| Subordinated debt | 7f | 44,539 | 39,571 |
| Sundry | | 29,632 | 30,417 |
| **Stockholders' equity** | **15** | **185,129** | **182,505** |
| Capital | | 90,729 | 90,729 |
| Capital reserves | | 2,322 | 2,617 |
| Revenue reserves | | 94,388 | 93,729 |
| Other comprehensive income | 2b V, 2b VI | (1,934) | (4,559) |
| (Treasury shares) | | (376) | (11) |
| **Total liabilities and stockholders' equity** | | **421,145** | **408,327** |

**ITAÚ UNIBANCO HOLDING S.A.**

**Statement of Income**

*(In millions of reais, except for number of shares and earnings per share information)*

| | Note | 01/01 to 06/30/2024 | 01/01 to 06/30/2023 |
|---|---|---|---|
| **Income related to financial operations** | | **9,860** | **11,085** |
| Loan, lease and other credit operations | | 8,849 | 8,645 |
| Securities, derivative financial instruments and other | | 1,279 | 2,446 |
| Foreign exchange operations | | (268) | (6) |
| **Expenses related to financial operations** | | **(6,529)** | **(7,547)** |
| Money market | | (6,340) | (7,048) |
| Borrowing and onlending | | (189) | (499) |
| **Income related to financial operations before loan losses** | | **3,331** | **3,538** |
| **Result of provision for loan losses** | 6 | **(4,969)** | **(5,767)** |
| Expenses for provision for loan losses | | (5,642) | (6,134) |
| Income related to recovery of credits written off as loss | | 673 | 367 |
| **Gross income related to financial operations** | | **(1,638)** | **(2,229)** |
| **Other operating revenues / (expenses)** | | **18,048** | **16,732** |
| Commissions and banking fees | | 5,807 | 5,096 |
| Personnel expenses | | (122) | (95) |
| Other administrative expenses | | (2,527) | (2,543) |
| Provision expenses | | (44) | (276) |
| Provision for lawsuits civil | | (87) | (292) |
| Provison for labor claims | | (8) | (8) |
| Provison for tax and social security obligations and Other risks | | 51 | 24 |
| Tax expenses | 11a II | (862) | (842) |
| Equity in earnings of subsidiaries | 12 | 17,753 | 17,156 |
| Other operating revenues / (expenses) | | (1,957) | (1,764) |
| **Operating income** | | **16,410** | **14,503** |
| **Non-operating income** | | **(3)** | **(12)** |
| **Income before taxes on income and profit sharing** | | **16,407** | **14,491** |
| **Income tax and social contribution** | 2b XVIII | **1,685** | **1,883** |
| Due on operations for the period | | (89) | (476) |
| Related to temporary differences | | 1,774 | 2,359 |
| **Profit sharing – Management Members - Statutory** | | **(18)** | **(9)** |
| **Net income** | | **18,074** | **16,365** |
| | | | |
| **Earnings per share - Basic** | | | |
| Common | | 1.85 | 1.67 |
| Preferred | | 1.85 | 1.67 |
| **Earnings per share - Diluted** | | | |
| Common | | 1.83 | 1.66 |
| Preferred | | 1.83 | 1.66 |
| **Weighted average number of outstanding shares - Basic** | | | |
| Common | | 4,958,290,359 | 4,958,290,359 |
| Preferred | | 4,830,512,963 | 4,837,567,276 |
| **Weighted average number of outstanding shares - Diluted** | | | |
| Common | | 4,958,290,359 | 4,958,290,359 |
| Preferred | | 4,895,771,430 | 4,891,767,691 |

The accompanying notes are an integral part of these financial statements.

**ITAÚ UNIBANCO HOLDING S.A.**

**Statement of Comprehensive Income**

*(In millions of reais)*

| | 01/01 to 06/30/2024 | 01/01 to 06/30/2023 |
|---|---|---|
| **Net income** | **18,074** | **16,365** |
| Financial assets available for sale | (1,103) | 521 |
| Change in fair value | 238 | - |
| Tax effect | (113) | - |
| Associates / Subsidiaries | (1,228) | 521 |
| Hedge | (957) | 328 |
| Cash flow hedge | 44 | 154 |
| Change in fair value | (4) | (44) |
| Tax effect | 2 | 21 |
| Associates / Subsidiaries | 46 | 177 |
| Hedge of net investment in foreign operation | (1,001) | 174 |
| Change in fair value | (1,806) | 163 |
| Tax effect | 882 | (87) |
| Associates / Subsidiaries | (77) | 98 |
| Insurance contracts and private pension | 187 | - |
| Change in interest rate | 327 | - |
| Tax effect | (140) | - |
| Remeasurements of liabilities for post-employment benefits (1) | (19) | (14) |
| Associates / Subsidiaries | (19) | (14) |
| Foreign exchange variation in foreign investments | 4,517 | (2,121) |
| Change in fair value | 979 | (199) |
| Associates / Subsidiaries | 3,538 | (1,922) |
| **Total other comprehensive income** | **2,625** | **(1,286)** |
| **Total comprehensive income** | **20,699** | **15,079** |

1) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these financial statements.

**ITAÚ UNIBANCO HOLDING S.A.**

**Statement of Changes in Stockholders' Equity**

*(In millions of reais)*

| | | | | | | Other comprehensive income | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **Note** | **Capital** | **Treasury shares** | **Capital reserves** | **Revenue reserves** | **Available for sale securities Adjustments** | **Insurance contracts and private pension** | **Remeasurements of liabilities of post-employment benefits** | **Conversion adjustments of foreign investments** | **Gains and losses – Hedge [(1)]** | **Retained earnings** | **Total** |
| **Total - 01/01/2023** | | **90,729** | **(71)** | **2,477** | **75,103** | **(2,075)** | - | **(1,520)** | **2,116** | **(4,659)** | - | **162,100** |
| Transactions with owners | | - | (38) | (207) | - | - | - | - | - | - | - | **(245)** |
| Acquisition of treasury shares | 15 | - | (689) | - | - | - | - | - | - | - | - | **(689)** |
| Result of delivery of treasury shares | 15 | - | 651 | (7) | - | - | - | - | - | - | - | **644** |
| Recognition of share-based payment plans | | - | - | (200) | - | - | - | - | - | - | - | **(200)** |
| Corporate reorganization | 2b I, 3 | - | - | - | (190) | - | - | - | - | - | - | **(190)** |
| Unclaimed dividends and Interest on capital | | - | - | - | - | - | - | - | - | - | 47 | **47** |
| Total comprehensive income | | - | - | - | - | 521 | - | (14) | (2,121) | 328 | 16,365 | **15,079** |
| Net income | | - | - | - | - | - | - | - | - | - | 16,365 | **16,365** |
| Other comprehensive income | | - | - | - | - | - | - | - | (199) | 53 | - | **(146)** |
| Portion of other comprehensive income from investments in associates and subsidiaries | | - | - | - | - | 521 | - | (14) | (1,922) | 275 | - | **(1,140)** |
| Appropriations: | | | | | | | | | | | | |
| Legal reserve | | - | - | - | 818 | - | - | - | - | - | (818) | - |
| Statutory reserves | | - | - | - | 9,380 | - | - | - | - | - | (9,380) | - |
| Interest on capital | | - | - | - | - | - | - | - | - | - | (6,214) | **(6,214)** |
| **Total - 06/30/2023** | **15** | **90,729** | **(109)** | **2,270** | **85,111** | **(1,554)** | - | **(1,534)** | **(5)** | **(4,331)** | - | **170,577** |
| **Change in the period** | | - | **(38)** | **(207)** | **10,008** | **521** | - | **(14)** | **(2,121)** | **328** | - | **8,477** |
| **Total - 01/01/2024** | | **90,729** | **(11)** | **2,617** | **93,729** | **(127)** | - | **(1,844)** | **1,392** | **(3,980)** | - | **182,505** |
| Transactions with owners | | - | (365) | (295) | - | - | - | - | - | - | - | **(660)** |
| Acquisition of treasury shares | 15 | - | (1,220) | - | - | - | - | - | - | - | - | **(1,220)** |
| Result of delivery of treasury shares | 15 | - | 855 | (20) | - | - | - | - | - | - | - | **835** |
| Recognition of share-based payment plans | | - | - | (275) | - | - | - | - | - | - | - | **(275)** |
| Corporate reorganization | 2b I, 3 | - | - | - | (328) | - | - | - | - | - | - | **(328)** |
| Other | | - | - | - | (238) | - | - | - | - | - | - | **(238)** |
| Dividends - declared after previous period | | - | - | - | (11,000) | - | - | - | - | - | - | **(11,000)** |
| Unclaimed dividends and Interest on capital | | - | - | - | - | - | - | - | - | - | 16 | **16** |
| Total comprehensive income | | - | - | - | - | (1,103) | 187 | (19) | 4,517 | (957) | 18,074 | **20,699** |
| Net income | | - | - | - | - | - | - | - | - | - | 18,074 | **18,074** |
| Other comprehensive income | | - | - | - | - | 125 | - | - | 979 | (926) | - | **178** |
| Portion of other comprehensive income from investments in associates and subsidiaries | | - | - | - | - | (1,228) | 187 | (19) | 3,538 | (31) | - | **2,447** |
| Appropriations: | | | | | | | | | | | | |
| Legal reserve | | - | - | - | 904 | - | - | - | - | - | (904) | - |
| Statutory reserves | | - | - | - | 11,321 | - | - | - | - | - | (11,321) | - |
| Interest on capital | | - | - | - | - | - | - | - | - | - | (5,865) | **(5,865)** |
| **Total - 06/30/2024** | **15** | **90,729** | **(376)** | **2,322** | **94,388** | **(1,230)** | **187** | **(1,863)** | **5,909** | **(4,937)** | - | **185,129** |
| **Change in the period** | | - | **(365)** | **(295)** | **659** | **(1,103)** | **187** | **(19)** | **4,517** | **(957)** | - | **2,624** |

1) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these financial statements.

**ITAÚ UNIBANCO HOLDING S.A.**

**Statement of Cash Flows**

*(In millions of reais)*

| | Note | 01/01 to 06/30/2024 | 01/01 to 06/30/2023 |
|---|---|---|---|
| **Adjusted net income** | | **8,855** | **4,724** |
| Net income | | 18,074 | 16,365 |
| Adjustments to net income: | | (9,219) | (11,641) |
| Share-based payment | | (187) | (142) |
| Provision for loan losses | 6c | 5,642 | 6,134 |
| Income from interest and foreign exchange variation from operations with subordinated debt | | 4,755 | 46 |
| Expense from update / charges on the provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks | | 16 | 18 |
| Provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks | | 96 | 299 |
| Revenue from update / charges on deposits in guarantee | | (108) | (98) |
| Deferred taxes | | (1,774) | (2,359) |
| Equity in earnings of subsidiaries | 12 | (17,753) | (17,156) |
| Amortization of goodwill | | 23 | 23 |
| Income from foreign exchange and income related to available for sale securities | | (251) | (81) |
| Effects of changes in exchange rates on cash and cash equivalents | | 310 | 1,658 |
| Other | | 12 | 17 |
| **Change in assets and liabilities** | | **(6,570)** | **6,512** |
| **(Increase) / decrease in assets** | | | |
| Interbank investments | | (2,709) | (1,271) |
| Securities and derivative financial instruments | | 956 | (77) |
| Interbank and interbranch accounts (assets / liabilities) | | (810) | (3,144) |
| Loan, lease and other credit operations | | (5,898) | (6,790) |
| Other receivables and Other assets | | 181 | (747) |
| **(Decrease) / increase in liabilities** | | | |
| Deposits | | 4,292 | 1,682 |
| Deposits received under securities repurchase agreements | | (378) | 18,980 |
| Funds from acceptances and issuance of securities | | 600 | (4,492) |
| Borrowing and onlending | | - | (48) |
| Provisions and Other liabilities | | (2,802) | 2,438 |
| Payment of income tax and social contribution | | (2) | (19) |
| **Net cash provided by / (used in) operating activities** | | **2,285** | **11,236** |
| Dividends and interest on capital received | | 2,040 | 8,675 |
| Funds received from sale of available for sale securities | | - | 1 |
| (Purchase) / disposal of Investments | | 1,009 | (501) |
| (Purchase) / disposal of Fixed assets | | 1 | 19 |
| (Purchase) of Available for sale securities | | (1,437) | - |
| **Net cash provided by / (used in) investing activities** | | **1,613** | **8,194** |
| Subordinated debt obligations raisings | | 979 | - |
| Subordinated debt obligations redemptions | | (766) | (10,382) |
| Result of delivery of treasury shares | | 747 | 586 |
| Acquisition of treasury shares | | (1,220) | (689) |
| Dividends and interest on capital paid | | (16,261) | (4,993) |
| **Net cash provided by / (used in) financing activities** | | **(16,521)** | **(15,478)** |
| **Net increase / (decrease) in cash and cash equivalents** | | **(12,623)** | **3,952** |
| Cash and cash equivalents at the beginning of the period | | 27,330 | 13,998 |
| Effects of changes in exchange rates on cash and cash equivalents | | (310) | (1,658) |
| Cash and cash equivalents at the end of the period | 2b III | 14,397 | 16,292 |
| Cash | | 2,889 | 2,543 |
| Money market - Collateral held | | 11,508 | 13,749 |

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

**Statement of Added Value**

*(In millions of reais)*

| | Note | 01/01 to 06/30/2024 | 01/01 to 06/30/2023 |
|---|---|---|---|
| **Income** | | **12,500** | **12,450** |
| Financial operations | | 9,860 | 11,085 |
| Commissions and banking fees | | 5,807 | 5,096 |
| Result from provision for loan losses | | (4,969) | (5,767) |
| Other | | 1,802 | 2,036 |
| **Expenses** | | **(8,593)** | **(9,434)** |
| Financial operations | | (6,529) | (7,547) |
| Other | | (2,064) | (1,887) |
| **Inputs purchased from third parties** | | **(2,525)** | **(2,543)** |
| Third-Party and Financial System Services, Security, Transportation and Travel expenses | | (520) | (563) |
| Advertising, promotions and publication | | (89) | (113) |
| Other | | (1,916) | (1,867) |
| **Gross added value** | | **1,382** | **473** |
| **Deprecitation and amortization** | | **(35)** | **(39)** |
| **Net added value produced by the company** | | **1,347** | **434** |
| **Added value received through transfer - Results of equity method** | **12** | **17,753** | **17,156** |
| **Total added value to be distributed** | | **19,100** | **17,590** |
| **Distribution of added value** | | **19,100** | **17,590** |
| Personnel | | 97 | 71 |
| Direct compensation | | 83 | 66 |
| Benefits | | 13 | 4 |
| FGTS – government severance pay fund | | 1 | 1 |
| Taxes, fees and contributions | | 927 | 1,154 |
| Federal | | 764 | 1,038 |
| Municipal | | 163 | 116 |
| Return on third parties' capital - Rent | | 2 | - |
| Return on capital | | 18,074 | 16,365 |
| Dividends and interest on capital | | 5,865 | 6,214 |
| Retained earnings to shareholders | | 12,209 | 10,151 |

The accompanying notes are an integral part of these financial statements.

(*In millions of reais, except when indicated*)

## Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business.

ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. ("IUPAR"), a holding company which owns 51.71% of ITAÚ UNIBANCO HOLDING's common shares, and which is jointly controlled by (i) Itaúsa S.A. ("ITAÚSA"), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações ("E. JOHNSTON"), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING's common shares.

These individual and consolidated financial statements were approved by the Board of Directors on August 06, 2024.

## Note 2 - Material accounting policies

### a) Basis of preparation

The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and in compliance, when applicable, with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pensions (PREVIC), which include the use of accounting estimates for setting up provisions and valuing financial assets. The information in the financial statements and accompanying notes evidences all relevant information inherent in the financial statements, and only them, which is consistent with information used by management in its administration.

The presentation of the Statements of Added Value is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Added Value.

Leases are shown at present value in the Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies. The expected credit loss for loan commitments is presented in liabilities under Allowance for Financial Guarantees Provided and Loan Commitments, but it is detailed in the notes with the Supplementary Allowance for Loan Losses.

### b) Accounting policies, critical estimates and material judgments

This note presents the main critical estimates and judgments used in the preparation and application of ITAÚ UNIBANCO HOLDING CONSOLIDATED's specific accounting policies. These estimates and judgments present a material risk and may have a material impact on the values of assets and liabilities due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Therefore, actual results may differ from those obtained by these estimates and judgments.

#### I - Consolidation

The consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, including investment funds, in which ITAÚ UNIBANCO HOLDING CONSOLIDATED holds either direct or indirect control. The main judgment exercised in the control assessment is the analysis of facts and circumstances that indicate whether ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed or is entitled to variable returns and has the ability to affect these returns through its influence over the entity on a continuous basis.

The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated.

In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized based on the expected future economic benefits and Purchase Price Allocation reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

The difference in Net Income and Stockholders' Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 15d) results substantially from the adoption of different criteria for the amortization of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where there is no change in control, prior to January 1, 2022, and for recognizing foreign exchange differences, prior to January 1, 2017, on foreign investments and hedging these investments, which are denominated in currencies other than the functional currency of the parent company, net of the corresponding tax effects.

The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities, Derivative Financial Instruments and Other in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Other Comprehensive Income for subsidiaries with a different functional currency.

In conformity with CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors, and with the purpose of maintaining the quality and reliability of the financial statements, in addition to providing a more appropriate representation of the equity position, financial performance and cash flows, as from July 1st, 2023, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopted the accounting policy for correcting the financial statements of its controlled companies located in hyperinflationary economies in accordance with CPC 42 – Financial Reporting in Hyperinflationary Economies.

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:

| | Functional currency [1] | Incorporation Country | Activity | Interest in voting capital % | | Interest in total capital % | |
|---|---|---|---|---|---|---|---|
| | | | | 06/30/2024 | 12/31/2023 | 06/30/2024 | 12/31/2023 |
| **In Brazil** | | | | | | | |
| Banco Itaú BBA S.A. [2] | Real | Brazil | Financial institution | - | 100.00% | - | 100.00% |
| Banco Itaú Consignado S.A. | Real | Brazil | Financial institution | 100.00% | 100.00% | 100.00% | 100.00% |
| Banco Itaucard S.A. | Real | Brazil | Financial institution | 100.00% | 100.00% | 100.00% | 100.00% |
| Cia. Itaú de Capitalização | Real | Brazil | Premium Bonds | 100.00% | 100.00% | 100.00% | 100.00% |
| Dibens Leasing S.A. - Arrendamento Mercantil | Real | Brazil | Leasing | 100.00% | 100.00% | 100.00% | 100.00% |
| Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento | Real | Brazil | Consumer Finance Credit | 50.00% | 50.00% | 50.00% | 50.00% |
| Hipercard Banco Múltiplo S.A. | Real | Brazil | Financial institution | 100.00% | 100.00% | 100.00% | 100.00% |
| Itaú Corretora de Valores S.A. | Real | Brazil | Securities Broker | 100.00% | 100.00% | 100.00% | 100.00% |
| Itaú Seguros S.A. | Real | Brazil | Insurance | 100.00% | 100.00% | 100.00% | 100.00% |
| Itaú Unibanco S.A. | Real | Brazil | Financial institution | 100.00% | 100.00% | 100.00% | 100.00% |
| Itaú Vida e Previdência S.A. | Real | Brazil | Pension Plan | 100.00% | 100.00% | 100.00% | 100.00% |
| Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento | Real | Brazil | Consumer Finance Credit | 50.00% | 50.00% | 50.00% | 50.00% |
| Redecard Instituição de Pagamento S.A. | Real | Brazil | Acquirer | 100.00% | 100.00% | 100.00% | 100.00% |
| **Foreign** | | | | | | | |
| Itaú Colombia S.A. | Colombian Peso | Colombia | Financial institution | 67.06% | 67.06% | 67.06% | 67.06% |
| Banco Itaú (Suisse) S.A. | Swiss Franc | Switzerland | Financial institution | 100.00% | 100.00% | 100.00% | 100.00% |
| Banco Itaú Paraguay S.A. | Guarani | Paraguay | Financial institution | 100.00% | 100.00% | 100.00% | 100.00% |
| Banco Itaú Uruguay S.A. | Uruguayan Peso | Uruguay | Financial institution | 100.00% | 100.00% | 100.00% | 100.00% |
| Itau Bank, Ltd. | Real | Cayman Islands | Financial institution | 100.00% | 100.00% | 100.00% | 100.00% |
| Itau BBA International plc | US Dollar | United Kingdom | Financial institution | 100.00% | 100.00% | 100.00% | 100.00% |
| Itau BBA USA Securities Inc. | US Dollar | United States | Securities Broker | 100.00% | 100.00% | 100.00% | 100.00% |
| Banco Itaú Chile | Chilean Peso | Chile | Financial institution | 67.42% | 67.42% | 67.42% | 67.42% |

1) All overseas offices of ITAÚ UNIBANCO HOLDING CONSOLIDATED have the same functional currency as the parent company, except for Itaú Chile New York Branch and Itaú Unibanco S.A. Miami Branch, which use the US Dollar.
2) Company spun-off by Itaú Unibanco Holdind S.A. and Itaú BBA Assessoria Financeira at 05/31/2024.

### I.I - Business combinations

When accounting for business combinations, ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgments in the identification, recognition, and measurement of: price adjustments; contingent considerations; and options or obligations to buy or sell ownership interest of the acquired entity.

Non-controlling shareholders' ownership interest is measured on the date of acquisition according to the proportional interest in Stockholders' Equity of the acquired entity.

### I.II - Capital transactions with non-controlling stockholders

Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in stockholders' equity.

### II - Functional and presentation currency

The consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary, associate and joint venture, ITAÚ UNIBANCO HOLDING CONSOLIDATED exercised judgment to determine its functional currency, considering the currency of the primary economic environment in which the entity operates.

Foreign currency operations are translated currency using the exchange rates prevailing on the dates of the transactions, and exchange gains and losses are recognized in the Statement of Income.

For conversion of the financial statements of foreign entities with a functional currency other than Reais, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the exchange rate on the closing date to convert assets and liabilities, and the average monthly exchange rate to convert income and expenses, except for foreign entities located in hyperinflationary economies. Exchange differences generated by this conversion are recognized in Other Comprehensive Income, net of tax effects, and reclassified, either in total or partially, to income when ITAÚ UNIBANCO HOLDING CONSOLIDATED loses control of the foreign entity. When exposure to these exchange rate differences is material, ITAÚ UNIBANCO HOLDING CONSOLIDATED conducts hedge of net investment in foreign operation, whose effective portion is recognized in Stockholders' Equity.

### III - Cash and cash equivalents

They are defined as cash and cash equivalents, current accounts with banks and financial investments, which are promptly convertible into cash, this is, which original term is equal to or lower than 90 days and are subject to an insignificant risk of change in value, shown in the Balance Sheet under the headings Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held).

### IV - Interbank investments, Remunerated restricted Credits held at the Central Bank of Brazil (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables

Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency.

Own liabilities are presented net of the transaction costs incurred, if material, calculated pro rata on a daily basis.

### V - Securities

These are recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. Securities are classified into the following categories:

- **Trading securities -** Acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period.

- **Available for sale securities -** May be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders' equity.

- **Held to maturity securities** - Except for non-redeemable shares, when there the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity, they are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date, but are not measured at fair value.

Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders' equity.

Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses.

**VI - Derivatives and use of hedge accounting**

These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, in conformity with BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer's request, for the bank's own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the Statement of Income.

Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types:

- Cash Flow Hedge - The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in Stockholders' Equity. The ineffective portion is recorded directly in the Statement of Income.

- Market Risk Hedge - Financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the Statement of Income.

- Hedge of Net Investments in Foreign Operations - Accounted for similarly to a cash flow hedge: the effective portion of gains or losses of hedging instrument is recognized directly in Stockholders' Equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period.

**VII - Loan, lease and other credit operations (operations with credit granting characteristics)**

These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments (non-performing operations). Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and Payments Pending Settlement.

### VIII - Fair value of financial instruments

To measure fair value, appraisal techniques applying information classified in three levels of hierarchy are used, prioritizing prices listed in active markets of instruments. ITAÚ UNIBANCO HOLDING CONSOLIDATED classifies this information according to the relevance of the data observed in the fair value measurement process:

**Level 1:** Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

**Level 2:** Inputs that are not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

**Level 3:** Inputs that are not observable for the asset or liability allowing the use of internal models and techniques.

For financial instruments measured at fair value on a recurring basis, including derivatives, that are not traded in active markets, the fair value is calculated by using valuation techniques based on assumptions, that consider market information and conditions. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument.

The main assumptions considered to estimate the fair value are: historical data base, information on similar transactions, discount rate and estimate of future cash flows.

The main judgments applied in the calculation of the fair value of more complex financial instruments, or those that are not negotiated in active markets or do not have liquidity, are: determining the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount or price quoted for financial instruments that are not actively traded.

The application of these judgments may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING CONSOLIDATED believes that all the methods used are appropriate and consistent with other market participants.

The fair value of financial instruments as well as the hierarchy of fair value are detailed in Note 17.

### IX - Provision for loan losses

The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which include the following:

- Provisions are recorded from the date on which loans are granted, based on the customer's risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default.

- Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months.

The analysis of the provision for loan losses from the operations granted by ITAÚ UNIBANCO HOLDING CONSOLIDATED is conducted based on the assessment of the default classification (Ratings AA-H), on an individual or collective basis. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients' credit condition or from temporary adjustments resulting from new situations or circumstances that have not yet been reflected in modeling. In addition to the default classification the following aspects are also considered:

- 12-month horizon, using base macroeconomic scenarios, i.e., with no weighting.
- Highest risk classification according to the operation, client, default, renegotiation, among others.

**X - Allowance for financial guarantees provided**

Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period.

**XI - Other assets**

Other assets are composed of Other non-financial assets, Assets held for sale, Uneamed reinsurance premiums and Prepaid expenses.

Other non-financial assets comprise, mainly, encrypted digital assets that can be used as a means of exchange or value reserve and are acquired for trading. Recognition and measurement are carried at fair value. Subsequent appreciation and depreciation are recognized in income for the period.

Assets Held for Sale are registered upon their receipt in the settlement of financial assets or by the decision to sell own assets. These assets are initially accounted for at the lower of: (i) the fair value of the good less the estimated selling costs (ii) their book value.

ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgment when assessing the fair value of the asset, either upon the initial recognition or in the subsequent measurement, considering, when applicable, evaluation reports and the likelihood of definitive hindrance to sale.

**XII - Investments in associates and joint ventures**

Associates are companies in which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, mainly represented by participation in the Board of Directors or Executive Board, and in the processes of development of operating and financial policies, including the distribution of dividends, provided that they are not considered rights to protect minority interest.

Joint ventures are arrangements in which the parties are entitled to the net assets of the business, which is jointly controlled, this is, decisions about the business are made unanimously between the parties, regardless their percentage of interest.

Investments in associates and joint ventures include goodwill identified in the acquisition, net of any accumulated impairment loss. They are recognized at acquisition cost and are accounted for under the equity method.

**XIII - Fixed assets**

Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets.

ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes in fixed assets expenses that increase (i) productivity, (ii) efficiency or (iii) the useful life of the asset for more than one fiscal year.

The main judgements are about the definition of the residual values and useful life of assets.

**XIV - Goodwill and Intangible assets**

Goodwill is generated in business combinations and acquisitions of ownership interests in associates and joint ventures. It represents the future economic benefits expected from the transaction that are neither individually identified nor separately recognized, being amortized based on the expected future profitability.

Intangible assets are immaterial goods acquired or internally developed, they include the Association for the promotion and offer of financial products and services, softwares and rights for acquisition of payrolls.

Intangible assets are measured at amortized cost after initial recognition and amortized using the straight-line method over their estimated useful lives.

**XV - Impairment of non-financial assets**

The recoverable amount of investments in associates and joint ventures, right-of-use assets, fixed assets, goodwill and intangible assets is assessed semiannually or when there is an indication of loss. The assessment is conducted individually by asset class whenever possible or by cash-generating unit (CGU).

To assess the recoverable amount, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers the materiality of the assets, except for goodwill, which is evaluated regardless of its amount. The main internal and external indications which can impact the recoverable amount are: business strategies established by management; obsolescence and/or disuse of software/hardware; and the macroeconomic, market and regulatory scenario.

Depending on the asset class, the recoverable amount is estimated using especially the methodologies: Discounted Cash Flow, Multiple and Dividend Flow, using a discount rate that in general reflects financial and economic variables, such as risk-free interest rate and a risk premium.

The assessment of recoverable amount reflects the Management's best estimate for the expected future cash flows from individual assets or CGU, as the case may be.

The main judgments exercised in the assessment of recoverable amount of non-financial assets are: the choice of the most appropriate methodology, the discount rate and assumptions for cash inflows and outflows.

**XVI - Insurance, private pension and premium bonds operations**

Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured's will, which may cause economic loss when it occurs.

Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire.

Private pension plans refer to contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts.

Insurance premiums are accounted for over the term of the contracts in proportion to the amount of the insurance coverage, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions and the respective technical provisions are recognized upon receipt. The revenue arising from premium bonds quotas and raffles is recognized upon receipt, and the quota of carry after meeting the consideration.

ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes, if any evidence of impairment losses with respect to receivables for insurance premiums, a sufficient provision to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue.

**Reinsurance:** in the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that it determines to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance.

ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises its judgment in assessing the recoverable amount of reinsurance receivables, based on its experience and reinsurers' rating.

**Technical provisions:** are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

The estimates for these assumptions are based on macroeconomic projections and the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability.

**Liability adequacy test:** ITAÚ UNIBANCO HOLDING CONSOLIDATED tests, semianually, liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts and private pension plans in force on the test base date.

Should the analysis show insufficiency, it will be accounted for in income for the period when arising from changes in the non-financial risk of insurance and in other comprehensive income, when arising from changes in the interest rate (ETTJ).

**XVII - Provisions, contingent assets and contingent liabilities**

Provisions and contingent liabilities are assessed based on the Management's best estimates considering the opinion of legal advisors. The accounting treatment of provisions and contingent liabilities depends on the likelihood of disbursing funds to settle obligations:

- Probable: a provision is recognized.
- Possible: no provision is recognized, and contingent liabilities are disclosed in the Financial Statements.
- Remote: no provision is recognized, and contingent liabilities are not disclosed in the Financial Statements.

Provisions and contingent liabilities are estimated in a mass or individualized basis:

- **Mass Lawsuits:** civil lawsuits and labor claims with similar characteristics, whose individual amounts are not relevant. The expected amount of the loss is estimated on a monthly basis, according to statistical model. Civil and labor provision and contingencies are adjusted to the amount of the performance guarantee deposit when it is made. For civil lawsuits, their nature, and characteristics of the court in which they are being processed (Small Claims Court or Ordinary Court) is observed. For labor claims, the estimated amount is reassessed considering the court decisions rendered.

- **Individual Lawsuits:** civil lawsuits, labor claims, tax claims and social security lawsuits with peculiar characteristics or relevant amounts. For civil lawsuits and labor claims, the expected amount of the loss is periodically estimated, as the case may be, based on the determination of the amount claimed and the particularities of the lawsuits. The likelihood of loss is assessed according to the characteristics of facts and points of law regarding that lawsuit. Tax and social security lawsuits are assessed individually and are accounted for at the amount due.

Assets pledged as guarantees of civil lawsuits, labor claims, tax claims and social security lawsuits should be conducted in court and are retained until a definitive court decision is made. Cash deposits, surety insurance, sureties and government securities are offered, and in case of unfavorable decision, the amount is paid to the counterparty. The amount of judicial deposits is updated in accordance with the regulations in force.

Civil, labor, tax, and social security provisions, guaranteed by indemnity clauses in privatization and other procedures, in which there is liquidity, are recognized upon judicial notice, simultaneously with amounts receivable, not having effect on income.

The main judgments exercised in the measurement of provisions and contingencies are: assessment of the probability of loss; aggregation of mass lawsuits; selection of the statistical model for loss assessment; and estimated provisions amount.

Information on provisions and contingencies for legal proceedings are detailed in Note 9.

**XVIII - Income tax and social contribution**

The provision for income tax and social contribution is composed for current taxes, which are recovered or paid during the reporting period, and deferred taxes, represented by deferred tax assets and liabilities, arising from the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period.

Deferred tax assets may arise from: temporary differences, which may be deductible in future periods; and income tax losses and social contribution tax loss on net income, which may be offset in the future.

The expected realization of deferred tax assets is estimated based on the projection of future taxable profits and other technical studies, observing the history of profitability for each subsidiary and for the consolidated taken as whole.

The main assumptions considered in the projections of future taxable income are: macroeconomic variables, exchange rates, interest rates, volume of financial operations, service fees, internal business information, among others, which may present variations in relation to actual data and amounts.

The main judgments that ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises in recognition of deferred tax assets and liabilities are: identification of deductible and taxable temporary differences in future periods; and evaluation of the likelihood of the existence of future taxable profit against which the deferred tax assets may be used, considering the history of taxable income or income in at least three of the last five fiscal years.

The income tax and social contribution expense is recognized in the Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Other Comprehensive Income, which will be recognized in income upon realization of the gain/loss on the instruments.

Changes in tax legislation and rates are recognized in the period in which they are enacted.

Tax rates, as well as their calculation bases, are detailed in Note 11.

**XIX - Post-employment benefits**

ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors post-employment benefit plans for employees in Defined Benefit, Defined Contribution and Variable Contribution modalities.

The present value of obligations, net of fair value of assets, is recognized in the actuarial liabilities according to the characteristics of the plan and actuarial estimates. When the fair value of the plan assets exceeds the present value of obligations, an asset is recognized, limited to the rights of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Actuarial estimates are based on assumptions of the following nature: (i) demographic: mainly the mortality table; and (ii) financial: the most relevant ones are the projection of inflation and the discount rate used to determine the present value of the obligations that considers the yields of government securities and the maturity of respective obligations.

Annual remeasurements of the plans are recognized under Stockholders' Equity, in Other Comprehensive Income.

The main judgments exercised in calculating the obligation of post-employment benefit plans are: selection of the mortality table and the discount rate.

**XX - Commissions and banking fees**

Commissions and Banking Fees are recognized when ITAÚ UNIBANCO HOLDING CONSOLIDATED provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to collect in exchange for those services. Incremental costs, when material, are recognized in assets and appropriated in income according to the expected term of the contract.

Service revenues related to credit cards, debit, current account, economic, financial and brokerage advisory are recognized when said services are provided.

Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided.

ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgment to identify whether the performance obligation is satisfied over the life of the contract or at the time the service is provided.

## Note 3 - Business development

### Banco Itaú Chile

ITAÚ UNIBANCO HOLDING began controlling Banco Itaú Chile (ITAÚ CHILE) on April 1st, 2016, after the execution of a shareholders' agreement with Corp Group. In July 2022, the shareholders' agreement was fully terminated and ITAÚ UNIBANCO HOLDING, after a series of corporate events, now holds 65.62% of ITAÚ CHILE's capital.

During 2023, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired a total of 3,707,104 shares and 554,650 ADS (equivalent to 184,883 shares), including through the voluntary offering for the acquisition of shares, for the total amount of R$ 193 (CLP 33,012 million), then holding 67.42% of ITAÚ CHILE's capital.

### Acquisition of Ideal Holding Financeira S.A.

On January 13, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Corretora de Valores S.A., entered into a purchase and sale agreement of up to 100% of capital of Ideal Holding Financeira S.A. (IDEAL). The purchase will be carried out in two phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 50.1% of IDEAL's total voting capital for R$ 700, starting to hold control of the company. In the second phase, after five years, ITAÚ UNIBANCO HOLDING may exercise the right to purchase the remaining ownership interest, in order to reach 100% of IDEAL's capital.

IDEAL is a 100% digital broker and currently offers electronic trading and DMA (direct market access) solutions, within a flexible and cloud-based platform.

The management and development of IDEAL's business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, according to the terms and conditions of the Shareholders' Agreement for this transaction and ITAÚ UNIBANCO HOLDING will not have exclusivity in the provision of services.

The effective acquisitions and financial settlements occured on March 31, 2023, after the required regulatory approvals are received.

**Zup I.T. Serviços em Tecnologia e Inovação S.A.**

On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard Instituição de Pagamento S.A. (REDE), entered into a purchase and sale agreement for 100% of Zup I.T. Serviços em Tecnologia e Inovação S.A.'s (ZUP) capital in three phases, and the first phase, was performed in March 2020, granted control to ITAÚ UNIBANCO HOLDING.

In 2023, ITAÚ UNIBANCO HOLDING increased its ownership interest by 20.57% (2,228,342 shares) for the amount of R$ 199, then holding 72.51%.

In 2024, there was a dilution of 1.32% (issuance of 200,628 new shares) in the ownership interest of ITAÚ UNIBANCO HOLDING and the completion of the third stage, with the acquisition of the remaining ownership interest of 28.81% (3,178,623 shares) in the ZUP's capital for the amount of R$ 312.

The effective acquisitions occurred on May 31, 2023, June 14, 2023 and March 28, 2024.

**Totvs Techfin S.A.**

On April 12, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., with TOTVS S.A. (TOTVS) entered into an agreement for the organization of a joint venture, called Totvs Techfin S.A. (TECHFIN), which combined technology and financial solutions, adding the supplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS.

TOTVS contributed with assets of its current TECHFIN operation to a company of which ITAÚ UNIBANCO HOLDING became a partner with a 50% ownership interest in capital, and each partner may appoint half of the members of the Board of Directors and the Executive Board. For the ownership interest, ITAÚ UNIBANCO HOLDING paid TOTVS the amount of R$ 610 and, as a complementary price (earn-out), it will pay up to R$ 450 after five years upon achievement of goals aligned with the growth and performance purposes. Additionally, ITAÚ UNIBANCO HOLDING will contribute the funding commitment for current and future operations, credit expertise and development of new products at TECHFIN.

The effective acquisition and financial settlement occurred on July 31, 2023, after the required regulatory approvals.

**Banco Itaú Argentina S.A.**

After obtaining the authorization of the Central Bank of the Argentine Republic on November 2, 2023, ITAÚ UNIBANCO HOLDING, through Itaú Unibanco S.A., consummated the operation for disposing of the totality of their shares held in Banco Itaú Argentina S.A. and its controlled companies to Banco Macro S.A.

On November 3, 2023, ITAÚ UNIBANCO HOLDING received from Banco Macro S.A., for the completion of the transaction, the approximate amount of R$ 253 (US$ 50 million), thus generating an impact on the result of the third quarter of 2023 of R$ (1,212).

**Avenue Holding Cayman Ltd**

On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired 35% of AVENUE's capital, which became a joint venture, for approximately R$ 563. In the second phase, after two years, ITAÚ UNIBANCO HOLDING will acquire additional ownership interest of 15.1%, then holding control with 50.1% of AVENUE's capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest.

AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market.

Regulatory approvals were completed on October 31, 2023, and the process for the acquisition and financial settlement occurred on November 30, 2023.

## Note 4 - Interbank investments

The accounting policy on interbank investments is presented in Note 2b IV.

| | 06/30/2024 | | | | | | 12/31/2023 | |
|---|---|---|---|---|---|---|---|---|
| | 0 - 30 | 31 - 180 | 181 - 365 | Over 365 days | Total | % | Total | % |
| **Money market** | **197,992** | **43,756** | **-** | **448** | **242,196** | **79.7%** | **233,812** | **81.4%** |
| Collateral held | 83,537 | 2,756 | - | 448 | 86,741 | 28.5% | 67,722 | 23.6% |
| Collateral repledge | 105,358 | 10,118 | - | - | 115,476 | 38.0% | 133,189 | 46.3% |
| Assets received as collateral with right to sell or repledge | 4,837 | 9,498 | - | - | 14,335 | 4.7% | 4,237 | 1.5% |
| Assets received as collateral without right to sell or repledge | 100,521 | 620 | - | - | 101,141 | 33.3% | 128,952 | 44.8% |
| Short position | 9,097 | 30,882 | - | - | 39,979 | 13.2% | 32,901 | 11.5% |
| **Money market and Interbank deposits – assets guaranteeing technical provisions** | **2,735** | **-** | **-** | **-** | **2,735** | **0.9%** | **2,177** | **0.8%** |
| **Interbank deposits** | **38,712** | **5,959** | **5,347** | **8,887** | **58,905** | **19.4%** | **50,991** | **17.8%** |
| **Total** | **239,439** | **49,715** | **5,347** | **9,335** | **303,836** | **100.0%** | **286,980** | **100.0%** |
| % per maturity date | 78.8% | 16.3% | 1.8% | 3.1% | 100.0% | | | |
| **Total 12/31/2023** | **233,545** | **36,139** | **10,072** | **7,224** | **286,980** | | | |
| % per maturity date | 81.4% | 12.6% | 3.5% | 2.5% | 100.0% | | | |

In the total portfolio, includes a securities valuation allowance in the amount of R$ (18) (R$ (11) at 12/31/2023).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Collateral held amounting to R$ 11,508 (R$ 24,965 at 12/31/2023) with maturity up to 30 days and R$ 105 (R$ 0 at 12/31/2023) with maturity from 31 to 180 days, Money market – Collateral repledge amounting to R$ 0 (R$ 391 at 12/31/2023) with maturity from 31 to 180 days, R$ 191 (R$ 0 at 12/31/2023) with maturity from 181 to 365 days and R$ 865 (R$ 1,043 at 12/31/2023) with maturity over 365 days, Interbank deposits amounting to R$ 0 (R$ 286 at 12/31/2023) with maturity from 31 to 180 days, R$ 3,163 (R$ 0 at 12/31/2023) with maturity from 181 to 365 days and R$ 22,175 (R$ 22,070 at 12/31/2023) with maturity over 365 days.

## Note 5 - Securities and derivative financial instruments (assets and liabilities)

The accounting policies on securities, derivatives and use of hedge accounting is presented in Notes 2b V, 2b VI.

### a) Summary per maturity

| | 06/30/2024 | | | | | | | | | | | 12/31/2023 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Cost | Adjustment to fair value reflected in: Income | Adjustment to fair value reflected in: Stockholders' equity | Fair value | % | 0 - 30 | 31 - 90 | 91 - 180 | 181 - 365 | 366 - 720 | Over 720 days | Fair value |
| **Government securities - Brazil** | **416,981** | **(2,175)** | **(1,991)** | **412,815** | **37.9%** | **11,118** | **45,814** | **856** | **63,503** | **74,915** | **216,609** | **375,579** |
| Financial treasury bills | 77,115 | (1) | 19 | 77,133 | 7.1% | - | 937 | - | 301 | 7,431 | 68,464 | 36,689 |
| National treasury bills | 121,575 | (1,041) | (465) | 120,069 | 11.0% | 11,107 | - | 770 | 11,955 | 59,908 | 36,329 | 155,695 |
| National treasury notes | 166,888 | (1,087) | (1,368) | 164,433 | 15.1% | 11 | 44,877 | 86 | 31,299 | 286 | 87,874 | 132,848 |
| National treasury / Securitization | 58 | - | 19 | 77 | - | - | - | - | - | - | 77 | 90 |
| Brazilian external debt bonds | 51,345 | (46) | (196) | 51,103 | 4.7% | - | - | - | 19,948 | 7,290 | 23,865 | 50,257 |
| **Government securities - Latin America** | **56,910** | **(1)** | **(80)** | **56,829** | **5.2%** | **11,515** | **5,959** | **15,133** | **6,420** | **939** | **16,863** | **54,319** |
| **Government securities - Abroad** | **41,131** | **9** | **(180)** | **40,960** | **3.8%** | **3,204** | **3,972** | **7,089** | **5,184** | **11,519** | **9,992** | **35,176** |
| **Corporate securities** | **246,860** | **(159)** | **(5,148)** | **241,553** | **22.1%** | **33,743** | **7,176** | **8,381** | **17,143** | **28,111** | **146,999** | **209,536** |
| Shares | 28,366 | 47 | (2,579) | 25,834 | 2.4% | 25,834 | - | - | - | - | - | 23,371 |
| Rural product note | 54,572 | (7) | (398) | 54,167 | 5.0% | 2,515 | 4,335 | 5,706 | 10,243 | 5,656 | 25,712 | 42,386 |
| Bank deposit certificates | 99 | - | 1 | 100 | - | 10 | 24 | 23 | 3 | 4 | 36 | 74 |
| Real estate receivables certificates | 8,177 | (20) | (142) | 8,015 | 0.7% | 25 | 1 | 190 | 880 | 446 | 6,473 | 6,938 |
| **Fund quotas** | **17,842** | **(37)** | - | **17,805** | **1.6%** | **3,741** | **28** | **613** | **1,429** | **5,419** | **6,575** | **15,293** |
| Credit rights | 14,319 | - | - | 14,319 | 1.3% | 255 | 28 | 613 | 1,429 | 5,419 | 6,575 | 12,694 |
| Fixed income | 3,002 | (31) | - | 2,971 | 0.3% | 2,971 | - | - | - | - | - | 1,855 |
| Variable income | 521 | (6) | - | 515 | - | 515 | - | - | - | - | - | 744 |
| Debentures | 112,707 | (215) | (1,809) | 110,683 | 10.1% | 1,489 | 912 | 777 | 2,032 | 11,579 | 93,894 | 98,144 |
| Eurobonds and other | 7,511 | (14) | (92) | 7,405 | 0.7% | 56 | 680 | 118 | 879 | 1,042 | 4,630 | 7,005 |
| Financial bills | 1,495 | 7 | - | 1,502 | 0.1% | 3 | 17 | 166 | 178 | 286 | 852 | 2,887 |
| Promissory and commercial notes | 12,730 | (4) | (40) | 12,686 | 1.2% | 14 | 781 | 641 | 1,274 | 3,372 | 6,604 | 11,102 |
| Other | 3,361 | 84 | (89) | 3,356 | 0.3% | 56 | 398 | 147 | 225 | 307 | 2,223 | 2,336 |
| **PGBL / VGBL fund quotas [(1)]** | **269,543** | - | - | **269,543** | **24.6%** | **269,543** | - | - | - | - | - | **253,286** |
| **Subtotal - securities** | **1,031,425** | **(2,326)** | **(7,399)** | **1,021,700** | **93.6%** | **329,123** | **62,921** | **31,459** | **92,250** | **115,484** | **390,463** | **927,896** |
| Trading securities | 527,616 | (2,326) | - | 525,290 | 48.1% | 278,004 | 38,309 | 1,200 | 32,024 | 37,571 | 138,182 | 485,475 |
| Available for sale securities | 324,787 | - | (7,399) | 317,388 | 29.1% | 34,205 | 19,296 | 27,667 | 32,614 | 26,656 | 176,950 | 263,853 |
| Held to maturity securities | 179,022 | - | - | 179,022 | 16.4% | 16,914 | 5,316 | 2,592 | 27,612 | 51,257 | 75,331 | 178,568 |
| **Derivative financial instruments** | **45,060** | **25,320** | - | **70,380** | **6.4%** | **12,860** | **5,176** | **6,045** | **10,103** | **7,442** | **28,754** | **56,383** |
| **Total securities and derivative financial instruments (assets)** | **1,076,485** | **22,994** | **(7,399)** | **1,092,080** | **100.0%** | **341,983** | **68,097** | **37,504** | **102,353** | **122,926** | **419,217** | **984,279** |
| **Derivative financial instruments (liabilities)** | (48,851) | (19,504) | - | (68,355) | 100.0% | (9,683) | (4,222) | (9,424) | (9,722) | (7,962) | (27,342) | (53,495) |

1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to liabilities in Pension Plan Technical Provisions account (Note 8a).

In Held to maturity securities, there is unrecorded adjustment to fair value in the amount of R$ (4,210) (R$ (1,086) at 12/31/2023), according to Note 5e.

During the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized impairment of R$ (270) (R$ (132) from 01/01 to 06/30/2023) of Financial assets available for sale. The income related to securities, derivative financial instruments and other totaled R$ (42) (R$ 337 from 01/01 to 06/30/2023).

## b) Summary by portfolio

| | 06/30/2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | Restricted to | | | | | | |
| | Own portfolio | Repurchase agreements | Free portfolio | Pledged guarantees [1] | Central Bank | Derivative financial instruments | Assets guaranteeing technical provisions Note 8b | Total |
| **Government securities - Brazil** | **133,585** | **194,969** | **46,214** | **19,548** | **2,798** | - | **15,701** | **412,815** |
| Financial treasury bills | 21,842 | 43,759 | - | 8,980 | - | - | 2,552 | 77,133 |
| National treasury bills | 35,830 | 70,686 | - | 10,568 | 2,798 | - | 187 | 120,069 |
| National treasury notes | 70,389 | 80,524 | 558 | - | - | - | 12,962 | 164,433 |
| National treasury / Securitization | 77 | - | - | - | - | - | - | 77 |
| Brazilian external debt bonds | 5,447 | - | 45,656 | - | - | - | - | 51,103 |
| **Government securities - Latin America** | **40,236** | **4,922** | **3,770** | **7,850** | - | - | **51** | **56,829** |
| **Government securities - Abroad** | **27,144** | - | - | **13,816** | - | - | - | **40,960** |
| **Corporate securities** | **186,744** | **33,306** | **628** | **18,102** | - | - | **2,773** | **241,553** |
| Shares | 25,068 | - | - | 465 | - | - | 301 | 25,834 |
| Rural product note | 54,167 | - | - | - | - | - | - | 54,167 |
| Bank deposit certificates | 46 | - | - | - | - | - | 54 | 100 |
| Real estate receivables certificates | 8,012 | - | - | - | - | - | 3 | 8,015 |
| **Fund quotas** | **17,222** | - | - | **120** | - | - | **463** | **17,805** |
| Credit rights | 14,067 | - | - | - | - | - | 252 | 14,319 |
| Fixed income | 2,640 | - | - | 120 | - | - | 211 | 2,971 |
| Variable income | 515 | - | - | - | - | - | - | 515 |
| Debentures | 62,783 | 33,301 | - | 13,445 | - | - | 1,154 | 110,683 |
| Eurobonds and other | 6,745 | 5 | 628 | - | - | - | 27 | 7,405 |
| Financial bills | 904 | - | - | - | - | - | 598 | 1,502 |
| Promissory and commercial notes | 8,455 | - | - | 4,072 | - | - | 159 | 12,686 |
| Other | 3,342 | - | - | - | - | - | 14 | 3,356 |
| **PGBL / VGBL fund quotas** | - | - | - | - | - | - | **269,543** | **269,543** |
| **Subtotal - securities** | **387,709** | **233,197** | **50,612** | **59,316** | **2,798** | - | **288,068** | **1,021,700** |
| Trading securities | 106,426 | 138,084 | 4,414 | 1,582 | - | - | 274,784 | 525,290 |
| Available for sale securities | 208,232 | 54,701 | 8,660 | 38,910 | - | - | 6,885 | 317,388 |
| Held to maturity securities | 73,051 | 40,412 | 37,538 | 18,824 | 2,798 | - | 6,399 | 179,022 |
| **Derivative financial instruments** | - | - | - | - | - | **70,380** | - | 70,380 |
| **Total securities and derivative financial instruments (assets)** | **387,709** | **233,197** | **50,612** | **59,316** | **2,798** | **70,380** | **288,068** | **1,092,080** |
| **Total securities and derivative financial instruments (assets) 12/31/2023** | **361,639** | **182,290** | **47,730** | **59,806** | **4,079** | **56,383** | **272,352** | **984,279** |

1) Represent securities linked to prepaid account balances, Post-Employment Benefits (Note 19b), Stock Exchanges and the Clearing Houses.

## c) Trading securities

| | 06/30/2024 | | | | | | | | | | 12/31/2023 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Cost | Adjustment to fair value (in income) | Fair value | % | 0 - 30 | 31 - 90 | 91 - 180 | 181 - 365 | 366 - 720 | Over 720 days | Fair value |
| **Government securities - Brazil** | **222,548** | **(2,175)** | **220,373** | **42.1%** | **2,171** | **37,882** | **208** | **29,774** | **30,937** | **119,401** | **195,289** |
| Financial treasury bills | 35,752 | (1) | 35,751 | 6.8% | - | 935 | - | 301 | 4,138 | 30,377 | 12,244 |
| National treasury bills | 54,891 | (1,041) | 53,850 | 10.3% | 2,161 | - | 121 | 1,128 | 26,482 | 23,958 | 79,221 |
| National treasury notes | 125,951 | (1,087) | 124,864 | 23.9% | 10 | 36,947 | 87 | 26,452 | 287 | 61,081 | 100,961 |
| Brazilian external debt bonds | 5,954 | (46) | 5,908 | 1.1% | - | - | - | 1,893 | 30 | 3,985 | 2,863 |
| **Government securities - Latin America** | **3,709** | **(1)** | **3,708** | **0.7%** | **171** | **98** | **106** | **344** | **68** | **2,921** | **2,920** |
| **Government securities - Abroad** | **270** | **9** | **279** | **0.1%** | **279** | - | - | - | - | - | **1,052** |
| **Corporate securities** | **31,546** | **(159)** | **31,387** | **5.8%** | **5,840** | **329** | **886** | **1,906** | **6,566** | **15,860** | **32,928** |
| Shares | 2,034 | 47 | 2,081 | 0.4% | 2,081 | - | - | - | - | - | 3,878 |
| Rural product note | 188 | (7) | 181 | - | - | - | - | - | - | 181 | 146 |
| Bank deposit certificates | 22 | - | 22 | - | 11 | 10 | - | 1 | - | - | 30 |
| Real estate receivables certificates | 935 | (20) | 915 | 0.2% | - | - | - | 2 | 8 | 905 | 1,250 |
| **Fund quotas** | **17,824** | **(37)** | **17,787** | **3.4%** | **3,723** | **28** | **613** | **1,429** | **5,419** | **6,575** | **15,275** |
| Credit rights | 14,319 | - | 14,319 | 2.7% | 255 | 28 | 613 | 1,429 | 5,419 | 6,575 | 12,694 |
| Fixed income | 2,984 | (31) | 2,953 | 0.6% | 2,953 | - | - | - | - | - | 1,837 |
| Variable income | 521 | (6) | 515 | 0.1% | 515 | - | - | - | - | - | 744 |
| Debentures | 6,763 | (215) | 6,548 | 1.2% | 22 | 11 | 11 | 20 | 345 | 6,139 | 6,172 |
| Eurobonds and other | 1,781 | (14) | 1,767 | 0.3% | - | 3 | - | 153 | 599 | 1,012 | 2,525 |
| Financial bills | 1,238 | 7 | 1,245 | 0.2% | 3 | 17 | 83 | 178 | 118 | 846 | 2,541 |
| Promissory and commercial notes | 163 | (4) | 159 | - | - | 5 | 32 | 19 | 38 | 65 | 435 |
| Other | 598 | 84 | 682 | 0.1% | - | 255 | 147 | 104 | 39 | 137 | 676 |
| **PGBL / VGBL fund quotas** | **269,543** | - | **269,543** | **51.3%** | **269,543** | - | - | - | - | - | **253,286** |
| **Total** | **527,616** | **(2,326)** | **525,290** | **100.0%** | **278,004** | **38,309** | **1,200** | **32,024** | **37,571** | **138,182** | **485,475** |
| % per maturity date | | | | | 52.9% | 7.3% | 0.2% | 6.1% | 7.2% | 26.3% | |
| **Total 12/31/2023** | **484,002** | **1,473** | **485,475** | **100.0%** | **275,696** | **2,346** | **5,662** | **30,718** | **63,958** | **107,095** | |
| % per maturity date | | | | | 56.7% | 0.5% | 1.2% | 6.3% | 13.2% | 22.1% | |

## d) Available for sale securities

| | 06/30/2024 | | | | | | | | | | 12/31/2023 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Cost | Adjustments to fair value (in stockholders' equity) | Fair value | % | 0 - 30 | 31 - 90 | 91 - 180 | 181 - 365 | 366 - 720 | Over 720 days | Fair value |
| **Government securities - Brazil** | **98,370** | **(1,991)** | **96,379** | **30.3%** | **1,248** | **7,931** | **650** | **10,008** | **8,164** | **68,378** | **72,509** |
| Financial treasury bills | 41,363 | 19 | 41,382 | 13.0% | - | 2 | - | - | 3,294 | 38,086 | 24,445 |
| National treasury bills | 21,468 | (465) | 21,003 | 6.6% | 1,248 | - | 650 | 5,143 | 4,593 | 9,369 | 19,177 |
| National treasury notes | 28,823 | (1,368) | 27,455 | 8.7% | - | 7,929 | - | 2,757 | - | 16,769 | 21,325 |
| National treasury / Securitization | 58 | 19 | 77 | - | - | - | - | - | - | 77 | 90 |
| Brazilian external debt bonds | 6,658 | (196) | 6,462 | 2.0% | - | - | - | 2,108 | 277 | 4,077 | 7,472 |
| **Government securities - Latin America** | **39,669** | **(80)** | **39,589** | **12.5%** | **4,804** | **2,912** | **14,908** | **5,276** | **872** | **10,817** | **36,694** |
| **Government securities - Abroad** | **17,032** | **(180)** | **16,852** | **5.3%** | **1,176** | **2,022** | **4,806** | **3,778** | **1,160** | **3,910** | **13,626** |
| **Corporate securities** | **169,716** | **(5,148)** | **164,568** | **51.9%** | **26,977** | **6,431** | **7,303** | **13,552** | **16,460** | **93,845** | **141,024** |
| Shares | 26,332 | (2,579) | 23,753 | 7.5% | 23,753 | - | - | - | - | - | 19,493 |
| Rural product note | 54,384 | (398) | 53,986 | 17.0% | 2,515 | 4,336 | 5,706 | 10,243 | 5,656 | 25,530 | 42,240 |
| Bank deposit certificates | 77 | 1 | 78 | - | - | 14 | 23 | 1 | 4 | 36 | 44 |
| Real estate receivables certificates | 4,874 | (142) | 4,732 | 1.5% | - | - | - | - | 142 | 4,590 | 3,148 |
| Fund quotas of fixed income | 18 | - | 18 | - | 18 | - | - | - | - | - | 18 |
| Debentures | 62,927 | (1,809) | 61,118 | 19.3% | 621 | 626 | 766 | 1,213 | 6,447 | 51,445 | 59,252 |
| Eurobonds and other | 5,723 | (92) | 5,631 | 1.8% | 56 | 677 | 118 | 728 | 442 | 3,610 | 4,410 |
| Financial bills | 257 | - | 257 | 0.1% | - | - | 81 | - | 169 | 7 | 346 |
| Promissory and commercial notes | 12,567 | (40) | 12,527 | 3.9% | 14 | 776 | 609 | 1,255 | 3,333 | 6,540 | 10,667 |
| Other | 2,557 | (89) | 2,468 | 0.8% | - | 2 | - | 112 | 267 | 2,087 | 1,406 |
| **Total** | **324,787** | **(7,399)** | **317,388** | **100.0%** | **34,205** | **19,296** | **27,667** | **32,614** | **26,656** | **176,950** | **263,853** |
| % per maturity date | | | | | 10.8% | 6.1% | 8.7% | 10.3% | 8.4% | 55.7% | |
| **Total 12/31/2023** | **266,676** | **(2,823)** | **263,853** | **100.0%** | **34,439** | **11,237** | **17,873** | **26,346** | **31,683** | **142,275** | |
| % per maturity date | | | | | 13.1% | 4.3% | 6.8% | 10.0% | 12.0% | 53.8% | |

In order to reflect Ihe current risk management strategy, in Ihe period ended at 06/30/2024, ITAÚ UNIBANCO HOLDING CONSOLIDATED changed the classification of Debentures in the amount R$ 9, before classified as Trading securities and Eurobonds in the amount R$ 82, before classified as Held to maturity securities.

At 06/30/2024, ITAÚ UNIBANCO HOLDING's portfolio comprises Share in the amount of R$ 2 (R$ 2 at 12/31/2023) with maturity from 0 to 30 days and Financial bills in the amount of R$ 4,947 (R$ 3,024 at 12/31/2023) with maturity over 365 days.

## e) Held to maturity securities

See below the composition of the portfolio of Held to maturity securities by type, stated at cost and by maturity term. The cost includes an added/(reduced) value of R$ (630) (R$ (578) at 12/31/2023) referring to the adjustment to fair value of securities reclassified from Available for sale to held to maturity.

| | 06/30/2024 | | | | | | | | | 12/31/2023 | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Cost | % | 0 - 30 | 31 - 90 | 91 - 180 | 181 - 365 | 366 - 720 | Over 720 days | Fair value | Cost | Fair value |
| **Government securities - Brazil** | **96,063** | **53.7%** | **7,698** | - | - | **23,720** | **35,816** | **28,829** | **94,259** | **107,781** | **107,982** |
| National treasury bills | 45,216 | 25.3% | 7,698 | - | - | 5,684 | 28,833 | 3,001 | 45,080 | 57,297 | 58,026 |
| National treasury notes | 12,114 | 6.8% | - | - | - | 2,090 | - | 10,024 | 12,127 | 10,562 | 11,178 |
| Brazilian external debt bonds | 38,733 | 21.6% | - | - | - | 15,946 | 6,983 | 15,804 | 37,052 | 39,922 | 38,778 |
| **Government securities - Latin America** | **13,532** | **7.6%** | **6,539** | **2,949** | **119** | **800** | - | **3,125** | **13,502** | **14,705** | **14,634** |
| **Government securities - abroad** | **23,829** | **13.3%** | **1,749** | **1,950** | **2,284** | **1,406** | **10,358** | **6,082** | **23,187** | **20,498** | **20,440** |
| **Corporate securities** | **45,598** | **25.4%** | **928** | **417** | **189** | **1,686** | **5,083** | **37,295** | **43,864** | **35,584** | **34,426** |
| Real estate receivables certificates | 2,368 | 1.3% | 25 | 2 | 189 | 878 | 297 | 977 | 1,979 | 2,540 | 2,355 |
| Debentures | 43,017 | 24.0% | 847 | 274 | - | 799 | 4,786 | 36,311 | 41,672 | 32,720 | 31,743 |
| Eurobonds and other | 7 | - | - | - | - | - | - | 7 | 7 | 70 | 74 |
| Other | 206 | 0.1% | 56 | 141 | - | 9 | - | - | 206 | 254 | 254 |
| **Total** | **179,022** | **100.0%** | **16,914** | **5,316** | **2,592** | **27,612** | **51,257** | **75,331** | **174,812** | **178,568** | **177,482** |
| % per maturity date | | | 9.4% | 3.0% | 1.4% | 15.4% | 28.6% | 42.2% | | | |
| **Total - 12/31/2023** | **178,568** | **100.0%** | **21,820** | **2,521** | **16,553** | **16,296** | **47,230** | **74,148** | **177,482** | | |
| % per maturity date | | | 12.2% | 1.4% | 9.3% | 9.1% | 26.4% | 41.6% | | | |

In order to reflect lhe current risk management strategy, in lhe period ended at 06/30/2024, ITAÚ UNIBANCO HOLDING CONSOLIDATED changed the classification of Debentures in the amount R$ 13,115, before classified as Available for sale securities and disposed of R$ 3,634 in Government securities - Brazil and R$ 2,189 in Government securities - Latin America, classified as Held to maturity securities, with effect on te result of R$ 51 and R$ (47), respectively.

**f) Derivative financial instruments**

ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivative financial instruments with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure.

**Futures** – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) on a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments.

**Forwards** – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash.

**Swaps** – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between two specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts.

**Options** – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices.

**Credit Derivatives** – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative.

ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk.

CDS (Credit Default Swap) is a credit derivative in which, upon a default related to the reference entity, the buyer of protection is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity's debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract.

TRS (Total Return Swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 17,486 (R$ 16,686 at 12/31/2023) and was basically composed of government securities.

Further information on parameters used to manage risks may be found in Note 21 - Risk, Capital Management and Fixed Asset Limits.

## I - Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated at cost, fair value and maturity date.

| | 06/30/2024 | | | | | | | | | | 12/31/2023 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Cost | Adjustments to fair value (in income / stockholders' equity) | Fair value | % | 0 - 30 | 31 - 90 | 91 - 180 | 181 - 365 | 366 - 720 | Over 720 days | Fair value |
| **Assets** | | | | | | | | | | | |
| Swaps – adjustment receivable | 20,724 | 21,812 | 42,536 | 60.5% | 1,142 | 1,436 | 1,446 | 6,700 | 5,509 | 26,303 | 38,608 |
| Option agreements | 11,258 | 3,063 | 14,321 | 20.4% | 4,674 | 1,999 | 3,228 | 1,727 | 1,198 | 1,495 | 8,261 |
| Forwards | 5,020 | (2) | 5,018 | 7.1% | 4,685 | 261 | 18 | 1 | 1 | 52 | 3,205 |
| Credit derivatives | 470 | (89) | 381 | 0.5% | - | - | 10 | 36 | 37 | 298 | 282 |
| NDF - Non Deliverable Forward | 7,387 | 288 | 7,675 | 10.9% | 2,145 | 1,461 | 1,331 | 1,632 | 691 | 415 | 5,377 |
| Other derivative financial instruments | 201 | 248 | 449 | 0.6% | 214 | 19 | 12 | 7 | 6 | 191 | 650 |
| **Total** | **45,060** | **25,320** | **70,380** | **100.0%** | **12,860** | **5,176** | **6,045** | **10,103** | **7,442** | **28,754** | **56,383** |
| % per maturity date | | | | | 18.3% | 7.4% | 8.6% | 14.4% | 10.6% | 40.7% | |
| **Total 12/31/2023** | **35,496** | **20,887** | **56,383** | **100.0%** | **10,828** | **5,402** | **2,903** | **5,606** | **9,500** | **22,144** | |
| % per maturity date | | | | | 19.2% | 9.6% | 5.1% | 9.9% | 16.8% | 39.4% | |

| | 06/30/2024 | | | | | | | | | | 12/31/2023 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Cost | Adjustments to fair value (in income / stockholders' equity) | Fair value | % | 0 - 30 | 31 - 90 | 91 - 180 | 181 - 365 | 366 - 720 | Over 720 days | Fair value |
| **Liabilities** | | | | | | | | | | | |
| Swaps – adjustment payable | (25,415) | (15,919) | (41,334) | 60.5% | (1,391) | (1,514) | (1,586) | (5,900) | (6,541) | (24,402) | (35,872) |
| Option agreements | (10,316) | (3,564) | (13,880) | 20.3% | (1,618) | (1,087) | (6,518) | (1,814) | (723) | (2,120) | (9,902) |
| Forwards | (4,688) | 3 | (4,685) | 6.9% | (4,635) | - | - | (1) | (2) | (47) | (2,941) |
| Credit derivatives | (664) | 232 | (432) | 0.6% | - | - | (38) | (69) | (14) | (311) | (149) |
| NDF - Non Deliverable Forward | (7,758) | (123) | (7,881) | 11.5% | (2,037) | (1,617) | (1,280) | (1,936) | (675) | (336) | (4,478) |
| Other derivative financial instruments | (10) | (133) | (143) | 0.2% | (2) | (4) | (2) | (2) | (7) | (126) | (153) |
| **Total** | **(48,851)** | **(19,504)** | **(68,355)** | **100.0%** | **(9,683)** | **(4,222)** | **(9,424)** | **(9,722)** | **(7,962)** | **(27,342)** | **(53,495)** |
| % per maturity date | | | | | 14.2% | 6.2% | 13.8% | 14.2% | 11.6% | 40.0% | |
| **Total 12/31/2023** | **(34,309)** | **(19,186)** | **(53,495)** | **100.0%** | **(8,174)** | **(2,135)** | **(3,616)** | **(7,805)** | **(7,553)** | **(24,212)** | |
| % per maturity date | | | | | 15.3% | 4.0% | 6.8% | 14.6% | 14.0% | 45.3% | |

The result of derivative financial instruments totaled R$ 9,498 (R$ (3,300) from 01/01 to 06/30/2023).

## II - Derivatives by index and risk factor

| | Off-balance sheet / Notional amount | | Balance sheet account receivable / (received) (payable) / paid | Adjustment to fair value (in income / stockholders' equity) | Fair value | |
|---|---|---|---|---|---|---|
| | 06/30/2024 | 12/31/2023 | 06/30/2024 | 06/30/2024 | 06/30/2024 | 12/31/2023 |
| **Future contracts** | **882,761** | **844,005** | - | - | - | - |
| **Purchase commitments** | **263,075** | **267,803** | - | - | - | - |
| Shares | 12,681 | 6,721 | - | - | - | - |
| Commodities | 1,280 | 774 | - | - | - | - |
| Interest | 222,859 | 236,105 | - | - | - | - |
| Foreign currency | 26,256 | 24,203 | - | - | - | - |
| **Commitments to sell** | **619,686** | **576,202** | - | - | - | - |
| Shares | 12,110 | 6,580 | - | - | - | - |
| Commodities | 5,501 | 4,982 | - | - | - | - |
| Interest | 574,944 | 547,150 | - | - | - | - |
| Foreign currency | 27,131 | 17,490 | - | - | - | - |
| **Swap contracts** | | | **(4,691)** | **5,893** | **1,202** | **2,736** |
| **Asset position** | **2,860,215** | **2,396,474** | **20,724** | **21,812** | **42,536** | **38,608** |
| Shares | 1,315 | 369 | 118 | (37) | 81 | 13 |
| Commodities | 110 | 708 | 3 | 2 | 5 | 20 |
| Interest | 2,642,960 | 2,213,528 | 14,949 | 17,613 | 32,562 | 33,537 |
| Foreign currency | 215,830 | 181,869 | 5,654 | 4,234 | 9,888 | 5,038 |
| **Liability position** | **2,860,215** | **2,396,474** | **(25,415)** | **(15,919)** | **(41,334)** | **(35,872)** |
| Shares | 5,582 | 3,416 | (1,151) | 697 | (454) | (207) |
| Commodities | 1,615 | 2,088 | (45) | 12 | (33) | (33) |
| Interest | 2,606,284 | 2,175,623 | (16,970) | (12,304) | (29,274) | (30,524) |
| Foreign currency | 246,734 | 215,347 | (7,249) | (4,324) | (11,573) | (5,108) |
| **Option contracts** | **4,147,033** | **1,667,345** | **942** | **(501)** | **441** | **(1,641)** |
| **Purchase commitments - long position** | **162,602** | **242,411** | **8,794** | **4,365** | **13,159** | **5,544** |
| Shares | 48,736 | 42,934 | 7,384 | 2,617 | 10,001 | 4,596 |
| Commodities | 3,497 | 3,130 | 121 | 26 | 147 | 157 |
| Interest | 65,869 | 162,429 | 52 | 1,199 | 1,251 | 686 |
| Foreign currency | 44,500 | 33,918 | 1,237 | 523 | 1,760 | 105 |
| **Commitments to sell - long position** | **1,917,132** | **588,977** | **2,464** | **(1,302)** | **1,162** | **2,717** |
| Shares | 54,869 | 45,623 | 1,253 | (466) | 787 | 1,445 |
| Commodities | 2,227 | 1,409 | 65 | (11) | 54 | 60 |
| Interest | 1,830,812 | 521,735 | 467 | (410) | 57 | 380 |
| Foreign currency | 29,224 | 20,210 | 679 | (415) | 264 | 832 |
| **Purchase commitments - short position** | **141,475** | **215,969** | **(6,730)** | **(5,790)** | **(12,520)** | **(6,056)** |
| Shares | 47,970 | 41,220 | (5,603) | (3,400) | (9,003) | (3,954) |
| Commodities | 2,610 | 1,799 | (96) | (12) | (108) | (81) |
| Interest | 50,658 | 143,310 | (30) | (1,690) | (1,720) | (1,807) |
| Foreign currency | 40,237 | 29,640 | (1,001) | (688) | (1,689) | (214) |
| **Commitments to sell - short position** | **1,925,824** | **619,988** | **(3,586)** | **2,226** | **(1,360)** | **(3,846)** |
| Shares | 52,176 | 46,400 | (2,105) | 1,307 | (798) | (2,123) |
| Commodities | 3,295 | 2,947 | (117) | 2 | (115) | (170) |
| Interest | 1,832,910 | 545,657 | (434) | 389 | (45) | (391) |
| Foreign currency | 37,443 | 24,984 | (930) | 528 | (402) | (1,162) |
| **Forward operations** | **9,116** | **6,020** | **332** | **1** | **333** | **264** |
| **Purchases receivable** | **2,133** | **2,533** | **2,133** | **(2)** | **2,131** | **2,531** |
| Shares | 46 | 38 | 46 | (2) | 44 | 36 |
| Interest | 2,087 | 2,495 | 2,087 | - | 2,087 | 2,495 |
| **Purchases payable obligations** | - | - | **(2,098)** | - | **(2,098)** | **(2,511)** |
| Commodities | - | - | (11) | - | (11) | - |
| Interest | - | - | (2,087) | - | (2,087) | (16) |
| Foreign currency | - | - | - | - | - | (2,495) |
| **Sales receivable** | **2,626** | **2,867** | **2,887** | - | **2,887** | **674** |
| Shares | 286 | 225 | 282 | - | 282 | 223 |
| Commodities | 16 | 16 | 16 | - | 16 | 19 |
| Interest | - | 1 | 2,589 | - | 2,589 | 432 |
| Foreign currency | 2,324 | 2,625 | - | - | - | - |
| **Sales deliverable obligations** | **4,357** | **620** | **(2,590)** | **3** | **(2,587)** | **(430)** |
| Shares | 1 | - | (1) | - | (1) | - |
| Interest | 2,590 | 431 | (2,589) | 4 | (2,585) | (430) |
| Foreign currency | 1,766 | 189 | - | (1) | (1) | - |
| **Credit derivatives** | **77,316** | **53,033** | **(194)** | **143** | **(51)** | **133** |
| **Asset position** | **52,440** | **38,069** | **470** | **(89)** | **381** | **282** |
| Shares | 4,990 | 4,255 | 84 | 85 | 169 | 144 |
| Commodities | 17 | 15 | - | - | - | - |
| Interest | 47,433 | 33,799 | 386 | (174) | 212 | 138 |
| **Liability position** | **24,876** | **14,964** | **(664)** | **232** | **(432)** | **(149)** |
| Shares | 1,533 | 1,347 | (27) | (4) | (31) | (30) |
| Commodities | 6 | 1 | - | - | - | - |
| Interest | 23,337 | 13,616 | (637) | 236 | (401) | (119) |
| **NDF - Non Deliverable Forward** | **485,465** | **316,620** | **(371)** | **165** | **(206)** | **899** |
| **Asset position** | **237,461** | **175,223** | **7,387** | **288** | **7,675** | **5,377** |
| Commodities | 2,918 | 2,406 | 241 | (21) | 220 | 224 |
| Foreign currency | 234,543 | 172,817 | 7,146 | 309 | 7,455 | 5,153 |
| **Liability position** | **248,004** | **141,397** | **(7,758)** | **(123)** | **(7,881)** | **(4,478)** |
| Commodities | 3,623 | 2,734 | (235) | 30 | (205) | (146) |
| Foreign currency | 244,381 | 138,663 | (7,523) | (153) | (7,676) | (4,332) |
| **Other derivative financial instruments** | **10,407** | **8,717** | **191** | **115** | **306** | **497** |
| **Asset position** | **8,141** | **6,575** | **201** | **248** | **449** | **650** |
| Shares | 913 | 855 | (1) | 18 | 17 | 17 |
| Commodities | 133 | 196 | - | 6 | 6 | 4 |
| Interest | 6,066 | 5,490 | 202 | (14) | 188 | 166 |
| Foreign currency | 1,029 | 34 | - | 238 | 238 | 463 |
| **Liability position** | **2,266** | **2,142** | **(10)** | **(133)** | **(143)** | **(153)** |
| Shares | 1,803 | 1,385 | (3) | (19) | (22) | (15) |
| Commodities | 161 | 209 | - | (6) | (6) | (4) |
| Interest | 280 | 388 | (6) | (25) | (31) | (22) |
| Foreign currency | 22 | 160 | (1) | (83) | (84) | (112) |
| | | **Asset** | **45,060** | **25,320** | **70,380** | **56,383** |
| | | **Liability** | **(48,851)** | **(19,504)** | **(68,355)** | **(53,495)** |
| | | **Total** | **(3,791)** | **5,816** | **2,025** | **2,888** |

**Derivatives contracts mature as follows (in days)**

| **Off-balance sheet / notional amount** | **0 - 30** | **31 - 180** | **181 - 365** | **Over 365 days** | **06/30/2024** | **12/31/2023** |
|---|---|---|---|---|---|---|
| Future contracts | 156,386 | 294,939 | 222,135 | 209,301 | 882,761 | 844,005 |
| Swap contracts | 157,065 | 612,302 | 569,071 | 1,521,777 | 2,860,215 | 2,396,474 |
| Option contracts | 1,715,889 | 1,498,583 | 876,538 | 56,023 | 4,147,033 | 1,667,345 |
| Forwards | 5,797 | 2,610 | 1 | 708 | 9,116 | 6,020 |
| Credit derivatives | - | 14,481 | 21,072 | 41,763 | 77,316 | 53,033 |
| NDF - Non Deliverable Forward | 157,877 | 182,675 | 86,865 | 58,048 | 485,465 | 316,620 |
| Other derivative financial instruments | 829 | 1,203 | 458 | 7,917 | 10,407 | 8,717 |

### III - Derivatives by notional amount

See below the composition of the Derivative financial instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

| | 06/30/2024 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Future contracts | Swap contracts | Option contracts | Forwards | Credit derivatives | NDF - Non Deliverable Forward | Other derivative financial instruments |
| **Stock exchange** | **882,677** | **1,133,406** | **4,011,943** | **4,422** | **34,073** | **148,404** | **-** |
| **Over-the-counter market** | **84** | **1,726,809** | **135,090** | **4,694** | **43,243** | **337,061** | **10,407** |
| Financial institutions | 78 | 1,513,140 | 68,708 | 4,678 | 42,186 | 143,230 | 5,419 |
| Companies | 6 | 191,219 | 63,632 | 16 | 1,057 | 189,135 | 4,988 |
| Individuals | - | 22,450 | 2,750 | - | - | 4,696 | - |
| **Total** | **882,761** | **2,860,215** | **4,147,033** | **9,116** | **77,316** | **485,465** | **10,407** |
| **Total 12/31/2023** | **844,005** | **2,396,474** | **1,667,345** | **6,020** | **53,033** | **316,620** | **8,717** |

### IV - Credit derivatives

See below the composition of the Credit derivatives portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

| | 06/30/2024 | | | 12/31/2023 | | |
|---|---|---|---|---|---|---|
| | Notional amount of credit protection sold | Notional amount of credit protection purchased with identical underlying amount | Net position | Notional amount of credit protection sold | Notional amount of credit protection purchased with identical underlying amount | Net position |
| CDS | (25,396) | 20,954 | (4,442) | (20,268) | 14,027 | (6,241) |
| TRS | (30,966) | - | (30,966) | (18,738) | - | (18,738) |
| **Total** | **(56,362)** | **20,954** | **(35,408)** | **(39,006)** | **14,027** | **(24,979)** |

The effect of the risk received on the reference equity (Note 21c) was R$ 31 (R$ 171 at 12/31/2023).

During the periods, there were no credit events relating to the taxable events provided for in the agreements.

## V - Hedge accounting

**I) Cash flow** - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated loans / Assets transactions / Funding and Agreements to resell) and exposures to future exchange rate (unrecognized highly probable forecast transactions) related to its variable interest rate risk (CDI / SOFR / UF* / TPM* / Selic) and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, SOFR, UF*, TPM*, Selic and foreign exchange rates. *UF - Chilean Unit of Account / TPM Monetary Policy Rate.

| Strategies | 06/30/2024 | | | | | |
|---|---|---|---|---|---|---|
| | Hedge item | | | | Hedge instruments | |
| | Book value | | Variation in the amounts recognized in Stockholders' equity (1) | Cash flow hedge reserve | Notional amount | Variation in the amounts used to calculate hedge ineffectiveness |
| | Assets | Liabilities | | | | |
| **Interest rate risk** | | | | | | |
| Hedge of deposits and securities purchased under agreements to resell | - | 90,019 | 482 | 495 | 89,538 | 482 |
| Hedge of asset-backed securities under repurchase agreements | 56,370 | - | (568) | (685) | 55,591 | (568) |
| Hedge of assets denominated in UF | 9,608 | - | 10 | 10 | 9,596 | 10 |
| Hedge of funding | - | 8,356 | 60 | (51) | 8,404 | 60 |
| Hedge of loan operations | 14,735 | - | 91 | 112 | 14,643 | 91 |
| **Foreign exchange risk** | | | | | | |
| Hedge of highly probable forecast transactions | - | 1,489 | (124) | (27) | 1,351 | (124) |
| Hedge of funding | - | 1,479 | (15) | (15) | 1,465 | (15) |
| Total | 80,713 | 101,343 | (64) | (161) | 180,588 | (64) |

| Strategies | 12/31/2023 | | | | | |
|---|---|---|---|---|---|---|
| | Hedge item | | | | Hedge instruments | |
| | Book value | | Variation in the amounts recognized in Stockholders' equity (1) | Cash flow hedge reserve | Notional amount | Variation in the amounts used to calculate hedge ineffectiveness |
| | Assets | Liabilities | | | | |
| **Interest rate risk** | | | | | | |
| Hedge of deposits and securities purchased under agreements to resell | - | 119,464 | (1,086) | (1,071) | 120,550 | (1,086) |
| Hedge of assets transactions | 7,395 | - | (4) | (4) | 7,394 | (4) |
| Hedge of asset-backed securities under repurchase agreements | 41,761 | - | 1,132 | 830 | 42,570 | 1,132 |
| Hedge of assets denominated in UF | 10,664 | - | 21 | 21 | 10,704 | 21 |
| Hedge of funding | - | 5,993 | (95) | (162) | 5,899 | (95) |
| Hedge of loan operations | 18,449 | - | 185 | 211 | 18,265 | 184 |
| **Foreign exchange risk** | | | | | | |
| Hedge of highly probable forecast transactions | - | 1,287 | 35 | 123 | 1,323 | 35 |
| Hedge of funding | - | 2,300 | (12) | (12) | 2,288 | (12) |
| Total | 78,269 | 129,044 | 176 | (64) | 208,993 | 175 |

1) Recorded under heading Other comprehensive income.

| Hedge instruments | 06/30/2024 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Notional amount | Book value [1] | | Variation in the amounts used to calculate hedge ineffectiveness | Variation in value recognized in Stockholders' equity [2] | Hedge ineffectiveness recognized in income | Amount reclassified from Cash flow hedge reserve into income |
| | | Assets | Liabilities | | | | |
| **Interest rate risk [3]** | | | | | | | |
| Futures | 145,129 | 162 | 181 | (86) | (86) | - | (183) |
| Forward | 4,702 | 2 | - | 5 | 5 | - | - |
| Swaps | 27,941 | 213 | - | 156 | 156 | - | (33) |
| **Foreign exchange risk [4]** | | | | | | | |
| Futures | 1,334 | - | 17 | (124) | (124) | - | (1) |
| Forward | 1,482 | - | 62 | (15) | (15) | - | - |
| **Total** | **180,588** | **377** | **260** | **(64)** | **(64)** | **-** | **(217)** |

| Hedge instruments | 12/31/2023 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Notional amount | Book value [1] | | Variation in the amounts used to calculate hedge ineffectiveness | Variation in value recognized in Stockholders' equity [2] | Hedge ineffectiveness recognized in income | Amount reclassified from Cash flow hedge reserve into income |
| | | Assets | Liabilities | | | | |
| **Interest rate risk [3]** | | | | | | | |
| Futures | 170,514 | 53 | 43 | 42 | 42 | - | (168) |
| Forward | 10,582 | 44 | - | 21 | 21 | - | 4 |
| Swaps | 24,286 | 179 | 101 | 89 | 90 | (1) | (1) |
| **Foreign exchange risk [4]** | | | | | | | |
| Futures | 1,278 | - | 7 | 36 | 36 | - | (9) |
| Forward | 2,333 | - | 276 | (13) | (13) | - | - |
| **Total** | **208,993** | **276** | **427** | **175** | **176** | **(1)** | **(174)** |

1) Recorded under heading Derivative financial instruments.
2) Recorded under heading Other comprehensive income.
3) DI Futures negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange.
4) DDI Futures negotiated on B3.

The gains or (losses) related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to recognize in results in the following 12 months, totaling R$ (137) (R$ (318) at 12/31/2023).

**II) Market risk -** The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts and exposures to future exchange rates, which are attributable to changes in interest rates and foreign exchange rate risk, relating to recognized assets and liabilities.

| Strategies | 06/30/2024 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Hedge item | | | | | Hedge instruments | |
| | Book value | | Fair value | | Variation in value recognized in income [1] | Notional amount | Variation in the amounts used to calculate hedge ineffectiveness |
| | Assets | Liabilities | Assets | Liabilities | | | |
| **Interest rate risk** | | | | | | | |
| Hedge of loan operations | 23,667 | - | 23,669 | - | 2 | 23,666 | (2) |
| Hedge of funding | - | 14,898 | - | 14,698 | 200 | 14,897 | (200) |
| Hedge of available for sale securities | 62,149 | - | 60,388 | - | (1,761) | 60,438 | 1,766 |
| Hedge of other financial assets | 28,465 | - | 27,803 | - | (662) | 27,474 | 659 |
| **Foreign exchange risk** | | | | | | | |
| Hedge of firm commitments | - | 120 | - | 137 | (17) | 117 | 16 |
| **Total** | **114,281** | **15,018** | **111,860** | **14,835** | **(2,238)** | **126,592** | **2,239** |

| Strategies | 12/31/2023 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Hedge item | | | | | Hedge instruments | |
| | Book value | | Fair value | | Variation in value recognized in income [1] | Notional amount | Variation in the amounts used to calculate hedge ineffectiveness |
| | Assets | Liabilities | Assets | Liabilities | | | |
| **Interest rate risk** | | | | | | | |
| Hedge of loan operations | 12,592 | - | 12,597 | - | 5 | 12,589 | (5) |
| Hedge of funding | - | 16,304 | - | 16,185 | 119 | 16,304 | (120) |
| Hedge of available for sale securities | 41,291 | - | 41,058 | - | (233) | 38,383 | 243 |
| Hedge of other financial assets | 27,316 | - | 27,517 | - | 201 | 26,349 | (201) |
| **Foreign exchange risk** | | | | | | | |
| Hedge of firm commitments | - | 265 | - | 269 | (4) | 245 | 4 |
| **Total** | **81,199** | **16,569** | **81,172** | **16,454** | **88** | **93,870** | **(79)** |

1) Recorded under heading results from Securities, derivative financial instruments and other.

The amount of R$ 598 (R$ 253 at 12/31/2023) was recorded in result, related to operations that are no longer qualified as hedge.

| Hedge instruments | 06/30/2024 | | | | |
|---|---|---|---|---|---|
| | Notional amount | Book value (1) | | Variation in the amounts used to calculate hedge ineffectiveness | Hedge ineffectiveness recognized in income |
| | | Assets | Liabilities | | |
| **Interest rate risk** | | | | | |
| Swaps | 92,750 | 2,180 | 634 | 226 | (1) |
| Other Derivatives | 5,922 | - | 6,083 | 1,348 | - |
| Futures | 27,803 | 132 | - | 649 | 2 |
| **Foreign exchange risk** | | | | | |
| Futures | 117 | 2 | - | 16 | - |
| **Total** | **126,592** | **2,314** | **6,717** | **2,239** | **1** |

| Hedge instruments | 12/31/2023 | | | | |
|---|---|---|---|---|---|
| | Notional amount | Book value (1) | | Variation in the amounts used to calculate hedge ineffectiveness | Hedge ineffectiveness recognized in income |
| | | Assets | Liabilities | | |
| **Interest rate risk** | | | | | |
| Swaps | 70,416 | 1,402 | 781 | (878) | 7 |
| Other Derivatives | 1,784 | - | 1,985 | 1,215 | - |
| Futures | 21,425 | 63 | 5 | (420) | 2 |
| **Foreign exchange risk** | | | | | |
| Futures | 245 | 1 | - | 4 | - |
| **Total** | **93,870** | **1,466** | **2,771** | **(79)** | **9** |

1) Recorded under heading Derivative financial instruments.

To protect against market risk variation upon receipt and payment of interest, and exposures to future exchange rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts and currency futures. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – UF, fixed rate and denominated in Euros and US dollars, issued by subsidiaries in Chile, England and Colombia, respectively.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

**III) Hedge of net investment in foreign operations –** ITAÚ UNIBANCO HOLDING CONSOLIDATED's net investment hedge strategies consist of reducing exposure to foreign exchange variation arising from foreign investments in a foreign currency other than the head office's functional currency.

| Strategies | 06/30/2024 | | | | | |
|---|---|---|---|---|---|---|
| | Hedge item | | | | Hedge instruments | |
| | Book value | | Variation in value recognized in Stockholders' equity [(1)] | Foreign currency conversion reserve | Notional amount | Variation in the amounts used to calculate hedge ineffectiveness |
| | Assets | Liabilities | | | | |
| **Foreign exchange risk** | | | | | | |
| Hedge of net investment in foreign operations | 23,518 | - | (13,909) | (13,909) | 23,728 | (13,980) |
| **Total** | **23,518** | **-** | **(13,909)** | **(13,909)** | **23,728** | **(13,980)** |

| Strategies | 12/31/2023 | | | | | |
|---|---|---|---|---|---|---|
| | Hedge item | | | | Hedge instruments | |
| | Book value | | Variation in value recognized in Stockholders' equity [(1)] | Foreign currency conversion reserve | Notional amount | Variation in the amounts used to calculate hedge ineffectiveness |
| | Assets | Liabilities | | | | |
| **Foreign exchange risk** | | | | | | |
| Hedge of net investment in foreign operations | 18,849 | - | (11,919) | (11,919) | 19,208 | (12,189) |
| **Total** | **18,849** | **-** | **(11,919)** | **(11,919)** | **19,208** | **(12,189)** |

1) Recorded under heading Other comprehensive income.

The remaining balance in the reserve of foreing currency conversion, for which the accounting hedge is no longer applied, is R$ (185) (R$ (23) at 12/31/2023), with no effect on the result due to the maintenance of investments abroad.

| Hedge instruments | 06/30/2024 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Notional amount | Book value [1] | | Variation in the amounts used to calculate hedge ineffectiveness | Variation in the amount recognized in Stockholders' equity [2] | Hedge ineffectiveness recognized in income | Amount reclassified from foreign currency conversion reserve into income |
| | | Assets | Liabilities | | | | |
| **Foreign exchange risk [3]** | | | | | | | |
| Future | 4,325 | 1 | - | (5,605) | (5,563) | (42) | - |
| Future / NDF - Non Deliverable Forward | 14,039 | 358 | 98 | (4,786) | (4,733) | (53) | - |
| Future / Financial Assets | 5,364 | 8,618 | 1,452 | (3,589) | (3,613) | 24 | - |
| **Total** | **23,728** | **8,977** | **1,550** | **(13,980)** | **(13,909)** | **(71)** | **-** |

| Hedge instruments | 12/31/2023 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Notional amount | Book value [1] | | Variation in the amounts used to calculate hedge ineffectiveness | Variation in the amount recognized in Stockholders' equity [2] | Hedge ineffectiveness recognized in income | Amount reclassified from foreign currency conversion reserve into income |
| | | Assets | Liabilities | | | | |
| **Foreign exchange risk [3]** | | | | | | | |
| Future | 2,109 | 10 | - | (5,596) | (5,553) | (43) | 136 |
| Future / NDF - Non Deliverable Forward | 12,539 | 120 | 57 | (3,796) | (3,560) | (236) | (104) |
| Future / Financial Assets | 4,560 | 5,525 | 350 | (2,797) | (2,806) | 9 | - |
| **Total** | **19,208** | **5,655** | **407** | **(12,189)** | **(11,919)** | **(270)** | **32** |

1) Recorded under heading Securities and Derivative Financial Instruments.
2) Recorded under heading Other comprehensive income.
3) Futures negotiated on B3 and Financial Assets or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

**IV)** We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investment in foreign operations:

| | 06/30/2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 0-1 year | 1-2 years | 2-3 years | 3-4 years | 4-5 years | 5-10 years | Over 10 years | Total |
| Hedge of deposits and securities purchased under agreements to resell | 46,712 | 28,201 | 9,313 | 3,588 | 1,248 | 476 | - | 89,538 |
| Hedge of highly probable forecast transactions | 1,351 | - | - | - | - | - | - | 1,351 |
| Hedge of assets denominated in UF | 4,722 | 4,874 | - | - | - | - | - | 9,596 |
| Hedge of funding (Cash flow) | 5,913 | 847 | - | - | 2,683 | 426 | - | 9,869 |
| Hedge of loan operations (Cash flow) | 9,100 | 3,788 | 551 | 34 | 1,170 | - | - | 14,643 |
| Hedge of loan operations (Market risk) | 6,956 | 6,537 | 2,756 | 3,406 | 2,811 | 1,200 | - | 23,666 |
| Hedge of funding (Market risk) | 5,837 | 2,504 | 737 | 835 | 834 | 4,150 | - | 14,897 |
| Hedge of available for sale securities | 16,153 | 5,256 | 10,244 | 1,933 | 8,044 | 16,597 | 2,211 | 60,438 |
| Hedge of asset-backed securities under repurchase agreements | 9,969 | 22,448 | 16,939 | 5,700 | 535 | - | - | 55,591 |
| Hedge of net investment in foreign operations (1) | 23,728 | - | - | - | - | - | - | 23,728 |
| Hedge of other financial assets (Market risk) | 496 | 6,847 | 1,788 | 7,709 | 2,111 | 5,190 | 3,333 | 27,474 |
| Hedge of firm commitments (Market risk) | 117 | - | - | - | - | - | - | 117 |
| **Total** | **131,054** | **81,302** | **42,328** | **23,205** | **19,436** | **28,039** | **5,544** | **330,908** |

| | 12/31/2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 0-1 year | 1-2 years | 2-3 years | 3-4 years | 4-5 years | 5-10 years | Over 10 years | Total |
| Hedge of deposits and securities purchased under agreements to resell | 78,786 | 17,167 | 12,556 | 8,672 | 1,562 | 1,807 | - | 120,550 |
| Hedge of highly probable forecast transactions | 1,323 | - | - | - | - | - | - | 1,323 |
| Hedge of assets transactions | 7,394 | - | - | - | - | - | - | 7,394 |
| Hedge of assets denominated in UF | 10,704 | - | - | - | - | - | - | 10,704 |
| Hedge of funding (Cash flow) | 2,288 | 2,008 | - | 678 | 2,833 | 380 | - | 8,187 |
| Hedge of loan operations (Cash flow) | 10,353 | 5,376 | 1,280 | - | 1,256 | - | - | 18,265 |
| Hedge of loan operations (Market risk) | 2,230 | 2,173 | 3,114 | 1,577 | 2,523 | 972 | - | 12,589 |
| Hedge of funding (Market risk) | 6,133 | 2,575 | 1,048 | 532 | 734 | 4,979 | 303 | 16,304 |
| Hedge of available for sale securities | 8,892 | 7,244 | 3,452 | 2,945 | 5,185 | 7,424 | 3,241 | 38,383 |
| Hedge of asset-backed securities under repurchase agreements | - | 20,813 | 10,624 | 11,133 | - | - | - | 42,570 |
| Hedge of net investment in foreign operations (1) | 19,208 | - | - | - | - | - | - | 19,208 |
| Hedge of other financial assets (Market risk) | 199 | 321 | 6,609 | 1,351 | 6,999 | 7,749 | 3,121 | 26,349 |
| Hedge of firm commitments (Market risk) | 245 | - | - | - | - | - | - | 245 |
| **Total** | **147,755** | **57,677** | **38,683** | **26,888** | **21,092** | **23,311** | **6,665** | **322,071** |

1) Classified as current, since instruments are frequently renewed.

## g) Sensitivity analysis (trading and banking portfolios)

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis for each market risk factor considered significant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are a static evaluation of the portfolio exposure and, therefore, do not take into account management's quick response capacity (treasury and control areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

| Trading portfolio | Exposures | 06/30/2024 | | |
|---|---|---|---|---|
| Risk factors | Risk of variations in: | Scenarios [1] | | |
| | | I | II | III |
| Fixed Interest Rate | Fixed Interest Rates in Reais | (0.3) | (51.4) | (100.1) |
| Currency Coupon | Foreign Exchange Coupon Rates | (0.2) | (95.4) | (177.4) |
| Foreign Currency | Foreign Exchange Rates | 0.4 | 92.4 | 279.8 |
| Price Indices | Inflation Coupon Rates | - | (5.3) | (15.2) |
| TR | TR Coupon Rates | - | - | - |
| Equities | Prices of Equities | 1.2 | 196.6 | 512.9 |
| Other | Exposures that do not fall under the definitions above | (2.7) | (80.4) | (93.0) |
| **Total** | | **(1.6)** | **56.5** | **407.0** |

1) Amounts net of tax effects.

| Trading and Banking portfolios | Exposures | 06/30/2024 | | |
|---|---|---|---|---|
| Risk factors | Risk of variations in: | Scenarios [1] | | |
| | | I | II | III |
| Fixed Interest Rate | Fixed Interest Rates in Reais | (14.5) | (4,034.4) | (7,744.2) |
| Currency Coupon | Foreign Exchange Coupon Rates | (0.6) | (188.4) | (349.8) |
| Foreign Currency | Foreign Exchange Rates | 0.4 | 79.7 | 257.6 |
| Price Indices | Inflation Coupon Rates | (1.7) | (254.8) | (524.1) |
| TR | TR Coupon Rates | (1.4) | (370.4) | (702.4) |
| Equities | Prices of Equities | 26.2 | (429.1) | (738.4) |
| Other | Exposures that do not fall under the definitions above | (3.1) | (89.4) | (110.7) |
| **Total** | | **5.3** | **(5,286.8)** | **(9,912.0)** |

1) Amounts net of tax effects.

The following scenarios are used to measure these sensitivities:

**Scenario I**: Addition of 1 base point in fixed interest rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices.

**Scenario II**: Shocks of 25 percent in fixed interest curves rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

**Scenario III**: Shocks of 50 percent in fixed interest curves rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Derivative financial instruments contracted by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

## Note 6 - Loan, lease and other credit operations

The accounting policy on loan, lease and other credit operations is presented in Note 2b VII.

### a) Composition of the portfolio with credit granting characteristics

### I - By type of operations and risk level

| Risk levels | 06/30/2024 | | | | | | | | | | 12/31/2023 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | AA | A | B | C | D | E | F | G | H | Total | Total |
| **Loan operations** | **457,925** | **131,349** | **89,856** | **30,251** | **7,917** | **5,153** | **5,713** | **5,134** | **16,911** | **750,209** | **713,222** |
| Loans and discounted trade receivables | 188,242 | 107,207 | 69,544 | 23,695 | 5,748 | 3,936 | 4,875 | 4,412 | 15,335 | 422,994 | 404,645 |
| Financing | 91,140 | 10,015 | 16,585 | 4,216 | 1,242 | 726 | 410 | 308 | 1,095 | 125,737 | 115,256 |
| Farming financing | 17,602 | 3,463 | 465 | 16 | 47 | - | 18 | - | 6 | 21,617 | 20,311 |
| Real estate financing | 160,941 | 10,664 | 3,262 | 2,324 | 880 | 491 | 410 | 414 | 475 | 179,861 | 173,010 |
| **Lease operations** | **2,570** | **3,709** | **923** | **440** | **95** | **83** | **18** | **34** | **123** | **7,995** | **7,677** |
| **Credit card operations** | **3,324** | **114,117** | **15,343** | **2,018** | **1,117** | **1,229** | **1,335** | **1,827** | **5,772** | **146,082** | **149,442** |
| **Advance on exchange contracts (1)** | **11,182** | **519** | **242** | **21** | **11** | **17** | **-** | **1** | **1** | **11,994** | **9,986** |
| **Other sundry receivables (2)** | **24,005** | **705** | **766** | **12** | **156** | **4** | **74** | **2,726** | **234** | **28,682** | **27,035** |
| **Total operations with credit granting characteristics** | 499,006 | 250,399 | 107,130 | 32,742 | 9,296 | 6,486 | 7,140 | 9,722 | 23,041 | 944,962 | 907,362 |
| **Financial guarantees provided (3)** | | | | | | | | | | **112,320** | **102,622** |
| **Total with Financial guarantees provided** | **499,006** | **250,399** | **107,130** | **32,742** | **9,296** | **6,486** | **7,140** | **9,722** | **23,041** | **1,057,282** | **1,009,984** |
| **Total operations with credit granting characteristics at 12/31/2023** | 449,660 | 277,711 | 87,346 | 36,354 | 9,740 | 6,846 | 6,822 | 9,491 | 23,392 | 907,362 | |

1) Includes advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a).
2) Includes securities and credits receivable, debtors for purchase of assets and Endorsements and sureties honored.
3) Recorded in Offsetting accounts.

In ITAÚ UNIBANCO HOLDING, the portfolio consists of Loan operations R$ 70,568 (R$ 70,035 at 12/31/2023), Other credits - Operations with credit granting characteristics R$ 85,393 (R$ 86,410 at 12/31/2023) and Lease operations R$ 40 (R$ 52 at 12/31/2023), and the total fair value of these operations is R$ 156,001 (R$ 156,497 at 12/31/2023).

## II - By maturity and risk level

| | 06/30/2024 | | | | | | | | | | 12/31/2023 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | AA | A | B | C | D | E | F | G | H | Total | Total |
| | Overdue Operations [1] | | | | | | | | | | |
| **Falling due installments** | - | - | **3,851** | **3,660** | **2,354** | **1,816** | **2,370** | **2,116** | **8,390** | **24,557** | **23,186** |
| 01 to 30 | - | - | 132 | 158 | 102 | 82 | 119 | 205 | 448 | 1,246 | 1,139 |
| 31 to 60 | - | - | 112 | 141 | 87 | 71 | 102 | 84 | 383 | 980 | 973 |
| 61 to 90 | - | - | 108 | 142 | 81 | 64 | 93 | 77 | 354 | 919 | 855 |
| 91 to 180 | - | - | 323 | 356 | 228 | 183 | 287 | 222 | 1,008 | 2,607 | 2,464 |
| 181 to 365 | - | - | 501 | 577 | 381 | 305 | 452 | 358 | 1,651 | 4,225 | 4,011 |
| Over 365 days | - | - | 2,675 | 2,286 | 1,475 | 1,111 | 1,317 | 1,170 | 4,546 | 14,580 | 13,744 |
| **Overdue installments** | - | - | **1,038** | **1,268** | **1,249** | **1,379** | **1,851** | **3,119** | **10,836** | **20,740** | **21,149** |
| 01 to 14 | - | - | 10 | 56 | 42 | 32 | 49 | 34 | 178 | 401 | 375 |
| 15 to 30 | - | - | 995 | 230 | 110 | 78 | 114 | 85 | 288 | 1,900 | 1,732 |
| 31 to 60 | - | - | 33 | 948 | 192 | 338 | 244 | 262 | 511 | 2,528 | 2,388 |
| 61 to 90 | - | - | - | 24 | 871 | 152 | 485 | 297 | 674 | 2,503 | 2,361 |
| 91 to 180 | - | - | - | 10 | 34 | 736 | 908 | 2,302 | 1,968 | 5,958 | 6,128 |
| 181 to 365 | - | - | - | - | - | 43 | 51 | 139 | 7,122 | 7,355 | 8,018 |
| Over 365 days | - | - | - | - | - | - | - | - | 95 | 95 | 147 |
| **Subtotal (a)** | - | - | **4,889** | **4,928** | **3,603** | **3,195** | **4,221** | **5,235** | **19,226** | **45,297** | **44,335** |
| **Subtotal 12/31/2023** | - | - | **4,159** | **4,844** | **3,526** | **3,522** | **4,017** | **4,864** | **19,403** | **44,335** | |
| | Non-overdue operations | | | | | | | | | | |
| **Falling due installments** | **496,886** | **248,703** | **101,639** | **27,588** | **5,594** | **3,053** | **2,820** | **4,400** | **3,756** | **894,439** | **858,895** |
| 01 to 30 | 48,728 | 61,126 | 17,622 | 4,019 | 587 | 330 | 415 | 2,702 | 556 | 136,085 | 125,417 |
| 31 to 60 | 29,713 | 26,040 | 6,626 | 1,920 | 298 | 164 | 143 | 97 | 215 | 65,216 | 65,132 |
| 61 to 90 | 22,737 | 18,434 | 7,017 | 1,964 | 228 | 146 | 100 | 58 | 169 | 50,853 | 47,562 |
| 91 to 180 | 50,273 | 35,096 | 14,406 | 3,501 | 508 | 285 | 227 | 185 | 389 | 104,870 | 106,568 |
| 181 to 365 | 68,972 | 32,925 | 17,108 | 4,739 | 1,060 | 356 | 341 | 244 | 539 | 126,284 | 123,786 |
| Over 365 days | 276,463 | 75,082 | 38,860 | 11,445 | 2,913 | 1,772 | 1,594 | 1,114 | 1,888 | 411,131 | 390,430 |
| **Overdue up to 14 days** | **2,120** | **1,696** | **602** | **226** | **99** | **238** | **99** | **87** | **59** | **5,226** | **4,132** |
| **Subtotal (b)** | **499,006** | **250,399** | **102,241** | **27,814** | **5,693** | **3,291** | **2,919** | **4,487** | **3,815** | **899,665** | **863,027** |
| **Subtotal 12/31/2023** | **449,660** | **277,711** | **83,187** | **31,510** | **6,214** | **3,324** | **2,805** | **4,627** | **3,989** | **863,027** | |
| | 06/30/2024 | | | | | | | | | | |
| **Total Portfolio (a+b)** | **499,006** | **250,399** | **107,130** | **32,742** | **9,296** | **6,486** | **7,140** | **9,722** | **23,041** | **944,962** | **907,362** |
| **Allowance** [2] | (1,572) | (2,084) | (2,822) | (3,271) | (2,788) | (3,242) | (4,997) | (9,699) | (23,041) | (54,472) | (55,380) |
| **Current provision** | | | | | | | | | | **(26,203)** | **(26,830)** |
| **Non-current provision** | | | | | | | | | | **(28,269)** | **(28,550)** |
| | 12/31/2023 | | | | | | | | | | |
| **Total Portfolio** | **449,660** | **277,711** | **87,346** | **36,354** | **9,740** | **6,846** | **6,822** | **9,491** | **23,392** | **907,362** | |
| **Allowance** [2] | (2,161) | (2,423) | (3,036) | (3,351) | (2,429) | (3,422) | (4,775) | (9,454) | (23,392) | (55,380) | |

1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptancy.
2) Includes Provision for Loan Commitments and Financial Guarantees Provided.

In Overdue operations, the balance of non-accrual operations amounts to R$ 31,443 (R$ 31,434 at 12/31/2023).

The following table presents the maturity and risk level of ITAÚ UNIBANCO HOLDING's portfolio:

| | 06/30/2024 | | | | | | | | | | 12/31/2023 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | AA | A | B | C | D | E | F | G | H | Total | Total |
| | Overdue Operations [1] | | | | | | | | | | |
| **Falling due installments** | - | - | 768 | 865 | 726 | 406 | 229 | 177 | 2,027 | 5,198 | 5,684 |
| 01 to 30 | - | - | 46 | 56 | 38 | 23 | 14 | 10 | 117 | 304 | 310 |
| 31 to 60 | - | - | 43 | 48 | 33 | 20 | 12 | 8 | 100 | 264 | 291 |
| 61 to 90 | - | - | 41 | 45 | 31 | 18 | 11 | 8 | 92 | 246 | 262 |
| 91 to 180 | - | - | 113 | 128 | 90 | 52 | 31 | 23 | 258 | 695 | 731 |
| 181 to 365 | - | - | 186 | 209 | 155 | 87 | 51 | 38 | 416 | 1,142 | 1,211 |
| Over 365 days | - | - | 339 | 379 | 379 | 206 | 110 | 90 | 1,044 | 2,547 | 2,879 |
| **Overdue installments** | - | - | 257 | 304 | 398 | 523 | 654 | 1,020 | 3,839 | 6,995 | 7,530 |
| 01 to 14 | - | - | 3 | 26 | 19 | 11 | 5 | 4 | 52 | 120 | 124 |
| 15 to 30 | - | - | 249 | 37 | 21 | 20 | 18 | 8 | 68 | 421 | 428 |
| 31 to 60 | - | - | 5 | 237 | 52 | 166 | 55 | 19 | 135 | 669 | 719 |
| 61 to 90 | - | - | - | 3 | 302 | 48 | 228 | 48 | 166 | 795 | 813 |
| 91 to 180 | - | - | - | 1 | 4 | 278 | 348 | 941 | 562 | 2,134 | 2,149 |
| 181 to 365 | - | - | - | - | - | - | - | - | 2,854 | 2,854 | 3,268 |
| Over 365 days | - | - | - | - | - | - | - | - | 2 | 2 | 29 |
| **Subtotal (a)** | - | - | 1,025 | 1,169 | 1,124 | 929 | 883 | 1,197 | 5,866 | 12,193 | 13,214 |
| **Subtotal 12/31/2023** | - | - | 1,073 | 1,474 | 958 | 1,094 | 859 | 1,156 | 6,600 | 13,214 | |
| | Non-overdue operations | | | | | | | | | | |
| **Falling due installments** | 37,581 | 79,688 | 20,334 | 2,955 | 487 | 496 | 398 | 291 | 857 | 143,087 | 142,534 |
| 01 to 30 | 3,424 | 31,665 | 4,231 | 247 | 73 | 90 | 76 | 44 | 137 | 39,987 | 39,841 |
| 31 to 60 | 1,983 | 13,159 | 2,051 | 179 | 38 | 49 | 39 | 24 | 68 | 17,590 | 18,265 |
| 61 to 90 | 1,837 | 9,199 | 1,579 | 155 | 31 | 39 | 30 | 19 | 51 | 12,940 | 12,866 |
| 91 to 180 | 4,910 | 14,769 | 3,107 | 409 | 66 | 84 | 64 | 42 | 109 | 23,560 | 23,321 |
| 181 to 365 | 8,024 | 8,126 | 3,038 | 601 | 81 | 83 | 63 | 49 | 126 | 20,191 | 20,147 |
| Over 365 days | 17,403 | 2,770 | 6,328 | 1,364 | 198 | 151 | 126 | 113 | 366 | 28,819 | 28,094 |
| **Overdue up to 14 days** | 137 | 412 | 107 | 24 | 8 | 8 | 10 | 4 | 11 | 721 | 749 |
| **Subtotal (b)** | 37,718 | 80,100 | 20,441 | 2,979 | 495 | 504 | 408 | 295 | 868 | 143,808 | 143,283 |
| **Subtotal 12/31/2023** | 36,755 | 89,695 | 10,943 | 2,964 | 610 | 619 | 453 | 327 | 917 | 143,283 | |
| | 06/30/2024 | | | | | | | | | | |
| **Total Portfolio (a+b)** | 37,718 | 80,100 | 21,466 | 4,148 | 1,619 | 1,433 | 1,291 | 1,492 | 6,734 | 156,001 | 156,497 |
| Allowance [2] | (189) | (800) | (1,228) | (416) | (490) | (746) | (922) | (1,492) | (6,734) | (13,017) | (13,679) |
| **Current provision** | | | | | | | | | | (9,943) | (10,451) |
| **Non-current provision** | | | | | | | | | | (3,074) | (3,228) |
| | 12/31/2023 | | | | | | | | | | |
| **Total Portfolio** | 36,755 | 89,695 | 12,016 | 4,438 | 1,568 | 1,713 | 1,312 | 1,483 | 7,517 | 156,497 | |
| Allowance [2] | (183) | (897) | (865) | (445) | (474) | (881) | (930) | (1,487) | (7,517) | (13,679) | |

1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptancy.

2) Includes Provision for Loan Commitments.

In Overdue operations, the balance of non-accrual operations amounts to R$ 8,862 (R$ 9,712 at 12/31/2023).

### III - By business sector

| | 06/30/2024 | % | 12/31/2023 | % |
|---|---|---|---|---|
| **Public Sector** | **4,058** | **0.4%** | **4,159** | **0.5%** |
| Petrochemical and chemical | 460 | - | 209 | - |
| State and local governments | 2,503 | 0.3% | 2,397 | 0.3% |
| Sundry | 1,095 | 0.1% | 1,553 | 0.2% |
| **Private sector** | **940,904** | **99.6%** | **903,203** | **99.5%** |
| **Companies** | **428,841** | **45.4%** | **401,208** | **44.2%** |
| Sugar and alcohol | 4,261 | 0.4% | 4,261 | 0.4% |
| Agribusiness and fertilizers | 23,341 | 2.5% | 22,978 | 2.5% |
| Food and beverage | 23,333 | 2.5% | 19,940 | 2.2% |
| Banks and other financial institutions | 13,636 | 1.4% | 14,081 | 1.6% |
| Capital assets | 9,445 | 1.0% | 8,222 | 0.9% |
| Pulp and paper | 5,395 | 0.6% | 4,215 | 0.5% |
| Publishing and printing | 2,563 | 0.3% | 2,387 | 0.3% |
| Electronic and IT | 9,172 | 1.0% | 8,317 | 0.9% |
| Packaging | 5,353 | 0.6% | 4,520 | 0.5% |
| Energy and sewage | 7,517 | 0.8% | 7,537 | 0.8% |
| Education | 3,608 | 0.4% | 3,557 | 0.4% |
| Pharmaceuticals and cosmetics | 12,740 | 1.3% | 11,478 | 1.3% |
| Real estate agents | 41,327 | 4.3% | 39,049 | 4.3% |
| Entertainment and tourism | 8,596 | 0.9% | 7,986 | 0.9% |
| Wood and furniture | 6,497 | 0.7% | 6,796 | 0.7% |
| Construction materials | 7,618 | 0.8% | 7,406 | 0.8% |
| Steel and metallurgy | 12,860 | 1.4% | 12,758 | 1.4% |
| Media | 712 | 0.1% | 875 | 0.1% |
| Mining | 5,230 | 0.6% | 4,830 | 0.6% |
| Infrastructure work | 9,600 | 1.0% | 8,943 | 0.9% |
| Oil and gas (1) | 9,053 | 1.0% | 9,727 | 1.1% |
| Petrochemical and chemical | 11,327 | 1.2% | 10,524 | 1.2% |
| Health care | 5,518 | 0.6% | 5,799 | 0.6% |
| Insurance, reinsurance and pension plans | 398 | - | 321 | - |
| Telecommucations | 2,940 | 0.3% | 2,773 | 0.3% |
| Third sector | 2,569 | 0.3% | 2,919 | 0.3% |
| Tradings | 4,831 | 0.5% | 3,872 | 0.4% |
| Transportation | 31,668 | 3.4% | 30,326 | 3.4% |
| Domestic appliances | 2,898 | 0.3% | 3,000 | 0.3% |
| Vehicles and autoparts | 23,054 | 2.4% | 22,107 | 2.5% |
| Clothing and shoes | 6,782 | 0.7% | 6,236 | 0.7% |
| Commerce - sundry | 32,153 | 3.4% | 30,372 | 3.3% |
| Industry - sundry | 4,162 | 0.4% | 5,737 | 0.6% |
| Services - sundry | 47,100 | 5.0% | 44,021 | 4.9% |
| Sundry | 31,584 | 3.3% | 23,338 | 2.6% |
| **Individuals** | **512,063** | **54.2%** | **501,995** | **55.3%** |
| Credit cards | 140,756 | 14.9% | 144,392 | 15.9% |
| Mortgage loans | 164,581 | 17.4% | 158,424 | 17.4% |
| Consumer loans / checking account | 171,663 | 18.2% | 165,749 | 18.3% |
| Vehicles | 35,063 | 3.7% | 33,430 | 3.7% |
| **Grand total** | **944,962** | **100.0%** | **907,362** | **100.0%** |

1) Comprises trade of fuel.

In ITAÚ UNIBANCO HOLDING, the portfolio is mainly composed of Private sector, of which 84.7% is held by individuals (84.5% at 12/31/2023) and 15.3% by Companies (15.5% at 12/31/2023).

### IV - Financial guarantees provided by type

| Type of guarantee | 06/30/2024 Portfolio | 06/30/2024 Provision | 12/31/2023 Portfolio | 12/31/2023 Provision |
|---|---|---|---|---|
| Endorsements or sureties pledged in legal and administrative tax proceedings | 34,296 | (446) | 32,165 | (436) |
| Sundry bank guarantees | 55,242 | (366) | 52,702 | (347) |
| Other financial guarantees provided | 11,172 | (88) | 10,083 | (94) |
| Restricted to the distribution of marketable securities by Public Offering | 5,012 | (5) | 2,677 | (3) |
| Restricted to bids, auctions, service provision or execution of works | 3,681 | (30) | 2,766 | (42) |
| Restricted to international trade of goods | 1,650 | (19) | 1,078 | (13) |
| Restricted to supply of goods | 1,267 | (2) | 1,151 | (2) |
| **Total** | **112,320** | **(956)** | **102,622** | **(937)** |

## b) Credit concentration

| Loan, lease and other credit operations [1] | 06/30/2024 Risk | 06/30/2024 % of total | 12/31/2023 Risk | 12/31/2023 % of total |
|---|---|---|---|---|
| Largest debtor | 6,069 | 0.6% | 5,378 | 0.5% |
| 10 largest debtors | 39,437 | 3.7% | 34,637 | 3.4% |
| 20 largest debtors | 60,617 | 5.7% | 54,100 | 5.4% |
| 50 largest debtors | 99,102 | 9.4% | 87,440 | 8.7% |
| 100 largest debtors | 136,593 | 12.9% | 121,686 | 12.0% |

1) Amounts include Financial guarantees provided.

## c) Changes in the provision for loan losses and Allowance for Financial Guarantees Provided

| | 06/30/2024 | 12/31/2023 |
|---|---|---|
| **Opening balance - 01/01** | **(55,380)** | **(56,590)** |
| Net increase for the period | (17,924) | (36,155) |
| Minimum | (18,537) | (36,871) |
| Financial Guarantees Provided | (19) | (150) |
| Additional | 632 | 866 |
| Write-Off | 19,456 | 36,823 |
| Other | (624) | 542 |
| **Closing balance** | **(54,472)** | **(55,380)** |
| Minimum | (37,795) | (38,090) |
| Financial Guarantees Provided | (956) | (937) |
| Additional [1] | (15,721) | (16,353) |

1) Includes Provision for Loan Commitments.

The provision for loan losses regarding the lease portfolio amounts to R$ (231) (R$ (177) at 12/31/2023).

At 06/30/2024, the balance of the provision regarding the loan portfolio is equivalent to 5.8% (6.1% at 12/31/2023).

The following table presents the changes in the provision for loan losses of the loan portfolio of ITAÚ UNIBANCO HOLDING:

| | 06/30/2024 | 12/31/2023 |
|---|---|---|
| **Opening balance - 01/01** | **(13,679)** | **(14,552)** |
| Net increase for the period | (5,642) | (11,415) |
| Minimum | (5,475) | (11,713) |
| Additional | (167) | 298 |
| Write-Off | 6,304 | 12,288 |
| **Closing balance** | **(13,017)** | **(13,679)** |
| Minimum | (9,755) | (10,584) |
| Additional | (3,262) | (3,095) |

The Additional Allowance includes Provision for Loan Commitments.

## d) Renegotiation of credits

| | 06/30/2024 | | | 12/31/2023 | | |
|---|---|---|---|---|---|---|
| | Portfolio | Provision for Loan Losses | % | Portfolio | Provision for Loan Losses | % |
| Total renegotiated loans | 37,417 | (15,427) | 41.2% | 39,022 | (15,310) | 39.2% |
| (-) Renegotiated loans overdue up to 30 days (1) | (11,808) | 3,732 | 31.6% | (12,162) | 3,681 | 30.3% |
| Renegotiated loans overdue over 30 days (1) | 25,609 | (11,695) | 45.7% | 26,860 | (11,629) | 43.3% |

1) Delays determined upon renegotiation.

The amount related to Renegotiated loans of the Lease Portfolio are R$ 77 (R$ 60 at 12/31/2023).

In ITAÚ UNIBANCO HOLDING, the renegotiated loans balance totals R$ 5,942 (R$ 6,271 at 12/31/2023), and its respective provision for losses is R$ (2,782) (R$ (2,917) at 12/31/2023).

## e) Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution nº. 2,921, of January 17, 2002.

| | 06/30/2024 | | | | | 12/31/2023 | 01/01 to 06/30/2024 | 01/01 to 06/30/2023 |
|---|---|---|---|---|---|---|---|---|
| | 0 - 30 | 31 - 180 | 181 - 365 | Over 365 days | Total | Total | Income (expenses) | Income (expenses) |
| Restricted operations on assets | | | | | | | | |
| Loan operations | - | - | 6 | 9,050 | 9,056 | 6,684 | 1,330 | (353) |
| Liabilities - restricted operations on assets | | | | | | | | |
| Foreign borrowing through securities | - | - | 9 | 9,050 | 9,059 | 6,686 | (1,330) | 353 |

In the periods there were no balances in default.

## f) Operations of sale or transfers and acquisition of financial assets

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

| Nature of operation | 06/30/2024 | | | | 12/31/2023 | | | |
|---|---|---|---|---|---|---|---|---|
| | Assets | | Liabilities (1) | | Assets | | Liabilities (1) | |
| | Book value | Fair value | Book value | Fair value | Book value | Fair value | Book value | Fair value |
| Mortgage Loan | 126 | 124 | 125 | 124 | 139 | 140 | 139 | 139 |
| Working capital | 449 | 449 | 449 | 449 | 502 | 502 | 502 | 502 |
| **Total** | **575** | **573** | **574** | **573** | **641** | **642** | **641** | **641** |

1) Under Other liabilities Sundry.

From 01/01 to 06/30/2024 operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 58 (R$ 132 from 01/01 to 06/30/2023), net of the Provision for Loan Losses.

## g) Government Programs for Granting Credit

| Risk levels | 06/30/2024 | | | | | | | | | | 12/31/2023 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | AA | A | B | C | D | E | F | G | H | Total | Total |
| Emergency Employment Support Program (PESE) | - | - | - | - | - | - | 4 | - | 1 | 5 | 15 |
| Existing allowance [1] | - | - | - | - | - | - | - | - | - | - | (2) |
| National Support Program for Micro and Small Companies (PRONAMPE) | 1,541 | 1,131 | 10,243 | 64 | 11 | 2 | 211 | 271 | 1 | 13,475 | 11,740 |
| Existing allowance [2] | - | (6) | (102) | (2) | (1) | (1) | (106) | (189) | (1) | (408) | (383) |
| Emergency Program for Access to Credit (PEAC FGI) | 7,679 | 484 | 1,950 | 261 | 142 | 104 | 333 | 149 | 57 | 11,159 | 12,221 |
| Existing allowance [2] | - | (2) | (19) | (8) | (14) | (31) | (167) | (104) | (57) | (402) | (312) |

1) Allowance recognized on the loan portion which risk is of ITAÚ UNIBANCO HOLDING CONSOLIDATED, i.e., 15% of the loan portfolio.

2) Allowance considers the double counting of delay periods for risk level classification purposes.

## Note 7 - Funding, borrowing and onlending

The accounting policy on deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowing and onlending and subordinated debt is presented in Note 2b IV.

### a) Summary

| | 06/30/2024 | | | | | 12/31/2023 |
|---|---|---|---|---|---|---|
| | 0-30 | 31-180 | 181-365 | Over 365 days | Total | Total |
| Deposits | 378,951 | 89,751 | 54,216 | 494,247 | 1,017,165 | 951,352 |
| Deposits received under securities repurchase agreements | 389,692 | 1,448 | 4,074 | 35,525 | 430,739 | 389,311 |
| Funds from acceptances and issuance of securities | 11,980 | 45,026 | 54,838 | 194,179 | 306,023 | 301,635 |
| Borrowing and onlending | 15,010 | 47,441 | 33,380 | 20,914 | 116,745 | 99,788 |
| Subordinated debt | 31 | - | - | 51,425 | 51,456 | 46,677 |
| **Total** | **795,664** | **183,666** | **146,508** | **796,290** | **1,922,128** | **1,788,763** |
| % per maturity date | 41.4% | 9.6% | 7.6% | 41.4% | 100.0% | |
| **Total - 12/31/2023** | **715,794** | **168,900** | **140,540** | **763,529** | **1,788,763** | |
| % per maturity date | 40.0% | 9.4% | 7.9% | 42.7% | 100.0% | |

### b) Deposits

| | 06/30/2024 | | | | | 12/31/2023 |
|---|---|---|---|---|---|---|
| | 0-30 | 31-180 | 181-365 | Over 365 days | Total | Total |
| **Interest-bearing deposits** | **254,591** | **89,751** | **54,216** | **494,247** | **892,805** | **837,804** |
| Savings deposits | 179,030 | - | - | - | 179,030 | 174,765 |
| Interbank deposits | 2,493 | 1,705 | 29 | 1,488 | 5,715 | 6,448 |
| Time deposits | 73,068 | 88,046 | 54,187 | 492,759 | 708,060 | 656,591 |
| **Non-interest bearing deposits** | **124,360** | - | - | - | **124,360** | **113,548** |
| Demand deposits | 116,460 | - | - | - | 116,460 | 105,634 |
| Other deposits | 7,900 | - | - | - | 7,900 | 7,914 |
| **Total** | **378,951** | **89,751** | **54,216** | **494,247** | **1,017,165** | **951,352** |
| % per maturity date | 37.3% | 8.8% | 5.3% | 48.6% | 100.0% | |
| **Total – 12/31/2023** | **347,885** | **78,984** | **53,949** | **470,534** | **951,352** | |
| % per maturity date | 36.6% | 8.3% | 5.7% | 49.4% | 100.0% | |

### c) Deposits received under securities repurchase agreements

| | 06/30/2024 | | | | | 12/31/2023 |
|---|---|---|---|---|---|---|
| | 0 - 30 | 31 - 180 | 181 - 365 | Over 365 days | Total | Total |
| **Own portfolio** | **230,149** | **18** | **2** | **8** | **230,177** | **178,775** |
| Government securities | 195,435 | 16 | - | 1 | 195,452 | 147,656 |
| Corporate securities | 31,332 | - | 2 | - | 31,334 | 30,714 |
| Own issue | 1 | - | - | 7 | 8 | 8 |
| Foreign | 3,381 | 2 | - | - | 3,383 | 397 |
| **Third-party portfolio** | **116,516** | - | - | - | **116,516** | **134,807** |
| **Free portfolio** | **43,027** | **1,430** | **4,072** | **35,517** | **84,046** | **75,729** |
| **Total** | **389,692** | **1,448** | **4,074** | **35,525** | **430,739** | **389,311** |
| % per maturity date | 90.5% | 0.3% | 0.9% | 8.3% | 100.0% | |
| **Total - 12/31/2023** | **352,451** | **1,181** | **4,200** | **31,479** | **389,311** | |
| % per maturity date | 90.5% | 0.3% | 1.1% | 8.1% | 100.0% | |

## d) Funds from acceptances and issuance of securities

| | 06/30/2024 | | | | | 12/31/2023 |
|---|---|---|---|---|---|---|
| | 0-30 | 31-180 | 181-365 | Over 365 days | Total | Total |
| **Real estate, mortgage, credit and similar notes** | **10,414** | **41,439** | **46,566** | **125,022** | **223,441** | **228,414** |
| Financial bills | 4,767 | 22,936 | 14,840 | 37,322 | 79,865 | 81,197 |
| Real estate credit bills | 2,416 | 8,814 | 16,408 | 16,271 | 43,909 | 48,955 |
| Rural credit bills | 749 | 7,796 | 8,572 | 22,212 | 39,329 | 39,072 |
| Guaranteed real estate bills | 2,482 | 1,893 | 6,746 | 49,217 | 60,338 | 59,190 |
| **Foreign loans through securities** | **1,514** | **3,111** | **6,666** | **57,856** | **69,147** | **62,999** |
| Brazil risk note programme | 111 | 670 | 3,487 | 4,061 | 8,329 | 7,758 |
| Structure note issued | 264 | 1,254 | 1,565 | 6,340 | 9,423 | 8,409 |
| Bonds | 1,125 | 933 | 444 | 36,047 | 38,549 | 36,324 |
| Fixed rate notes | 8 | - | - | 9,230 | 9,238 | 6,810 |
| Eurobonds | 2 | 20 | 965 | 53 | 1,040 | 832 |
| Mortgage notes | - | 2 | 5 | 61 | 68 | 76 |
| Other | 4 | 232 | 200 | 2,064 | 2,500 | 2,790 |
| **Funding from structured operations certificates** | **52** | **476** | **1,606** | **11,301** | **13,435** | **10,222** |
| Total | 11,980 | 45,026 | 54,838 | 194,179 | 306,023 | 301,635 |
| % per maturity date | 3.9% | 14.7% | 17.9% | 63.5% | 100.0% | |
| Total - 12/31/2023 | 5,799 | 39,333 | 54,993 | 201,510 | 301,635 | |
| % per maturity date | 2.0% | 13.0% | 18.2% | 66.8% | 100.0% | |

The fair value of Funding from structured operations certificates is R$ 15,029 (R$ 11,448 at 12/31/2023).

### Guaranteed Real Estate Notes

Guaranteed Real Estate Bills (LIGs) are registered, transferrable and free trade credit securities, that are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system.

The "Termo de emissão registrado", which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, in the section Resultados e relatórios / Documentos regulatórios / Letra imobiliária garantida.

### I – Breakdown of Asset Portfolio

The asset portfolio linked to LIGs corresponds to 2.35% of ITAÚ UNIBANCO HOLDING CONSOLIDATED's total assets. Its breakdown is presented in the table below. Further details are available in the "Demonstrativo de carteira de ativos (mensal)", in the section Resultados e relatórios / Documentos regulatórios / Letra imobiliária garantida.

| | 06/30/2024 | 12/31/2023 |
|---|---|---|
| Real estate loans | 61,667 | 63,114 |
| Government securities - Brazil | 7,158 | 3,384 |
| **Total asset portfolio** | **68,825** | **66,498** |
| **Total adjusted asset portfolio** | **68,825** | **66,498** |
| **Liabilities for issue of LIGs** | **60,338** | **59,190** |
| **Remuneration of the Fiduciary Agent** | **3** | **3** |

**II - Requirements of asset portfolio**

| | 06/30/2024 | 12/31/2023 |
|---|---|---|
| **Breakdown** | **89.6%** | **94.9%** |
| **Sufficiency** | | |
| Notional amount | 114.1% | 112.4% |
| Present value under stress | 100.2% | 113.2% |
| **Weighted average term** | | |
| Of the asset portfolio | 133.5 months | 141.6 months |
| Of outstanding LIGs | 34.2 months | 38.9 months |
| **Liquidity** | | |
| Net assets | 11,526 | 5,224 |

## e) Borrowing and onlending

| | 06/30/2024 | | | | | 12/31/2023 |
|---|---|---|---|---|---|---|
| | 0-30 | 31-180 | 181-365 | Over 365 days | Total | Total |
| **Borrowing** | **14,448** | **45,645** | **31,465** | **11,027** | **102,585** | **86,701** |
| In Brazil | 1,433 | - | - | - | 1,433 | 3,902 |
| Foreign [(1)] | 13,015 | 45,645 | 31,465 | 11,027 | 101,152 | 82,799 |
| **Onlending - In Brazil – Official Institutions** | **562** | **1,796** | **1,915** | **9,887** | **14,160** | **13,087** |
| BNDES | 269 | 289 | 416 | 3,958 | 4,932 | 3,864 |
| FINAME | 284 | 1,355 | 1,474 | 5,513 | 8,626 | 8,519 |
| Other | 9 | 152 | 25 | 416 | 602 | 704 |
| **Total** | **15,010** | **47,441** | **33,380** | **20,914** | **116,745** | **99,788** |
| % per maturity date | 12.9% | 40.6% | 28.6% | 17.9% | 100.0% | |
| **Total - 12/31/2023** | **9,658** | **48,567** | **27,398** | **14,165** | **99,788** | |
| % per maturity date | 9.7% | 48.7% | 27.5% | 14.1% | 100.0% | |

1) Foreign borrowing are basically represented by foreign exchange trade transactions relating to export pre-financing and import financing.

## f) Subordinated debt, including perpetual debts

| | 06/30/2024 | | | | | 12/31/2023 |
|---|---|---|---|---|---|---|
| | 0 - 30 | 31 - 180 | 181 - 365 | Over 365 days | Total | Total |
| Financial bills | - | - | - | 22,365 | 22,365 | 20,256 |
| Euronotes | - | - | - | 22,157 | 22,157 | 19,262 |
| Bonds | 31 | - | - | 6,903 | 6,934 | 7,159 |
| **Total** | **31** | **-** | **-** | **51,425** | **51,456** | **46,677** |
| % per maturity date | 0.1% | - | - | 99.9% | **100.0%** | |
| **Total - 12/31/2023** | **1** | **835** | **-** | **45,841** | **46,677** | |
| % per maturity date | - | 1.8% | - | 98.2% | **100.0%** | |

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Subordinated euronotes in the amount of R$ 22,175 (R$ 19,315 at 12/31/2023) with maturity over 365 days and Subordinated financial bills in the amount of R$ 22,364 (R$ 20,256 at 12/31/2023) with maturity over 365 days.

| Name of security / currency | Principal amount (original currency) | Issue | Maturity | Return p.a. | 06/30/2024 | 12/31/2023 |
|---|---|---|---|---|---|---|
| **Subordinated financial bills - BRL** | | | | | | |
| | 2,146 | 2019 | Perpetual | 114% of SELIC | 2,372 | 2,237 |
| | 935 | 2019 | Perpetual | SELIC + 1.17% to 1.19% | 974 | 1,052 |
| | 50 | 2019 | 2028 | CDI + 0.72% | 75 | 71 |
| | 2,281 | 2019 | 2029 | CDI + 0.75% | 3,408 | 3,227 |
| | 450 | 2020 | 2029 | CDI + 1.85% | 672 | 633 |
| | 106 | 2020 | 2030 | IPCA + 4.64% | 159 | 151 |
| | 1,556 | 2020 | 2030 | CDI + 2% | 2,337 | 2,199 |
| | 5,488 | 2021 | 2031 | CDI + 2% | 7,938 | 7,469 |
| | 1,005 | 2022 | Perpetual | CDI + 2.4% | 1,096 | 1,029 |
| | 1,161 | 2023 | 2034 | 102% of CDI | 1,204 | 1,141 |
| | 108 | 2023 | 2034 | CDI + 0.2% | 113 | 107 |
| | 122 | 2023 | 2034 | 10.63% | 127 | 121 |
| | 700 | 2023 | Perpetual | CDI + 1.9% | 757 | 713 |
| | 107 | 2023 | 2034 | IPCA + 5.48% | 112 | 106 |
| | 530 | 2024 | 2034 | 100% of CDI | 541 | - |
| | 470 | 2024 | 2039 | 102% of CDI | 480 | - |
| | | | | **Total** | **22,365** | **20,256** |
| **Subordinated euronotes - USD** | | | | | | |
| | 1,250 | 2017 | Perpetual | 7.72% | 6,974 | 6,042 |
| | 750 | 2018 | Perpetual | 7.86% | 4,261 | 3,709 |
| | 750 | 2019 | 2029 | 4.50% | 4,189 | 3,640 |
| | 700 | 2020 | Perpetual | 4.63% | 3,937 | 3,441 |
| | 501 | 2021 | 2031 | 3.88% | 2,796 | 2,430 |
| | | | | **Total** | **22,157** | **19,262** |
| **Subordinated bonds - CLP** | | | | | | |
| | 180,351 | 2008 | 2033 | 3.50% to 4.92% | 1,481 | 1,366 |
| | 97,962 | 2009 | 2035 | 4.75% | 1,158 | 1,060 |
| | 1,060,250 | 2010 | 2032 | 4.35% | 115 | 105 |
| | 1,060,250 | 2010 | 2035 | 3.90% to 3.96% | 265 | 242 |
| | 1,060,250 | 2010 | 2036 | 4.48% | 1,262 | 1,152 |
| | 1,060,250 | 2010 | 2038 | 3.93% | 919 | 839 |
| | 1,060,250 | 2010 | 2040 | 4.15% to 4.29% | 708 | 647 |
| | 1,060,250 | 2010 | 2042 | 4.45% | 345 | 315 |
| | 57,168 | 2014 | 2034 | 3.80% | 452 | 412 |
| | | | | **Total** | **6,705** | **6,138** |
| **Subordinated bonds - COP** | | | | | | |
| | 146,000 | 2013 | 2028 | IPC + 2% | 198 | 186 |
| | 780,392 | 2014 | 2024 | LIB | - | 835 |
| | | | | **Total** | **198** | **1,021** |
| **Subordinated bonds - USD** | | | | | | |
| | 172 | 2023 | 2024 | 8.90% | 31 | - |
| | | | | **Total** | **31** | - |
| **Total** | | | | | **51,456** | **46,677** |

## Note 8 - Insurance, private pension plan and premium bonds operations

The accounting policy on insurance, private pension and premium bonds operations is presented in Note 2b XVI.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, technical provisions aim to reduce the risks involved in insurance contracts, private pension plans and premium bonds, and are recognized according to the technical notes approved by SUSEP.

**I - Insurance and private pension plan:**

- **Provision for unearned premiums (PPNG) -** recognized based on insurance premiums to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis.

- **Provision for unsettled claims (PSL) -** recognized to cover expected amounts for reported claims, including accepted coinsurance operations, gross of reinsurance operations and net of assigned coinsurance operations, as applicable. It covers amounts related to indemnities and benefits, including monetary restatements, interest, exchange variations and contractual fines, in addition to estimated amounts related to lawsuits. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement.

- **Provision for claims incurred and not reported (IBNR) -** recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including accepted coinsurance operations, gross of reinsurance operations and net of assigned coinsurance operations. It includes amounts related to indemnities, benefits and income considering the amounts referring to lawsuits.

- **Mathematical provisions for benefits to be granted (PMBAC) -** recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred.

- **Mathematical provisions for granted benefits (PMBC) -** recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred.

- **Provision for financial surplus (PEF) -** recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

- **Supplemental Coverage Reserve (PCC) -** recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations.

- **Provision for redemptions and other amounts to be regularized (PVR) -** recognized for the coverage of amounts related to redemptions to be regularized, returned premiums, contributions or funds, portability to be regularized, premiums received and not quoted, past-due income and benefits to be regularized related to survival coverage.

- **Provision for Expenses Related to Structured Products in Simple Distribution Financial System (PDR) and Provision for Expenses Related to Structured Products in Capitalization Financial System or Capital Distribution by Coverage (PDC) -** recognized to cover the expected amounts related to expenses referring to benefits and indemnities, due to events occurred and to occur, being segregated according to the product financial system.

**II - Premium Bonds:**

- **Mathematical provision for premium bonds (PMC) -** recognized until the event triggering the benefit occurs, and covers of the portion of the amounts collected for premium bonds.

- **Provision for redemption (PR) -** recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received.

- **Provision for prize draws to be held (PSR) -** recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held.

- **Provision for prize draws payable (PSP)** - recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received.

- **Supplementary provision for prize draws (PCS)** - recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held.

## a) Technical provisions balances

| | Insurance | | Pension plan | | Premium bonds | | Total | |
|---|---|---|---|---|---|---|---|---|
| | 06/30/2024 | 12/31/2023 | 06/30/2024 | 12/31/2023 | 06/30/2024 | 12/31/2023 | 06/30/2024 | 12/31/2023 |
| Uneamed premiums (PPNG) | 4,296 | 4,054 | 10 | 11 | - | - | 4,306 | 4,065 |
| Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC) | 17 | 16 | 281,412 | 265,177 | - | - | 281,429 | 265,193 |
| Redemptions and other unsettled amounts (PVR) | 19 | 5 | 988 | 630 | - | - | 1,007 | 635 |
| Financial surplus (PEF) | - | - | 698 | 729 | - | - | 698 | 729 |
| Unsettled claims (PSL) | 483 | 475 | 11 | 85 | - | - | 494 | 560 |
| Claims / events incurred but not reported (IBNR) | 420 | 410 | 26 | 26 | - | - | 446 | 436 |
| Related expenses (PDR/PDC) | 28 | 29 | 52 | 53 | - | - | 80 | 82 |
| Mathematical provision for premium bonds (PMC) and redemption (PR) | - | - | - | - | 3,378 | 3,146 | 3,378 | 3,146 |
| Prize draws payable (PSP) and to be held (PSR) | - | - | - | - | 8 | 8 | 8 | 8 |
| Other provisions | 142 | 140 | 107 | - | - | - | 249 | 140 |
| **Total technical provisions (a)** | **5,405** | **5,129** | **283,304** | **266,711** | **3,386** | **3,154** | **292,095** | **274,994** |
| **Current** | **3,984** | **3,838** | **1,101** | **805** | **3,386** | **3,154** | **8,471** | **7,797** |
| **Non-current** | **1,421** | **1,291** | **282,203** | **265,906** | **-** | **-** | **283,624** | **267,197** |

## b) Assets guaranteeing technical provisions

| | Insurance | | Pension plan | | Premium bonds | | Total | |
|---|---|---|---|---|---|---|---|---|
| | 06/30/2024 | 12/31/2023 | 06/30/2024 | 12/31/2023 | 06/30/2024 | 12/31/2023 | 06/30/2024 | 12/31/2023 |
| **Interbank investments** | **790** | **285** | **891** | **1,142** | **1,054** | **750** | **2,735** | **2,177** |
| **Securities and derivative financial instruments** | **2,873** | **3,288** | **282,715** | **266,521** | **2,480** | **2,543** | **288,068** | **272,352** |
| PGBL / VGBL fund quotas (1) | - | - | 269,543 | 253,286 | - | - | 269,543 | 253,286 |
| Other government securities and corporate securities | 2,873 | 3,288 | 13,172 | 13,235 | 2,480 | 2,543 | 18,525 | 19,066 |
| **Receivables from insurance and reinsurance operations (2)** | **1,966** | **1,743** | **505** | **85** | **-** | **-** | **2,471** | **1,828** |
| Credit rights | 1,654 | 1,387 | - | - | - | - | 1,654 | 1,387 |
| Other credits | 312 | 356 | 505 | 85 | - | - | 817 | 441 |
| **Total Guarantee Assets (b)** | **5,629** | **5,316** | **284,111** | **267,748** | **3,534** | **3,293** | **293,274** | **276,357** |
| **Total Excess Coverage (b-a)** | **224** | **187** | **807** | **1,037** | **148** | **139** | **1,179** | **1,363** |

1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to lliabilitie in Pension plan technical provision accounts (Note 8a).

2) Recorded under Other receivables and Other assets.

## Note 9 - Provisions, contingent assets and contingent liabilities

The accounting policy on provisions, contingent assets and contingent liabilities is presented in Note 2b XVII.

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

### a) Contingent assets

There are no contingent assets recorded.

### b) Provisions and contingencies

ITAÚ UNIBANCO HOLDING CONSOLIDATED's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations.

#### Civil lawsuits

In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney's Office, on behalf of the savings accounts holders. In relation to these lawsuits, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision.

In December 2017, through mediation of the Federal Attorney's Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period.

Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to extend the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period.

### Labor claims

Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, and pension plan supplement, among others.

### Other risks

These are quantified and accrued on the basis of the amount of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned.

### I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:

| | Note | 06/30/2024 | | | | 12/31/2023 |
|---|---|---|---|---|---|---|
| | | Civil | Labor | Other Risks | Total | Total |
| **Opening balance - 01/01** | | 3,203 | 7,821 | 2,141 | 13,165 | 13,261 |
| (-) Provisions guaranteed by indemnity clause | 2b X | (205) | (962) | - | (1,167) | (1,159) |
| **Subtotal** | | 2,998 | 6,859 | 2,141 | 11,998 | 12,102 |
| Adjustment / Interest | | 75 | 260 | - | 335 | 417 |
| **Changes in the period reflected in income** | | 791 | 1,292 | 167 | 2,250 | 4,045 |
| Increase | | 1,087 | 1,496 | 167 | 2,750 | 5,005 |
| Reversal | | (296) | (204) | - | (500) | (960) |
| Payment / Transfer | | (837) | (1,468) | (1,421) | (3,726) | (4,566) |
| **Subtotal** | | 3,027 | 6,943 | 887 | 10,857 | 11,998 |
| (+) Provisions guaranteed by indemnity clause | 2b X | 194 | 1,074 | - | 1,268 | 1,167 |
| **Closing balance** | | 3,221 | 8,017 | 887 | 12,125 | 13,165 |
| **Current** | | 1,562 | 3,017 | 887 | 5,466 | 6,562 |
| **Non-current** | | 1,659 | 5,000 | - | 6,659 | 6,603 |
| **Closing balance at 12/31/2023** | | 3,203 | 7,821 | 2,141 | 13,165 | |

### II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the change in the provisions:

| | Note | 06/30/2024 | | | 12/31/2023 |
|---|---|---|---|---|---|
| | | Legal Obligation - Note 11c | Tax and Social Security Obligations | Total | Total |
| **Opening balance - 01/01** | | 2,634 | 3,945 | 6,579 | 6,214 |
| (-) Provisions guaranteed by indemnity clause | 2b X | - | (79) | (79) | (75) |
| **Subtotal** | | 2,634 | 3,866 | 6,500 | 6,139 |
| Adjustment / Interest | | 57 | 106 | 163 | 382 |
| **Changes in the period reflected in income** | | (38) | (89) | (127) | 373 |
| Increase | | 21 | 11 | 32 | 722 |
| Reversal | | (59) | (100) | (159) | (349) |
| Payment | | (4) | (92) | (96) | (394) |
| **Subtotal** | | 2,649 | 3,791 | 6,440 | 6,500 |
| (+) Provisions guaranteed by indemnity clause | 2b X | - | 81 | 81 | 79 |
| **Closing balance** | | 2,649 | 3,872 | 6,521 | 6,579 |
| **Current** | | - | - | - | - |
| **Non-current** | | 2,649 | 3,872 | 6,521 | 6,579 |
| **Closing balance at 12/31/2023** | | 2,634 | 3,945 | 6,579 | |

The main discussions related to Tax and social security obligations are described below:

- INSS – Non-compensatory Amounts – R$ 2,026: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,339.

- PIS and COFINS – Calculation Basis – R$ 720: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 706.

**III - Contingencies not provided for in the balance sheet**

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for. They are mainly composed of:

**Civil lawsuits and labor claims**

In Civil Lawsuits with possible loss, total estimated risk is R$ 5,667 (R$ 5,569 at 12/31/2023), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 973 (R$ 870 at 12/31/2023).

**Tax and social security obligations**

Tax and social security obligations of possible loss totaled R$ 46,003 (R$ 45,080 at 12/31/2023), and the main cases are described below:

- INSS – Non-compensatory Amounts – R$ 9,881: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options.

- ISS – Banking Activities/Provider Establishment – R$ 7,901: the levy and/or payment place of ISS for certain banking revenues are discussed.

- IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,778: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies.

- IRPJ and CSLL – Goodwill – Deduction – R$ 4,009: the deductibility of goodwill for future expected profitability on the acquisition of investments.

- PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,822: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations.

- IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed - R$ 2,345: cases in which the liquidity and the certainty of credits offset are discussed.

- IRPJ and CSLL – Disallowance of Losses – R$ 1,332: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision.

- IRPJ and CSLL - Deductibility of Loss in Loan Operations - R$ 2,591: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans.

**c) Accounts receivable – Reimbursement of provisions**

The receivables balance arising from reimbursements of contingencies totals R$ 779 (R$ 943 at 12/31/2023) (Note 10a), arising mainly from the collateral established in 1997 the Banco Banerj S.A. privatization process, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims.

## d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED and basically consist of:

| | | 06/30/2024 | | | | 12/31/2023 |
|---|---|---|---|---|---|---|
| | Note | Civil | Labor | Tax | Total | Total |
| Deposits in guarantee | 10a | 1,960 | 2,112 | 9,459 | 13,531 | 13,277 |
| Investment fund quotas | | 454 | 85 | 2 | 541 | 574 |
| Surety | | 69 | 58 | 5,840 | 5,967 | 5,683 |
| Insurance bond | | 1,911 | 1,626 | 18,162 | 21,699 | 21,011 |
| Guarantee by government securities | | - | - | 342 | 342 | 325 |
| **Total** | | **4,394** | **3,881** | **33,805** | **42,080** | **40,870** |

## Note 10 - Breakdown of accounts

### a) Other receivables - Sundry

| | Note | 06/30/2024 | 12/31/2023 |
|---|---|---|---|
| Foreign exchange portfolio | 10b | 178,435 | 126,945 |
| Trading and intermediation of securities | | 22,642 | 19,494 |
| Deposits in guarantee of contingencies, provisions and legal obligations | 9d | 13,531 | 13,277 |
| Operations without credit granting characteristics, net of provisions | | 12,041 | 10,325 |
| Income receivable | | 3,936 | 3,442 |
| Sundry domestic | | 7,839 | 5,941 |
| Receivables from insurance and reinsurance operations | | 2,209 | 2,137 |
| Sundry foreign | | 698 | 771 |
| Net amount receivables from reimbursement of provisions | 9c | 779 | 943 |
| Assets of post-employment benefit plans | 19e | 429 | 343 |
| Other | | 2,447 | 2,061 |
| **Total** | | **244,986** | **185,679** |
| **Current** | | **210,620** | **163,615** |
| **Non-current** | | **34,366** | **22,064** |

### b) Foreign exchange portfolio

| | Note | 06/30/2024 | 12/31/2023 |
|---|---|---|---|
| **Assets - other receivables** | **10a** | **178,435** | **126,945** |
| Exchange purchase pending settlement – foreign currency | | 104,844 | 68,796 |
| Bills of exchange and term documents – foreign currency | | 2 | 2 |
| Exchange sale rights – local currency | | 74,431 | 59,076 |
| (Advances received) – local currency | | (842) | (929) |
| **Liabilities – other liabilities** | **2a, 10d** | **177,213** | **129,303** |
| Exchange sales pending settlement – foreign currency | | 74,119 | 60,244 |
| Liabilities from purchase of foreign currency – local currency | | 102,966 | 68,936 |
| Other | | 128 | 123 |
| **Offsetting accounts** | | **4,890** | **3,914** |
| Outstanding import credits – foreign currency | | 2,460 | 1,997 |
| Confirmed export credits – foreign currency | | 2,430 | 1,917 |

### c) Prepaid expenses

| | 06/30/2024 | 12/31/2023 |
|---|---|---|
| Publicity and advertising | 1,040 | 1,272 |
| Commissions related to software maintenance | 1,132 | 1,000 |
| Commissions | 449 | 417 |
| Related to insurance and pension plan | 20 | 20 |
| Related to vehicle financing | 5 | 9 |
| Other | 424 | 388 |
| Credit Card Operating Expenses | 559 | 893 |
| Legal Protection Insurance | 162 | 165 |
| Municipal Tax | 81 | 10 |
| Other | 1,617 | 1,347 |
| **Total** | **5,040** | **5,104** |
| **Current** | **4,385** | **4,115** |
| **Non-current** | **655** | **989** |

### d) Other liabilities - Sundry

| | Note | 06/30/2024 | 12/31/2023 |
|---|---|---|---|
| Foreign exchange portfolio | 10b | 177,213 | 129,303 |
| Payment transactions | | 71,728 | 71,403 |
| Trading and intermediation of securities | | 20,751 | 19,336 |
| Charging and collection of taxes and similar | | 9,194 | 520 |
| Social and statutory | | 8,884 | 10,675 |
| Transactions related to credit assignments | 6f | 574 | 641 |
| Provisions for sundry payments | | 2,487 | 2,788 |
| Sundry foreign | | 3,914 | 3,516 |
| Sundry domestic | | 6,066 | 4,283 |
| Personnel provision | | 3,134 | 2,386 |
| Funds to be released | | 2,961 | 1,699 |
| Obligations on official agreements and rendering of payment services | | 1,837 | 2,035 |
| Liabilities from post-employment benefit plans | 19e | 2,334 | 2,772 |
| Income receivable | | 1,290 | 1,339 |
| Other | | 2,185 | 1,956 |
| **Total** | | **314,552** | **254,652** |
| **Current** | | **293,852** | **242,391** |
| **Non-current** | | **20,700** | **12,261** |

#### e) Commissions and Banking Fees

The accounting policy on commissions and banking fees is presented in Note 2b XX.

The main services provided by ITAÚ UNIBANCO HOLDING CONSOLIDATED are:

- **Credit and debit cards:** refer mainly to fees charged by card issuers and acquirers for processing card transactions, annuities charged for the availability and management of credit card and the rental of Rede machines.

- **Current account services:** substantially composed of current account maintenance fees, according to each service package granted to the customer, transfers carried through PIX (Central Bank of Brazil's instant payments system) in corporate packages, withdrawals from demand deposit account and money order.

- **Funds management:** refer to fees charged for the management and performance of investment funds and consortia administration.

- **Economic, financial and brokerage advisory:** refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchanges.

| | 01/01 to 06/30/2024 | 01/01 to 06/30/2023 |
|---|---|---|
| Credit and debit cards | 9,853 | 10,279 |
| Current account services | 3,240 | 3,522 |
| Asset management | 4,113 | 3,905 |
| Funds | 3,451 | 3,226 |
| Consortia | 662 | 679 |
| Credit operations and Financial guarantees provided | 1,456 | 1,402 |
| Credit operations | 667 | 690 |
| Financial guarantees provided | 789 | 712 |
| Collection services | 1,040 | 1,014 |
| Advisory services and Brokerage | 2,660 | 1,520 |
| Custody services | 309 | 293 |
| Other | 1,734 | 1,511 |
| **Total** | **24,405** | **23,446** |

#### f) Personnel expenses

| | 01/01 to 06/30/2024 | 01/01 to 06/30/2023 |
|---|---|---|
| Compensation, Payroll charges, Welfare benefits, Dismissals and Training | (11,277) | (10,892) |
| Employees' profit sharing and Share-based payment | (3,660) | (3,061) |
| **Total** | **(14,937)** | **(13,953)** |

### g) Other administrative expenses

| | 01/01 to 06/30/2024 | 01/01 to 06/30/2023 |
|---|---|---|
| Third-Party and Financial System Services, Security, Transportation and Travel expenses | (3,897) | (3,942) |
| Data processing and telecommunications | (2,512) | (2,429) |
| Installations and Materials | (1,623) | (1,780) |
| Depreciation and amortization | (2,678) | (2,529) |
| Advertising, promotions and publicity | (993) | (893) |
| Other | (729) | (666) |
| **Total** | **(12,432)** | **(12,239)** |

### h) Other operating expenses

| | 01/01 to 06/30/2024 | 01/01 to 06/30/2023 |
|---|---|---|
| Selling - credit cards | (2,922) | (2,873) |
| Selling of non-financial products | (2,393) | (978) |
| Operations without no credit granting characteristics, net of provision | (207) | (253) |
| Amortization of goodwill | (201) | (131) |
| Claims losses | (243) | (316) |
| Refund of interbank costs | (260) | (218) |
| Impairment | (21) | (38) |
| Other | (1,388) | (768) |
| **Total** | **(7,635)** | **(5,575)** |

## Note 11 - Taxes

The accounting policy on income tax and social contribution is presented in Note 2b XVIII.

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

| | | | |
|---|---|---|---|
| Income tax | 15.00% | PIS [(1)] | 0.65% |
| Additional income tax | 10.00% | COFINS [(1)] | 4.00% |
| Social contribution on net income | 20.00% | ISS up to | 5.00% |

1) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

**a) Expenses for taxes and contributions**

**I - Breakdown of Income tax and social contribution calculation on net income**

| Due on operations for the period | 01/01 to 06/30/2024 | 01/01 to 06/30/2023 |
|---|---|---|
| **Income before income tax and social contribution** | **25,113** | **20,399** |
| Charges (income tax and social contribution) at the rates in effect | (11,301) | (9,179) |
| **Increase / decrease in income tax and social contribution charges arising from:** | | |
| Equity income in affiliates and joint ventures | 469 | 298 |
| Interest on capital | 2,592 | 2,749 |
| Other non-deductible expenses net of non taxable income (1) | 291 | (218) |
| **Income tax and social contribution expenses** | **(7,949)** | **(6,350)** |
| **Related to temporary differences** | | |
| Increase / (reversal) for the period | 2,964 | 3,130 |
| **(Expenses) / Income related to deferred taxes** | **2,964** | **3,130** |
| **Total income tax and social contribution expenses** | **(4,985)** | **(3,220)** |

1) Includes temporary (additions) and exclusions.

**II - Tax expenses**

| | 01/01 to 06/30/2024 | 01/01 to 06/30/2023 |
|---|---|---|
| PIS and COFINS | (3,525) | (3,700) |
| ISS | (849) | (802) |
| Other | (406) | (554) |
| **Total** | **(4,780)** | **(5,056)** |

The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (862) (R$ (842) from 01/01 to 06/30/2023) and are mainly composed of PIS, COFINS and ISS.

**III - Tax effects of foreign exchange management of investments abroad**

In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedging), as mentioned in Note 22b.

The result of these transactions is computed in the calculation of the tax bases, according to their nature and the tax legislation in force, as well as the foreign exchange variation of the portion of hedged investments abroad, according regulations established by Law No. 14,031, of July 28, 2020.

**b) Deferred taxes**

**I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by:**

| | Origin | | Deferred Tax Assets | | | |
|---|---|---|---|---|---|---|
| | 06/30/2024 | 12/31/2023 | 12/31/2023 | Realization / Reversal | Increase | 06/30/2024 |
| **Reflected in income** | | | **60,390** | **(8,457)** | **12,184** | **64,117** |
| Provision for loan losses | 104,929 | 95,508 | 41,274 | (2,759) | 7,052 | 45,567 |
| Related to tax losses and social contribution loss carryforwards | | | 1,997 | (61) | 316 | 2,252 |
| Provision for profit sharing | 5,015 | 6,578 | 2,794 | (2,794) | 2,120 | 2,120 |
| Provision for devaluation of securities with permanent impairment | 2,878 | 2,731 | 1,228 | (205) | 271 | 1,294 |
| Adjustments to fair value of Trading securities and Derivative financial instruments | 161 | 123 | 61 | (61) | 84 | 84 |
| Goodwill on purchase of investments | 210 | 237 | 91 | (9) | - | 82 |
| Provisions | 13,507 | 13,453 | 5,869 | (1,145) | 1,157 | 5,881 |
| Civil lawsuits | 3,027 | 2,998 | 1,227 | (386) | 393 | 1,234 |
| Labor claims | 6,608 | 6,510 | 2,867 | (673) | 710 | 2,904 |
| Tax and social security obligations | 3,872 | 3,945 | 1,775 | (86) | 54 | 1,743 |
| Legal obligations | 853 | 720 | 279 | (1) | 62 | 340 |
| Provision related to health insurance operations | 955 | 955 | 382 | - | - | 382 |
| Other non-deductible provisions | 15,767 | 16,053 | 6,415 | (1,422) | 1,122 | 6,115 |
| **Reflected in stockholders' equity** | | | **3,119** | **(106)** | **1,736** | **4,749** |
| Adjustments to fair value of available for sale securities | 8,221 | 4,328 | 2,175 | (78) | 1,725 | 3,822 |
| Cash flow hedge | 185 | 240 | 120 | (28) | - | 92 |
| Post-employment benefits | 1,856 | 1,830 | 824 | - | 11 | 835 |
| **Total** (1) | **154,537** | **142,756** | **63,509** | **(8,563)** | **13,920** | **68,866** |
| **Social contribution for offsetting arising from Option established in article 8º of Provisional Measure nº. 2,158-35 of August 24, 2001** | | | **65** | **-** | **-** | **65** |

1) Deferred tax assets are classified in their totality as Non-current.

In ITAÚ UNIBANCO HOLDING, deferred tax assets totaled R$ 15,580 (R$ 13,946 at 12/31/2023) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 1,311 (R$ 1,278 at 12/31/2023), Provision for loan losses of R$ 12,958 (R$ 11,260 at 12/31/2023), Administrative provisions of R$ 91 (R$ 107 at 12/31/2023), Provisions for legal, tax and social security obligations of R$ 428 (R$ 397 at 12/31/2023), the realization of which is contingent upon the outcome of the respective lawsuits, Adjustments to fair value of available for sale securities of R$ 24 (R$ 106 at 12/31/2023), and Provision for reward program of R$ 133 (R$ 180 at 12/31/2023).

**II - The deferred tax liabilities balance and its changes are represented by:**

| | 12/31/2023 | Realization / Reversal | Increase | 06/30/2024 |
|---|---|---|---|---|
| **Reflected in income** | **5,207** | **(2,254)** | **3,008** | **5,961** |
| Depreciation in excess – finance lease | 130 | (15) | - | 115 |
| Adjustment of deposits in guarantee and provisions | 1,581 | (1) | 83 | 1,663 |
| Post-employment benefits | 15 | (12) | 233 | 236 |
| Adjustments to fair value of trading securities and derivative financial instruments | 1,594 | (1,594) | 1,951 | 1,951 |
| Adjustments of operations carried out on the future settlement market | 450 | (450) | 542 | 542 |
| Other | 1,437 | (182) | 199 | 1,454 |
| **Reflected in stockholders' equity** | **1,060** | **(20)** | **568** | **1,608** |
| Adjustments to fair value of available for sale securities | 1,052 | (20) | 568 | 1,600 |
| Post-employment benefits | 8 | - | - | 8 |
| **Total** (1) | **6,267** | **(2,274)** | **3,576** | **7,569** |

1) Deferred tax liabilities are classified in their totality as Non-current.

In ITAÚ UNIBANCO HOLDING, deferred tax liabilities totaled R$ 553 (R$ 632 at 12/31/2023) and are mainly represented by Adjustment of deposits in guarantee and provisions of R$ 381 (R$ 360 at 12/31/2023), Adjustments to fair value of available for sale securities of R$ 34 (R$ 17 at 12/31/2023), Depreciation in excess - finance lease of R$ 113 (R$ 128 at 12/31/2023), and Temporary adjustments on differences between accounting GAAP in interest abroad of R$ 4 (R$ 107 at 12/31/2023).

### III - The estimate of realization and present value of deferred tax assets and social contribution to offset, arising from Provisional Measure No. 2,158-35 of 08/24/2001 and from the deferred tax liabilities are:

| Year of realization | Deferred tax assets | | | | | | Social contribution for offsetting | % | Deferred tax liabilities | % | Net deferred taxes | % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Temporary differences | % | Tax loss/social contribution loss carryforwards | % | Total | % | | | | | | |
| 2024 | 12,489 | 18.7% | 784 | 34.8% | 13,273 | 19.3% | - | - | (971) | 12.8% | 12,302 | 20.0% |
| 2025 | 12,330 | 18.5% | 311 | 13.8% | 12,641 | 18.4% | - | - | (305) | 4.0% | 12,336 | 20.1% |
| 2026 | 12,640 | 19.0% | 15 | 0.7% | 12,655 | 18.4% | - | - | (219) | 2.9% | 12,436 | 20.3% |
| 2027 | 12,749 | 19.1% | 31 | 1.4% | 12,780 | 18.6% | - | - | (274) | 3.6% | 12,506 | 20.4% |
| 2028 | 5,009 | 7.5% | 746 | 33.1% | 5,755 | 8.4% | - | - | (585) | 7.7% | 5,170 | 8.4% |
| After 2028 | 11,397 | 17.2% | 365 | 16.2% | 11,762 | 16.9% | 65 | 100.0% | (5,215) | 69.0% | 6,612 | 10.8% |
| **Total** | **66,614** | **100.0%** | **2,252** | **100.0%** | **68,866** | **100.0%** | **65** | **100.0%** | **(7,569)** | **100.0%** | **61,362** | **100.0%** |
| **Present Value (1)** | **58,099** | | **1,997** | | **60,096** | | **49** | | **(5,831)** | | **54,314** | |

1) The average funding rate, net of tax effects, was used to determine the present value.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented above are not considered as an indication of future net income.

### IV - Deferred tax assets not accounted

At 06/30/2024, deferred tax assets not accounted for correspond to R$ 277 (R$ 273 at 12/31/2023) and result from Management's evaluation of their perspectives of realization in the long term.

### c) Current tax liabilities

| | Note | 06/30/2024 | 12/31/2023 |
|---|---|---|---|
| Taxes and contributions on income payable | | 5,724 | 6,153 |
| Other taxes and contributions payable | | 4,334 | 4,054 |
| Legal obligations | 9b II | 2,649 | 2,634 |
| **Total** | | **12,707** | **12,841** |
| **Current** | | **9,450** | **9,841** |
| **Non-current** | | **3,257** | **3,000** |

In ITAÚ UNIBANCO HOLDING, current tax liabilities totaled R$ 2,422 (R$ 1,220 at 12/31/2023) and are represented by Legal obligations of R$ 971 (R$ 962 at 12/31/2023) and Taxes and contributions on income payable and Other taxes and contributions payable of R$ 1,451 (R$ 258 at 12/31/2023).

## Note 12 - Investments

| ITAÚ UNIBANCO HOLDING S.A. | Book value 12/31/2023 | | | | | | Changes from 01/01 to 06/30/2024 | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Book value | | | | | | | | Equity in earnings of subsidiaries | | | | | | | | |
| Companies | Stockholders' equity | Changes in exchange rates and Investment Hedge - Functional currency other than the Real | Adjustments to Investor criteria (1) | Unrealized results | Goodwill | Total | Amortization of goodwill | Dividends paid / accrued (2) | Net Income / (Loss) | Adjustments to Investor criteria (1) | Unrealized results and other | Total | Changes in exchange rates and Investment Hedge - Functional currency other than the Real | Adjustments in marketable securities of subsidiaries and other | Corporate Events (3) | Balance at 06/30/2024 | Equity in earnings of subsidiaries from 01/01 to 06/30/2023 |
| **Subsidiaries** | | | | | | | | | | | | | | | | | |
| **In Brazil** | **172,006** | **(3,749)** | **1,253** | **(24)** | **-** | **169,486** | **-** | **(8,271)** | **15,663** | **25** | **914** | **16,602** | **3,770** | **(2,425)** | **(91)** | **179,071** | **16,277** |
| Itaú Unibanco S.A. | 144,681 | (3,720) | 1,084 | (21) | - | 142,024 | - | (8,176) | 13,157 | 15 | 936 | 14,108 | 3,771 | (2,138) | (3,134) | 146,455 | 14,374 |
| Redecard Instituição de Pagamento S.A. | 9,484 | - | 1 | (3) | - | 9,482 | - | - | 290 | - | - | 290 | - | (51) | - | 9,721 | 398 |
| Banco Itaucard S.A. | 5,126 | 1 | 6 | - | - | 5,133 | - | - | 117 | - | - | 117 | - | - | - | 5,250 | 76 |
| Banco Itaú BBA S.A. | 3,427 | (26) | 86 | - | - | 3,487 | - | (98) | 796 | (1) | - | 795 | - | (74) | (4,110) | - | 515 |
| Itaú Corretora de Valores S.A. | 3,206 | - | 11 | - | - | 3,217 | - | - | 151 | - | - | 151 | - | - | - | 3,368 | 213 |
| Itauseg Participações S.A. | 3,217 | - | - | - | - | 3,217 | - | - | 413 | - | - | 413 | (1) | (148) | (10) | 3,471 | 351 |
| Itaú Consultoria de Valores Mobiliários e Participações S.A. | 1,124 | (4) | - | - | - | 1,120 | - | - | 57 | - | - | 57 | - | - | - | 1,177 | 29 |
| Other Participation | 1,741 | - | 65 | - | - | 1,806 | - | 3 | 682 | 11 | (22) | 671 | - | (14) | 7,163 | 9,629 | 321 |
| **Foreign** | **8,393** | **607** | **-** | **(1)** | **102** | **9,101** | **(23)** | **(203)** | **1,151** | **-** | **-** | **1,151** | **952** | **(8)** | **-** | **10,970** | **879** |
| Banco Itaú Chile | 4,524 | 270 | - | (2) | 102 | 4,894 | (23) | (153) | 220 | - | - | 220 | 359 | 7 | - | 5,304 | 285 |
| Banco Itaú Uruguay S.A. | 3,127 | 134 | - | 4 | - | 3,265 | - | - | 821 | - | - | 821 | 495 | (15) | - | 4,566 | 482 |
| Other Participaton | 742 | 203 | - | (3) | - | 942 | - | (50) | 110 | - | - | 110 | 98 | - | - | 1,100 | 112 |
| **Total** | **180,399** | **(3,142)** | **1,253** | **(25)** | **102** | **178,587** | **(23)** | **(8,474)** | **16,814** | **25** | **914** | **17,753** | **4,722** | **(2,433)** | **(91)** | **190,041** | **17,156** |

1) Adjustment arising from the standardization of the investee's financial statements according to the investor's accounting policies.
2) Dividends approved and not paid are recorded as income receivable.
3) Corporate events arising from acquisitions, disposals, spin-offs, merges, takeovers, and capital increases or reductions.

| Companies | Capital | Stockholders' equity | Net Income / (Loss) | Number of shares / quotas owned by ITAÚ UNIBANCO HOLDING | | | Equity share in capital (%) 06/30/2024 | |
|---|---|---|---|---|---|---|---|---|
| | | | | Common | Preferred | Quotas | Voting | Share |
| **In Brazil** | | | | | | | | |
| Itaú Unibanco S.A. | 66,650 | 146,465 | 13,157 | 3,390,407,265 | 3,283,608,963 | - | 100.00% | 100.00% |
| Redecard Instituição de Pagamento S.A. | 29,305 | 50,186 | 1,498 | 348,555,621 | - | - | 19.37% | 19.37% |
| Banco Itaucard S.A. | 3,850 | 5,250 | 117 | 259,874,698,863 | 1,395,607,666 | - | 100.00% | 100.00% |
| Banco Itaú BBA S.A. | - | - | 796 | - | - | - | - | - |
| Itaú Corretora de Valores S.A. | 1,600 | 3,368 | 151 | 32,882,585 | 970,956 | - | 100.00% | 100.00% |
| Itauseg Participações S.A. | 6,961 | 13,135 | 1,563 | 1,583,854,716 | - | - | 26.42% | 26.42% |
| Itaú Consultoria de Valores Mobiliários e Participações S.A. | 639 | 1,176 | 57 | 548,954 | 1,097,907 | - | 100.00% | 100.00% |
| **Foreign** | | | | | | | | |
| Banco Itaú Chile | 15,862 | 19,870 | 836 | 56,896,856 | - | - | 26.29% | 26.29% |
| Banco Itaú Uruguay S.A. | 630 | 4,562 | 821 | 4,465,133,954 | - | - | 100.00% | 100.00% |

Itaú Unibanco Holding S.A. - Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ 263 (R$ (140) from 01/01 to 06/30/2023) and is allocated in the heading Securities, Derivative Financial Instruments and Other in the Statement of Income.

In Equity in earnings of subsidiaries, the exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ 5,169 (R$ (2,537) from 01/01 to 06/30/2023).

The following table presents the summary of the financial information of the investments of ITAÚ UNIBANCO HOLDING.

| | 06/30/2024 | | | 12/31/2023 | | | 01/01 to 06/30/2024 | | 01/01 to 06/30/2023 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Total Assets | Contingent Liabilities | Other Liabilities | Total Assets | Contingent Liabilities | Other Liabilities | Other comprehensive income | Total comprehensive income | Other comprehensive income | Total comprehensive income |
| **In Brazil** | | | | | | | | | | |
| Itaú Unibanco S.A. | 2,193,125 | 13,582 | 217,956 | 2,008,271 | 14,648 | 153,723 | 2,911 | 16,635 | (1,485) | 12,868 |
| Redecard Instituição de Pagamento S.A. | 135,099 | 93 | 65,510 | 127,263 | 85 | 65,904 | 3 | 1,501 | 2 | 2,052 |
| Banco Itaucard S.A. | 15,026 | - | 1,887 | 15,882 | - | 2,832 | - | 117 | - | 76 |
| Banco Itaú BBA S.A. (1) | - | - | - | 4,836 | 67 | 739 | 114 | 910 | 39 | 547 |
| Itaú Corretora de Valores S.A. | 8,589 | 13 | 4,881 | 8,459 | 11 | 4,828 | - | 151 | - | 212 |
| Itauseg Participações S.A. | 13,682 | 1 | 26 | 12,468 | 1 | 26 | (523) | 921 | 12 | 1,322 |
| Itaú Consultoria de Valores Mobiliários e Participações S.A. | 1,336 | 72 | 12 | 1,288 | 71 | 12 | - | 58 | - | 28 |
| **Foreign** | | | | | | | | | | |
| Banco Itaú Chile | 205,336 | 17 | 13,081 | 186,971 | 12 | 12,081 | 46 | 882 | 540 | 1,660 |
| Banco Itaú Uruguay S.A. | 46,398 | - | 3,491 | 35,804 | - | 2,891 | (15) | 806 | 12 | 493 |

1) Company spun-off by Itaú Unibanco Holding S.A. and Itaú BBA Assessoria Financeira at 05/31/2024.

## Note 13 - Fixed assets

The accounting policies on fixed assets and impairment of non-financial assets are presented in Notes 2b XIII, 2b XV.

| Fixed Assets | 06/30/2024 | | | | | 12/31/2023 |
|---|---|---|---|---|---|---|
| | Anual depreciation rates | Cost | Depreciation | Impairment | Residual | Residual |
| **Real Estate** | | **9,370** | **(3,818)** | **(219)** | **5,333** | **5,115** |
| Land | | 1,985 | - | - | 1,985 | 1,984 |
| Buildings and Improvements | 4% to 10% | 7,385 | (3,818) | (219) | 3,348 | 3,131 |
| **Other fixed assets** | | **15,489** | **(11,648)** | **(68)** | **3,773** | **3,908** |
| Installations and Furniture | 10% to 20% | 3,440 | (2,622) | (17) | 801 | 801 |
| Data processing systems | 20% to 50% | 9,278 | (7,687) | (51) | 1,540 | 1,751 |
| Other [(1)] | 10% to 20% | 2,771 | (1,339) | - | 1,432 | 1,356 |
| **Total** | | **24,859** | **(15,466)** | **(287)** | **9,106** | **9,023** |

1) Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipments.

The contractual commitments for purchase of the fixed assets totaled R$ 1, achievable until 2024.

## Note 14 - Goodwill and Intangible assets

The accounting policies on goodwill and intangible assets and impairment of non-financial assets are presented in Notes 2b XIV, 2b XV.

| | Goodwill and intagible from acquisition | Intangible assets | | | | Total |
|---|---|---|---|---|---|---|
| | | Association for the promotion and offer of financial products and services | Software Acquired | Internally developed software | Other intangible assets [1] | |
| Annual amortization rates | Up to 20% | 8% | 20% | 20% | 10% to 20% | |
| **Cost** | | | | | | |
| **Balance at 12/31/2023** | **11,959** | **2,227** | **5,230** | **19,577** | **7,585** | **46,578** |
| Acquisitions | - | - | 202 | 1,946 | 307 | **2,455** |
| Termination / disposals | - | - | (4) | - | (122) | **(126)** |
| Exchange variation | 555 | 94 | 149 | 75 | 66 | **939** |
| Other | - | (8) | (1) | (1) | - | **(10)** |
| **Balance at 06/30/2024** | **12,514** | **2,313** | **5,576** | **21,597** | **7,836** | **49,836** |
| **Amortization** | | | | | | |
| **Balance at 12/31/2023** | **(8,724)** | **(1,242)** | **(3,710)** | **(8,422)** | **(3,766)** | **(25,864)** |
| Amortization expenses | (356) | (40) | (222) | (1,441) | (642) | **(2,701)** |
| Termination / disposals | - | - | 4 | - | 122 | **126** |
| Exchange variation | (411) | (44) | (92) | (47) | (63) | **(657)** |
| Other | - | 8 | - | - | - | **8** |
| **Balance at 06/30/2024** | **(9,491)** | **(1,318)** | **(4,020)** | **(9,910)** | **(4,349)** | **(29,088)** |
| **Impairment** | | | | | | |
| **Balance at 12/31/2023** | **(1,197)** | **(648)** | **(174)** | **(1,089)** | **-** | **(3,108)** |
| Exchange variation | (87) | (48) | - | - | - | **(135)** |
| **Balance at 06/30/2024** | **(1,284)** | **(696)** | **(174)** | **(1,089)** | **-** | **(3,243)** |
| **Book value** | | | | | | |
| **Balance at 06/30/2024** | **1,739** | **299** | **1,382** | **10,598** | **3,487** | **17,505** |
| **Balance at 12/31/2023** | **2,038** | **337** | **1,346** | **10,066** | **3,819** | **17,606** |

1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirement and pension benefits and similar benefits.

Amortization expense related to the rights for acquisition of payrolls and associations, in the amount of R$ (650) (R$ (1,249) from 01/01 to 12/31/2023), is disclosed under the heading Expenses related to financial operations.

Goodwill and Intangible Assets from Acquisition are mainly represented by Banco Itaú Chile's goodwill in the amount of R$ 1,007 (R$ 1,218 at 12/31/2023).

## Note 15 - Stockholders' equity

### a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

| | | 06/30/2024 | | | |
|---|---|---|---|---|---|
| | | Number | | | Amount |
| | | Common | Preferred | Total | |
| Residents in Brazil | 12/31/2023 | 4,923,277,339 | 1,508,035,689 | 6,431,313,028 | 59,516 |
| Residents abroad | 12/31/2023 | 35,013,020 | 3,337,809,300 | 3,372,822,320 | 31,213 |
| **Shares of capital stock** | **12/31/2023** | **4,958,290,359** | **4,845,844,989** | **9,804,135,348** | **90,729** |
| **Shares of capital stock** | **06/30/2024** | **4,958,290,359** | **4,845,844,989** | **9,804,135,348** | **90,729** |
| Residents in Brazil | 06/30/2024 | 4,921,750,614 | 1,471,784,913 | 6,393,535,527 | 59,167 |
| Residents abroad | 06/30/2024 | 36,539,745 | 3,374,060,076 | 3,410,599,821 | 31,562 |
| **Treasury shares (1)** | **12/31/2023** | **-** | **436,671** | **436,671** | **(11)** |
| Acquisition of treasury shares | | - | 37,000,000 | 37,000,000 | (1,220) |
| Result of delivery of treasure shares | | - | (25,748,118) | (25,748,118) | 855 |
| **Treasury shares (1)** | **06/30/2024** | **-** | **11,688,553** | **11,688,553** | **(376)** |
| **Number of total shares at the end of the period (2)** | **06/30/2024** | **4,958,290,359** | **4,834,156,436** | **9,792,446,795** | |
| **Number of total shares at the end of the period (2)** | **12/31/2023** | **4,958,290,359** | **4,845,408,318** | **9,803,698,677** | |

1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market.
2) Shares representing total capital stock net of treasury shares.

We detail below the cost of shares purchased in the period, as well the average cost of treasury shares and their market price at 06/30/2024:

| | 06/30/2024 | |
|---|---|---|
| **Cost / Market value** | **Common** | **Preferred** |
| Minimum | - | 31.42 |
| Weighted Average | - | 32.95 |
| Maximum | - | 33.66 |
| Treasury Shares | | |
| Average cost | - | 32.15 |
| Market value on the last day of the base date | 28.09 | 32.41 |

### b) Dividends

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

### I - Breakdown of dividends and interest on capital

| | 06/30/2024 |
|---|---|
| Statutory individual net income | 18,074 |
| Adjustments: | |
| (-) Legal reserve - 5% | (904) |
| **Dividend calculation basis** | **17,170** |
| Minimum mandatory dividend - 25% | 4,293 |
| **Dividends and Interest on Capital Paid / Accrued** | **4,985** |

### II - Stockholders' yields

| | Gross value per share (R$) | Gross | WHT (With holding tax) | Net |
|---|---|---|---|---|
| **Paid / Prepaid** | | **864** | **(130)** | **734** |
| Interest on capital - 5 monthly installment paid from February to June 2024 | 0.0150 | 864 | (130) | 734 |
| **Accrued (Recorded in Other Liabilities – Social and Statutory)** | | **5,001** | **(750)** | **4,251** |
| Interest on capital - 1 monthly installment paid on 07/01/2024 | 0.0150 | 173 | (26) | 147 |
| Interest on capital - credited on 03/04/2024 to be paid on 08/30/2024 | 0.2055 | 2,370 | (356) | 2,014 |
| Interest on capital - credited on 06/06/2024 to be paid on 08/30/2024 | 0.2134 | 2,458 | (368) | 2,090 |
| **Total - 01/01 to 06/30/2024** | | **5,865** | **(880)** | **4,985** |
| **Total - 01/01 to 06/30/2023** | | **6,214** | **(931)** | **5,283** |

## c) Capital reserves and revenue reserves - ITAÚ UNIBANCO HOLDING

| | 06/30/2024 | 12/31/2023 |
|---|---|---|
| **Capital reserves** | **2,322** | **2,617** |
| Premium on subscription of shares | 284 | 284 |
| Share-based payment | 2,037 | 2,332 |
| Reserves from tax incentives, restatement of equity securities and other | 1 | 1 |
| **Revenue reserves** [1] | **94,388** | **93,729** |
| Legal [2] | 17,644 | 16,740 |
| Statutory [3] | 76,744 | 65,989 |
| Special revenue [4] | - | 11,000 |

1) Possible surplus of Revenue reserves in relation to the Capital will be distributed or capitalized as required by the following Annual General Stockholders' Meeting/Extraordinary General Stockholders' Meeting.
2) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.
3) Its main purpose is to ensure the remuneration flow to shareholders.
4) Refers to Dividends declared after 12/31/2023.

## d) Reconciliation of net income and stockholders' equity (Note 2b I)

| | Net income | | Stockholders' equity | |
|---|---|---|---|---|
| | 01/01 to 06/30/2024 | 01/01 to 06/30/2023 | 06/30/2024 | 12/31/2023 |
| **ITAÚ UNIBANCO HOLDING** | **18,074** | **16,365** | **185,129** | **182,505** |
| Amortization of goodwill | (1) | (1) | 5 | 6 |
| Hedge in foreign operations | 35 | 172 | (1,431) | (1,950) |
| Other | 1,370 | 121 | 85 | 227 |
| **ITAÚ UNIBANCO HOLDING CONSOLIDATED** | **19,478** | **16,657** | **183,788** | **180,788** |

## e) Non-controlling interests

| | Stockholders' equity | | Income | |
|---|---|---|---|---|
| | 06/30/2024 | 12/31/2023 | 01/01 to 06/30/2024 | 01/01 to 06/30/2023 |
| Banco Itaú Chile | 6,473 | 5,937 | (272) | (337) |
| Itaú Colombia S.A. | 19 | 18 | - | - |
| Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento | 698 | 830 | (106) | (65) |
| Luizacred S.A. Soc. de Crédito, Financiamento e Investimento | 617 | 379 | (38) | 54 |
| Other | 393 | 983 | (49) | (35) |
| **Total** | **8,200** | **8,147** | **(465)** | **(383)** |

## f) Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on share-based payment plans are presented in the table below:

| | 01/01 to 06/30/2024 | 01/01 to 06/30/2023 |
|---|---|---|
| Partner Plan | (148) | (109) |
| Share-based plan | (244) | (237) |
| **Total** | **(392)** | **(346)** |

## I - Partner Plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.

The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

**Change in the Partner Program**

| | 01/01 to 06/30/2024 | 01/01 to 06/30/2023 |
|---|---|---|
| | Quantity | Quantity |
| **Opening balance** | **62,425,428** | **48,253,812** |
| New | 23,264,639 | 24,920,268 |
| Delivered | (7,974,424) | (9,533,753) |
| Cancelled | (487,636) | (710,274) |
| **Closing balance** | **77,228,007** | **62,930,053** |
| **Weighted average of remaining contractual life (years)** | **2.69** | **2.84** |
| **Market value weighted average (R$)** | **26.93** | **21.87** |

## II - Variable Compensation

In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who meets at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date.

**Change in share-based variable compensation**

| | 01/01 to 06/30/2024 | 01/01 to 06/30/2023 |
|---|---|---|
| | Quantity | Quantity |
| **Opening balance** | **43,494,634** | **44,230,077** |
| New | 18,861,995 | 21,199,342 |
| Delivered | (19,838,942) | (17,573,649) |
| Cancelled | (73,468) | (303,410) |
| **Closing balance** | **42,444,219** | **47,552,360** |
| **Weighted average of remaining contractual life (years)** | **1.29** | **1.27** |
| **Market value weighted average (R$)** | **32.44** | **25.68** |

## Note 16 - Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (Note 2b I), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

- Parent companies: IUPAR, E. JOHNSTON and ITAÚSA.

- Associates and joint ventures: of which stand out: Avenue Holding Cayman Ltd.; Biomas Serviços Ambientais, Restauração e Carbono S.A.; BSF Holding S.A.; Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.; Kinea Private Equity Investimentos S.A.; Olímpia Promoção e Serviços S.A.; Porto Seguro Itaú Unibanco Participações S.A.; Pravaler S.A. and Tecnologia Bancária S.A.

- Other related parties:

  - Direct and indirect equity interests of ITAÚSA, in particular: Aegea Saneamento e Participações S.A.; Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A.; Alpargatas S.A.; CCR S.A.; Copa Energia Distribuidora de Gás S.A. and Dexco S.A.

  - Pension plans, in particular: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees.

  - Associations, in particular: Associação Cubo Coworking Itaú and Associação Itaú Viver Mais.

  - Foundations and Institutes, in particular: Fundação Saúde Itaú; Instituto Itaú Ciência, Tecnologia e Inovação and Instituto Unibanco.

## a) Transactions with related parties

| ITAÚ UNIBANCO HOLDING CONSOLIDATED | 06/30/2024 | | | | 12/31/2023 |
|---|---|---|---|---|---|
| | Parent companies | Associates and joint ventures | Other related parties | Total | Total |
| **Assets** | | | | | |
| Interbank investments | - | - | - | - | 321 |
| Loan operations | - | 133 | 398 | 531 | 679 |
| Securities and derivative financial instruments (assets and liabilities) | 1,311 | 337 | 3,292 | 4,940 | 4,720 |
| Other receivables and other assets | - | 452 | 26 | 478 | 397 |
| **Total assets** | **1,311** | **922** | **3,716** | **5,949** | **6,117** |
| **Liabilities** | | | | | |
| Deposits | - | (122) | (2,204) | (2,326) | (1,398) |
| Deposits received under securities repurchase agreements | - | (65) | (14) | (79) | (194) |
| Funds from acceptances and issuance of securities | - | (67) | (12) | (79) | (82) |
| Other liabilities | (7) | (17) | (1,010) | (1,034) | (1,089) |
| **Total liabilities** | **(7)** | **(271)** | **(3,240)** | **(3,518)** | **(2,763)** |
| | 01/01 to 06/30/2024 | | | | 01/01 to 06/30/2023 |
| **Statement of Income** | | | | | |
| Income related to financial operations | 73 | 14 | 197 | 284 | 396 |
| Expenses related to financial operations | - | (31) | (216) | (247) | (113) |
| Other operating revenues / (expenses) | 7 | (60) | (184) | (237) | (89) |
| **Income** | **80** | **(77)** | **(203)** | **(200)** | **194** |

| ITAÚ UNIBANCO HOLDING | 06/30/2024 | | | | | 12/31/2023 |
|---|---|---|---|---|---|---|
| | Parent companies | Subsidiaries [1] | Associates and joint ventures | Other related parties | Total | Total |
| **Assets** | | | | | | |
| Interbank investments | - | 38,007 | - | - | 38,007 | 48,753 |
| Loan operations | - | 11 | - | 2 | 13 | 14 |
| Securities and derivative financial instruments (assets and liabilities) | - | 4,162 | - | 2 | 4,164 | 3,251 |
| Other receivables and other assets | - | 201 | - | - | 201 | 184 |
| **Total assets** | - | **42,381** | - | 4 | **42,385** | **52,202** |
| **Liabilities** | | | | | | |
| Deposits | - | (86,867) | - | - | (86,867) | (82,553) |
| Funds from acceptances and issuance of securities | - | (23) | - | - | (23) | (124) |
| Interbank and Interbranch accounts (assets and liabilities) | - | (817) | - | - | (817) | (3,123) |
| Other liabilities | - | (27,707) | - | - | (27,707) | (27,977) |
| **Total liabilities** | - | **(115,414)** | - | - | **(115,414)** | **(113,777)** |
| | 01/01 to 06/30/2024 | | | | | 01/01 to 06/30/2023 |
| **Statement of Income** | | | | | | |
| Income related to financial operations | - | 851 | - | - | 851 | 2,439 |
| Expenses related to financial operations | - | (4,319) | - | - | (4,319) | (4,839) |
| Other operating revenues / (expenses) | - | (59) | - | - | (59) | (72) |
| **Income** | - | **(3,527)** | - | - | **(3,527)** | **(2,472)** |

1) Companies related in Note 2b I.

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED present Assets of R$ 179, Liabilities of R$ (7,432) and Result of R$ (8) (R$ 185, R$ (7,099) at 12/31/2023 and R$ (60) from 01/01 to 06/30/2023, respectively).

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (1,728) (R$ (1,602) from 01/01 to 06/30/2023) in view of the use of the common structure.

### b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to:

| | 01/01 to 06/30/2024 | 01/01 to 06/30/2023 |
|---|---|---|
| Fees | (401) | (377) |
| Profit sharing | (185) | (139) |
| Post-employment benefits | (6) | (4) |
| Share-based payment plan | (100) | (78) |
| **Total** | **(692)** | **(598)** |

Total amount related personnel expenses, to share-based payment plans, and post-employment benefits is detailed in Notes 10f, 15f and 19, respectively.

## Note 17 - Fair value of financial instruments

The accounting policy on fair value of financial instruments is presented in Note 2b VIII.

### a) Financial assets and liabilities measured at fair value

The following table presents the financial assets and liabilities measured at fair value on a recurring basis, segregated among levels of the fair value hierarchy.

| | 06/30/2024 | | | | 12/31/2023 | | | |
|---|---|---|---|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Book Value / Fair Value | Level 1 | Level 2 | Level 3 | Book Value / Fair Value |
| **Trading securities** | **229,284** | **295,964** | **42** | **525,290** | **202,403** | **283,006** | **66** | **485,475** |
| **Government securities - Brazil** | **216,837** | **3,536** | **-** | **220,373** | **187,425** | **7,864** | **-** | **195,289** |
| Financial treasury bills | 35,751 | - | - | 35,751 | 12,244 | - | - | 12,244 |
| National treasury bills | 53,850 | - | - | 53,850 | 79,221 | - | - | 79,221 |
| National treasury notes | 121,328 | 3,536 | - | 124,864 | 93,097 | 7,864 | - | 100,961 |
| Brazilian external debt bonds | 5,908 | - | - | 5,908 | 2,863 | - | - | 2,863 |
| **Government securities - Latin America** | **3,708** | **-** | **-** | **3,708** | **2,920** | **-** | **-** | **2,920** |
| **Government securities - Abroad** | **279** | **-** | **-** | **279** | **1,052** | **-** | **-** | **1,052** |
| **Corporate securities** | **8,460** | **22,885** | **42** | **31,387** | **11,006** | **21,856** | **66** | **32,928** |
| Shares | 2,081 | - | - | 2,081 | 3,878 | - | - | 3,878 |
| Rural product note | - | 181 | - | 181 | - | 146 | - | 146 |
| Bank deposit certificates | - | 22 | - | 22 | - | 30 | - | 30 |
| Real estate receivables certificates | 114 | 789 | 12 | 915 | 135 | 1,114 | 1 | 1,250 |
| **Fund quotas** | **266** | **17,521** | **-** | **17,787** | **225** | **15,050** | **-** | **15,275** |
| Credit rights | - | 14,319 | - | 14,319 | - | 12,694 | - | 12,694 |
| Fixed income | - | 2,953 | - | 2,953 | - | 1,837 | - | 1,837 |
| Variable income | 266 | 249 | - | 515 | 225 | 519 | - | 744 |
| Debentures | 4,168 | 2,358 | 22 | 6,548 | 4,156 | 1,956 | 60 | 6,172 |
| Eurobonds and other | 1,759 | - | 8 | 1,767 | 2,520 | - | 5 | 2,525 |
| Financial bills | - | 1,245 | - | 1,245 | - | 2,541 | - | 2,541 |
| Promissory and commercial notes | - | 159 | - | 159 | - | 435 | - | 435 |
| Other | 72 | 610 | - | 682 | 92 | 584 | - | 676 |
| **PGBL / VGBL fund quotas** | **-** | **269,543** | **-** | **269,543** | **-** | **253,286** | **-** | **253,286** |
| **Available for sale securities** | **175,661** | **138,626** | **3,101** | **317,388** | **142,514** | **119,355** | **1,984** | **263,853** |
| **Government securities - Brazil** | **96,302** | **-** | **77** | **96,379** | **71,517** | **902** | **90** | **72,509** |
| Financial treasury bills | 41,382 | - | - | 41,382 | 24,445 | - | - | 24,445 |
| National treasury bills | 21,003 | - | - | 21,003 | 19,177 | - | - | 19,177 |
| National treasury notes | 27,455 | - | - | 27,455 | 20,423 | 902 | - | 21,325 |
| National treasury / securitization | - | - | 77 | 77 | - | - | 90 | 90 |
| Brazilian external debt bonds | 6,462 | - | - | 6,462 | 7,472 | - | - | 7,472 |
| **Government securities - Latin America** | **39,589** | **-** | **-** | **39,589** | **36,694** | **-** | **-** | **36,694** |
| **Government securities - Abroad** | **14,903** | **1,949** | **-** | **16,852** | **13,626** | **-** | **-** | **13,626** |
| **Corporate securities** | **24,867** | **136,677** | **3,024** | **164,568** | **20,677** | **118,453** | **1,894** | **141,024** |
| Shares | 4,588 | 19,084 | 81 | 23,753 | 662 | 18,567 | 264 | 19,493 |
| Rural product note | - | 53,986 | - | 53,986 | - | 42,240 | - | 42,240 |
| Bank deposit certificates | - | 78 | - | 78 | - | 44 | - | 44 |
| Real estate receivables certificates | 185 | 4,438 | 109 | 4,732 | 179 | 2,846 | 123 | 3,148 |
| Fixed income fund quotas | - | 18 | - | 18 | - | 18 | - | 18 |
| Debentures | 15,210 | 43,427 | 2,481 | 61,118 | 16,200 | 41,562 | 1,490 | 59,252 |
| Eurobonds and other | 4,673 | 958 | - | 5,631 | 3,473 | 937 | - | 4,410 |
| Financial bills | - | 257 | - | 257 | - | 346 | - | 346 |
| Promissory and commercial notes | - | 12,461 | 66 | 12,527 | - | 10,650 | 17 | 10,667 |
| Other | 211 | 1,970 | 287 | 2,468 | 163 | 1,243 | - | 1,406 |
| **Other receivables - Sundry** | **-** | **1,825** | **19** | **1,844** | **-** | **1,294** | **57** | **1,351** |
| **Other liabilities - Sundry** | **-** | **(854)** | **(103)** | **(957)** | **-** | **(488)** | **(72)** | **(560)** |

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

| | 06/30/2024 | | | | 12/31/2023 | | | |
|---|---|---|---|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total | Level 1 | Level 2 | Level 3 | Total |
| **Assets** | **3** | **70,250** | **127** | **70,380** | **6** | **56,112** | **265** | **56,383** |
| Swap contracts – Adjustment receivable | - | 42,429 | 107 | 42,536 | - | 38,364 | 244 | 38,608 |
| Option contracts | - | 14,319 | 2 | 14,321 | - | 8,260 | 1 | 8,261 |
| Forward contracts | - | 5,001 | 17 | 5,018 | - | 3,186 | 19 | 3,205 |
| Credit derivatives | - | 380 | 1 | 381 | - | 281 | 1 | 282 |
| NDF - Non Deliverable Forward | - | 7,675 | - | 7,675 | - | 5,377 | - | 5,377 |
| Other derivative financial instruments | 3 | 446 | - | 449 | 6 | 644 | - | 650 |
| **Liabilities** | **(86)** | **(67,789)** | **(480)** | **(68,355)** | **(112)** | **(53,003)** | **(380)** | **(53,495)** |
| Swap contracts – Adjustment payable | - | (40,865) | (469) | (41,334) | - | (35,509) | (363) | (35,872) |
| Option contracts | - | (13,879) | (1) | (13,880) | - | (9,901) | (1) | (9,902) |
| Forward contracts | - | (4,675) | (10) | (4,685) | - | (2,925) | (16) | (2,941) |
| Credit derivatives | - | (432) | - | (432) | - | (149) | - | (149) |
| NDF - Non Deliverable Forward | - | (7,881) | - | (7,881) | - | (4,478) | - | (4,478) |
| Other derivative financial instruments | (86) | (57) | - | (143) | (112) | (41) | - | (153) |

In all periods, there were no material transfers between Level 1 and Level 2. Transfers to and from Level 3 are presented in movements of Level 3.

The financial instruments measured at fair value on a recurring basis are classified as follows:

**Level 1**: Securities with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from Latin America, government securities from other countries, shares, debentures with price published by Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (ANBIMA) and other securities traded in an active market.

**Level 2**: Bonds, securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives, certain Brazilian government bonds, debentures and other corporate securities whose credit component effect is not considered relevant, are at this level.

**Level 3:** Bonds and securities, derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other corporate securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level.

### Governance of Level 3 recurring fair value measurement

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

### Level 3 recurring fair value changes

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING CONSOLIDATED in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to swap and option.

| | Fair value at 12/31/2023 | Total gains or losses (Realized / unrealized) | | Purchases | Settlements | Transfers in and/or out of Level | Fair value at 06/30/2024 | Total gains or losses (Unrealized) |
|---|---|---|---|---|---|---|---|---|
| | | Recognized in income | Recognized in Other comprehensive income | | | | | |
| **Trading securities** | **66** | **(22)** | - | **308** | **(234)** | **(76)** | **42** | **(23)** |
| **Corporate securities** | **66** | **(22)** | - | **308** | **(234)** | **(76)** | **42** | **(23)** |
| Negotiable shares | - | - | - | 3 | (3) | - | - | - |
| Real estate receivable certificate | 1 | 2 | - | 7 | - | 2 | 12 | (8) |
| Debentures | 60 | (23) | - | 292 | (229) | (78) | 22 | (16) |
| Eurobonds and other | 5 | (1) | - | 6 | (2) | - | 8 | 1 |
| **Available for sale securities** | **1,984** | **62** | **103** | **520** | **(236)** | **668** | **3,101** | **(880)** |
| **Government securities - Brazil** | **90** | **(11)** | **(2)** | - | - | - | **77** | **19** |
| **Corporate securities** | **1,894** | **73** | **105** | **520** | **(236)** | **668** | **3,024** | **(899)** |
| Shares | 264 | 20 | (10) | - | (193) | - | 81 | (108) |
| Real estate receivable certificate | 123 | (11) | (2) | - | - | (1) | 109 | (62) |
| Debentures | 1,490 | 100 | 140 | 153 | (43) | 641 | 2,481 | (749) |
| Promissory notes | 17 | - | (65) | 191 | - | (77) | 66 | (19) |
| Other | - | (36) | 42 | 176 | - | 105 | 287 | 39 |
| **Other receivables - Sundry** | **57** | **(38)** | - | - | - | - | **19** | **19** |
| **Other liabilities - Sundry** | **(72)** | **(31)** | - | - | - | - | **(103)** | **(103)** |

| | Fair value at 12/31/2023 | Total gains or losses (Realized / unrealized) | | Purchases | Settlements | Transfers in and/or out of Level | Fair value at 06/30/2024 | Total gains or losses (Unrealized) |
|---|---|---|---|---|---|---|---|---|
| | | Recognized in income | Recognized in Other comprehensive income | | | | | |
| **Derivative financial instruments - Assets** | **265** | **15** | - | **48** | **(38)** | **(163)** | **127** | **88** |
| Swap contracts – Adjustment receivable | 244 | (5) | - | 30 | (2) | (160) | 107 | 91 |
| Option contracts | 1 | 22 | - | 18 | (36) | (3) | 2 | (4) |
| Forward contracts | 19 | (2) | - | - | - | - | 17 | - |
| Credit derivatives | 1 | - | - | - | - | - | 1 | 1 |
| **Derivative financial instruments - Liabilities** | **(380)** | **(162)** | - | **(158)** | **44** | **176** | **(480)** | **651** |
| Swap contracts – Adjustment payable | (363) | (173) | - | (146) | 38 | 175 | (469) | 652 |
| Option contracts | (1) | 5 | - | (12) | 6 | 1 | (1) | (1) |
| Forward contracts | (16) | 6 | - | - | - | - | (10) | - |

### Sensitivity Analysis of Level 3 Operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Material unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Material variations in any of these inputs separately may give rise to material changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, in asset prices and in scenarios with varying shocks to prices and volatilities for nonlinear assets, considering:

**Interest rate:** Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

**Commodities, Index and Shares:** Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

**Nonlinear:**

**Scenario I:** Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

**Scenario II:** Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

| **Sensitivity – Level 3 Operations** | | **06/30/2024** | | **12/31/2023** | |
|---|---|---|---|---|---|
| | | **Impacts** | | **Impacts** | |
| **Market risk factor groups** | **Scenarios** | **Income** | **Stockholders' equity** | **Income** | **Stockholders' equity** |
| Interest rate | I | (5.9) | (0.4) | (3.0) | (0.3) |
| | II | (149.5) | (11.1) | (76.7) | (7.8) |
| | III | (301.5) | (22.1) | (154.0) | (15.6) |
| Commodities, Indexes and Shares | I | (4.3) | - | (13.1) | - |
| | II | (8.6) | - | (26.2) | - |
| Nonlinear | I | (1.3) | - | (0.1) | - |
| | II | (1.5) | - | (0.2) | - |

## b) Financial assets and liabilities not measured at fair value

The following table presents the book value and estimated fair value for financial assets and liabilities not measured at fair value.

| | 06/30/2024 | | 12/31/2023 | |
|---|---|---|---|---|
| | Book value | Fair value | Book value | Fair value |
| **Assets** | | | | |
| Central Bank of Brazil deposits | 155,766 | 155,766 | 145,404 | 145,404 |
| Money market | 244,931 | 244,931 | 235,989 | 235,989 |
| Interbank deposits | 58,905 | 58,905 | 50,991 | 50,993 |
| Held to maturity securities | 179,022 | 174,812 | 178,568 | 177,482 |
| Loan, lease and other credit operations | 944,962 | 949,734 | 907,362 | 914,489 |
| (Provision for loan losses) | (51,461) | (51,461) | (52,019) | (52,019) |
| **Liabilities** | | | | |
| Deposits | 1,017,165 | 1,017,180 | 951,352 | 951,332 |
| Deposits received under securities repurchase agreements | 430,739 | 430,739 | 389,311 | 389,311 |
| Funds from acceptances and issuance of securities | 306,023 | 307,617 | 301,635 | 302,861 |
| Borrowings and onlending | 116,745 | 116,899 | 99,788 | 99,810 |
| Subordinated debts | 51,456 | 51,259 | 46,677 | 45,637 |
| Allowance for financial guarantees provided and loan commitments | 3,011 | 3,011 | 3,361 | 3,361 |

The methods used to estimate the fair value of financial instruments measured at fair value on a non-recurring basis are:

- **Central Bank of Brazil deposits, Money market and Deposits received under securities repurchase agreements -** The carrying amounts for these instruments are close to their fair values.

- **Interbank deposits, Deposits, Funds from acceptances and issuance of securities, Borrowings and onlending and Subordinate debts -** They are calculated by discounting estimated cash flows at market interest rates.

- **Held to maturity securities** - Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, are priced by conventional or internal models, with inputs captured directly, built based on observations of active markets, or generated by statistical and mathematical models.

- **Loan, lease and other credit operations -** Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans is determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount is considered to be close to their market value. The fair value of loan and lease operations not overdue is calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions is based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor.

## Note 18 - Earnings per share

### a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING CONSOLIDATED's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

| | 01/01 to 06/30/2024 | 01/01 to 06/30/2023 |
|---|---|---|
| **Net income attributable to owners of the parent company** | **19,478** | **16,657** |
| Minimum non-cumulative dividends on preferred shares | (106) | (106) |
| Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners | (109) | (109) |
| **Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:** | **19,263** | **16,442** |
| Common | 9,757 | 8,322 |
| Preferred | 9,506 | 8,120 |
| **Total net income available to equity owners:** | | |
| Common | 9,866 | 8,431 |
| Preferred | 9,612 | 8,226 |
| **Weighted average number of outstanding shares** | | |
| Common | 4,958,290,359 | 4,958,290,359 |
| Preferred | 4,830,512,963 | 4,837,567,276 |
| **Basic earnings per share – R$** | | |
| Common | 1.99 | 1.70 |
| Preferred | 1.99 | 1.70 |

### b) Diluted earnings per share

Calculated similarly to the basic earnings per share, however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

| | 01/01 to 06/30/2024 | 01/01 to 06/30/2023 |
|---|---|---|
| **Net income available to preferred equity owners** | **9,612** | **8,226** |
| Dividends on preferred shares after dilution effects | 65 | 46 |
| **Net income available to preferred equity owners considering preferred shares after the dilution effect** | **9,677** | **8,272** |
| **Net income available to ordinary equity owners** | **9,866** | **8,431** |
| Dividend on preferred shares after dilution effects | (65) | (46) |
| **Net income available to ordinary equity owners considering preferred shares after the dilution effect** | **9,801** | **8,385** |
| **Adjusted weighted average of shares** | | |
| Common | 4,958,290,359 | 4,958,290,359 |
| Preferred | 4,895,771,430 | 4,891,767,691 |
| Preferred | 4,830,512,963 | 4,837,567,276 |
| Incremental as per share-based payment plans | 65,258,467 | 54,200,415 |
| **Diluted earnings per share – R$** | | |
| Common | 1.98 | 1.69 |
| Preferred | 1.98 | 1.69 |

There was no potentially antidilutive effect of the shares in share-based payment plans, in both periods.

## Note 19 - Post-employment benefits

The accounting policy on post-employment benefits is presented in Note 2b XIX.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans for which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and the cost is actuarially determined. The plans classified in this category are: Plano de Aposentadoria Complementar; Plano de Aposentadoria Complementar Móvel Vitalícia; Plano de Benefício Franprev; Plano de Benefício 002; Plano de Benefícios Prebeg; Plano BD UBB PREV; Plano de Benefícios II; Plano Básico Itaulam; Plano BD Itaucard; Plano de Aposentadoria Principal Itaú Unibanco managed by Fundação Itaú Unibanco - Previdência Complementar (FIU); and Plano de Benefícios I, managed by Fundo de Pensão Multipatrocinado (FUNBEP).

- Defined Contribution Plans (CD): plans for which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid. Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participant's accounts, according to the respective benefit plan regulations. The plans classified in this category are: Plano Itaubanco CD; Plano de Aposentadoria Itaubank; Plano de Previdência REDECARD managed by FIU.

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date. The plans classified in this category are: Plano de Previdência Unibanco Futuro Inteligente; Plano Suplementar Itaulam; Plano CV Itaucard; Plano de Aposentadoria Suplementar Itaú Unibanco managed by FIU and Plano de Benefícios II managed by FUNBEP.

### a) Main actuarial assumptions

The table below shows the actuarial assumptions of demographic and financial nature used to calculate the defined benefit obligation:

| Type | Assumption | 06/30/2024 | 06/30/2023 |
|---|---|---|---|
| Demographic | Mortality table | AT-2000 softned by 10% | AT-2000 softned by 10% |
| Financial | Discount rate (1) | 9.56% p.a. | 10.34% p.a. |
| Financial | Inflation (2) | 4.00% p.a. | 4.00% p.a. |

1) Considers the interest rates of the National Treasury Notes (NTN-B) with maturity dates near the terms of the respective obligations, compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
2) Long-term inflation projected by the market, according to the maturity of each plan.

Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country.

### b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, and have an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- **Financial risk** - the actuarial liability of the plan is calculated by adopting a discount rate, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- **Inflation risk** - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increases in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- **Demographic risk** - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used do not reflect actual conditions of the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans apply a discount rate adherent to their asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

When a deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

**c) Asset management**

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:

| Types | Fair value | | % Allocation | |
|---|---|---|---|---|
| | 06/30/2024 | 12/31/2023 | 06/30/2024 | 12/31/2023 |
| **Fixed income securities** | **23,484** | **22,363** | **95.9%** | **94.2%** |
| Quoted in an active market | 22,813 | 21,705 | 93.2% | 91.4% |
| Non quoted in an active market | 671 | 658 | 2.7% | 2.8% |
| **Variable income securities** | **266** | **640** | **1.1%** | **2.7%** |
| Quoted in an active market | 253 | 630 | 1.0% | 2.7% |
| Non quoted in an active market | 13 | 10 | 0.1% | - |
| **Structured investments** | **126** | **128** | **0.5%** | **0.5%** |
| Non quoted in an active market | 126 | 128 | 0.5% | 0.5% |
| **Real estate** | **545** | **544** | **2.2%** | **2.3%** |
| **Loans to participants** | **80** | **79** | **0.3%** | **0.3%** |
| **Total** | **24,501** | **23,754** | **100.0%** | **100.0%** |

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 1 (R$ 1 at 12/31/2023), and real estate rented to group companies, with a fair value of R$ 463 (R$ 464 at 12/31/2023).

**d) Other post-employment benefits**

ITAÚ UNIBANCO HOLDING CONSOLIDATED does not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements which occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plans for a specific group of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same as those used for retirement plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated with above expectation increases in medical costs. To mitigate this risk, the same financial risk mitigation strategies are used.

## e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

| | | 06/30/2024 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | BD and CV plans | | | | CD plans | | | Other post-employment benefits | Total |
| | Note | Net assets | Actuarial liabilities | Asset ceiling | Recognized amount | Pension plan fund | Asset ceiling | Recognized amount | Liabilities | Recognized amount |
| **Amounts at the beginning of the period** | | 23,754 | (21,590) | (4,130) | (1,966) | 393 | (80) | 313 | (776) | (2,429) |
| **Amounts recognized in income (1+2+3+4)** | | 1,104 | (1,005) | (193) | (94) | 89 | (3) | 86 | (35) | (43) |
| 1 - Cost of current service | | - | (14) | - | (14) | - | - | - | - | (14) |
| 2 - Cost of past service | | - | - | - | - | - | - | - | - | - |
| 3 - Net interest | | 1,104 | (991) | (193) | (80) | 19 | (3) | 16 | (35) | (99) |
| 4 - Other revenues and expenses [1] | | - | - | - | - | 70 | - | 70 | - | 70 |
| **Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)** | | 10 | (24) | (26) | (40) | - | - | - | - | (40) |
| 5 - Effects on asset ceiling | | - | - | (26) | (26) | - | - | - | - | (26) |
| 6 - Remeasurements | | - | (1) | - | (1) | - | - | - | - | (1) |
| Changes in demographic assumptions | | - | - | - | - | - | - | - | - | - |
| Changes in financial assumptions | | - | - | - | - | - | - | - | - | - |
| Experience of the plan [2] | | - | (1) | - | (1) | - | - | - | - | (1) |
| 7 - Exchange variation | | 10 | (23) | - | (13) | - | - | - | - | (13) |
| **Other (8+9+10)** | | (367) | 868 | - | 501 | - | - | - | 106 | 607 |
| 8 - Receipt by Destination of Resources | | - | - | - | - | - | - | - | - | - |
| 9 - Benefits paid | | (868) | 868 | - | - | - | - | - | 106 | 106 |
| 10 - Contributions and investments from sponsor | | 501 | - | - | 501 | - | - | - | - | 501 |
| **Amounts at end of the period** | | 24,501 | (21,751) | (4,349) | (1,599) | 482 | (83) | 399 | (705) | (1,905) |
| Amount recognized in Assets | 10a | | | | 30 | | | 399 | - | 429 |
| Amount recognized in Liabilities | 10d | | | | (1,629) | | | - | (705) | (2,334) |

| | | 12/31/2023 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | BD and CV plans | | | | CD plans | | | Other post-employment benefits | Total |
| | Note | Net assets | Actuarial liabilities | Asset ceiling | Recognized amount | Pension plan fund | Asset ceiling | Recognized amount | Liabilities | Recognized amount |
| **Amounts at the beginning of the period** | | 21,933 | (19,637) | (3,734) | (1,438) | 420 | (42) | 378 | (849) | (1,909) |
| **Amounts recognized in income (1+2+3+4)** | | 2,193 | (1,969) | (388) | (164) | (39) | (4) | (43) | (79) | (286) |
| 1 - Cost of current service | | - | (28) | - | (28) | - | - | - | - | (28) |
| 2 - Cost of past service | | - | - | - | - | - | - | - | - | - |
| 3 - Net interest | | 2,193 | (1,941) | (388) | (136) | 40 | (4) | 36 | (79) | (179) |
| 4 - Other revenues and expenses [1] | | - | - | - | - | (79) | - | (79) | - | (79) |
| **Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)** | | 1,136 | (1,685) | (8) | (557) | 12 | (34) | (22) | (37) | (616) |
| 5 - Effects on asset ceiling | | - | - | (8) | (8) | - | (34) | (34) | - | (42) |
| 6 - Remeasurements | | 1,138 | (1,667) | - | (529) | 12 | - | 12 | (37) | (554) |
| Changes in demographic assumptions | | - | - | - | - | - | - | - | - | - |
| Changes in financial assumptions | | - | (1,331) | - | (1,331) | - | - | - | (39) | (1,370) |
| Experience of the plan [2] | | 1,138 | (336) | - | 802 | 12 | - | 12 | 2 | 816 |
| 7 - Exchange variation | | (2) | (18) | - | (20) | - | - | - | - | (20) |
| **Other (8+9+10)** | | (1,508) | 1,701 | - | 193 | - | - | - | 189 | 382 |
| 8 - Receipt by Destination of Resources | | - | - | - | - | - | - | - | - | - |
| 9 - Benefits paid | | (1,701) | 1,701 | - | - | - | - | - | 189 | 189 |
| 10 - Contributions and investments from sponsor | | 193 | - | - | 193 | - | - | - | - | 193 |
| **Amounts at end of the period** | | 23,754 | (21,590) | (4,130) | (1,966) | 393 | (80) | 313 | (776) | (2,429) |
| Amount recognized in Assets | 10a | | | | 30 | | | 313 | - | 343 |
| Amount recognized in Liabilities | 10d | | | | (1,996) | | | - | (776) | (2,772) |

1) It basically corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.

2) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.

Net interest corresponds to the amount calculated on 01/01/2024 based on the initial amount (Net assets, Actuarial liabilities and Asset ceiling), taking into account the estimated amount of payments/receipts of benefits/contributions, multiplied by the discount rate of 9.56% p.a.(On 01/01/2023 the rate used was 10.34% p.a.).

As of 2023, ITAÚ UNIBANCO HOLDING started sponsoring the Plano de Benefícios II. The amount recognized in Liabilities is R$ 47, in Other comprehensive income is R$ 12 and in income/(expense) is R$ (2).

### f) Defined benefit contributions

| | Estimated contributions | Contributions made | |
|---|---|---|---|
| | 2024 | 01/01 to 06/30/2024 | 01/01 to 06/30/2023 |
| Retirement plan - FIU | 38 | 41 | 26 |
| Retirement plan - FUNBEP | 104 | 443 | 88 |
| **Total [1]** | **142** | **484** | **114** |

1) Include extraordinary contributions agreed upon in deficit equation plans.

### g) Maturity profile of defined benefit liabilities

| | Duration [1] | 2024 | 2025 | 2026 | 2027 | 2028 | 2029 to 2033 |
|---|---|---|---|---|---|---|---|
| Pension plan - FIU | 9.42 | 1,185 | 1,131 | 1,173 | 1,210 | 1,243 | 6,649 |
| Pension plan - FUNBEP | 8.73 | 685 | 704 | 721 | 738 | 754 | 3,963 |
| Other post-employment benefits | 7.34 | 197 | 82 | 88 | 70 | 44 | 245 |
| **Total** | | **2,067** | **1,917** | **1,982** | **2,018** | **2,041** | **10,857** |

1) Average duration of plan's actuarial liabilities.

### h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

| Main assumptions | BD and CV plans | | | Other post-employment benefits | | |
|---|---|---|---|---|---|---|
| | Present value of liability | Income | Stockholders´ equity (Other comprehensive income) [1] | Present value of liability | Income | Stockholders´ equity (Other comprehensive income) [1] |
| **Discount rate** | | | | | | |
| Increase by 0.5 p.p. | (870) | - | 319 | (25) | - | 25 |
| Decrease by 0.5 p.p. | 941 | - | (347) | 28 | - | (28) |
| **Mortality table** | | | | | | |
| Increase by 5% | (262) | - | 98 | (12) | - | 12 |
| Decrease by 5% | 274 | - | (103) | 12 | - | (12) |
| **Medical inflation** | | | | | | |
| Increase by 1 p.p. | - | - | - | 61 | - | (61) |
| Decrease by 1 p.p. | - | - | - | (52) | - | 52 |

1) Net of effects of asset ceiling.

## Note 20 - Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into:

Foreign branches: Itaú Unibanco S.A., Miami Branch; Itaú Unibanco S.A., Nassau Branch; Itaú Unibanco Holding S.A., Grand Cayman Branch and Itaú Chile New York Branch.

Latin America consolidated: basically compose of subsidiaries Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Banco Itaú Chile and Itaú Colombia S.A.

Other foreign companies: basically compose of subsidiaries Itaú Bank Ltd., ITB Holding Ltd. and Itaú BBA International Plc.

Further information on results of foreign units are available in the Management's Discussion and Analysis Report.

| | Net income / (Loss) | |
|---|---|---|
| | 01/01 to 06/30/2024 | 01/01 to 06/30/2023 |
| Foreign branches | 6,326 | 679 |
| Latin America consolidated [1] | 2,008 | 2,310 |
| Other foreign companies | 2,607 | (662) |
| Foreign consolidated | 10,906 | 2,069 |

1) Banco Itaú Argentina S.A. and its subsidiaries make up the results presented until 07/31/2023 (Note 3).

## Note 21 - Risk, Capital Management and Fixed Assets Limits

### a) Corporate Governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED's management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of the CRO (Chief Risk Officer). To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with the defined policies and procedures.

ITAÚ UNIBANCO HOLDING CONSOLIDATED's management model is made up of:

- 1st line of defense: business areas, which have primary responsibility for managing the risk they originate.
- 2nd line of defense: risk area, which ensures that risks are managed and are supported by risk management principles (risk appetite, policies, procedures and dissemination of the risk culture in the business).
- 3rd line of defense: internal audit, which is linked to the Board of Directors and makes an independent assessment of the activities developed by the other areas.

**b) Risk Management**

**Risk Appetite**

The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director's statement:

*"We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital."*

Based on this statement, six dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk, Reputation and Clients). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure.

The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO.

The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Foremost among processes for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence.

Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on:

- **Sustainability and customer satisfaction:** ITAÚ UNIBANCO HOLDING CONSOLIDATED's vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, it is committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to doing business that is good both for the customer and the institution itself.

- **Risk culture:** ITAÚ UNIBANCO HOLDING CONSOLIDATED's risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business.

- **Risk pricing:** ITAÚ UNIBANCO HOLDING CONSOLIDATED operates and assumes risks in businesses that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios.

- **Diversification:** ITAÚ UNIBANCO HOLDING CONSOLIDATED has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business.

- **Operational excellence:** It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services.

- **Ethics and respect for regulation:** for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution's reputation.

ITAÚ UNIBANCO HOLDING CONSOLIDATED has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk.

These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED's guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks.

**I - Credit risk**

The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery.

There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.

The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also take into account external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on.

In compliance with CMN Resolution 4,557, of February 23, 2017, the document "Public Access Report - Credit Risk Management and Control Policy", which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/relacoes-com-investidores/en, in the section Itaú Unibanco, under Corporate governance, Policies, Reports.

**II - Market risk**

Defined as the possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BCB Resolution No. 111, of July 6, 2021 and later changes. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term.

Market risk management is based on the following metrics:

- Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level.

- Losses in stress scenarios (Stress Test): a simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios).

- Stop loss: metric used to revise positions, should losses accumulated in a fixed period reach a certain level.

- Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at fair value (MtM – Mark to Market).

- Stressed VaR: statistical metric derived from the VaR calculation, with the purpose of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.

Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics:

- ΔEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates.

- ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

- Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at fair value, allocated at the maturity dates.

- Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis-point change is applied to current interest rates or on the index rates.

- Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The structure of limits and alerts obeys the Board of Directors' guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders' equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING CONSOLIDATED's appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them in a timely manner to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

At 06/30/2024, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 1,012 (R$ 1,094 at 12/31/2023), a reduction over the previous year due to lower exposure in interest rates.

The document “Public Access Report – Market and IRRBB Risk Management and Control Policy", which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/relacoes-com-investidores/en, in the section Itaú Unibanco, Corporate governance, Policies, Reports.

**III - Liquidity risk**

Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses.

Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas.

The document "Public Access Report - Liquidity Risk Management and Control Policy", which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/relacoes-com-investidores/en, in the section Itaú Unibanco, Corporate governance, Policies, Reports.

**IV - Operating risk**

Defined as the possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution’s activities.

The managers of the executive areas use corporate methods constructed and made available by the Operational Risk and Corporate Compliance areas.

As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives.

In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled “Public Access Report – Integrated Operational Risk Management and Internal Controls”, a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/relacoes-com-investidores/en, in the section Itaú Unibanco, Corporate governance, Policies, Reports.

**V - Insurance, private pension and premium bonds risks**

In addition to the risks inherent in financial instruments related to the Insurance, Private Pension and Premium Bonds portfolios, the operations carried out at ITAÚ UNIBANCO HOLDING CONSOLIDATED give rise to exposure to underwriting risk.

Underwriting risk is the risk of significant deviations in the methodologies and/or assumptions used for pricing or provision of products, which can materialize in different ways, contrary to the expectations of the product offered:

(i) Insurance: results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims occurred, contrary to pricing estimates.

(ii) Private Pension: is observed in the increase in life expectancy or in deviation from the assumptions used in the technical reserves.

(iii) Premium Bonds: payment of premiums for securities drawn in series not paid in and/or administrative expenses higher than expected may materialize this risk.

The measurement of underwriting risk exposure is based on the analysis of actuarial assumptions used in the recognition of liabilities and pricing of products through: i) monitoring of the evolution of equity necessary to mitigate insolvency or liquidity risk; ii) monitoring of portfolios, products and coverages, from the perspective of results, adherence to expected rates and expected behavior of loss ratio.

Exposure to underwriting risk is managed and monitored according to the levels of risk appetite approved by Management and is controlled through indicators that allow the creation of stress scenarios and simulations of portfolio stress.

**VI - Emerging risks**

Defined as those with a potentially material impact on the business in the medium and long term, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as geopolitical and macroeconomic risk and climate change. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING CONSOLIDATED's governance, allowing these risks to be incorporated into risk management processes too.

**VII - Social, environmental and climate risks**

Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Social, environmental and climatic factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING CONSOLIDATED, since they may affect the creation of shared value in the short, medium and long term.

The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risk management, addressing the most significant risks for the institution's operation through specific procedures.

Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and recording of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Credit, which serves the Wholesale segment, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate's activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING CONSOLIDATED has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles Industry and Retail Clothing, Paper & Pulp, Chemicals & Petrochemicals, Agri - Meatpacking, Agri - Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. The institution also counts with specific procedures for the Institution's operation (stockholders' equity, branch infrastructure, technology and suppliers), credit, investments and key controls. SAC Risks area, Internal Controls and Compliance areas, in turn, support and ensure the governance of the activities of the business and credit areas that serves the business. The Internal Audit acts on an independent manner, assessing risk management, controls and governance.

Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, services, among others involving the Social, Environmental and Climatic Risks.

Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall, and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy, as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks.

Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING CONSOLIDATED, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evolution and continuous improvement within the pillars recommended by the TCFD. With this purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks.

ITAÚ UNIBANCO HOLDING CONSOLIDATED measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines, are: energy, transport, materials and construction, agriculture, food and forestry products.

**c) Capital management governance**

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

**I - Composition and Capital Adequacy**

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP, which comprises stress tests – which was dated December 2023 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios.

| | 06/30/2024 | 12/31/2023 |
|---|---|---|
| **Available capital (amounts)** | | |
| Common Equity Tier 1 (CET 1) | 170,045 | 166,389 |
| Tier 1 | 191,101 | 185,141 |
| Total capital (PR) | 215,557 | 206,862 |
| **Risk-weighted assets (amounts)** | | |
| Total risk-weighted assets (RWA) | 1,301,541 | 1,215,019 |
| **Risk-based capital ratios as a percentage of RWA** | | |
| Common Equity Tier 1 ratio (%) | 13.1% | 13.7% |
| Tier 1 ratio (%) (1) | 14.7% | 15.2% |
| Total capital ratio (%) | 16.6% | 17.0% |
| **Additional CET1 buffer requirements as a percentage of RWA** | | |
| Capital conservation buffer requirement (%) | 2.5% | 2.5% |
| Countercyclical buffer requirement (%) | 0.1% | - |
| Bank G-SIB and/or D-SIB additional requirements (%) | 1.0% | 1.0% |
| Total of bank CET1 specific buffer requirements (%) | 3.6% | 3.5% |

1) The Tier I follows the instructions of the Central Bank of Brazil and is not limited to the 1.5% rate of CMN Resolution No. 4,958. If it were limited, the Tier I would be 14.6%.

At 06/30/2024, the amount of perpetual subordinated debt that makes up Tier I capital is R$ 20,146 (R$ 18,028 at 12/31/2023) and the amount of subordinated debt that makes up Tier II capital is R$ 24,038 (R$ 21,208 at 12/31/2023).

The Basel Ratio reached 16.6% at 06/30/2024, a decrease of 0.4 p.p. compared to 12/31/2023, due to the payment of additional dividends, the schedule established by article 85 of BACEN Resolution No. 229 and the growth of the credit portfolio, offset by the increase in the result for the period.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Total Capital of R$ 111,434 (R$ 109,660 at 12/31/2023), well above the Capital Buffer requirement of R$ 46,294 (R$ 42,526 at 12/31/2023), widely covered by available capital.

The fixed assets ratio indicates the commitment percentage of adjusted Total Capital with adjusted permanent assets ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted Total Capital, established by BACEN. At 06/30/2024, fixed assets ratio reached 20.9% (21.5% at 12/31/2023), showing a surplus of R$ 62,803 (R$ 58,879 at 12/31/2023).

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, can be viewed at www.itau.com.br/relacoes-com-investidores/en, in the section Results and reports, Regulatory reports, Pillar 3 and Global Systemically Important Banks.

**II - Risk-Weighted Assets (RWA)**

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

- $RWA_{CPAD}$ = portion related to exposures to credit risk, calculated using standardized approach.
- $RWA_{CIRB}$ = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by the Central Bank of Brazil.
- $RWA_{MPAD}$ = portion related to the market risk capital requirement, calculated using standardized approach.

- $RWA_{MINT}$ = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by the Central Bank of Brazil.

- $RWA_{OPAD}$ = portion related to the operational risk capital requirement, calculated using standardized approach.

| | RWA | |
|---|---|---|
| | 06/30/2024 | 12/31/2023 |
| **Credit risk (excluding counterparty credit risk)** | **1,050,890** | **976,915** |
| Of which: standardised approach for credit risk | 988,939 | 924,518 |
| Of which: foundation internal rating-based approach (F-IRB) | - | - |
| Of which: advanced internal rating-based approach (A-IRB) | 61,951 | 52,397 |
| **Counterparty credit risk (CCR)** | **34,629** | **30,804** |
| Of which: standardized approach for counterparty credit risk (SA-CCR) | 25,577 | 22,259 |
| Of which: other CCR | 9,052 | 8,545 |
| **Equity investments in funds - look-through approach** | **7,068** | **5,871** |
| **Equity investments in funds - mandate-based approach** | - | - |
| **Equity investments in funds - fall-back approach** | **1,448** | **1,543** |
| **Securitisation exposures in banking book** | **7,568** | **4,141** |
| **Market Risk** | **39,825** | **43,179** |
| Of which: standardized approach ($RWA_{MPAD}$) | 49,413 | 52,299 |
| Of which: internal models approach ($RWA_{MINT}$) | 18,833 | 18,871 |
| **Operational Risk** | **107,623** | **103,094** |
| **Payment Services risk ($RWA_{SP}$)** | **NA** | **NA** |
| **Amounts below the thresholds for deduction** | **52,490** | **49,472** |
| **Total** | **1,301,541** | **1,215,019** |

## III - Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

## IV - Stress testing

The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING CONSOLIDATED's results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING CONSOLIDATED and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.

This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution's risk appetite metrics.

**V - Leverage Ratio**

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

## Note 22 - Supplementary Information

### a) Insurance policy

ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses.

### b) Foreign currency

The balances in Reais linked to the foreign currencies were as follows:

| | 06/30/2024 | 12/31/2023 |
|---|---|---|
| Permanent foreign investments | 93,284 | 79,366 |
| Net balance of other assets and liabilities indexed to foreign currency, including derivatives | (70,256) | (59,921) |
| **Net foreign exchange position** | **23,028** | **19,445** |

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

### c) Agreements for offsetting and settlement of liabilities within the scope of the National Financial System

Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution No. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor.

## d) Regulatory non-recurring result

Presentation of regulatory non-recurring result of ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED, net of tax effects, in accordance with the criteria established by BCB Resolution No. 2/2020:

| | 01/01 to 06/30/2024 | 01/01 to 06/30/2023 |
|---|---|---|
| **Regulatory non-recurring results** | **28** | **(173)** |
| Result on the partial sale of XP Inc. shares | 5 | (122) |
| Income form a installment of the debt of the State of Paraná | - | 315 |
| Banestado debt provision | - | (129) |
| Judicial settlement in pens | - | (125) |
| Other | 23 | (112) |

## e) Monitoring of the climate event in Rio Grande do Sul

ITAÚ UNIBANCO HOLDING CONSOLIDATED monitors the economic effects arising from the climate event in the State of Rio Grande do Sul, which may adversely affect its results. Since the beginning of the rains, ITAÚ UNIBANCO HOLDING CONSOLIDATED follows the impacts of floods on its operations and clients, in addition to emergency government actions to face this disaster. The National Monetary Council and the Central Bank of Brazil issued regulations to be complied with regarding credit, compulsory and consortium operations. Thus, up to the date of this disclosure, ITAÚ UNIBANCO HOLDING CONSOLIDATED identified, based on its best estimates and critical judgements, the following events with impact on its Consolidated Financial Statements:

a) ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts expected loss to recognize a provision for its operations, which is updated periodically according to macroeconomic and circumstantial variables; therefore, the provision for expected loss was recognized in an amount sufficient to face the exposure to credit risk in Rio Grande do Sul. The governance of credit risk allows ITAÚ UNIBANCO HOLDING CONSOLIDATED to respond quickly to the monitoring of potential impacts on its credit exposures, enabling quick access to information required for discussions and related actions. Up to the date of disclosure of these statements, no significant impacts on this portfolio have been identified.

b) Immaterial increase in claims expenses related to insurance against damage in property and housing lines.

c) Approximately 10% of the facilities of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the region suffered greater impacts and needed works to resume their activities.

d) Expenses with donations in the total of R$ 10, with the purpose of assisting in emergency actions in the region.

# ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly - Held Company NIRE. 35300010230

## SUMMARY OF THE AUDIT COMMITTEE REPORT

## FIRST HALF OF 2024.

### Charter, duties and responsibilities of the Committee

The Audit Committee ("Committee") is a statutory body reporting to the Board of Directors ("Board") and operating in accordance with the provisions set forth in its Charter (available at: https://www.itau.com.br/relacoes-com-investidores/). It is currently made up of six independent full-time members, one of whom is a member of the Board, all of them elected in accordance with the criteria stipulated in the regulations of the National Monetary Council ("CMN"), the National Council for Private Insurance ("CNSP"), the Sarbanes-Oxley Act ("SOX") and the NYSE rules, in the last two cases concerning what is applicable to Foreign Private Issuers (FPIs).

The Committee is the sole one for institutions authorized to operate by the Central Bank of Brazil ("BACEN") and for the companies supervised by the Superintendence for Private Insurance ("SUSEP") that are part of the Itaú Unibanco Financial Conglomerate, which encompasses Itaú Unibanco and its direct and indirect controlling companies ("Conglomerate").

As it concerns its operations, the Committee complies with the regulatory requirements of the National Monetary Council ("CMN"), the National Council for Private Insurance ("CNSP"), the Brazilian Securities and Exchange Commission (CVM), the Central Bank of Brazil ("BACEN") and the Superintendence for Private Insurance ("SUSEP"), as well as with those applicable to FPIs and the duties included in the Conglomerate's rules and policies, and it is responsible for overseeing internal control and risk management processes and the activities carried out by the Internal Audit ("IA") and the Conglomerate's independent auditors.

Management is responsible for preparing the financial statements of the Conglomerate and for setting out the procedures required to ensure the quality of the processes producing the information used in the preparation of the financial statements and financial reports. Management is also responsible for risk control and monitoring activities, supervising the corporate internal control and ensuring compliance with legal and regulatory requirements.

The mission of Internal Audit is to ascertain the quality and adherence of the internal control, risk and capital management systems, and the compliance with defined policies and procedures, including those employed in the preparation of accounting and financial reports.

PricewaterhouseCoopers Auditores Independentes ("PwC") is responsible for the independent audit of the individual and consolidated financial statements of Itaú Unibanco Holding S.A., and must certify whether these statements fairly present, in all material respects, the individual and consolidated financial position of the Conglomerate and the individual and consolidated performance of operations in accordance with Brazilian accounting practices and international accounting standards issued by the International Accounting Standards Board ("IASB"). PwC is also responsible, in this and in the two previous years, for auditing the financial statements of the Prudential Conglomerate and Integrated Report. Additionally, these auditors must issue an annual opinion on the quality and effectiveness of the internal control over financial reporting, in accordance with the rule of the Securities and Exchange Commission ("SEC").

Ernst & Young Auditores Independentes is responsible for the independent audit of the financial statements of the Conglomerate group companies and, as from 2024, for the companies supervised by the Superintendence for Private Insurance ("SUSEP"), all of them prepared in accordance with Brazilian accounting practices.

### Activities of the Committee

The annual planning of the Committee's work is prepared at the end of the year prior to the current one, factoring in the main products and processes related to the business and support areas of the Conglomerate, as well as their potential impacts on the financial statements and the internal control and risk management systems, which are regularly reviewed as activities progress.

# ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly - Held Company NIRE. 35300010230

## SUMMARY OF THE AUDIT COMMITTEE REPORT

## FIRST HALF OF 2024.

The Committee's oversight process is based on information received from Management, presentations submitted by the different officers at the Brazilian and international units and by the support departments, the results of the work undertaken by the independent auditors, internal auditors and those responsible for risk and capital management, internal controls, operational risk and compliance.

As part of its duties, the Committee has approved the Internal Audit work for 2024, carrying out the assessment for 2023 of the services carried out by the IA, Operational Risk Office ("DRO"), Corporate Compliance Office ("DCC"), Anti-Money Laundering Office ("DPLD") and Corporate Security Office ("DSC").

It also submits quarterly reports on the Committee's activities to the Board; holds quarterly meetings with the Co-chairpersons of the Board and the Chief Executive Officer of Itaú Unibanco Holding S.A. to present its recommendations on the internal control systems, compliance policy and the risk and capital management structures; holds quarterly meetings with the members of the Supervisory Council; reviews some Corporate Policies; and holds quarterly meetings with supervisors of the Banking Supervision (BACEN DESUP) and of the Conduct Supervision (BACEN DECON) Departments of the Central Bank, to discuss concerns brought by regulatory bodies and the main topics monitored by the Committee.

The Committee was informed by the DSC that no incidents of errors and fraud by members of the Board, statutory committees, board of officers, employees and third parties were identified that fell into the materiality criterion set in the internal policy. The Committee did not identify any incidents of fraud or non-compliance with rules and regulations or errors on the internal control, accounting and audit areas that could jeopardize the Conglomerate's continuity.

To carry out the activities and procedures described above, the Committee held a total of 146 meetings over 31 days in the period from February 19, 2024 to August 5, 2024, with the attendance of independent auditors, internal auditors, supervisors in charge of corporate risks and Corporate Compliance, and executives from the Conglomerate's administrative, financial, information technology and business areas. In that same period, 09 meetings were held with the exclusive attendance of Committee's members, aimed at addressing matters such as work planning, addressing of emerging topics, preparation of reports required by regulators, reviews and approval of Corporate Policies, discussion of material topics and other administrative activities.

**Conclusions**

Having duly considered its responsibilities and the limitations inherent in the scope of its operations, and based on the activities undertaken in the period, the Committee has concluded that in the six-month period ended June 30, 2024:

- the internal control systems, compliance policy and the risk and capital management structures are appropriate for the size and complexity of the Conglomerate and the approved risk appetite, and the compliance with the provisions in current regulation has been monitored, with evidence of deficiencies detected and of the actions adopted to remediate them;
- the coverage and quality of the Internal Audit work are satisfactory, including the verification of compliance with legal and regulatory provisions and internal regulations and codes, with evidence of deficiencies detected, and it operates with appropriate independence;
- the significant accounting practices adopted by the Conglomerate are in line with those adopted in Brazil, including the compliance with rules issued by the CMN and BACEN, and the international accounting standards issued by the International Accounting Standards Board (IASB); and

## SUMMARY OF THE AUDIT COMMITTEE REPORT

## FIRST HALF OF 2024.

- the information provided by PricewaterhouseCoopers Auditores Independentes (PwC), including as regards the verification of compliance with legal and regulatory provisions and internal regulations and codes, with evidence of deficiencies detected, on which the Committee bases its recommendations on the financial statements, is adequate, and no situation has been identified that could impair the objectivity and independence of the Independent Auditor.

Based on the work and the assessments undertaken and taking into account the context and limitation of its duties, the Committee recommends the approval, by the Board of Directors, of the consolidated financial statements of Itaú Unibanco Holding S.A. for the six-month period ended June 30, 2024.

São Paulo, August 6, 2024.

**Itaú Unibanco Holding's Audit Committee**

**Maria Helena dos Santos Fernandes de Santana**
President of Audit Committee

**Alexandre de Barros**

**Fernando Barçante Tostes Malta**

**Luciana Pires Dias**

**Ricardo Baldin - Financial Expert**

**Rogério Carvalho Braga**

www.pwc.com.br

(A free translation of the original in Portuguese)

# *Itaú Unibanco Holding S.A.*

***Parent company and consolidated financial statements at June 30, 2024 and independent auditor's report***

pwc

(A free translation of the original in Portuguese)

# *Independent auditor's report*

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

## Opinion

We have audited the accompanying parent company financial statements of Itaú Unibanco Holding S.A. ("Bank"), which comprise the balance sheet as at June 30, 2024 and the statements of income, comprehensive income, changes in stockholders' equity and cash flows for the six-month period then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at June 30, 2024 and the consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the six-month period then ended, and notes to the financial statements, including significant accounting policies and other explanatory information.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bank and of Bank and its subsidiaries as at June 30, 2024, and the financial performance and cash flows, as well as the consolidated financial performance and cash flows for the six-month period then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

## Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are described in the Auditor's Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current six-month period. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.


Matters
Why it is a Key Audit Matter
How the matter was addressed

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

Itaú Unibanco Holding S.A.

**Why it is a Key Audit Matter**

**Provision for Loan Losses (Notes 2 (b) IX and 6)**

The calculation of the provision for loan losses is subject to Management's judgment. The identification of situations relating to the recoverable value of receivables and the determination of the provision for loan losses is a process that involves certain assumptions and factors, including the evaluation of counterparty's risk, the estimated recoverable amounts and measurement of guarantees.

The utilization of different modeling techniques and assumptions could result in a different estimate of recoverable amounts. Furthermore, managing the credit risk is complex and depends on the completeness and integrity of the related databases, including guarantees and renegotiations as these are important aspects on determining the provision for loan losses.

Furthermore, management regularly reviews the judgments and estimates used in determining the provision for loan losses.

Considering the matters mentioned above, this continued to be an area of focus in our audit.

**How the matter was addressed in the audit**

Our audit procedures considered, among others:

- Tests of the design and effectiveness of the main controls used to calculate the provision for loan losses, including: (i) totality and integrity of the database; (ii) models and assumptions adopted by Management to determine the recoverable value of the credit portfolio; (iii) monitoring and valuation of guarantees; (iv) identification, approval, and monitoring of renegotiated transactions; and (v) processes established by Management to meet the standards of the Brazilian Central Bank (BACEN) and National Monetary Council (CMN) in relation to the provision for loan losses, as well as the disclosures in the notes to the financial statements.

- For the provision for loan losses calculated on an individual basis, we tested the relevant assumptions adopted to identify instances of impairment and the resulting rating of the debtors, as well as the estimates of recovery of overdue receivables.

- For the provision for loan losses calculated on a collective basis, we tested the models and complementary criteria, including the model approval process and the validation of the main assumptions used to determine the loss and recovery estimates.

- For selected data inputs for these models, when available, and in a sample basis, compared the data and assumptions used with market information.

We believe that the disclosures over the criteria and assumptions adopted by Management in determining and recording the provision for loan losses are consistent with the information analyzed in our audit.

| Why it is a Key Audit Matter | How the matter was addressed in the audit |
|---|---|

**Measurement of the fair value of financial instruments with low liquidity and/or without active market (Notes 2 (b) VIII and 17)**

The fair value measurement of financial instruments with low liquidity and/or without an active market involves subjectivity, since it depends on valuation techniques that are based on internal models that include Management's assumptions for their valuation.

In addition, market risk management is complex, especially during periods of high volatility, as well as in situations where observable prices or market parameters are not available. These financial instruments are substantially comprised of investments in securities issued by companies and derivative contracts.

This continues as an area of focus of our audit since the utilization of different valuation techniques and assumptions could lead to materially different fair value estimates.

Our audit procedures consider, among others:

- Tests of the design and the effectiveness of the main controls established for the valuation of these financial instruments, as well as the approval of models and required disclosures.
- With the support of our specialists, we analyzed the main methodologies used for valuing these financial instruments and the significant assumptions adopted by Management, by comparing them with independent methodologies and assumptions. We perform, on a sample basis, recalculation of the valuation of certain operations and compared the assumptions and methodologies used by Management with our knowledge about valuation practices commonly adopted as well as evaluated the consistency of these methodologies with the ones applied in prior periods.

We considered that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments are consistent with the information disclosed in the notes of the financial statements.

---

**Information technology environment**

The Bank and its subsidiaries rely on their technology structure to process their operations and prepare their parent company and consolidated financial statements. Technology represents a fundamental aspect on the Bank and its subsidiaries' business evolution, and over the last years, significant short and long-term investments have been made in the information technology systems and processes.

The technology structure, therefore, is comprised of more than one environment with different processes and segregated controls.

As part of our audit procedures, with the support of our specialists, we updated our assessment on the information technology environment, including the automated controls of the application systems that are significant for the preparation of the parent company and consolidated financial statements.

The procedures we performed comprised the combination of test of the design and effectiveness of the relevant controls, as well as the performance of tests related to the information security, including the access management control, change management and

| Why it is a Key Audit Matter | How the matter was addressed in the audit |
|---|---|
| The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit. | monitoring the operating capacity of the technology infrastructure.<br><br>The audit procedures applied resulted in appropriate evidence that were considered in determining the nature, timing, and extent of other audit procedures. |
| **Provisions and contingent liabilities (Notes 2 (b) XVII and 9)** | |
| The Bank and its subsidiaries have provisions and contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters.<br><br>In general, the settlement of these proceedings takes a long time and involve not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation.<br><br>Besides the subjective aspects in determining the possibility of loss attributed to each case, the evolution of case law on certain causes is not always uniform. Considering the relevance of the amounts and the uncertainties and judgments involved, as described above, in determining and establishing the provision and the required disclosures of provisions and contingent liabilities, we continue to consider this an area of audit focus. | We confirmed our understanding and tested the design and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision for contingent liabilities, including the totality and the integrity of the database.<br><br>We tested the models used to quantify judicial proceedings of civil and labor natures considered on a group basis. In our tests to assess the risk of individual legal proceedings, for a sample of items, we were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding.<br><br>Also, in a sample basis, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings.<br><br>We considered that the criteria and assumptions adopted by Management for determining and recording the provision disclosed in the financial statements are consistent with the information analyzed in our audit. |

## Other matters

### Statements of Value Added

The parent company and consolidated Statements of Value Added for the six-month period then ended June 30, 2024, prepared under the responsibility of the Bank's management and presented as supplementary information, were submitted to audit procedures performed in conjunction with the audit of the Bank's financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added". In our opinion, these Statements of Value Added have been properly prepared in all material respects, in accordance with the criteria established in the Technical Pronouncement, and are consistent with the parent company and consolidated financial statements taken as a whole.

## Other information accompanying the parent company and consolidated financial statements and the auditor's report

The Bank's management is responsible for the other information that comprises the Management Report and the Management Discussion and Analysis Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management Report or the Management Discussion and Analysis Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and the Management Discussion and Analysis Report and, in doing so, consider whether these reports are materially inconsistent with the financial statements, or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report or in the Management Discussion and Analysis Report, we are required to report that fact. We have nothing to report in this regard.

## Responsibilities of management and those charged with governance for the parent company and consolidated financial statements

The Bank's Management is responsible for the preparation and fair presentation of these parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, management is responsible for assessing the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank and its subsidiaries, as a whole, or to cease operations, or has no realistic alternative but to do so.

Those charged with governance in the Bank are responsible for overseeing the financial reporting process.

## Auditor's responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a

basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries, as a whole, to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats to our independence or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company and consolidated financial statements of the current six-month period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, August 6, 2024

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Tatiana Fernandes Kagohara Gueorguiev
Contadora CRC 1SP245281/O-6

# ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230

## OPINION OF THE FISCAL COUNCIL

Having completed the examination of the Financial Statements for the period from January to June 2024 and considering the unqualified report issued by PricewaterhouseCoopers Auditores Independentes, the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. are of the opinion that these documents properly reflect the financial position and the activities performed by the company in the period, and that they meet conditions to be submitted to the appreciation and approval of the Shareholders.

São Paulo (SP), August 06, 2024.

*GILBERTO FRUSSA*
*Chairman*

*IGOR BARENBOIM*
*Board Member*

*EDUARDO HIROYUKI MIYAKI*
*Board Member*

Praça Alfredo Egydio de Souza Aranha nº 100,
Parque Jabaquara, Zip Code 04344-902,
São Paulo/SP - Brazil

# ITAÚ UNIBANCO HOLDING S.A.

**CNPJ 60.872.504/0001-23** **A Publicly Listed Company** **NIRE 35300010230**

## Financial Statements in BRGAAP as of June 30, 2024.

The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 27 paragraph 1 of CVM Instruction No. 80/2022 and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; and c) they have reviewed, discussed and agree with the Company's financial statements.

The statements referred to were disclosed on August 06, 2024, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor relations).

This file includes:

. Management Report;

. Balance Sheet;

. Statement of Income;

. Statement of Comprehensive Income;

. Statement of Changes in Stockholders' Equity;

. Statement of Cash Flows;

. Statement of Value Added;

. Notes to the Financial Statements;

. Summary of The Audit Committee Report;

. Report of Independent Auditors;

. Opinion of the Fiscal Council.

Milton Maluhy Filho
*Chief Executive Officer*

Andre Balestrin Cestare
*Officer*

Maria Helena dos Santos Fernandes de Santana
*Chairperson of the Audit Committee*

Arnaldo Alves dos Santos
*Accountant*